4/2

08001643

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nippon Mining Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 04 2008
THOMSON
FINANCIAL

FILE NO. 82- 34805

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 4/3/08

File No. 82-34805

Nippon Mining Holdings, Inc.

10-1 Toranomon 2-chome
Minato-ku, Tokyo 105-0001 Japan
Phone : +81-3-5573-5129 Facsimile : +81-3-5573-5139

March 27, 2008

ARIS
3-31-07

SEC Headquarters

100 F Street, NE
Washington, DC 20549
U.S.A.

Re: **File No. 82-34805: Nippon Mining Holdings, Inc. Application Supplement for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Dear Madam / Sir:

We, Nippon Mining Holdings, Inc., are writing to submit all information required to be submitted subsequent to our application, dated July 30, 2004, for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

We have enclosed herewith in Exhibits 1 to 23 of Annex A all information required to be submitted subsequent to our application for a Rule 12g3-2(b) exemption which was made public between February 28, 2007, the date of such application, and March 27, 2008, the date of this submission.

Please direct questions or requests for additional information in connection with this submission to Fumio Ito, 10-1 Toranomon 2-chome, Minato-ku, Tokyo 105-0001 Japan, telephone 81-3-5573-5129, facsimile 81-3-5573-5139.

Very truly yours,

Nippon Mining Holdings, Inc.

By: Fumio Ito

Name: Fumio Ito
Title: Director

File No. 82-34805

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE February 28, 2007

JAPANESE LANGUAGE DOCUMENTS published, filed or distributed ONLY IN JAPAN

1. Press release dated March 28, 2007 in connection with Nippon Mining Holdings Revises Consolidated Earnings Forecasts (Attached as Exhibit 1)
2. Press release dated May 9, 2007 in connection with Appointment of Nippon Mining Holding's Independent Auditor (Attached as Exhibit 2)
3. Press release dated May 9, 2007 in connection with Nippon Mining Holding's Stance and Policy on Reducing the Share Trading Unit (Attached as Exhibit 3)
4. Press release dated May 16, 2007 in connection with Nippon Mining Holdings Proposes Partial Amendments to its Articles of Incorporation (Attached as Exhibit 4)
5. Press release dated July 25, 2007 in connection with Regarding Media Reports Dated July 25 (Attached as Exhibit 5)
6. Press release dated July 25, 2007 in connection with Nippon Mining Holdings to Issue Stock Options (Equity Warrants) as Stock-Based Compensation in 2007 (Attached as Exhibit 6)
7. Press release dated November 7, 2007 in connection with Nippon Mining Holdings' Subsidiaries Acquire Rights in Copper Deposit Development Project in Peru (Attached as Exhibit 7)
8. Press release dated December 21, 2007 in connection with Nippon Mining to Establish New IT Support Company — Nippon Mining IT (Attached as Exhibit 8)
9. Press release dated December 21, 2007 in connection with Nippon Mining Holdings to Transfer Subsidiary's Shares (Attached as Exhibit 9)
10. Press release dated January 30, 2008 in connection with Notice of Commencement of Tender Offer for Toho Titanium Co. Ltd. Stock (Attached as Exhibit 10)
11. Press release dated February 13, 2008 in connection with Partial Revision to the Notice of Commencement of Tender Offer for Toho Titanium Co. Ltd. Stock (Attached as Exhibit 11)
12. Press release dated February 20, 2008 in connection with Nippon Mining Holdings' Subsidiary Integrates its Petroleum Product Subsidiaries (Attached as Exhibit 12)

13. Press release dated February 21, 2008 in connection with Nippon Mining Holdings' Consolidated Subsidiary to Restructure and Integrate its LP Gas Operations (Attached as Exhibit 13)

14. Press release dated February 29, 2008 in connection with Result of Tender Offer for Share Certificates of Toho Titanium Co., Ltd. (Attached as Exhibit 14)

ENGLISH LANGUAGE DOCUMENTS

15. Medium Term Management Plan for Fiscal 2007-2009 dated April 9, 2007 (Attached as Exhibit 15)

16. Consolidated Financial Results for the year ending March 31, 2007 ("Fiscal 2006"), dated May 9, 2007 (Attached as Exhibit 16)

17. Notice of Partial Amendment of a Proposal to be Resolved by the 5th Annual General Meeting of Shareholders dated June 15, 2007 (Attached as Exhibit 17)

18. Consolidated Financial Results for the 1Q of the year ending March 31, 2008 ("Fiscal 2007"), dated August 8, 2007 (Attached as Exhibit 18)

19. Revision of Consolidated Earnings Forecast dated August 8, 2007 (Attached as Exhibit 19)

20. Press release dated September 19, 2007 in connection with Strengthening Collaboration in the Chukyo Region (Attached as Exhibit 20)

21. Consolidated Interim Financial Results for the year ending March 31, 2008 ("Fiscal 2007"), dated November 7, 2007 (Attached as Exhibit 21)

22. Consolidated Financial Results for the 3Q of the year ending March 31, 2008 ("Fiscal 2007"), dated February 6, 2008 (Attached as Exhibit 22)

23. Annual Report 2007 for the fiscal year ended March 31, 2007(Attached as Exhibit 23)

March 28, 2007

Company name	Nippon Mining Holdings, Inc.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Stock code	5016
Contact	Nobuyuki Yamaki, Director General Administration Group (in charge of IR and human resources)
Telephone	03-5573-5123

Nippon Mining Holdings Revises Consolidated Earnings Forecasts

Nippon Mining Holdings, Inc., (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi; the "Company"), based on recent operating performance, has revised its consolidated full-year earnings forecasts for the fiscal year ending March 31, 2007. Details of the revision appear below.

Revision of consolidated earnings forecasts for the fiscal year ending March 31, 2007 (April 1, 2006 – March 31, 2007)

(millions of yen)

	Sales	Income before special items	Net income
Previous forecast (A) (announced February 9, 2007)	3,790,000	185,000	110,000
Revised forecast (B)	3,800,000	215,000	103,000
Change (B - A)	10,000	30,000	(7,000)
Percentage change	0.3%	16.2%	(6.4%)
Previous fiscal year (Apr 1, 2005 – Mar 31, 2006)	3,026,262	188,722	96,905

Reason for revision

Consolidated net sales for the period are expected to be higher due mainly to rising metal prices. Income before special items of ¥215 billion is projected, ¥30 billion higher than the previous forecast, owing primarily to an inventory valuation loss based on the lower-of-cost-or-market method that was significantly lower than expected because crude oil prices remained high at the end of the fiscal year. Despite this increase in the forecast for income before special items, net income of ¥103 billion is projected, ¥7 billion lower than the previous forecast, mainly reflecting extraordinary losses and increased tax expenses.

Income before special items by segment (consolidated forecast for the year ending March 31, 2007)

(hundred million yen)

		Previous forecast (A)	Revised forecast (B)	Change (B - A)	Reason for change in IBSI*	FYE March 31, 2006
Petroleum	Sales	27,500	27,500	-	Increase due to lower inventory valuation loss based on lower-of-cost-or -market method	23,926
	IBSI*	450	760	310		970
Metals (total)	Sales	10,070	10,170	100		6,071
	IBSI	1,330	1,315	(15)		828
Resources and metals	Sales	8,710	8,810	100	Increase due to weaker yen, higher copper sales	4,954
	IBSI	1,243	1,250	7		682
Electronic materials	Sales	1,300	1,300	-	Decrease due to lower inventory valuation loss based on lower-of-cost- or-market method	1,063
	IBSI	52	(15)	(67)		96
Metal manufacturing	Sales	700	700	-	Lower sales	528
	IBSI	70	65	(5)		62
Metals adjustment	Sales	(640)	(640)	-	Reclassification of loss from valuation based on lower-of-cost-or-market method	(473)
	IBSI	(35)	15	50		(12)
Other operations	Sales	660	660	-	Higher profits at independent operating company	585
	IBSI	70	75	5		89
Eliminations	Net sales	(330)	(330)	-		(320)
Total	Sales	37,900	38,000	100		30,263
	IBSI	1,850	2,150	300		1,887

* In the table above, IBSI stands for "income before special items."

For reference: Assumptions (consolidated earnings forecasts for the year ending March 31, 2007)

		Previous (A) (Feb. 9)	Revised (B)	Change (B - A)	FYE March 31, 2006
All segments	Exchange rate (¥ / $)	116	117	1	113
Petroleum	Crude oil, FOB ($ / Bbl) (based on Dubai spot price)	59.7	60.8	1.1	53.5
	Market price of paraxylene ($ / t) (based on the ACP)	1,107	1,102	(5)	903
Metals (total)	Market price of copper (cents / lb)	309	313	4	186
Resources and metals	Electrolytic copper sales (thousand tons / year)	643	646	3	588
Electronic materials	Electro-deposited copper foil sales (tons / month)	1,942	1,880	(62)	2,080
	Treated roller copper foil sales (thousand meters / month)	3,503	3,579	76	3,794
	ITO target sales (tons / month)	29.9	28.2	(1.7)	26.1
Metal manufacturing	Wrought copper product sales (thousand tons / year)	38.6	38.2	(0.4)	36.4
	Special steel product sales (thousand tons / year)	4.1	4.0	(0.1)	4.4
	High quality products ratio (%)	43%	43%	-	43%

Note: The forecasts described above are based on information available as of the release date of this document. Actual results are subject to change and variability due to various factors.

####

May 9, 2007

Company name	Nippon Mining Holdings, Inc.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Stock code	5016
Contact	Nobuyuki Yamaki, Director General Administration Group (in charge of general affairs)
Telephone	03-5573-5129

Appointment of Nippon Mining Holdings' Independent Auditor

Nippon Mining Holdings, Inc., (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi; the "Company"), at a meeting of the Board of Directors held today, decided to propose the appointment of a single independent auditor at the Annual General Shareholders' Meeting scheduled for June 27, 2007. Details of the proposal appear below.

The Company's Board of Auditors has agreed to this proposal.

1. Reason for appointment of independent auditor

Japan's Financial Services Agency, on May 10, 2006, ordered ChuoAoyama PricewaterhouseCoopers (presently Misuzu Audit Corporation), the Company's previous independent auditor, to suspend some of its operations for the two-month period from July 1 to August 31, 2006. Accordingly, ChuoAoyama's status as the Company's auditor was revoked and the company resigned from the position on July 1, 2006.

In light of this, the Company appointed Ernst & Young ShinNihon as its temporary independent auditor on July 1, 2006, and appointed Misuzu Audit Corporation as an additional temporary auditor on September 1, 2006. Audits of the Company have since been conducted jointly by these two parties. The Board has now decided to propose the nomination of Ernst & Young ShinNihon as the Company's sole independent auditor at the 5th Annual Shareholders' Meeting scheduled for June 27, 2007. This will be the first general meeting of shareholders since the election of these temporary auditors, and the election of a new independent auditor will result in their resignation from their current temporary positions.

2. Nominee for independent auditor

Name: Ernst & Young ShinNihon
Business address: Hibiya Kokusai Bldg., 2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo

3. Temporary auditors scheduled to resign

Name: Ernst & Young ShinNihon
Business address: Hibiya Kokusai Bldg., 2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo
Name: Misuzu Audit Corporation
Business address: 3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo

4. Expected date of changeover

June 27, 2007 (5th Annual Shareholders' Meeting)

####

May 9, 2007

Company name	Nippon Mining Holdings, Inc.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Stock code	5016
Contact	Nobuyuki Yamaki, Director General Administration Group (in charge of general affairs)
Telephone	03-5573-5129

Nippon Mining Holdings' Stance and Policy on Reducing the Share Trading Unit

a. Stance on reducing the minimum share trading unit

Nippon Mining Holdings, Inc., (the "Company") recognizes that improving the liquidity of its shares and building an environment that facilitates the participation of as many investors as possible is crucial to the ensuring an appropriate share price on the stock market. To this end, the Company believes that reducing the minimum share trading unit is effective in expanding the investor base, especially of individual investors. Given the Company's current share price, number of shareholders, and shareholder composition, the Company believes that its current share trading unit is adequate for securing sufficient liquidity.

b. Policy on reducing the minimum share trading unit

In consideration of the above and the considerable cost associated with changing the share trading unit, the Company will continue to carefully consider the timing of such a move while keeping a close eye on business performance, share price performance, and market trends.

####

May 16, 2007

Company name	Nippon Mining Holdings, Inc.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Stock code	5016
Contact	Nobuyuki Yamaki, Director General Administration Group (in charge of general affairs)
Telephone	03-5573-5129

Nippon Mining Holdings Proposes Partial Amendments to its Articles of Incorporation

Nippon Mining Holdings, Inc., (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi; the "Company"), at a meeting of the Board of Directors held today, decided to put forward certain partial amendments, as detailed below, to the Articles of Incorporation at the 5th Annual Shareholders' Meeting scheduled for June 27, 2007.

1. Reason for amendments

The Company proposes the establishment of new provisions related to substitute statutory auditors to provide for a possible shortfall in the legally required number of statutory auditors.

2. Details of amendments

Details of the proposed amendments to the Articles of Incorporation are as follows.

(proposed amendments are underlined)

Current provisions	Proposed amendments
(Election of Statutory Auditors) Article 30. Statutory Auditors shall be elected at a general meeting of shareholders. 2. Statutory Auditors shall be elected by a majority vote of the shareholders present at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of the voting rights <u>of all the shareholders with voting right of the Company</u> shall be present. (Newly added)	(Election of Statutory Auditors) Article 30. (Unchanged) 2 (Unchanged) <u>3. Pursuant to Article 329 Paragraph 2 of the Corporate Law, Substitute Statutory Auditors may be elected at an ordinary general meeting of shareholders to provide for a possible shortfall in the number of incumbent Statutory Auditors as required by laws and regulations.</u>

(Newly added)	4. The resolution related to the election of Substitute Statutory Auditors as specified in the preceding paragraph shall expire at the commencement of the ordinary general meeting of shareholders related to the last fiscal year that ends within 4 years after the election of Substitute Statutory Auditors, unless such period is shortened by the resolution.
(Term of office of Statutory Auditors) Article 31 The term of office of a Statutory Auditor shall expire at the conclusion of the ordinary general meeting of shareholders related to the last fiscal year ending in 4 years after the assumption of office by the Statutory Auditor.	(Term of office of Statutory Auditors) Article 31. (Unchanged)
2. The term of office of the Statutory Auditor, who is elected to fill a vacancy of a Statutory Auditor who has retired before the expiration of his/her term of office, shall terminate when the term of office of his/her predecessor would have otherwise terminated.	2. The term of office of the Statutory Auditor elected to replace a Statutory Auditor who has retired before the expiration of his/her term of office, shall terminate when the term of office of his/her predecessor would have otherwise terminated, provided that, in the event that a Substitute Statutory Auditor is elected pursuant to Paragraph 3 of the preceding article, his/her term of office shall not extend past the close of the ordinary general meeting of shareholders relating to the last fiscal year within 4 years after his/her election as a Substitute Statutory Auditor.

Schedule

Date of shareholders' meeting for amendments to the Articles of Incorporation:
June 27, 2007 (Wednesday)

Date on which amendments to the Articles of Incorporation will take effect:
June 27, 2007 (Wednesday)

####

July 25, 2007

Company name	Nippon Mining Holdings, Inc.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Stock code	5016
Contact	Nobuyuki Yamaki, Director General Administration Group (in charge of general affairs)
Telephone	03-5573-5129

Regarding Media Reports Dated July 25

Nippon Mining Holdings, Inc., (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi) is aware that, on July 25, a number of media reports regarding forecasts of its earnings appeared. The reported forecasts were not released by Nippon Mining Holdings.

Nippon Mining Holdings, Inc., is currently in the process of preparing its interim forecasts for fiscal 2007.

####

July 25, 2007

Company name	Nippon Mining Holdings Inc.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Stock code	5016
Contact	Nobuyuki Yamaki, Director General Administration Group (in charge of general affairs)
Telephone	03-5573-5129

Nippon Mining Holdings to Issue Stock Options (Equity Warrants) as Stock-Based Compensation in 2007

Nippon Mining Holdings Inc. (the "Company"), in June 2005, discontinued the retirement benefits of directors and relevant officers (the "Directors and Officers") of the Company and core business entities of the Nippon Mining Holdings Group, and instead began granting stock-based compensation in the form of equity warrants equivalent in value to the discontinued retirement benefits. This move is aimed at raising the motivation and enthusiasm with which the Directors and Officers pursue improvements in consolidated results and share prices.

Accordingly, to implement stock-based compensation for 2007, the Company's Board of Directors, at a meeting held today, resolved to offer equity warrants for subscription by: Directors and Senior Officers of the Company; and Directors, Executive Officers, and Associate Directors of Japan Energy Corporation and Nippon Mining and Metals Co. Ltd., the Company's subsidiaries. Details appear below.

1. Name of equity warrants

2007 Nippon Mining Holdings, Inc., Equity Warrants (stock options as stock based-compensation)

2. Total units of equity warrants offered

408 units

The number above is the upper limit for allotment, and if the total number of units to be issued decreases due to under-subscription or any other reason, the total number of units to be offered shall equal the number of units of equity warrants subscribed.

3. Type and number of underlying shares

A total of 204,000 of the Company's common shares will be designated as the underlying shares subject to the equity warrants. The number of underlying shares available for a unit (the "Number of Shares to be Granted") of equity warrants shall be 500.

4. Method of payment for and exercise price of equity warrants

Payment upon exercise of equity warrants shall be made in cash. The exercise price shall be ¥1.00 per underlying share and the amount payable on the exercise of equity warrants will be calculated as the

Number of Shares to be Granted multiplied by the exercise price per underlying share.

5. Exercise period

From August 10, 2007, to June 30, 2027

6. Matters concerning increase in paid-in capital and capital reserve as a result of issuing shares upon exercise of equity warrants

(1) The increase in paid-in capital as a result of the issuance of shares upon the exercise of equity warrants shall be half of the maximum limit on increases in paid-in capital and other items as calculated in accordance with Article 40, Paragraph 1 of the *Corporate Accounting Regulations* (Ordinance of the Ministry of Justice No.13 of 2006). Any fraction less than ¥1.00 resulting from the calculation is rounded up to the nearest yen.

(2) The increase in capital reserves as a result of the issuance of shares upon the exercise of equity warrants shall be equal to the maximum limit on increases in paid-in capital and other items, as specified in (1) above, minus the value of the increase in paid-in capital, as specified in (1) above.

7. Restriction on acquisition of equity warrants via transfer

Any acquisition of equity warrants via the transfer shall be subject to approval by the Company's Board of Directors.

8. Option to call the equity warrants

The Company asserts no option to call the equity warrants offered.

9. Policy concerning the treatment of equity warrants in the event of a business combination and issuance of equity warrants by an acquiring company

In the event of merger (limited to the case where the Company is the merged entity), spin-off, divestiture, or exchange of stock or stock transfer (collectively, "Reorganization"), the holders of equity warrants that remain at the time such a Reorganization takes effect ("Remaining Equity Warrants") shall be granted, in accordance with the conditions set out below, equity warrants on stock in the stock corporation (the "Surviving Company") that conform to Article 236, Paragraph 1 (a)–(e) of the Corporate Law. In such cases, the Remaining Equity Warrants will be terminated and the Surviving Company will instead issue new equity warrants. However, this will only occur if the issuance of equity warrants by the Surviving Company is provided for in the relevant merger and acquisition agreement, merger agreement, spin-off agreement, divestiture agreement, stock exchange agreement, or stock transfer agreement.

(i) Total number of units of equity warrants to be issued by the Surviving Company

The number of units of equity warrants the Surviving Company issues to each holder shall be the same as the number of units of Remaining Equity Warrants held by each holder.

(ii) Type of underlying shares of Surviving Company subject to the equity warrants

Common shares of the Surviving Company

(iii) Number of shares of Surviving Company subject to the equity warrants

The number of shares shall be determined in consideration of conditions of the Reorganization and other factors and in accordance with item 3 above.

(iv) Amount payable on exercise of equity warrants

The payment to be made upon the exercise of the new equity warrants shall be the amount obtained by multiplying the amount of payment after the Reorganization, as set forth below, by the number of shares of the Surviving Company subject to the equity warrant, as specified in (iii) above. The exercise price after the Reorganization shall be ¥1.00 per underlying share of the Surviving Company.

(v) Exercise period

Equity warrants are exercisable from the later of the following two dates: the date on which the exercise period for the equity warrants to be offered begins, as specified in item 5 above; and the date the Reorganization comes into effect. They are exercisable through the final date of the exercise period for the equity warrants, as specified in item 5 above.

(vi) Matters concerning increase in paid-in capital and capital reserve as a result of issuing shares upon exercise of equity warrants

To be determined in accordance with item 6 above.

(vii) Restriction on acquisition of equity warrants via transfer

Any acquisition of equity warrants via transfer shall be subject to approval by the Board of Directors of the Surviving Company.

(viii) Option to call the equity warrants

To be determined in accordance with item 8 above.

(ix) Other conditions on the exercise of equity warrants

To be determined in accordance with item 11 below.

10. Fractional shares constituting less than one share resulting from the exercise of equity warrants

If the exercise of equity warrants results in a fraction that constitutes less than one share in addition to any whole number of shares to be allotted to the exerciser of those warrants, that fraction shall be rounded off (discarded).

11.Other conditions on the exercise of equity warrants

(1) Regardless of item 5 above, a holder of an equity warrant is entitled to exercise such right within three years starting from the day immediately following the date of termination of his/her service as Director, Senior Officer, or Statutory Auditor of the Company; or as Director, Executive Officer, Associate Director, or Statutory Auditor of Japan Energy Corporation, Nippon Mining & Metals Co. Ltd.—the Company's subsidiaries—or other subsidiaries designated by the Company's Board of Directors (the "First Day of the Exercise Period").

(2) Regardless of (1) above, in case (i) or (ii) below (case (i) excludes situations where equity warrants of the Surviving Company are issued to holders of Remaining Equity Warrants in accordance with item 9 above), the holder of an equity warrant may exercise that right only during the period stipulated in (i) and (ii), respectively:

(i) If, for any holder of an equity warrant, the First Day of the Exercise Period does not arrive by June

30, 2024, such holdershall be entitled to exercise the right during the period from July 1, 2024, to June 30, 2027.

(ii) If any merger agreement that will result in the Company ceasing to exist after the merger is approved by a general meeting of shareholders or if any exchange of stock or stock transfer agreement that transforms the Company into a wholly owned subsidiary of another company is approved by a general meeting of shareholders (or if any such agreement is approved by the Company's Board of Directors when a resolution by a general meeting of shareholders is not required), holders of equity warrants shall be entitled to exercise those rights during the 15-day period starting from the date immediately after the date of such approval.

(3) No partial exercise of a unit of equity warrants is allowed.

(4) If a person granted equity warrants abandons those rights subscribed, he/she will not be able to exercise those equity warrants.

12. Amount of payment in exchange for the equity warrants offered

The amount of payment in exchange for the equity warrants offered shall be the fair value calculated using the Black-Scholes model based on conditions as of August 9, 2007.

Part of the remuneration of those to whom equity warrants are allotted shall be offset by their obligation to pay for their allotment of the equity warrants.

13. Date of allotment of the equity warrants

August 9, 2007

14. Date of payment of consideration in exchange of the equity warrants

August 9, 2007

15. Persons eligible for allotment, numbers of such persons, and numbers of equity warrants to be allotted (upper limit)

A total of 119 equity warrants are to be allotted among nine Directors and two Senior Officers of the Company.

A total of 289 equity warrants are to be allotted among two Directors, 27 Executive Officers, and five Associate Directors of the Company's subsidiaries.

(In total, 408 equity warrants are to be allotted among 45 individuals.)

November 7, 2007

Company name	Nippon Mining Holdings, Inc.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Stock code	5016
Contact	Nobuyuki Yamaki, Director General Administration Group (in charge of general affairs)
Telephone	03-5573-5129

Nippon Mining Holdings' Subsidiaries Acquire Rights in Copper Deposit Development Project in Peru

Nippon Mining Holdings Inc. (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi; the "Company") announced today that its consolidated subsidiaries Nippon Mining & Metals Co. Ltd. (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Masanori Okada) and Pan Pacific Copper Co. Ltd. (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Eiji Kato) have issued a joint press release regarding the acquisition of rights in a copper deposit development project in Peru. The press release accompanies this announcement.

####

November 7, 2007

Nippon Mining & Metals Co. Ltd.
Mitsui Mining & Smelting Co. Ltd.
Pan Pacific Copper Co. Ltd.

Rights Acquired in Copper Deposit Development Project in Peru

Pan Pacific Copper Co. Ltd. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Eiji Kato; "PPC"), a joint-venture between Nippon Mining & Metals Co. Ltd. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Masanori Okada) and Mitsui Mining & Smelting Co. Ltd. (Head Office: 1, Osaki, Shinagawa-ku, Tokyo; President: Yoshihiko Takebayashi), is actively engaged in the development of promising mines in areas where large copper deposits are believed to exist, principally in South America. The companies decided today that PPC will acquire the rights, currently held by Mitsui Mining & Smelting, in the Quechua copper deposit development project (the "Project") in the Republic of Peru.

This project is part of PPC's efforts to secure stable supplies of copper concentrate and enjoys certain advantages. A significant proportion of mining concessions and surface rights in the area have already been obtained and infrastructure such as port, inland transport, and power supply facilities is available in the region around the mine site. A commercial feasibility study will be conducted after the property is acquired.

While pushing ahead with this project and the Caserones copper deposit development project—a feasibility study for which is currently underway—PPC also remains committed to acquiring rights in other promising mines and engaging in its own exploration activities.

Outline of the project

1. Location of the Quechua copper deposits
   Espinar in Cusco, about 700 km to the southeast of Peru's capital, Lima. Altitudes in the region range from 4,000 m to 4,400 m.
2. Mining area
   5,732 hectares
3. Ore reserves
   Approximately 260 million metric tons (with an average copper grade of 0.61%, approximately 1.6 million metric tons of copper, based on a copper cut-off grade of 0.4%)

4. Acquisition price

US$40 million

5. Schedule

(1) 2007 – mid-2010: Feasibility study

(estimated cost: approximately US$50 million)

(2) Mid-2010 – first half of 2012: Construction of production facilities

(approximately US$400 million)

(3) Second half of 2012 onwards: Commencement of operations

(Mine life of 16 years, through 2028, producing approximately 210,000 tons of copper concentrate per annum (equivalent to 60,000 tons of copper per annum))

6. Financing

The acquisition will be financed by the issue of new shares to be underwritten by both of PPC's parent companies. Subsequent financing arrangement are yet to be determined.

For further information

Nippon Mining & Metals Co. Ltd.	Kawada, Narazaki General Administration Dept. Tel: +81-3-5573-7223
Mitsui Mining & Smelting Co. Ltd.	Sakurai, Asaki Public Relations Tel: +81-3-5437-8028
Pan Pacific Copper Co. Ltd.	Murayama, Komatsuzaki Corporate Support Dept. Tel: +81-3-3560-8600

Attached: Map of location and photograph of mine

December 21, 2007

Company name	Nippon Mining Holdings, Inc.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Stock code	5016
Contact	Nobuyuki Yamaki, Director General Administration Group (in charge of general affairs)
Telephone	03-5573-5129

Nippon Mining Holdings to Establish New IT Support Company —Nippon Mining IT

Nippon Mining Holdings, Inc. (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi; the "Company") announced today that it will establish a functional support company named Nippon Mining Information Technology, Co., Ltd.., ("Nippon Mining IT") to carry out IT planning and administration tasks for the Nippon Mining Holdings Group.

Nippon Mining IT will be responsible for formulating the Group's IT policy and handling systems planning and administration, the internal control of IT, system audits, and other related tasks. The new company will also serve as a point of contact with Central Computer Services Co. Ltd. after the Company hands over control of that entity to NTT Data Corporation (Head Office: Toyosu 3-chome, Koto-ku, Tokyo; President and Chief Executive Officer: Toru Yamashita).

Through the establishment of Nippon Mining IT, the Company aims consolidate system planning functions, which until now have been split between the Group's petroleum company and metals company. This will streamline the standardization of development, operation, and maintenance activities as well as efforts to bolster the Group's information infrastructure, and it will also facilitate significant enhancements to the Group's IT-related governance and systems planning functions.

Overview of Nippon Mining IT

(1) Company name	Nippon Mining Information Technology Co., Ltd.
(2) Head office	10-1, Toranomon 2-chome, Minato-ku, Tokyo
(3) Capital	50 million yen (wholly owned by the Company)
(4) Representative	To be decided
(5) Establishment	February 2008 (current schedule)
(6) Commencement of operations	April 1, 2008 (current schedule)
(7) Main businesses	IT-related planning and administration for the Nippon Mining Holdings Group
(8) Number of employees	Around 45

####

For further information

Mr. Ohta or Mr. Tashiro
Public Relations
General Administration Group
Nippon Mining Holdings, Inc.
Tel: +81-3-5573-5129

December 21, 2007

Company name	Nippon Mining Holdings Inc.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Stock code	5016
Contact	Nobuyuki Yamaki, Director General Administration Group (in charge of general affairs)
Telephone	03-5573-5129

Nippon Mining Holdings to Transfer Subsidiary's Shares

Nippon Mining Holdings, Inc. (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi; the "Company") announces that the Company today reached an agreement with NTT Data Corporation (Head Office: 3-3, Toyosu 3-chome, Koto-ku, Tokyo; President and CEO: Toru Yamashita; "NTT Data") to transfer 60% of the issued and outstanding shares of one of its consolidated subsidiaries, Central Computer Services Co. Ltd. (Head Office: 41-10, Kameido 6-chome, Koto-ku, Tokyo; President: Nobuo Abe; hereinafter, "CCS"), to NTT Data. This agreement will affect the status of CCS as the Company's consolidated subsidiary.

1. Reason for transfer

CCS is engaged in the information services business including software development and information processing. The Company came to the conclusion that CCS would be able to improve its services to the Company and also expect further growth and development by joining the group of NTT Data, a major information services company specializing in those fields.

2. Profile of affected subsidiary

(1) Name	Central Computer Services, Co., Ltd.
(2) Representative	Representative Director and President Nobuo Abe
(3) Head office	41-10, Kameido 6-chome, Koto-ku, Tokyo
(4) Established	April 14, 1970
(5) Main business	Software development, information processing, sales of computer systems
(6) End of fiscal year	March
(7) Number of employees	626 (As of October 1, 2007)
(8) Business locations	Tokyo, Okayama, Ibaraki, Kanagawa, Oita
(9) Capital	270 million yen
(10) Shares outstanding	4,200,000 shares
(11) Major shareholders	Nippon Mining Holdings, Inc. (100%)

(12) Business performance in recent business years

(millions of yen, except dividends)

Fiscal year ended March 31,	2006	2007
Net sales	15,529	16,291
Gross profit	2,653	2,504
Operating income	790	760
Ordinary income	799	754
Net income	325	339
Total assets	7,978	7,973
Net assets	2,796	2,951

Dividend (per share)	7.50 yen	7.50 yen

3. Profile of the transferee

(1) Name	NTT Data Corporation
(2) Representative	Toru Yamashita, President and Chief Executive Officer
(3) Head Office	Toyosu Center Building, 3-3, Toyosu 3-chome, Koto-ku, Tokyo
(4) Main business	System integration, networking system services
(5) Relationship with the Company	There are no relationships between the two companies in relation to assets, personnel, or business activities and interests

4. Number of CCS shares to be transferred, transfer price, and change in the Company's holdings

(1) Number of CCS shares held by the Company before the transfer: 4,200,000 shares (100%)
(Number of voting rights: 4,200)

(2) Number of CCS shares to be transferred: 2,520,000 shares (transfer price to be determined)
(Number of voting rights: 2,520)

(3) Number of CCS shares held by the Company after the transfer: 1,680,000 shares (40%)
(Number of voting rights: 1,680)

Notes:

1. CCS will become an equity-method affiliate of the Company after the transfer.
2. The Company will announce the transfer price as soon as it is finalized.

5. Date of transfer

April 1, 2008 (scheduled): Conclusion of the stock transfer agreement and transfer of the shares

6. Future outlook

The impact of the transfer on the Company's financial results is expected to be negligible.

####

For further information
Mr. Ohta or Mr. Tashiro
Public Relations
General Administration Group
Nippon Mining Holdings Inc.
Tel: +81-3-5573-5129

January 30, 2008

Company name	Nippon Mining Holdings, Inc.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Stock code	5016
Contact	Nobuyuki Yamaki, Director General Administration Group (in charge of general affairs)
Telephone	03-5573-5129

Notice of Commencement of Tender Offer for Toho Titanium Co. Ltd. Stock

Nippon Mining Holdings, Inc., (the "Company") has passed a resolution to acquire share certificates of common stock in Toho Titanium Co. Ltd. (Stock code 5727, Tokyo Stock Exchange, First Section; "Toho Titanium") through a tender offer(the "Tender Offer"). This resolution was passed at a meeting of the Company's Board of Directors on January 30, 2008. Details appear below.

1. Purpose of the Tender Offer

(1) Background and reason for launching the Tender Offer

As of today, the Company is the largest shareholder in Toho Titanium, owning 20,797,200 shares of that company's common stock (ownership ratio of 34.22% based on the total number of Toho Titanium shares issued and outstanding). Toho Titanium is an equity-method affiliate of the Company.

The Company decided to launch the Tender Offer primarily to acquire 5,000,000 (ownership ratio of around 8.23%) of the 7,016,226 shares of common stock in Toho Titanium owned by Mitsui & Co. Ltd., that company's second largest shareholder (ownership ratio of around 11.55%).

If the Company successfully acquires these 5,000,000 shares in Toho Titanium, currently owned by Mitsui & Co. Ltd., its ownership after the Tender Offer will exceed one third of all shares issued and outstanding. The Tender Offer will therefore be executed pursuant to the requirements set out in Article 27-2, Paragraphs 1 and 2 of the *Financial Instruments and Exchange Act* (Act 25 of 1948; this act and amendments to it are collectively referred to as "the Act" below).

Toho Titanium passed a resolution to accept the Tender Offer at a meeting of its board of directors on January 30, 2008.

Toho Titanium was founded by the Company's predecessor, Nippon Mining Co. Ltd. (nonferrous metals and petroleum refining businesses), together with Daiichi Bussan Corporation (currently Mitsui & Co. Ltd.) and Kojiro Ishizuka and his son Hiroshi Ishizuka. Since Toho Titanium was founded, the Company has maintained strong ties with that company in terms of personnel, materials, and capital. Along with continuing changes in the structure of the Nippon Mining Holdings Group, Toho Titanium shares were transferred from Nippon Mining Co. Ltd. to Nippon Mining & Metals Co. Ltd. (October 1992) and then to the Company (April 2006), which currently owns the shares. Currently, the electronic materials segment of Nippon Mining & Metals Co. Ltd., our wholly owned subsidiary, purchases high-purity titanium materials from Toho Titanium. The Company also collaborates with Toho Titanium and Chisso Corporation in developing polysilicon for photovoltaic power generation. As such, the Company maintains a close business relationship with Toho Titanium.

Toho Titanium has an established position as the leading global brand in titanium sponge with manufacturing technology able to satisfy the stringent quality demands of the aerospace industry. Aiming to become "the leading comprehensive titanium manufacturer in the world," Toho Titanium is aggressively expanding into titanium ingot, high-purity titanium, catalysts, and electronic materials. Global demand for titanium has recently been rising with increases in demand for aircraft and the expansion of titanium into new industrial applications. In response, Toho Titanium is currently constructing a new titanium sponge plant in northern Kyushu to follow construction of a new titanium ingot plant, aiming to double its production capacity for these materials, and is planning further dynamic advances in the titanium industry.

As the largest shareholder in Toho Titanium, the Company has actively supported Toho Titanium's growth strategy. The Company has positioned the titanium business as a core business for the future under the growth strategy set out in its mid-term management plan, and the Company is also committed to further strengthening support for Toho Titanium's growth strategy while actively working to expand the growing titanium business with Toho Titanium at the core of its initiatives. Specifically, the Company will work to develop titanium resources, apply the Group's foil and alloy technologies to titanium, and utilize the Group's technologies in the production of polysilicon for photovoltaic power generation. The Company believes that these efforts will enable it to utilize synergies with Toho Titanium to further increase the corporate value of both companies.

Mitsui & Co. Ltd., Toho Titanium's second largest shareholder with an 11.55% stake, expressed its intention to sell these shares as part of its management strategy. After learning of Mitsui's intention and examining the situation, the Company concluded that acquiring the Toho Titanium shares would prevent the impact that the release of these shares into the market would have on the market share price while providing an opportunity to further solidify capital, material, and personnel ties with Toho Titanium, allowing the Company to strengthen its titanium business, which it has positioned as a core business for the future. The Company also concluded that preventing circumstances that could impede the market liquidity of Toho Titanium's shares would benefit both companies. Accordingly, the Company held negotiations with Mitsui and subsequently decided to launch the Tender Offer provided that an upper limit of 5,500,000 shares was set for the acquisition and that the share price for the Tender Offer ("Tender Offer Price") was set below the market price of the shares.

Mitsui, which will become the third largest shareholder with around 3% of Toho Titanium shares after the Tender Offer, has expressed its intention to continue supporting Toho Titanium's business endeavors.

(2) Management policy after the execution of the Tender Offer

If the Tender Offer is successfully executed, the Company's voting rights in Toho Titanium will exceed 40% of all shareholder voting rights in that company. As of today, the Company plans to make Toho Titanium a consolidated subsidiary using a method other than acquiring more than 50 percent of voting rights after the Tender Offer is executed, but the actual method for achieving this is still under consideration.

(3) Agreements relating to the Tender Offer

In relation to the Company's execution of the Tender Offer, the Company and Mitsui & Co. Ltd. entered into a basic agreement, which took effect on January 30, 2008, regarding the tender of shares under the offer. Under this agreement, Mitsui agreed that if the Company executes the Tender Offer for share certificates of Toho Titanium, it will tender 5,000,000 of the shares it holds in Toho Titanium in response to that offer.

(4) Listing of stock after the Tender Offer

While the Company primarily intends to acquire 5,000,000 of the shares of common stock owned by Mitsui in Toho Titanium, it will not ignore the desire of shareholders other than Mitsui to tender shares in Toho Titanium under the Tender Offer and will therefore purchase up to a maximum of 5,500,000 tendered shares of common stock in Toho Titanium. Toho Titanium's stock is listed on the first section of the Tokyo Stock Exchange. Since an upper limit has been set on the Tender Offer, as described above, Toho Titanium's stock will remain listed after the Tender Offer. As of today, the Company does not intend to purchase any additional shares in Toho Titanium.

2. Outline of the Tender Offer

(1) Corporate data of Toho Titanium

Company name	Toho Titanium Co. Ltd.	
Business activities	Production and sale of titanium metals Production and sale of electronic ceramics materials Production and sale of catalysts for propylene polymerization	
Established	September 6, 1948	
Head Office	3-3-5 Chigasaki, Chigasaki City, Kanagawa, Japan 253-8510	
Representative	Takeshi Kurushima, President and Representative Director	
Capital	¥4,812 million (as of September 30, 2007)	
Major shareholders and their ownership ratios (as of Sep. 30, 2007)	Nippon Mining Holdings Inc.	34.22%
	Mitsui & Co. Ltd.	11.55%
	Nippon Steel Corporation	4.94%
	Japan Trustee Services Bank Ltd. (held in trust account)	1.49%
	Mitsubishi UFJ Securities Co. Ltd.	0.75%
	The Master Trust Bank of Japan Ltd. (held in trust account)	0.74%
	Shinko Securities Co. Ltd.	0.53%
	Bank of New York GCM Client Accounts EISG (standing proxy: Settlement Department, The Bank of Tokyo-Mitsubishi UFJ Ltd.)	0.41%
	Mitsubishi UFJ Trust and Banking Corporation (held in trust account)	0.37%
	Calyon DMA OTC (standing proxy: Calyon Capital Markets Asia B.V., Tokyo Branch)	0.34%

Relationships between the Company and Toho Titanium	Capital	As of January 30, 2008, the Company owns 20,855,200 shares of common stock in Toho Titanium (ownership: 34.32% (of which indirect ownership is 0.1%)).
	Personnel	The Company and Nippon Mining & Metals Co. Ltd., the Company's wholly owned subsidiary, have seconded one part-time corporate auditor each (two auditors in total) to Toho Titanium. Although Toho Titanium generally employs personnel in accordance with its own operating requirements, it occasionally requests secondment from the Nippon Mining Holdings Group, as the need arises, to meet personnel shortages in relation to business development and expansion efforts.
	Transactional	Toho Titanium sells high-purity titanium to Nippon Mining & Metals Co. Ltd., the Company's wholly owned subsidiary.
	Related party	Toho Titanium is the Company's equity-method affiliate and therefore a related party.

(2) Period of the Tender Offer

1. Period of the Tender Offer at the time of filing

Thursday, January 31, 2008, to Thursday, February 28, 2008 (20 business days)

2. Possibility of extension based on request from Toho Titanium

Pursuant to Article 27-10, Paragraph 3 of the Act, if Toho Titanium submits a statement of opinion requesting an extension of the period of the Tender Offer ("Tender Offer Period"), the Tender Offer Period will be extended to 30 business days; that is, until Thursday, March 13, 2008.

(3) Tender Offer Price

¥2,236 per one share of common stock

(4) Basis of calculation of price and other matters

1. Basis of calculation

The Tender Offer was planned primarily for the purpose of acquiring Toho Titanium shares held by Mitsui, and, as a result of discussion and negotiation with Mitsui, the Company therefore decided to execute the Tender Offer at a tender price at which Mitsui would agree to tender its holdings. To obtain internal documentation necessary to prepare for discussion and negotiation with Mitsui and to examine the reasonableness of the Tender Offer Price from its own perspective, in November 2007, the Company requested Nikko Cordial Securities Inc., its financial advisor, to calculate the value of Toho Titanium's shares. On January 28, 2008, the Company received a stock valuation report regarding Toho Titanium's shares from Nikko Cordial Securities.

Nikko Cordial Securities calculated the value of Toho Titanium's shares using the market-value method and the discounted cash flow (DCF) method. Under the market-value approach, Nikko used the one-month average closing price and the three-month average closing price based on a reference date of January 25, 2008. The one-month average closing price was ¥2,778 and the three-month average closing price was ¥3,424, giving a range of ¥2,778 to ¥ 3,424 for the value of Toho Titanium's shares. With the DCF method, the value obtained for the shares ranged between ¥2,119 and ¥3,177.

With reference to the price valuation ranges presented in the report, the Company proceeded with its analysis based on a lower limit of ¥2,119 and an upper limit of ¥3,424, the lowest and highest figures given in the stock valuation report.

Based on the stock valuation report, the Company concluded that the current market price for Toho Titanium's shares largely reflected the corporate value of that company. However, as a result of discussion and negotiation with Mitsui, which took into consideration a discount factor for the one-off nature of the transaction and the large number of shares involved relative to the average trading volume of Toho Titanium's stock, the Company and Mitsui agreed to execute the Tender Offer on January 30, 2008, at the price below the market price. Specifically, the two parties agreed on a Tender Offer Price of ¥2,236, obtained by discounting by 8% the closing price on the Tokyo Stock Exchange for Toho Titanium's shares on January 29, 2008, the day prior to the resolution date. Accordingly, the Company's Board of Directors, at a meeting held on January 30, 2008, passed a resolution stipulating a Tender Offer Price of ¥2,236.

2. Background to the calculation

Mitsui, Toho Titanium's second largest shareholder, had previously expressed its intention to sell its shares in Toho Titanium. In response, the Company held internal discussions and, as a result, established its intention to purchase shares in Toho Titanium from Mitsui. Negotiations with Mitsui over the Tender Offer Price began in November 2007, and on January 30, 2008, the Company arrived at the Tender Offer Price in the manner described below.

Name of the third party who performed the calculation

The Tender Offer was planned primarily for the purpose of acquiring Toho Titanium shares held by Mitsui, and, as a result of discussion and negotiation with Mitsui, the Company therefore decided to execute the Tender Offer at a tender price at which Mitsui would agree to tender its holdings. To obtain internal documentation necessary to prepare for discussion and negotiation with Mitsui and to examine the reasonableness of the Tender Offer Price from its own perspective, the Company, towards determining the Tender Offer Price, requested Nikko Cordial Securities Inc., its financial advisor, to calculate the value of Toho Titanium's shares in November 2007. On January 28, 2008, the Company received a stock valuation report regarding Toho Titanium's shares from Nikko Cordial Securities.

The stock valuation report is not a "fairness opinion" and therefore does not express the calculation agent's opinion regarding the fairness of the Tender Offer Price.

Overview of the third-party calculation agent's opinion and background to determining the Tender Offer Price based on that opinion and other relevant views

Nikko Cordial Securities calculated the value of Toho Titanium's shares using the market-value method and the DCF method. Under the market-value approach, Nikko used the one-month average closing price and the three-month average closing price based on a reference date of January 25, 2008. The one-month average closing price was ¥2,778 and the three-month average closing price was ¥3,424, giving a range of ¥2,778 to ¥ 3,424 for the value of Toho Titanium's shares. With the DCF method, the value obtained for the shares ranged between ¥2,119 and ¥3,177.

With reference to the price valuation ranges presented in the report, the Company proceeded with its analysis based on a lower limit of ¥2,119 and an upper limit of ¥3,424, the lowest and highest figures given in the stock valuation report.

Based on the stock valuation report, the Company concluded that the current market price for Toho Titanium's shares largely reflected the corporate value of that company. However, as a result of discussion and negotiation with Mitsui, which took into consideration a discount factor for the one-off nature of the transaction and the large number of shares involved relative to the average trading volume of Toho Titanium's stock, the Company and Mitsui agreed to execute the Tender Offer on January 30, 2008, at the price below the market price. Specifically, the two parties agreed on a Tender Offer Price of ¥2,236, obtained by discounting by 8% the closing price on the Tokyo Stock Exchange for Toho Titanium's shares on January 29, 2008, the day prior to the resolution date. Accordingly, the Company's Board of Directors, at a meeting held on January 30, 2008, passed a resolution stipulating a Tender Offer Price of ¥2,236.

Measure to ensure the fairness of the Tender Offer Price and prevent conflicts of interests

With reference to the stock valuation report submitted on January 28, 2008, by Nikko Cordial Securities, the independent third-party calculation agent, the Company's Board of Directors met on January 30, 2008, and examined the Tender Offer Price and conditions regarding the Tender Offer.

There is no agreement between the Company and Toho Titanium with regard to the Tender Offer for Toho Titanium's shares that would prevent the emergence and launch of a tender offer by another purchaser.

3. Relationship with the calculation agent

Nikko Cordial Securities Inc. is a related party of neither the Company nor Toho Titanium.

(5) Number of share certificates under the Tender Offer

Number of shares for the Tender Offer (converted into shares)	Lower limit of the Tender Offer (converted into shares)	Upper limit of the Tender Offer (converted into shares)
5,000,000 shares	5,000,000 shares	5,500,000 shares

Note 1: The Company will not purchase all tendered shares if the total number of share certificates tendered under the Tender Offer ("Tendered Share Certificates") does not

reach 5,000,000 shares, the lower limit of the Tender Offer converted into shares (the "Lower Limit of the Tender Offer").

Note 2: If the total number of Tendered Share Certificates exceeds 5,500,000 shares, the upper limit of the Tender Offer converted into shares (the "Upper Limit of Tender Offer"), the Company will not purchase the excess portion. If this situation arises, the Company will conduct delivery and other settlement processes relating to the tender offer of the share certificates in accordance with the pro rata method specified in Article 27-13, Paragraph 5 of the Act and Article 32 of the *Cabinet Ordinance Concerning Disclosure of Tender Offers of Share Certificates by Parties Other Than the Issuer* (Ministry of Finance Ordinance 38 of 1990; this ordinance and amendments to it are collectively referred to as the "Cabinet Ordinance" below).

Note 3: As mentioned in section 1, "Purpose of the Tender Offer," the primary purpose of the Tender Offer is to purchase 5,000,000 of the shares owned by Mitsui in Toho Titanium. To ensure that, in executing the Tender Offer, any Toho Titanium shareholders other than Mitsui who wish to tender shares are not ignored, the Company has set the Upper Limit of Tender Offer at 5,500,000 shares.

Note 4: The Company does not intend to acquire Toho Titanium's treasury stock through the Tender Offer.

Note 5: Odd lot shares are also subject to the Tender Offer provided that the share certificates are submitted. (Share certificates do not need to be submitted if they placed in the custody of the Japan Securities Depository Center Inc. ("JASDEC") via the Tender Offer agent (specified in subsection (11), "Tender Offer agent," below).)

(6) Change in ownership due to the Tender Offer

Number of voting rights attached to share certificates owned by the Company prior to the Tender Offer	207,972	Ownership ratio prior to the Tender Offer: 34.28%
Number of voting rights attached to share certificates owned by special related parties prior to the Tender Offer	2,589	Ownership ratio prior to the Tender Offer: 0.43 %
Number of voting rights attached to share certificates to be purchased	50,000	Ownership ratio after the Tender Offer: 42.94%
Number of voting rights of all shareholders of Toho Titanium (as of September 30, 2007)	606,132	

Note 1: The "number of voting rights attached to share certificates to be purchased" refers to the number of voting rights on the 5,000,000 shares to be purchased under the Tender Offer.

Note 2: The "number of voting rights attached to share certificates owned by special related parties prior to the Tender Offer" refers to the total of all voting rights attached to share certificates owned by special related parties.

Note 3: The "number of voting rights of all shareholders of Toho Titanium (as of September 30, 2007)"refers to the number of voting rights (with a minimum trading unit of 100 shares) of all shareholders as described in the interim financial report filed by Toho Titanium on December 14, 2007, for its 77th fiscal term. However, because odd-lot shares that do not constitute a minimum trading unit are accepted under the Tender Offer, figures for the ownership ratio prior to the Tender Offer and the ownership ratio after the Tender Offer were calculated using the total number of voting rights of all Toho Titanium shareholders as of September 30, 2007; a total of 606,771 voting rights. This number comprises the 606,132 voting rights as of September 30, 2007, and an additional 639 voting rights. These additional voting rights include the voting rights on odd-lot shares described in the interim financial report (24,410 shares), which totaled 24,315 shares after subtracting the 95 odd-lot shares held in treasury by Toho Titanium—these 95 odd-lot shares are described in the interim financial report and will not be acquired through the Tender Offer—and the voting rights on 39,600 shares held in deposit by JASDEC. This gives a combined total of 63,915 shares (the equivalent of 639 voting rights).

Note 4: The "ownership ratio prior to the Tender Offer" and the "ownership ratio after the Tender Offer" are rounded to two decimal places.

(7) Tender offer amount: Approximately ¥12,298 million

Note: The Tender Offer Amount is the amount obtained by multiplying the Upper Limit of the Tender Offer (5,500,000 shares) by the per-share price applicable to the Tender Offer (¥2,236).

(8) Method of settlement

1. Name of financial instruments brokerage firm or bank conducting the Tender Offer and other settlements and location of its head office

Nikko Cordial Securities Inc., 3-3-1 Marunouchi, Chiyoda-ku, Tokyo

2. Settlement start date: Wednesday, March 5, 2008

Note: Pursuant to Article 27-10, Paragraph 3 of the Act, if Toho Titanium submits a statement of opinion requesting an extension of the Tender Offer Period, the settlement start date will be Wednesday, March 19, 2008.

3. Method of settlement

After the conclusion of the Tender Offer Period, the Company will promptly post the notice of the Tender Offer to the postal addresses of tendering shareholders (or their standing proxies in the case of non-resident shareholders).

The Tender Offer will be settled in cash. On and after the settlement start date, the Tender Offer agent will promptly remit payment for tendered shares purchased to the locations specified by tendering shareholders (or their standing proxies in the case of non-resident shareholders).

4. Method of returning share certificates

The Company may refrain from purchasing the Tendered Share Certificates in accordance with certain conditions mentioned under heading 1, "Existence and details of any applicable conditions in Article 27-13, Paragraph 4 of the Act," and 2, "Existence and details of any applicable conditions for cancellation of the Tender Offer and method for disclosing such cancellation" in subsection (9), "Other conditions and procedures related to the Tender Offer," below. If this occurs, the Tender Offer agent will immediately return any share certificates that it is required to on or after the settlement start date (or the date on which the Tender Offer is cancelled if such a cancellation occurs).

i) If share certificates are submitted to the Tender Offer Agent under the offer, any of those share certificates that cannot be purchased will be posted back to the tendering shareholders (or their standing proxies in the case of non-resident shareholders).

ii) If share certificates in the custody of the Tender Offer Agent (or deposited at JASDEC via the Tender Offer Agent) are tendered, any share certificates that cannot be purchased will be returned to the state and location of storage they were in when tendered.

(9) Other conditions and procedures relating to the Tender Offer

1. Existence and details of any applicable conditions in Article 27-13, Paragraph 4 of the Act

The Company will not purchase any of the tendered shares if the total number of Tendered Share Certificates does not reach 5,000,000 shares, the Lower Limit of the Tender Offer. If the aggregate number of shares on the Tendered Share Certificates exceeds 5,500,000 shares, the Upper Limit of Tender Offer, the Company will not purchase the excess portion. If this situation arises, the Company will conduct delivery and other settlement processes relating to the tender offer of the share certificates in accordance with the pro rata method specified in Article 27-13, Paragraph 5 of the Act and Article 32 of the Cabinet Ordinance. (If the Tendered Share Certificates contain portions of odd-lot shares that do not constitute a minimum trading unit (100 shares), the number of shares to be purchased, calculated with the pro rata method, will not exceed the number on each of the Tendered Share Certificates.)
If the aggregate number of shares to be purchased from tendering shareholders, calculated with the pro rata method and rounding to the nearest trading unit numbers of shares not constituting a minimum trading unit, does not reach the Upper Limit of the Tender Offer, the Company will purchase tendered shares until the Upper Limit of the Tender Offer is exceeded. This will be done by purchasing one additional trading unit of shares from each tendering shareholder (or additional shares up to the number of tendered shares from each tendering shareholder if the purchase of one additional trading unit would result in that number being exceeded), in order starting from shareholders who had the largest number of shares rounded

down. However, if the purchase of shares in this manner from several tendering shareholders for whom the number of shares rounded down was the same would result in the Upper Limit of the Tender Offer being exceeded, the Company will select shareholders from whom to purchase additional shares by the drawing of lots to the extent that the total number of shares purchased is not less than the upper limit.

If the aggregate number of shares to be purchased from tendering shareholders, calculated with the pro rata method and rounding to the nearest trading unit numbers of shares not constituting a minimum trading unit, exceeds the Upper Limit of the Tender Offer, the Company will lower the number of shares to be purchased from each tendering shareholder to the extent that the total number of shares to be purchased does not fall below the upper limit. This will be done by lowering the number of shares to be purchased from each tendering shareholder by one trading unit (or by the number of the odd-lot shares if the pro rata calculation of the number of shares to be purchased results in the number containing such an odd-lot), in order starting from shareholders who had the largest number of shares rounded up. However, if the lowering of the number of shares, in this manner, to be purchased from several tendering shareholders for whom the number of shares rounded up was the same would result in the Upper Limit of the Tender Offer not being reached, the Company will select shareholders from whom it will purchase less shares by the drawing of lots to the extent that the total number of shares purchased is not less than the upper limit.

2. Existence and details of any applicable conditions for cancellation of the Tender Offer and method for disclosing such cancellation

If any of the conditions specified in Article 14, Paragraph 1, Item 1 (a) to (i) and (l) to (r), Item 2, Item 3 (a) to (h), Item 5, and Paragraph 2, Items 3 to 6 of the *Financial Instruments and Exchange Act Enforcement Ordinance* (Ordinance 321 of 1965; this ordinance and amendments to it are collectively referred to as the "Ordinance" below) arise, the Company may cancel the Tender Offer.

If the Tender Offer is cancelled, the Company will publicly announce the cancellation electronically and in the *Nikkei Shimbun* newspaper. If difficulties arise in placing or making the public announcement by the final date of the Tender Offer Period, the Company will disclose the cancellation via the methods specified in Article 20 of the Cabinet Ordinance and will publicly announce the cancellation immediately after the disclosure.

3. Existence and details of any applicable conditions for lowering the Tender Offer Price and method for disclosing such action

Pursuant to Article 27-6, Paragraph 1, Item 1 of the Act, if Toho Titanium carries out any of the actions set out in Article 13, Paragraph 1 of the Ordinance during the Tender Offer Period, the Company may lower the Tender Offer Price according to the standards set out in Article 19 of the Cabinet Ordinance.

If the Tender Offer Price is lowered, the Company will publicly announce this electronically and in the *Nikkei Shimbun* newspaper. If difficulties arise in placing or making the public announcement by the final date of the Tender Offer Period, the Company will disclose the lowering of the Tender Offer Price via the methods specified in Article 20 of the Cabinet Ordinance and will publicly announce the lowering of the Tender Offer Price immediately after the disclosure. The Company will purchase share certificates tendered prior to the date of such public announcement based on the conditions of purchase effective after the change.

4. Matters relating to the tendering shareholders' rights to cancel contracts

Tendering shareholders may cancel Tender Offer contracts at any time during the Tender Offer Period.

To cancel a contract, tendering shareholders must deliver or send a letter documenting their intention to cancel the Tender Offer contract ("Letter of Cancellation") to the party specified below by 15:30 on the final date of the Tender Offer Period. (Please note that business hours and hours for handling securities differ from branch office to branch office. Tendering shareholders should confirm business hours and other details of the relevant branch office before making a cancellation.) Letters of Cancellation sent must be received by the party specified below by 15:30 on the final date of the Tender Offer Period. (Please note that business hours and hours for handling securities differ from branch office to branch office. Tendering shareholders should confirm business hours and other details of the relevant branch office before making a cancellation.)

Party authorized to receive Letters of Cancellation:

Nikko Cordial Securities Inc. 3-3-1, Marunouchi, Chiyoda-ku, Tokyo

(or other domestic branches of Nikko Cordial Securities Inc.)

The Company will not request the payment of damages or penalties from tendering shareholders who cancel their contracts. The Company will bear the expenses required to return share certificates to storage.

5. Method of disclosure if Tender Offer conditions are changed

During the Tender Offer Period, the Company may change the conditions of the Tender Offer, unless otherwise prohibited under Article 27-6 of the Act and Article 13 of the Ordinance. If the Company changes any conditions, it will publicly announce the changes electronically and in the *Nikkei Shimbun* newspaper. If difficulties arise in placing or making the public announcement by the final date of the Tender Offer Period, the Company will disclose the changes via the methods specified in Article 20 of the Cabinet Ordinance and will publicly announce the changes immediately after the disclosure. The Company will purchase share certificates tendered prior to the date of such public announcement based on the conditions of purchase effective after the change.

6. Method of disclosure if a correction form is submitted

If the Company submits a correction form to the President of the Kanto Financial Bureau, it will immediately disclose any matters contained within that correction that affect the details of the Tender Offer commencement announcement. Such disclosure will be made via the method stipulated in Article 20 of the Cabinet Ordinance. The Company will also immediately correct the Tender Offer Prospectus and provide corrected Tender Offer Prospectuses to those tendering shareholders to whom the Tender Offer Prospectus had already been provided. If the required correction is small in scope, the Company will make such correction by producing an errata document that gives the reason for the correction, the matters corrected, and the content after the correction and issuing the document to tendering shareholders.

7. Method of disclosure of the results of the Tender Offer

The Company will disclose the results of the Tender Offer on the date immediately after the Tender Offer Period and in the method set forth in Article 9-4 of the Ordinance and Article 30-2 of the Cabinet Ordinance.

8. Other

The Tender Offer is not being conducted, directly or indirectly, in or to the United States, and is not being conducted using the postal services of the U.S. or interstate or international methods or means of communication or commerce of the U.S. (including but not limited to telephone, telex, facsimile, electronic mail, and Internet communications), and, furthermore, is not being conducted through the facilities of securities exchanges in the U.S. Shareholders cannot tender shares for the Tender Offer via the methods, means, or facilities mentioned above, and nor can they tender shares for the Tender Offer from within the U.S.

The Tender Offer Application and related documents will not be sent or distributed in, toward, or from within the U.S. by post or other means, and these methods of sending or distributing may not be used. The Company will not accept tenders under the Tender Offer that directly or indirectly violate the above specified restrictions.

Those tendering shares under the Tender Offer (or their standing proxy in the case of non-resident shareholders) must represent and warrant to the following:

The tendering party is not resident or located in the U.S. as at the time of the tender nor as at the time the Tender Offer Application form was sent; the tendering party has not received or sent any information or documents relating to the Tender Offer in the U.S., toward the U.S., or from within the U.S.; the tendering party has not used, whether directly or indirectly, the postal services of the U.S., interstate or international methods or means of communication or commerce of the U.S. (including but not limited to telephone, telex, facsimile, electronic mail, and Internet communications), or the facilities of securities exchanges in the U.S. in the Tender Offer purchase or in signing or sending the Tender Offer Application form; and the tendering party is not acting as a non-discretionary agent or trustee or fiduciary of another person (except where such person provides any and all instructions regarding the Tender Offer purchase from outside the U.S.).

(10) Date of public announcement of commencement of the Tender Offer

Thursday, January 31, 2008

(11) Tender Offer agent

Nikko Cordial Securities Inc.

3. Policy after the Tender Offer and future outlook

If the Tender Offer is successfully executed, the voting rights attached to the Company's holdings in Toho Titanium will exceed 40% of all voting rights of shareholders. The Company plans to make Toho Titanium a consolidated subsidiary other than by acquiring further shares, but the actual method for achieving this is still under consideration.

The Company will issue an announcement on the impact of the Tender Offer on its consolidated and non-consolidated business results as soon as such impact is known.

4. Other

(1) Existence and details of agreements between the Company and Toho Titanium or its directors

Toho Titanium resolved to accept the Tender Offer at a meeting of its board of directors on January 30, 2008.

(2) Other information deemed material to investors' decisions to tender shares under the Tender Offer

1. On August 1, 2007, Toho Titanium released a press release (in Japanese) titled "Notice of Revision of Earnings Forecasts." A summary of this press release in English appears here.

1) Revision of consolidated earnings forecast for the fiscal year ending March 31, 2008 (April 1, 2007 – March 31, 2008)

(millions of yen)

	Sales	Operating income	Income before special items	Net income	Earnings per share (yen)
Previous forecasts	43,000	12,300	12,000	7,000	115.36

(A)					
Revised forecasts (B)	44,000	13,200	13,000	7,500	123.60
Changes (B-A)	1,000	900	1,000	500	—
Percentage changes (%)	2.3	7.3	8.3	7.1	—
Actual results for previous period (fiscal year ended March 31, 2007)	38,098	10,943	10,830	6,234	102.75

2) Revision of non-consolidated earnings forecast for the fiscal year ending March 31, 2008 (April 1, 2007 – March 31, 2008)

(millions of yen)

	Sales	Operating income	Income before special items	Net income	Earnings per share (Yen)
Previous forecasts (A)	32,300	10,000	10,500	6,400	105.48
Revised forecasts (B)	33,200	10,500	11,000	6,600	108.77
Changes (B-A)	900	500	500	200	—
Percentage changes (%)	2.8	5.0	4.8	3.1	—
Actual results for previous period (fiscal year ended March 31, 2007)	27,932	8,528	8,996	5,348	88.14

3) Reason for the revision

The Company expects full-year consolidated and non-consolidated sales and earnings to exceed initial forecasts due to the yen being weaker than expected and anticipations of lower costs and higher sales for processed titanium goods.

2. In a press release (in Japanese) dated January 23, 2008, titled "Merger of Wholly Owned Subsidiary Toho Catalyst Co. Ltd. (Simplified Merger)", Toho Titanium announced that at a meeting of its board of directors on January 23, 2008, a resolution was passed to absorb Toho Catalyst Co. Ltd., its wholly owned subsidiary.

####

February 13, 2008

Company name	Nippon Mining Holdings, Inc.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Stock code	5016
Contact	Nobuyuki Yamaki, Director General Administration Group (in charge of general affairs)
Telephone	03-5573-5129

Partial Revision to the Notice of Commencement of Tender Offer for Toho Titanium Co. Ltd. Stock

Nippon Mining Holdings, Inc., (the "Company") has submitted to the President of the Kanto Financial Bureau an application for amendment, dated February 13, 2008, to its recent tender offer application relating to a tender offer (the "Tender Offer") for share certificates of common stock in Toho Titanium Co. Ltd. (stock code: 5727, Tokyo Stock Exchange, First Section; "Toho Titanium"), pursuant to Article 27-8, Paragraph 1 of the Financial Instruments and Exchange Act (the "Act"). The application for amendment was accepted by the Bureau on the same day. Subsequently, the Company partially revised the content of the previous press release titled "Notice of Commencement of Tender Offer for Toho Titanium Co. Ltd. Stock," dated January 30, 2008. Details of these revisions appear below.

This revision relates to corrections to the number of share certificates owned by special related parties as of January 31, 2008, the date when the tender offer application was submitted. No changes to the terms and conditions of the Tender Offer have been made that are covered in Article 27-3, Paragraph 2, Item 1 of the Act.

For reference, details of amendments to the public announcement of commencement of the Tender Offer, dated January 31, 2008, also appear below.

From page 6
(corrections are underlined)

Before revision
2. Outline of the Tender Offer

< preceding part omitted >

(6) Change in ownership due to the Tender Offer

Number of voting rights attached to share certificates owned by the Company prior to the Tender Offer	207,972	Ownership ratio prior to the Tender Offer: 34.28%
Number of voting rights attached to share certificates owned by special related parties prior to the Tender Offer	2,589	Ownership ratio prior to the Tender Offer: 0.43 %
Number of voting rights attached to share certificates to be purchased	50,000	Ownership ratio after the Tender Offer: 42.94%
Number of voting rights of all shareholders of Toho Titanium (as of September 30, 2007)	606,132	

Note 1: The "number of voting rights attached to share certificates to be purchased" refers to the number of voting rights on the 5,000,000 shares to be purchased under the Tender Offer.

Note 2: The "number of voting rights attached to share certificates owned by special related parties prior to the Tender Offer" refers to the total of all voting rights attached to share certificates owned by special related parties.

Note 3: The "number of voting rights of all shareholders of Toho Titanium (as of September 30, 2007)"refers to the number of voting rights (with a minimum trading unit of 100 shares) of all shareholders as described in the interim financial report filed by Toho Titanium on December 14, 2007, for its 77th fiscal term. However, because odd-lot shares that do not constitute a minimum trading unit are accepted under the Tender Offer, figures for the ownership ratio prior to the Tender Offer and the ownership ratio after the Tender Offer were calculated using the total number of voting rights of all Toho Titanium shareholders as of September 30, 2007; a total of 606,771 voting rights. This number comprises the 606,132 voting rights as of September 30, 2007, and an additional 639 voting rights. These additional voting rights include the voting rights on odd-lot shares described in the interim financial report (24,410 shares), which totaled 24,315 shares after subtracting the 95 odd-lot shares held in treasury by Toho Titanium—these 95 odd-lot shares are described in the interim financial report and will not be acquired through the Tender Offer—and the voting rights on 39,600 shares held in deposit by JASDEC. This gives a combined total of 63,915 shares (the equivalent of 639 voting rights).

Note 4: The "ownership ratio prior to the Tender Offer" and the "ownership ratio after the Tender Offer" are rounded to two decimal places.

< following sections omitted >

After revision

2. Outline of the Tender Offer

< preceding part omitted >

(6) Change in ownership due to the Tender Offer

Number of voting rights attached to share certificates owned by the Company prior to the Tender Offer	207,972	Ownership ratio prior to the Tender Offer: 34.28%
Number of voting rights attached to share certificates owned by special related parties prior to the Tender Offer	1,661	Ownership ratio prior to the Tender Offer: 0.27 %
Number of voting rights attached to share certificates to be purchased	50,000	Ownership ratio after the Tender Offer: 42.79%
Number of voting rights of all shareholders of Toho Titanium (as of September 30, 2007)	606,132	

Note 1: The "number of voting rights attached to share certificates to be purchased" refers to the number of voting rights on the 5,000,000 shares to be purchased under the Tender Offer.

Note 2: The "number of voting rights attached to share certificates owned by special related parties prior to the Tender Offer" refers to the total of all voting rights attached to share certificates owned by special related parties (excluding shares held in treasury by Toho Titanium).

Note 3: The "number of voting rights of all shareholders of Toho Titanium (as of September 30, 2007)"refers to the number of voting rights (with a minimum trading unit of 100 shares) of all shareholders as described in the interim financial report filed by Toho Titanium on December 14, 2007, for its 77th fiscal term. However, because odd-lot shares that do not constitute a minimum trading unit are accepted under the Tender Offer, figures for the ownership ratio prior to the Tender Offer and the ownership ratio after the Tender Offer were calculated using the total number of voting rights of all Toho Titanium shareholders as of September 30, 2007; a total of 606,771 voting rights. This number comprises the 606,132 voting rights as of September 30, 2007, and an additional 639 voting rights. These additional voting rights include the voting rights on odd-lot shares described in the interim financial report (24,410 shares), which totaled 24,315 shares after subtracting the 95 odd-lot shares held in treasury by Toho Titanium—these 95 odd-lot shares are described in the interim financial report and will not be acquired through the Tender Offer—and the voting rights on 39,600 shares held in deposit by JASDEC. This gives a combined total of 63,915 shares (the equivalent of 639 voting rights).

Note 4: The "ownership ratio prior to the Tender Offer" and the "ownership ratio after the Tender Offer" are rounded to two decimal places.

< following sections omitted >

Reference: Details of the revision of the public announcement regarding commencement of the Tender Offer

(corrections are underlined)

Before revision

2. Details of the Tender Offer

< preceding part omitted >

(7) Ownership ratio of the Company as of the date of the public announcement, ownership ratio of special related parties as of the date of the public announcement, and combined ratio of the two:
Nippon Mining Holdings: 34.28%; Special related parties: 0.43%; Combined ratio: 34.70%

<. . .>

(8) Ownership ratio of the Company after the Tender Offer and combined ownership ratio of the Company after the Tender Offer and special related parties as of the date of the public announcement:
Nippon Mining Holdings: 42.52%, Combined ratio: 42.94%

< following sections omitted >

After revision

2. Details of the Tender Offer

< preceding part omitted >

(7) Ownership ratio of the Company as of the date of the public announcement, ownership ratio of special related parties as of the date of the public announcement, and combined ratio of the two:
Nippon Mining Holdings: 34.28%, Special related parties: 0.27%, Combined ratio: 34.55%

<. . .>

(8) Ownership ratio of the Company after the Tender Offer and combined ownership ratio of the Company after the Tender Offer and special related parties as of the date of the public announcement:
Nippon Mining Holdings: 42.52%, Combined ratio: 42.79%

< following sections omitted >

####

February 20, 2008

Company name	Nippon Mining Holdings, Inc.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Stock code	5016
Contact	Nobuyuki Yamaki, Director General Administration Group (in charge of general affairs)
Telephone	03-5573-5129

Nippon Mining Holdings' Subsidiary Integrates its Petroleum Product Subsidiaries

Nippon Mining Holdings, Inc., (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi; the "Company") announces that Japan Energy Corporation (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Isao Matsushita), its consolidated subsidiary, will integrate 13 of its own subsidiaries that are currently engaged in the marketing and sale of petroleum products as well as one subsidiary engaged in administrative and indirect business operations—a total of 14 subsidiaries—into a new company named JOMO-Net Japan Co. Ltd. (tentative name). Details are presented in the attachment.

FOR IMMEDIATE RELEASE

February 20, 2008

Japan Energy Corporation

Japan Energy Corporation Integrates Petroleum Product Subsidiaries

1. Japan Energy Corporation (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Isao Matsushita; the "Company") announces that it will integrate 13 of its subsidiaries that are currently engaged in the marketing and sale of petroleum products ("sales subsidiaries") as well as one subsidiary engaged in administrative and indirect business operations—a total of 14 subsidiaries—into a new company named JOMO-Net Japan Co. Ltd. (tentative name), by July 1, 2008. Details are described in the attachments.

2. The Company has worked to restructure its sales subsidiaries in each region to strengthen sales potential and improve cost competitiveness. However, as domestic demand for petroleum products declines, service stations such as those operated under the trademark "JOMO" are expected to face an increasingly harsh business environment.

3. The Company's decision to implement this strategy was based on the realization that building highly efficient sales systems will be crucial to successfully competing for sales and prospering in this environment.

4. Corporate profile of JOMO-Net Japan Co., Ltd.

1) Company name: JOMO-Net Japan Co., Ltd. (tentative name)

2) Head office: TBD (planned to be within Tokyo)

3) President: TBD

4) Capital: 100 million yen

5) Founded: July 1, 2008

6) Lines of business: Marketing of petroleum products

7) Net sales: Around 250 billion yen (based on fiscal 2007 figures)

8) Sales volume: Around 1.55 million kiloliters (based on fiscal 2007 figures)

9) Number of service stations: Around 500 (expected as of July 1, 2008)

10) Number of employees: Around 1,600 (expected as of July 1, 2008)

Attachments: Outline of subsidiaries to be integrated

Inquiries:
Takata; Matsushita
General Administration and Human Resources Department (Public Relations Officer)
Telephone: 03-5573-6100 Fax: 03-5573-6784
E-mail: a083@j-energy.co.jp

Outline of subsidiaries to be integrated into new company

1. JOMO-Net Sapporo Co., Ltd.
1) Head office: Toyohira Shijo 5-chome, Toyohira-ku, Sapporo-shi, Hokkaido
2) President: Masanori Mine
3) Capital: 30 million yen (wholly owned by the Company)
4) Founded: May 1985 (current name took effect in August 2000)
5) Lines of business: Marketing of petroleum products
6) Net sales: Around 9.5 billion yen (fiscal year ended March 2007)
7) Sales volume: Around 81,000 kiloliters (fiscal year ended March 2007)
8) Number of service stations: 23 (as at December 31, 2007)
9) Number of employees: 77 (as at December 31, 2007)

2. JOMO-Net Tohoku Co., Ltd.
1) Head office: Honcho 1-chome, Aoba-ku, Sendai-shi, Miyagi-ken
2) President: Chikashi Kosuge
3) Capital: 10 million yen (wholly owned by the Company)
4) Founded: May 1965 (current name took effect in August 2003)
5) Lines of business: Marketing of petroleum products
6) Net sales: Around 11.9 billion yen (fiscal year ended March 2007)
7) Sales volume: Around 100, 000 kiloliters (fiscal year ended March 2007)
8) Number of service stations: 29 (as at December 31, 2007)
9) Number of employees: 90 (as at December 31, 2007)

3. JOMO-Net Kita-Kanto Co., Ltd.
1) Head office: Youtou 7-chome, Utsunomiya-shi, Tochigi-ken
2) President: Teruo Osumi
3) Capital: 75million yen (wholly owned by the Company)
4) Founded: February 1970 (current name took effect in July 2001)
5) Lines of business: Marketing of petroleum products
6) Net sales: Around 13.2 billion yen (fiscal year ended March 2007)
7) Sales volume: Around 105,000 kiloliters (fiscal year ended March 2007)
8) Number of service stations: 33 (as at December 31, 2007)
9) Number of employees: 84 (as at December 31, 2007)

4. The Kyobishi Co., Ltd.
1) Head office: Furugome, Narita-shi, Chiba-ken
2) President: Norio Mochizuki
3) Capital: 20 million yen (wholly owned by the Company by indirect investment)
4) Founded: May 1975
5) Lines of business: Marketing of petroleum products
6) Net sales: Around 700 million yen (fiscal year ended March 2007)
7) Sales volume: Around 35,000 kiloliters (fiscal year ended March 2007)
8) Number of service stations:10 (as at December 31, 2007)
   *Excludes one service station at Narita International Airport
9) Number of employees: 37 (as at December 31, 2007)

5. JOMO-Net Higashi-Tokyo Co., Ltd.
1) Head office: Seta 5-chome, Setagaya-ku, Tokyo
2) President: Taro Nakagome
3) Capital: 100 million yen (wholly owned by the Company)
4) Founded: March 1964 (current name took effect in August 2003)
5) Lines of business: Marketing of petroleum products
6) Net sales: Around 26.8 billion yen (fiscal year ended March 2007)
7) Sales volume: Around 209,000 kiloliters (fiscal year ended March 2007)
8) Number of service stations: 59 (as at December 31, 2007)
9) Number of employees: 181 (as at December 31, 2007)

6. JOMO-Net Nishi-Tokyo Co., Ltd.
1) Head office: Shirahata 4-chome, Minami-ku, Saitama-shi, Saitama-ken
2) President: Seiji Imada
3) Capital: 100 million yen (wholly owned by the Company)
4) Founded: April 1985 (current name took effect in August 2003)
5) Lines of business: Marketing of petroleum products
6) Net sales: Around 23.6 billion yen (fiscal year ended March 2007)
7) Sales volume: Around 186,000 kiloliters (fiscal year ended March 2007)
8) Number of service stations: 45 (as at December 31, 2007)
9) Number of employees: 148 (as at December 31, 2007)

7. Asia Shoji Co., Ltd.
*LP gas business and wholesale petroleum business will not be integrated into the new company.
1) Head office: Shinogawa-cho, Shinjuku-ku, Tokyo
2) President: Takao Hinohara
3) Capital: 80 million yen (wholly owned by the Company)
4) Founded: February 1962
5) Lines of business: Marketing of petroleum products, marketing of LP gas
6) Net sales: Around 35.9 billion yen (fiscal year ended March 2007)
7) Sales volume: Around 246,000 kiloliters (fiscal year ended March 2007)
8) Number of service stations: 36 (as at December 31, 2007)
9) Number of employees: 185 (as at December 31, 2007)

8. JOMO-Net Minami-Kanto Co., Ltd.
1) Head office: Mamedo-cho, Kohoku-ku, Yokohama-shi, Kanagawa-ken
2) President: Kaname Kitamura
3) Capital: 100 million yen (wholly owned by the Company)
4) Founded: July 2003
5) Lines of business: Marketing of petroleum products
6) Net sales: Around 39.5 billion yen (fiscal year ended March 2007)
7) Sales volume: Around 318,000 kiloliters (fiscal year ended March 2007)
8) Number of service stations: 82 (as at December 31, 2007)
9) Number of employees: 200 (as at December 31, 2007)

9. Ishikawa Oil Co., Ltd.
1) Head office: Fuchu-machi, Toyama-shi, Toyama-ken
2) President: Satoshi Murata
3) Capital: 10 million yen (wholly owned by the Company through indirect investment)
4) Founded: February 1990
5) Lines of business: Marketing of petroleum products
6) Net sales: Around 2.5 billion yen (fiscal year ended March 2007)
7) Sales volume: Around 19,000 kiloliters (fiscal year ended March 2007)
8) Number of service stations: 12 (as at December 31, 2007)
9) Number of employees: 32 (as at December 31, 2007)

10. JOMO-Net Tokai Co., Ltd.
1) Head office: Kamiho-cho, Mizuho-ku, Nagoya-shi, Aichi-ken
2) President: Osamu Kubozono
3) Capital: 40 million yen (wholly owned by the Company)
4) Founded: May 1990 (current name took effect in June 2000)
5) Lines of business: Marketing of petroleum products
6) Net sales: Around 12.8 billion yen (fiscal year ended March 2007)
7) Sales volume: Around 102,000 kiloliters (fiscal year ended March 2007)
8) Number of service stations: 25 (as at December 31, 2007)
9) Number of employees: 93 (as at December 31, 2007)

11. JOMO-Net Kansai Co., Ltd.
1) Head office: Fukushima 4-chome, Fukushima-ku, Osaka-shi, Osaka
2) President: Kazuaki Sakai
3) Capital: 30 million yen (wholly owned by the Company)
4) Founded: June 1979 (current name took effect in August 2000)
5) Lines of business: Marketing of petroleum products
6) Net sales: Around 25.5 billion yen (fiscal year ended March 2007)
7) Sales volume: Around 190,000 kiloliters (fiscal year ended March 2007)
8) Number of service stations: 72 (as at December 31, 2007)
9) Number of employees: 200 (as at December 31, 2007)

12. JOMO-Net Sanyo Co., Ltd.
1) Head office: 2 Tomita-cho, Okayama-shi, Okayama-ken
2) President: Kichinosuke Kawashima
3) Capital: 60 million yen (wholly owned by the Company)
4) Founded: March 1965 (current name took effect in November 1999)
5) Lines of business: Marketing of petroleum products
6) Net sales: Around 21.4billion yen (fiscal year ended March 2007)
7) Sales volume: Around 162,000 kiloliters (fiscal year ended March 2007)
8) Number of service stations: 52 (as at December 31, 2007)
9) Number of employees: 151 (as at December 31, 2007)

13. JOMO-Net Kyushu Co., Ltd.
1) Head office: 1 Hanmichibashi, Hakata-ku, Fukuoka-shi, Fukuoka-ken
2) President: Noboru Inenaga
3) Capital: 50 million yen (wholly owned by the Company)
4) Founded: July 2005
5) Lines of business: Marketing of petroleum products
6) Net sales: Around 12.2 billion yen (fiscal year ended March 2007)
7) Sales volume: Around 104,000 kiloliters (fiscal year ended March 2007)
8) Number of service stations: 29 (as at December 31, 2007)
9) Number of employees: 119 (as at December 31, 2007)

14. JOMO-Net Outsourcing Co., Ltd.
1) Head office: 1 Saga, Koto-Ku, Tokyo
2) President: Shogo Himeno
3) Capital: 100 million yen (wholly owned by the Company)
4) Founded: April 1998
5) Lines of business: Accounting, administration and audit agency
6) Net sales: Around 300 million yen (fiscal year ended March 2007)
7) Number of employees: 23 (as at December 31, 2007)

February 21, 2008

Company name	Nippon Mining Holdings, Inc.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Stock code	5016
Contact	Nobuyuki Yamaki, Director General Administration Group (in charge of general affairs)
Telephone	03-5573-5129

Nippon Mining Holdings' Consolidated Subsidiary to Restructure and Integrate its LP Gas Operations

Nippon Mining Holdings, Inc., (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi) announces that Japan Energy Corporation (Head Office: Toranomon 2-chome, Minato-ku; Tokyo: President: Isao Matsushita), its consolidated subsidiary, will comprehensively examine plans to restructure and integrate its liquid petroleum gas (LPG) operations with Itochu Corporation, Itochu Enex Co. Ltd., Osaka Gas Co. Ltd., and Nissho Petroleum Gas Corporation. Details are presented in the attachment.

FOR IMMEDIATE RELEASE

February 21, 2008

Japan Energy Corporation
Itochu Corporation
Itochu Enex Co. Ltd.
Osaka Gas Co. Ltd.
Nissho Petroleum Gas Corporation

Consortium Examines Plans to Restructure and Integrate LP Gas Operations

A consortium consisting of the Japan Energy Corporation ("J Energy"), Itochu Corporation ("Itochu"), Itochu Enex Co. Ltd., ("Enex"), Osaka Gas Co. Ltd., ("Osaka Gas"), and Nissho Petroleum Gas Corporation ("Nissho") have reached a basic agreement, described below, to comprehensively examine plans to restructure and integrate their liquid petroleum gas (LPG) operations.

1. Background and objective

The Japanese LPG industry currently faces harsh conditions brought on by recent rises in prices of LPG imports and sluggish demand due to fierce competition with other energy sources. The five members of the consortium reached the mutual conclusion that individual efforts to streamline operations or form alliances in certain business segments will be insufficient in responding to this business environment.

The five parties will be investigating potential efforts to restructure and integrate their LPG operations with the aim of forming an LPG business group that boasts comprehensive competitive strengths and the ability to efficiently provide a stable supply of LPG products. This business group will provide enhanced security and services to customers across the entire range of LPG activities, from overseas procurement through to retail sales.

2. Main issues to be examined

1) Strengthening the competitiveness of import and wholesale functions

Investigate the possibility of establishing a joint venture to engage in import and wholesale activities, integrating the relevant functions of three of the parties (J Energy, Nissho, and Enex).

2) Streamlining overseas procurement functions

Investigate the possibility of centralizing within Itochu the overseas procurement functions for LPG imported by the above-mentioned joint venture.

3) Strengthening the competitiveness of retail functions

Focusing on the marketing subsidiaries of three of the parties (J Energy, Nissho, and Enex), investigate measures for implementing alliances, such as operating and capital alliances, with a view to strengthening competitiveness in the retail sector.

3. Schedule

The five parties are engaged in serious deliberations on restructuring and integration methods for LPG operations and aim to reach an agreement by September 31, 2008.

Inquires regarding this announcement may be directed to the following contacts

Japan Energy Corporation	General Administration and Human Resources Department (Public Relations Officer)	03-5573-6100
Itochu Corporation	Media Relations, Corporate Communications Division	03-3497-7293
Itochu Enex Co., Ltd.	IR Press Office, Business Development	03-5436-9356
Osaka Gas Co., Ltd.	Press Team, Publication Division	03-6205-4515
Nissho Petroleum Gas Corporation	Planning and Coordination Department	03-3595-6773

Reference 1

Outline of consortium members

1. Japan Energy Corporation
   Head office: Toranomon 2-chome, Minato-ku, Tokyo
   President: Isao Matsushita
   Capital: 48 billion yen
   Founded: April 2003
   Lines of business: Petroleum exploration; production and marketing of petroleum products, petrochemicals, and LPG
   Net sales: 2.7557 trillion yen (fiscal year ended March 2007)
   Number of employees: 2,700

2. Itochu Corporation
   Head Office: Kitaaoyama 2-chome, Minato-ku, Tokyo
   President: Eizo Kobayashi
   Capital: 202.2 billion yen
   Founded: December 1949
   Lines of business: *Sogo shosha* (general trading company)
   Net sales: 11.5791 trillion yen (fiscal year ended March 2007)
   Number of employees: 4,100

3. Itochu Enex Co., Ltd.
   Head Office: Meguro 1-chome, Meguro-ku, Tokyo
   President: Akira Kodera
   Capital: 19.8 billion yen (Itochu: 37.15%)
   Founded: January 1961
   Lines of business: Marketing of petroleum products and LPG
   Net sales: 886.5 billion yen (fiscal year ended March 2007)
   Number of employees: 630

4. Osaka Gas Co., Ltd.
   Head Office: Hirano-machi 4-chome, Chuo-ku, Osaka-shi, Osaka
   President: Hirofumi Shibano
   Capital: 132.1 billion yen
   Founded: April 1897
   Lines of business: Production, distribution, and marketing of gas; marketing of LPG; generation and marketing of electricity; and other activities
   Net sales: 1.1745 trillion yen (fiscal year ended March 2007)
   Number of employees: 5,480

5. Nissho Petroleum Gas Corporation
   Head Office: Nishishimbashi 1-chome, Minato-ku, Tokyo
   President: Takao Shinkeya
   Capital: 1.7 billion yen (Osaka Gas: 52.5 %, Itochu: 25 %, Sojitz 22.5 %)
   Founded: May 1990
   Lines of business: Import and marketing of LPG, LNG, and petroleum products
   Net sales: 123.7 billion yen (fiscal year ended March 2007)
   Number of employees: 50

Reference 2

Outline of consortium members' LPG operations

	Japan Energy Group	Itochu Itochu Enex Co. Ltd. Group	Nissho Petroleum Gas Group	Total
Traded volume (tons) (To/from Japan) (FY2006)	—	4,000,000 (2,400,000)	—	4,000,000 (2,400,000)
Imported volume (tons) (FY2006)	940,000	—	460,000	1,400,000
Production (tons) (FY2006)	200,000	—	—	200,000
Sales in Japan (tons) (FY2006)	1,200,000	990,000	910,000	2,800,000 *Note 1
Primary facilities (import facilities)	3 · Kamisu-shi, Ibaraki (Kashima), · Kawasaki-shi, Kanagawa · Kurashiki-shi, Okayama (Mizushima)	2 · Yokkaichi-shi, Mie · Kurashiki-shi Okayama (Mizushima)	1 Yokkaichi-shi, Mie	4 *Note 2
Secondary facilities (relay facilities)	4 · Shiogama-shi, Miyagi · Oigawa-cho Shida-gun, Shizuoka · Hisoshima-shi, Hiroshima · Kagoshima-shi, Kagoshima	1 Nagasaki-shi, Nagasaki	2 · Hisoshima-shi, Hiroshima · Masaki-cho, Iyo-gunn, Ehime	7
Number of direct customers (households)	70,000	330,000	100,000	500,000
Major marketing subsidiaries	3	9	9	21

Note 1: This figure excludes transactions between Japan Energy, Itochu Enex, and Nissho Petroleum Gas.

Note 2: Mutual-use facilities are counted as one facility.

February 29, 2008

Company name	Nippon Mining Holdings, Inc.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Stock code	5016
Contact	Nobuyuki Yamaki, Director General Administration Group (in charge of general affairs)
Telephone	03-5573-5129

Result of Tender Offer for Share Certificates of Toho Titanium Co., Ltd.

Nippon Mining Holdings, Inc., (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi; the "Company") recently conducted a tender offer (the "Tender Offer") for share certificates of common stock in Toho Titanium Co., Ltd. (Head Office: Chigasaki 3-chome, Chigasaki City, Kanagawa; President: Takeshi Kurushima; stock code 5727, first section, Tokyo Stock Exchange; "Toho Titanium"). In accordance with a resolution passed at a meeting of the Company's Board of Directors held on January 30, 2008, the Tender Offer commenced on January 31, 2008, and ended on February 28, 2008. The results are described below.

2. Outline of the Tender Offer

1) Name of tender offer target
Toho Titanium Co., Ltd.

2) Number of share certificates under the Tender Offer

Number of shares for the Tender Offer (converted into shares)	Lower limit of the Tender Offer (converted into shares)	Upper limit of the Tender Offer (converted into shares)
5,000,000 shares	5,000,000 shares	5,500,000 shares

Note 1: The Company will not purchase all tendered shares if the total number of share certificates tendered under the Tender Offer ("Tendered Share Certificates") does not reach 5,000,000 shares, the lower limit of the Tender Offer converted into shares (the "Lower Limit of the Tender Offer").

Note 2: If the total number of Tendered Share Certificates exceeds 5,500,000 shares, the upper limit of the Tender Offer converted into shares (the "Upper Limit of Tender Offer"), the Company will not purchase the excess portion. If this situation arises, the Company will conduct delivery and other settlement processes relating to the Tender Offer for the share certificates in accordance with the pro rata method specified in Article 27-13, Paragraph 5 of the *Financial Instruments and Exchange Act* (Act No. 25 of 1948; this act and amendments to it are collectively referred to as the "Act" below) and Article 32 of the "Cabinet Ordinance Concerning Disclosure of Tender Offers of Share Certificates by Parties Other Than the Issuer" (the "Ordinance").

Note 3: As mentioned in the offer to purchase, the purpose of the Tender Offer is to purchase 5,000,000 of the shares owned by Mitsui & Co. Ltd., in Toho Titanium. To ensure that, in executing the Tender Offer, any Toho Titanium shareholders other than Mitsui & Co. Ltd., who wish to tender shares are not ignored, the Company has set the Upper Limit of the Tender Offer at 5,500,000 shares.

Note 4: The Company does not intend to acquire Toho Titanium's treasury stock through the Tender Offer.

Note 5: Odd-lot shares are also subject to the Tender Offer provided that the share certificates are submitted. (Share certificates do not need to be submitted if they are placed in the custody of the Japan Securities Depository Center Inc. ("JASDEC") via the Tender Offer agent.)

3) Period of the Tender Offer

Thursday, January 31, 2008, to Thursday, February 28, 2008 (20 business days)

4) Tender Offer Price

2,236 yen per one share of common stock

2. Result of the Tender Offer

1) Details

Type of share certificate	Number of shares for the Tender Offer	Lower limit of the Tender Offer (in shares)	Upper limit of the Tender Offer (in shares)	Number of shares tendered	Number of shares purchased
Share certificates	5,000,000	5,000,000	5,500,000	5,004,200	5,004,200
Warrants	—	—	—	—	—
Bonds with equity warrants attached	—	—	—	—	—
Trust beneficiary certificates	—	—	—	—	—
Depositary receipts	—	—	—	—	—
Total	5,000,000	5,000,000	5,500,000	5,004,200	5,004,200

2) Result of the Tender Offer

The total number of shares tendered under the Tender Offer (5,004,200 shares) reached the lower limit of the Tender Offer (5,000,000 shares) and did not exceed the upper limit of the Tender Offer (5,500,000 shares). Consequently, the Company purchases all of the tendered shares as stipulated in the Tender Offer commencement announcement and the Offer to Purchase.

3) Ownership ratio after the Tender Offer

Number of voting rights attached to share certificates owned by the Company prior to the Tender Offer	207,972	Ownership ratio prior to the Tender Offer: 34.28%
Number of voting rights attached to share certificates owned by special related parties prior to Tender Offer	1,661	Ownership ratio prior to the Tender Offer: 0.27%
Number of voting rights attached to share certificates owned by the Company after the Tender Offer	258,014	Ownership ratio after the Tender Offer: 42.52%
Number of voting rights attached to share certificates owned by special related parties after the Tender Offer	1,661	Ownership ratio after the Tender Offer: 0.27%

Number of voting rights of all shareholders of Toho Titanium (as of September 30, 2007)	606,132

Note 1: The "number of voting rights attached to share certificates owned by special related parties prior to Tender Offer" refers to the number of voting rights attached to share certificates etc. owned by special related parties, excluding shares held in treasury by Toho Titanium.

Note 2: The "number of voting rights of all shareholders of Toho Titanium (as of September 30, 2007)" refers to the number of voting rights (with a minimum trading unit of 100 shares) of all shareholders as described in the interim financial report filed by Toho Titanium on December 14, 2007, for its 77th fiscal term. However, because odd-lot shares that do not constitute a minimum trading unit are accepted under the Tender Offer, figures for the ownership ratio prior to the Tender Offer and the ownership ratio after the Tender Offer were calculated using the total number of voting rights of all Toho Titanium shareholders as of September 30, 2007; a total of 606,771 voting rights. This number comprises the 606,132 voting rights as of September 30, 2007, and an additional 639 voting rights. These additional voting rights include the voting rights on odd-lot shares described in the interim financial report (24,410 shares), which totaled 24,315 shares after subtracting the 95 odd-lot shares held in treasury by Toho Titanium—these 95 odd-lot shares are described in the interim financial report and will not be acquired through the Tender Offer—and the voting rights on 39,600 shares held in deposit by JASDEC. This gives a combined total of 63,915 shares (the equivalent of 639 voting rights).

Note 3: The "ownership ratio prior to the Tender Offer" and the "ownership ratio after the Tender Offer" figures have been rounded to two decimal places.

4) Calculation upon purchase with pro rata method
Not applicable

5) Funds required to purchase tendered shares: 11,189,391,200 yen

6) Method of settlement

(i) Name of financial instruments brokerage firm or bank conducting the Tender Offer and other settlements and location of its head office
Nikko Cordial Securities Inc., 3-3-1 Marunouchi, Chiyoda-ku, Tokyo

(ii) Settlement start date: Wednesday, March 5, 2008

(iii) Method of settlement

After the conclusion of the Tender Offer Period (the period given in item 3, "Period of the Tender Offer," in section 1, "Outline of the Tender Offer," above), the Company will promptly post the notice of the Tender Offer to the postal addresses of tendering shareholders (or their standing proxies in the case of non-resident shareholders).

The Tender Offer will be settled in cash. On and after the settlement start date, the Tender Offer agent will promptly remit payment for tendered shares purchased to the locations specified by tendering shareholders (or their standing proxies in the case of non-resident shareholders).

3. Policy after the Tender Offer and the future prospects

After the Tender Offer, the total number of voting rights on shares in Toho Titanium held by the Company exceeded 40% of all voting rights held by shareholders in Toho Titanium. Going forward, the Company intends to make Toho Titanium a consolidated subsidiary using a method other than acquiring more than 50% of voting rights, but the actual method for achieving this is still under consideration.

4. Locations where copies of the report of the Tender Offer are made available for viewing

Nippon Mining Holdings, Inc.	10-1 Toranomon 2-chome, Minato-ku, Tokyo, Japan
Tokyo Stock Exchange Group, Inc.	2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo, Japan

April 9, 2007

Company name	Nippon Mining Holdings, Inc.
Representative	Mitsunori Takahagi, President and Representative Director
Code	5016
Inquiries	Nobuyuki Yamaki, Director General Administration Group
Phone	+81 3-5573-5123

Medium Term Management Plan for Fiscal 2007–2009
—And an initial look at the Long-Term Vision towards Fiscal 2015—

Nippon Mining Holdings, Inc. (hereinafter referred to as the "Company", Head office: 2-chome Toranomon, Minato-ku, Tokyo; President: Mitsunori Takahagi) has formulated a new medium term management plan for the Company and its consolidated subsidiaries and affiliates (hereinafter referred to as the "Group") for fiscal 2007 to 2009 (hereinafter referred to as the "Medium Term Plan"). This Medium Term Plan adds extra momentum to the Company's growth strategy and seeks to further improve the Company's financial base.

Medium Term Management Plan for Fiscal 2007–2009

1. Basic Policy
   1) Proactively implement growth strategy.
   2) Further strengthen financial base.
   3) Strengthen and expand high value-added businesses and further cost reduction.
2. Quantitative Targets
   1) In terms of profitability, achieve income before special items of 160.0 billion yen and net income of 90.0 billion yen for fiscal 2009, the final year of the Medium Term Plan.
   2) In terms of financial position, achieve the current target of a shareholders' equity ratio of 40% or more and a debt to equity ratio of 1.0 or less by 2010. However, achieve the target of debt to equity ratio a year early, by the end of fiscal 2009.
   3) In terms of capital expenditure and investments, invest a three-year total of 435.0 billion yen, of which 70%, or 305.0 billion yen, will be allocated to implement a growth strategy for improving competitiveness, expanding capacity, fostering new businesses, research and development and other areas.

In addition to the Medium Term Plan, the Company is now looking at where it should stand beyond these three years, and has begun considering its Long-Term Vision towards Fiscal 2015 in accordance with the outline given below. The Company will be formulating a detailed vision for the future based on this outline.

Outline of Long-Term Vision towards Fiscal 2015

1) In terms of fundamental profitability for fiscal 2015, achieve consolidated income before special items of 250.0 billion yen or more.
2) Pursue an optimal business portfolio with a suitable risk-return balance to achieve this figure.
3) With regards to expanding existing businesses and looking for new business, strengthen research and development capabilities, promote M&As and alliances.
4) Make efforts in to enhance the infrastructure of management by securing and developing globally-oriented human resources, enhancing IT infrastructure, restructuring Group companies and responding to global environmental problems.
5) Clarify directions for businesses that offer limited Group synergies and low-profitability businesses.
6) In order to implement these measures, execute a trillion yen-scale capital expenditure and investments by fiscal 2014, including the period of the Medium Term Plan.

The following presents the outline of the Medium Term Plan.

1. Business Environment

Although "resource inflation", as represented by crude oil prices and copper prices, is now showing signs of cooling off, the energetic expansion of resources demand from the BRIC countries and certain geopolitical risks are expected to continue, indicating that resources and energy prices may remain high.

1) Petroleum
- Stronger demand for crude oil is expected to continue, and although prices will be lower than for fiscal 2006, they will remain at higher levels than in the past.
- Domestic demand for petroleum products will decrease in general, due to less demand for industrial heavy oil, and automobile fuels resulting from the growing use of energy-saving vehicles.
- Tight supply and demand for petrochemical products (particularly aromatic products) will continue due to stronger demand in developing countries in Asia.

2) Metals
- Although the price of copper will be lower than for fiscal 2006, it will be considerably higher than in the past due to stronger copper demand. Copper smelting margins will fall significantly due to a tight supply of ore and the oligopoly of major mining companies.
- The growing concern for the environment will spur needs in zero emission and recycling. This means that it will become crucial to secure new sources of raw materials for recycling.
- Demand for IT-related materials will expand due to diversifying social needs and factors such as the advance of IT in the automotive sector. However, competition in the components market will intensify even more in both costs and development.

2. Assumptions

An exchange rate of 115 yen to the U.S. dollar, a Dubai crude oil spot price of 50 dollars per barrel, and a copper price of 200 cents per pound have been assumed as a prerequisite for fiscal 2009, the final year of the Medium Term Plan

It has also been assumed that sales of paraxylene, copper, IT-related and other products will be higher than they were in fiscal 2006.

		FY2005 Actual	FY2006 Forecasts (A)	FY2009 Plan (B)	Differences (B) − (A)	References FY2007 (Plan)
Exchange rate (¥/$)		113	117	115	(2)	115
Petroleum	Dubai crude oil spot price ($/BBL)	53.5	60.8	50.0	(10.8)	50.0
	Fuel oil sales volume (million kl/year)	23.2	21.7	23.0	1.3	22.3
	Market price of paraxylene <ACP market base> ($/t)	903	1,102	980	(122)	980
	BTX sales volume (1,000 tons/year)	1,027	1,106	1,647	541	1,337
Resources & Metals	Copper price (¢/lb)	186	313	200	(113)	200
	PPC *1 Electrolytic copper sales volume (1,000 tons/year)	588	646	656	10	656
Electronic Materials	Electro-deposited copper foil sales volume (1,000 tons/month)	2.1	1.9	2.3	0.4	2.1
	Treated rolled copper foil sales volume (1,000 meters/month)	3.8	3.6	5.3	1.7	4.4
Metal Manufacturing	Product sales volume (1,000 tons/year)	40.9	42.2	49.1	6.9	41.6
	High performance products ratio (%)	43%	43%	47%	4%	45%

*1: PPC: Pan Pacific Copper Co., Ltd. (66% owned by Nippon Mining & Metals).

3. Earnings Plan

(billions of yen)

	FY2005 Actual	FY2006 Forecasts(A)	FY2009 Plan(B)	Differences (B)－(A)	References FY2007 (Estimate) *2
Net sales	3,026.3	3,800.0	3,640.0	(160.0)	3,478.0
Operating income	144.4	125.0	129.0	4.0	97.0
Income before special items	188.7	215.0	160.0	(55.0)	135.0
Petroleum (Japan Energy Group)	97.0	76.0	64.0	(12.0)	56.0
Metals (Nippon Mining & Metals Group)	82.8	131.5	90.0	(41.5)	73.0
Resources & metals	68.2	125.0	58.5	(66.5)	57.5
Electronic materials	9.6	(1.5)	18.5	20.0	8.0
Metal manufacturing	6.2	6.5	13.0	6.5	7.0
Metals group adjustments	(1.2)	1.5	-	(1.5)	0.5
Others	8.9	7.5	6.0	(1.5)	6.0
Net income	96.9	103.0	90.0	(13.0)	79.0
Ratio of income before special items to net sales (%)	6.2	5.7	4.4	(1.3)	3.9
Earnings per share (¥) *1	104.5	111.1	97.1	(14.0)	85.2

*1 Calculation based on the number of issued shares on at the end of December 2006 (926,950 thousand shares on a consolidated basis)

*2 Estimated figures for fiscal 2007 based on the following assumptions for fiscal 2009: an exchange rate of 115 yen to the U.S. dollar, crude oil price of 50 dollars per barrel and copper price of 200 cents per pound.

<Reference> Impact of fluctuations in copper price on income before special items in FY2009

(billions of yen)

Copper Price (¢/lb)	200	250	300
	Plan	Estimate	Estimate
Income before special items in FY2009	160.0	175.0	190.0

- Net sales

Net sales will come in at 3.64 trillion yen in fiscal 2009, 160.0 billion yen lower compared to fiscal 2006, due to factors such as the fall in product prices resulting from lower copper and crude oil prices.

- Income before special items

Although greater income is expected in fiscal 2009 compared to fiscal 2006 due to factors such as lower crude oil procurement costs, improved margins on petroleum products, the effects of increased production of petrochemical products and higher sales of IT-related products, declining copper prices and worsening copper smelting margin, income before special items is expected to fall by around 55.0 billion yen to 160.0 billion yen. However, using the same major assumptions (exchange rate, price of crude oil and price of copper) as for fiscal 2009, income will follow an upward trend throughout the Medium Term Plan period with an estimate of 135.0 billion yen for fiscal 2007. These projected figures for income before special items do not include inventory valuation gains or losses.

• Net Income

In fiscal 2009, net income is expected to be 90.0 billion yen, indicating a slight decline of 13.0 billion yen, according to decline in income before special items compared to fiscal 2006.

4. Cash Flows and Interest-Bearing Debt

(billions of yen)

	FY2005 (Actual)	FY2006 (Forecasts)	FY2007～FY2009 (Plan for three years)
①Cash flows from operating activities	24.3	32.0	415.5
②Cash flows from investing activities	(37.6)	(100.0)	(419.0)
Capital expenditure and investments	(66.5)	(138.0)	(435.0)
Sales or maturities of investments and collection of loans, etc.	29.0	38.0	16.0
③Dividends, etc.	(19.6)	(38.0)	(62.5)
(A) Free cash flows (①+②+③)	(32.9)	(106.0)	(66.0)
(B) Increase (decrease) in cash and cash equivalents	(1.4)	(6.0)	9.0
(C) Others *1	-	85.0	4.0
(A−B+C) Decrease (increase) in interest-bearing debt	(31.6)	(15.0)	(71.0)

*1 The forecast for fiscal 2006 includes proceeds of 67.7 billion yen from issuance of new shares.

The three year free cash flows are estimated at minus 66.0 billion yen after taking the earnings plan and capital expenditure and investments plan (described below) into consideration.

5. Consolidated Balance Sheet

(billions of yen)

	March 31, 2006 Actual	March 31, 2007 Forecasts (A)	March 31, 2010 Plan (B)	Differences (B−A)
Total assets	1,859.6	2,032.0	2,303.0	271.0
Interest-bearing debt *1	684.7	714.0	784.0	70.0
Shareholders' equity *2	467.5	620.5	827.5	207.0
Shareholders' equity ratio (%)	25.1	30.5	35.9	5.4
Shareholders' equity per share (Yen) *3	504	669	893	223
Debt / Equity ratio	1.46	1.15	0.95	(0.20)

*1 Changes in amounts differ from the reduction in interest-bearing debt shown in the summary of cash flows due to the effect of factors such as newly consolidated subsidiaries and translation adjustment.

*2 From fiscal 2006, shareholders' equity is consisted of shareholders' equity and valuation and translation adjustment in net assets (excluding minority interests).

*3 For the sake of comparison between fiscal years, calculations are based on the number of issued shares at the end of December 2006 (926,950 thousand shares on a consolidated basis).

Projected consolidated balance sheet figures for the end of fiscal 2009 is as follows:

- Shareholders' equity of 827.5 billion yen due to accumulations through the Medium Term Plan period (a projected increase of 207.0 billion yen over the end of fiscal 2006).
- Shareholders' equity of 35.9% (a projected improvement of 5.4 points over the end of fiscal 2006).
- Debt equity ratio of 0.95 (an improvement of 0.20 points).

6. Capital Expenditure and Investments and Key Issues

The Medium Term Plan seeks a balance between growth strategies and improving the Group's financial base, with a planned three-year total for capital expenditure and investments of 435.0 billion yen, of which 70%, or 305.0 billion yen, will be allocated towards expansion into growth area and enhancement of competitiveness in existing businesses. Key business issues that include these capital expenditure and investments are as follows:

1) Petroleum

- In terms of retail sales, the Company will continue to pursue total customer satisfaction at JOMO stations, and strengthen its competitiveness.
- In terms of refining, the Company will make efforts to respond to changes in the demand structure and aim to develop high value-added, internationally competitive refineries. As part of this, the Company will strengthen business tie-ups in various regions.
- In terms of petrochemicals, projects for capacity expansion of aromatics at the Kashima Refinery (currently under construction) will be fully implemented, as scheduled and commercial operation will start in January of next year. By the capacity expansion, the Company will position itself as a top tier producer of petrochemical products in Japan and Asia.

2) Metals

- Promote development of the Caserones (formerly Regalito) Copper Mine in Chile, which is currently undergoing an economic feasibility study. In addition, make efforts to acquire rights and interests in subsequent new mines, and validate of new technologies such as Nikko-chloride process and bio-leaching technology as soon as possible.
- Install new copper collection furnaces and facilities for Hydro-metallurgical process in the Hitachi Works, promote plans for the HMC (Hitachi Metal Recycle Complex), which recovers metals from raw recycling materials, and establish recycling and environmental services as a business.
- In terms of electronic materials and metal fabrication businesses, make efforts to raise earnings capacity and stabilize earnings, as well as rapidly providing newly developed products for competitive commercial use. Also make efforts in the selection and concentration of products.

3) Group Companies

- Support the growth strategies in affiliated public companies (Tatsuta Electric Wire and Cable Co., Ltd., Toho Titanium Co., Ltd. and Maruwn Corporation)
- Validate the production technology for polysilicon used in solar power generation currently being developed jointly between Toho Titanium Co., Ltd. and Chisso Corporation as soon as possible.

Major capital expenditure and investments are as follows:

(billions of yen)

	FY2007～FY2009 (Plan for three years)	FY2006 (Forecasts)
(1) Expansion into growth area	180.0	88.5

(Major projects)	Capacity expansion in petrochemicals	Strengthen production capacities of aromatic products
	Overseas copper mines	Promote the SX-EW projects, etc.
	Recycling and environmental services	Increase collection and processing of recycling raw materials Increase incinerating and detoxifying of industrial wastes
	Capacity expansion for sputtering targets and treated rolled copper foil	Strengthen production capacities for existing and new products
	Overseas expansion of precision processing and precision rolling business	Plating, connector parts, high performance stainless steel strip, etc.
	Alloy business	Corson alloys, alloy foils, etc.

	FY2007～FY2009 (Plan for three years)	FY2006 (Forecasts)
(2) Enhancement of competitiveness in existing businesses	125.0	21.5

(Major projects)	Oil retail sales competitiveness	Modification and new establishment of service stations, etc.
	Oil refineries competitiveness	Make "bottomless" refineries and expand for shipment capacities, etc.
	Electronic materials business competitiveness	Strengthen competitiveness of Shirogane Works and overseas affiliates

	FY2007～FY2009 (Plan for three years)	FY2006 (Forecasts)
(1)＋(2) Investments in line with the growth strategy	305.0	110.0
(3) Maintenance and others	130.0	28.0
(1)＋(2)＋(3) Total capital expenditure and investments	435.0	138.0

7. Assessment of Business Environment, Strategies, and Key Issues for Core Businesses

As shown in the attachment.

Attachment: Assessment of Business Environment, Strategies, and Key Issues for Core Businesses (by Segment)

■Petroleum (Japan Energy Group)

<Assessment of business environment>

1. International crude oil demand and supply
   - Demand will continue to grow strong at a rate of around 2% per annum with a focus on the BRIC countries.
   - Supply will increase with crude oil prices remaining at high levels, but in general the tight supply and demand situation will continue.
2. Supply and demand for domestic products
   - Domestic demand will decrease, including a slight drop in demand for gasoline, while the structure for supply and demand will continue to lean towards gasoline and light distilled oil.
   - Although there will be an increase in supply and demand with a focus on East Asia, large-scale increases in capacity are not expected until 2010 meaning that exports will expand on the back of a strong overseas market.
   - Product prices can be expected to remain at current levels.
3. Supply and demand for petrochemical products
   - High price levels will continue due to strong polyester demand from Asia. However, supply and demand may be temporary and slightly loose due to the strengthening of overseas paraxylene production facilities.

<Strategies and key issues>

- Develop a business structure that balances the following three areas of the fuel oils business, the petrochemicals business and the petroleum resource development business.

1. Fuel oils business
   - Strengthen retail competitiveness by promoting CS (customer satisfaction) based management.
   - Enhance production systems in response to changes in the structure of demand (examine the viability of establishing a new heavy oil cracking unit, etc.)
   - Respond to more rigorous quality standards based on environmental problems (introduce use of ETBE, etc.)
2. Petrochemicals business
   - Ensure that development of the Kashima Aroma Project (full operation from January 2008) is in process.
   - Expand sales of industrial cleaning agents and other functional chemicals.
3. Resource development business
   - Execute mine exploration efforts peripheral to existing projects with the objective of maintaining or expanding current levels of deposit reserves.

■ Metals (Resources and metals)

<Assessment of business environment>

1. Supply and demand for copper concentrate
   - Although the ore trading environment is expected to improve due to increased production and new mining developments in South America, North America and Australia, the overall trading environment is expected to remain harsh due to increased production of copper in locations such as China and India.
2. Supply and demand for refined copper and copper prices
   - Although a strong rise in copper demand is expected in China and other East Asian countries, the leaders of world copper consumption, high copper prices will spur an increased production of refined copper causing a surplus in supply.
   - Copper prices will remain at higher levels than in the past although the price of copper will fall following fiscal 2006.
3. Conditions in the recycling and environmental business
   - The needs to make efforts in zero emissions and clean recycling will rise even further due to growing environmental consciousness within society.

<Strategies and key issues>

- Shift to becoming an integrated smelter (handle complete process from mining through to smelting) through growth strategies based on efforts in strengthening and expanding existing smelting businesses and new mine developments.
- Establish a recycling and environmental business based on advanced technology emphasizing zero emissions and clean recycling.

1. Copper operations

(1) Improve and expand the existing copper smelting business by strengthening tie-ups with Pan Pacific Copper (PPC) and LS-Nikko Copper Inc.
   - Promote the acquisition of copper concentrate and improvements in smelting margin.
   - Increase PPC's presence in the East Asian market.
   - Derive a synergetic effect on the production front, in areas such as technology exchange.

(2) Promote growth strategies based on expansions into new mine developments.
   - Promote the Caserones (formerly Regalito) project.
   - Promote mine development and expand mining rights and interests through Group exploration efforts.
   - Make efforts in the early validation of Nikko-chloride process and bio-leaching technology.

2. Recycling and environmental business
   - Establish a solid framework for acquiring raw materials.
   - Promote the HMC (Hitachi Metal Recycle Complex) project.

■Electronic Materials

<Assessment of business environment>

1. IT-related market demand
   - Although the market is adjusting its footing, demand will continue to expand in the medium to long term.
   - Demand for digital applications, mobile phones and other applications will expand.
   - There will be progress in use of electronics in automobiles.
2. Demand for major products
   - Although demand will expand, the trend in intensified competition and lower prices of finished products will continue to grow.

<Strategies and key issues>

- Pursue a first-vendor strategy and bolster competitiveness

1. Electro-deposited and treated rolled copper foil business
   - Electro-deposited copper foil: Expand profitability by differentiating products in terms of quality with a focus on high value-added markets.
   - Treated rolled copper foil business: Expand sales of strategic products; demand from automotive industries, etc.
2. Sputtering targets businesses
   - ITO targets for FPD: Implement measures to increase earnings as competition intensifies (improve margins, reduce inventory, improve yields etc. to reduce costs, etc.).
   - Semiconductor target: Firmly maintain first vendor position by maintaining or expanding market share, increasing productivity and promoting development of next-generation targets.
   - Magnetic target: Expand sales to vertical magnetic recording media.
3. Compound semiconductors business
   - Promote the commercialization of new materials.
4. Strengthen and promote new businesses
   - Launch MAQINAS ® (dual-layer plated substrate for COF (chip on film)) as soon as possible.
   - Engage in new technology development in promising growth areas that have the potential to become pillars of next-generation activities.

■Metal Manufacturing

<Assessment of business environment>

1. IT-related market demand
   - Demand will undergo some adjustments in the short term, but stable growth will continue into the medium to long term backed by the continuous shift towards greater use of advanced electronics.
   - In particular, demand for automobile related high-performance materials and high-performance electronic components would expand due to the increased use of electronic contro etc.
   - The shift towards more compact, higher-performance components will continue under environmental strategies and resource saving measures.

2. Demand for major products
   - Although demand will expand, intensified competition and lower prices for finished products will put pressure on lowering prices and increase demands for high-performance products.
   - The market will experience increased demands for small lots and quick delivery.

<Strategies and key issues>

- Transition to a balanced, stable earnings position and scale expansion of businesses

1. Precision rolling business
   - Establish titanium copper materials as new core profitable product.
   - Strengthen product lineup in automotive components.
   - Review of sales functions and expand sales network.
2. Precision processing business/surface treatment business
   - Expand sales of high performance plating products for automotive components.
   - Expand capacity of Hitachi Works for the surface treatment business and promote expansion of product facilities located in China.
   - Expand integrated production (plate, press and assembly) for connectors.
   - Promote expansion of the LCD screen components (backlight electrode) business

Consolidated Closing Report for the year ended March 31, 2007 ("Fiscal 2006")

NIPPON MINING HOLDINGS, INC. (URL: http://www.shinnikko-hd.co.jp/)

Code No. : 5016
Stock Listings : Tokyo, Osaka, Nagoya
Address of head office : 10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to : IR and Public Relations Department Telephone number : (03) 5573 - 5123
Date of annual shareholders' meetings: June 27, 2007
Date of filing of financial report: June 27, 2007
Start of cash dividend payments: June 5, 2007

This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

1.Operating results for the year ended March 31, 2007 (the period from April 1, 2006 to March 31, 2007)

(1)Operating results

	Sales		Operating Income		Income before special items		Net Income	
	millions of yen	% (*)	millions of yen	% (*)	millions of yen	% (*)	millions of yen	% (*)
For the year ended March 31, 2007 ("Fiscal 2006")	3,802,447	25.6	132,258	(8.4)	224,236	18.8	106,430	9.8
For the year ended March 31, 2006 ("Fiscal 2005")	3,026,262	20.9	144,448	15.0	188,722	27.5	96,905	91.6

	Basic EPS		Fully diluted EPS		Net income to equity	Income(*1) to total assets	Operating Income to sales
	yen	sen	yen	sen	%	%	%
For the year ended March 31, 2007 ("Fiscal 2006")	117	98	117	91	19.5	11.5	3.5
For the year ended March 31, 2006 ("Fiscal 2005")	113	87	113	84	23.6	11.0	4.8

Note: 1. Equity in income of non-consolidated subsidiaries and affiliates 94,895 millions of yen (the previous fiscal year 50,983 millions of yen)
2. (*) This represents a percentage of an increase or a decrease from the previous period.
3. (*1) Income is income before special items.

(2)Financial position

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets Per Share	
	millions of yen	millions of yen	%	yen	sen
As of March 31, 2007 ("Fiscal 2006")	2,056,407	701,064	30.3	671	56
As of March 31, 2006 ("Fiscal 2005")	1,859,583	467,479	25.1	551	36

Note: Shareholders' Equity 622,476 millions of yen (the previous fiscal year —)

(3)Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	millions of yen	millions of yen	millions of yen	millions of yen
For the year ended March 31, 2007 ("Fiscal 2006")	41,200	(97,576)	37,401	45,249
For the year ended March 31, 2006 ("Fiscal 2005")	24,258	(37,594)	11,962	63,857

2.Cash dividends

	Cash dividends per share						Total dividends paid (Full year)	Payout ratio (Consolidated)	Dividends paid to net assets (Consolidated)
(Cut-off date)	Interim		Year-end		Full year				
	yen	sen	yen	sen	yen	sen	millions of yen	%	%
For the year ended March 31, 2006	—	—	15	00	15	00	12,715	13.2	3.1
For the year ended March 31, 2007	8	00	8	00	16	00	14,842	13.6	2.6
For the year ending March 31, 2008(Estimate)	8	00	8	00	16	00		16.5	

Note: A 15 yen dividend for the year ended March 31, 2006 includes a 3 yen dividend commemorating the 100th anniversary of our founding.

3.Forecast for Fiscal 2007(April 1, 2007 — March 31, 2008)

	Sales		Operating Income		Income before special items		Net Income		Basic EPS	
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%	yen	sen
Interim	1,796,000	(0.6)	36,000	(52.3)	64,000	(44.6)	37,000	(49.0)	39	92
Full year	3,810,000	0.2	102,000	(22.9)	160,000	(28.6)	90,000	(15.4)	97	10

Note: Percentage figures represent changes from the corresponding previous periods respectively.

4. Other

(1) Important changes in scope of consolidation during period: Yes

Newly included: 1 (Hibi Kyodo Smelting Co., Ltd.)

Newly exempted: None

(2) Changes in accounting policies, procedures, disclosure methods, etc., pertaining to preparation of consolidated financial statements

1. Changes associated with changes in accounting standards: Yes

2. Other changes: Yes

(3) Shares outstanding (common stock) at year-end

1. Number of shares outstanding (including treasury stock)

As of March 31, 2007 ("Fiscal 2006"): 928,462,002 As of March 31, 2006 ("Fiscal 2005"): 848,462,002

2. Number of treasury stock outstanding

As of March 31, 2007 ("Fiscal 2006"): 1,552,704 As of March 31, 2006 ("Fiscal 2005"): 1,414,937

Note: Total 80,000,000 new shares were issued in July and August 2006.

***The forecast shown on the previous page is based on information available as of May 9, 2007. The actual results are subject to change due to changes in the business environment.**

Consolidated Balance Sheets

	Fiscal 2005 (As of March 31, 2006)		Fiscal 2006 (As of March 31, 2007)		Increase (Decrease)
	millions of yen	%	millions of yen	%	millions of yen
Assets	**1,859,583**	**100.0**	**2,056,407**	**100.0**	**196,824**
Current assets	906,380	48.7	996,793	48.5	90,413
Cash and time deposits	64,735		46,475		(18,260)
Notes and accounts receivable, trade	334,604		371,539		36,935
Securities	1		-		(1)
Inventories	440,410		494,954		54,544
Other current assets	68,284		84,971		16,687
Less: Allowance for doubtful accounts	(1,654)		(1,146)		508
Fixed assets	953,203	51.3	1,059,614	51.5	106,411
Property, plant and equipment	590,039		649,901		59,862
Buildings and structures	129,708		133,528		3,820
Machinery and equipment, other	159,745		183,833		24,088
Land	283,930		281,591		(2,339)
Construction in progress	16,656		50,949		34,293
Intangible assets	64,794		92,754		27,960
Investments and other long-term assets	298,370		316,959		18,589
Investments in securities	238,520		263,062		24,542
Long-term loans	15,364		10,175		(5,189)
Deferred tax assets	11,144		11,237		93
Other	34,463		33,522		(941)
Less: Allowance for doubtful accounts	(1,121)		(1,037)		84
Total assets	1,859,583	100.0	2,056,407	100.0	196,824
Liabilities	**1,346,077**	**72.4**	**1,355,343**	**65.9**	**9,266**
Current liabilities	921,019	49.5	973,495	47.3	52,476
Notes and accounts payable, trade	294,424		253,935		(40,489)
Short-term borrowings	368,312		447,635		79,323
Commercial paper	41,000		26,000		(15,000)
Accounts payable, other	95,820		137,670		41,850
Accrued income taxes	35,958		29,713		(6,245)
Other current liabilities	85,505		78,542		(6,963)
Long-term liabilities	425,058	22.9	381,848	18.6	(43,210)
Long-term debt	275,424		215,802		(59,622)
Deferred tax liabilities	40,210		62,739		22,529
Allowance for retirement benefits	59,590		61,304		1,714
Allowance for periodic repair works	15,726		14,569		(1,157)
Other long-term liabilities	34,108		27,434		(6,674)
Net assets	**513,506**	**27.6**	**701,064**	**34.1**	**187,558**
Shareholders' equity	424,666	22.8	578,371	28.1	153,705
Common stock	40,000	2.2	73,920	3.6	33,920
Capital surplus	192,948	10.3	226,762	11.0	33,814
Retained earnings	192,148	10.3	278,259	13.5	86,111
Less: Treasury stock, at cost	(430)	(0.0)	(570)	(0.0)	(140)
Valuation and translation adjustment	42,813	2.3	44,105	2.2	1,292
Unrealized gain on marketable securities	39,471	2.1	35,987	1.8	(3,484)
Deferred hedge gain (loss)	-	-	1,528	0.1	1,528
Surplus from land revaluation	(3,340)	(0.2)	(3,355)	(0.2)	(15)
Accumulated translation adjustment	6,682	0.4	9,945	0.5	3,263
Share purchase warrants	-	-	181	0.0	181
Minority interest in consolidated subsidiaries	46,027	2.5	78,407	3.8	32,380
Total liabilities and Net assets	**1,859,583**	**100.0**	**2,056,407**	**100.0**	**196,824**

Note: Changes in accounting standard for presentation of net assets in the balance sheet :

Effective from the year ended March 31, 2007, Nippon Mining Holdings, Inc. adopted Accounting Standards Board of Japan ("ASBJ") Statement No.5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet", issued by ASBJ on December 9, 2005 and ASBJ Guidance No.8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet", issued by ASBJ on December 9, 2005. The amount corresponding to conventional "Shareholders' equity" in the balance sheet is 620,948 millions of yen. Consolidated balance sheet as of March 31, 2006 is also reclassified in conformity with new accounting standard.

Consolidated Statements of Income

Account title	Fiscal 2005 (from April 1, 2005 to March 31, 2006)		Fiscal 2006 (from April 1, 2006 to March 31, 2007)		Increase (Decrease)
	millions of yen	%	millions of yen	%	millions of yen
Net sales	3,026,262	100.0	3,802,447	100.0	776,185
Cost of sales	2,712,989	89.6	3,485,283	91.7	772,294
Gross profit	313,273	10.4	317,164	8.3	3,891
Selling, general and administrative expenses	168,825	5.6	184,906	4.8	16,081
Operating income	144,448	4.8	132,258	3.5	(12,190)
Other income	61,674	2.0	112,484	3.0	50,810
Interest income	2,221		2,805		584
Dividend income	1,627		1,751		124
Exchange gain	-		5,133		5,133
Amortization of negative goodwill including consolidation adjustment account	2,119		1,837		(282)
Equity in income of non-consolidated subsidiaries and affiliates	50,983		94,895		43,912
Other	4,724		6,063		1,339
Other expenses	17,400	0.6	20,506	0.6	3,106
Interest expenses	10,938		13,102		2,164
Exchange loss	25		-		(25)
Other	6,437		7,404		967
Income before special items	188,722	6.2	224,236	5.9	35,514
Special profit	17,831	0.6	17,453	0.5	(378)
Gain on sales of property, plant and equipment	4,339		2,108		(2,231)
Gain on sales of investments in securities	7,156		13,629		6,473
Gain on proceeds from casualty insurance	2,706		-		(2,706)
Bad debt recovery	2,313		-		(2,313)
Other	1,317		1,716		399
Special loss	33,909	1.1	21,607	0.6	(12,302)
Loss on sales of property, plant and equipment	310		260		(50)
Loss on disposal of property, plant and equipment	5,251		5,077		(174)
Impairment losses	5,563		1,877		(3,686)
Loss on write-down of investments in securities	614		1,256		642
Reorganization and restructuring costs	13,586		5,204		(8,382)
Provision for environmental remediation allowance	4,269		2,710		(1,559)
Provision for allowance for cost of disposal of unutilized property, plant and equipment	1,002		4,465		3,463
Provision for allowance for periodic repair works	551		-		(551)
Other	2,763		758		(2,005)
Income before income taxes	172,644	5.7	220,082	5.8	47,438
Income taxes	59,189	2.0	66,661	1.8	7,472
Deferred income tax	1,694	0.1	18,739	0.5	17,045
Minority interest in earnings of consolidated subsidiaries	14,856	0.4	28,252	0.7	13,396
Net income	96,905	3.2	106,430	2.8	9,525

Consolidated Statements of Changes in Net Assets

For the year ended March 31, 2007

(millions of yen)

	Shareholders' equity					Valuation and translation adjustment				Share purchase warrants	Minority interest in consolidated subsidiaries	Net as Tot
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment			
Balance as of March 31,2006	40,000	192,948	192,148	(430)	424,666	39,471	–	(3,340)	6,682	–	46,027	513,506
Issuance of stock	33,920	33,818			67,738							67,738
Cash dividends paid			(20,137)		(20,137)							(20,137)
Bonuses to directors			(449)		(449)							(449)
Net income			106,430		106,430							106,430
Acquisition of treasury stock				(152)	(152)							(152)
Disposition of treasury stock		4		4	8							8
Grant of treasury stock with exercise of share purchase warrants		(8)		8	0							0
Reclassification with surplus from land revaluation			15		15							15
Increase arising from change of consolidated subsidiary			252		252							252
Net changes of Net assets other than shareholders' equity						(3,484)	1,528	(15)	3,263	181	32,380	33,853
Total changes	33,920	33,814	86,111	(140)	153,705	(3,484)	1,528	(15)	3,263	181	32,380	187,558
Balance as of March 31, 2007	73,920	226,762	278,259	(570)	578,371	35,987	1,528	(3,355)	9,945	181	78,407	701,064

Note: From the year ended March 31, 2007, this is presented in accordance with "Accounting Standard for Statement of Changes in Net Assets" (ASBJ Statement No. 6, December 27, 2005) and "Guidance on Accounting Standard for Statement of Changes in Net Assets" (ASBJ Guidance No.9, December 27,2005)
The above resulted in the replacement of the consolidated statements of retained earnings prepared in the past.

Consolidated Statement of Retained Earnings

(millions of yen)

Account title	For the year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)
Capital Surplus:	
Balance at beginning of year	201,382
Increase in capital surplus	88
Gain on disposition of treasury stock	88
Decrease in capital surplus	8,522
Cash dividends paid	8,479
Bonuses to directors	43
Balance at end of year	192,948
Retained Earnings:	
Balance at beginning of year	95,537
Increase in retained earnings	96,990
Net income	96,905
Increase arising from merger of consolidated subsidiary	4
Reclassification with surplus from land revaluation	81
Decrease in retained earnings	379
Bonuses to directors	169
Decrease arising from change of consolidated subsidiary	134
Reclassification with surplus from land revaluation	76
Balance at end of year	192,148

Consolidated Statements of Cash Flows

Account title	Fiscal 2005 (from April 1, 2005 to March 31, 2006)	Fiscal 2006 (from April 1, 2006 to March 31, 2007)	Increase (Decrease)
	millions of yen	millions of yen	millions of yen
Cash flows from operating activities			
Income before income taxes	172,644	220,082	
Depreciation and amortization	44,871	48,808	
Impairment losses	5,563	1,877	
Amortization of goodwill	-	2,787	
Amortization of negative goodwill	-	(1,837)	
Amortization of consolidation adjustment account	(1,947)	-	
Interest and dividend income	(3,848)	(4,556)	
Interest expenses	10,938	13,102	
Equity in income of non-consolidated subsidiaries and affiliates	(50,983)	(94,895)	
Gain on sales of investments in securities	(7,156)	(13,629)	
Loss on write-down of investments in securities	614	1,256	
Loss (gain) on sales and disposal of property, plant and equipment	1,222	3,229	
Reorganization and restructuring costs	13,586	5,204	
Increase in trade receivables	(60,154)	(36,331)	
Increase in inventories	(153,037)	(42,631)	
Increase (decrease) in trade payables	65,005	(23,951)	
Increase in accrued consumption tax	5,259	12,979	
Other, net	16,348	(28,029)	
Subtotal	58,925	63,465	4,540
Interest and dividend received	34,570	68,762	
Interest paid	(11,018)	(13,331)	
Payment for special retirement benefits	(444)	(1,378)	
Income taxes paid	(57,775)	(76,318)	
Net cash provided by operating activities	24,258	41,200	16,942
Cash flows from investing activities			
Decrease (increase) in time deposits, net	(1,186)	186	
Proceeds from maturities or sales of securities	9	1	
Payments for acquisition of property, plant and equipment	(53,231)	(78,056)	
Proceeds from sales of property, plant and equipment	9,162	4,335	
Payments for acquisition of intangible assets	(4,628)	(7,995)	
Payments for long-term prepaid expenses	(1,679)	(1,888)	
Payments for acquisition of investments in securities	(6,129)	(1,083)	
Proceeds from maturities or sales of investments in securities	11,270	14,758	
Payments for acquisition of business assets	-	(22,338)	
Net payments for acquisition of investments in newly consolidated subsidiaries	-	(14,013)	
Net proceeds from acquisition of investments in newly consolidated subsidiary	1,682	-	
Decrease in short-term loans, net	2,558	1,028	
Payments for lending of long-term loans	(658)	(279)	
Collection of long-term loans	5,194	7,423	
Other, net	42	345	
Net cash used in investing activities	(37,594)	(97,576)	(59,982)
Cash flows from financing activities			
Increase in short-term borrowings, net	48,353	58,679	
Increase (decrease) in commercial paper, net	14,000	(15,000)	
Proceeds from borrowing of long-term bank loans and others	66,836	29,702	
Repayments of long-term bank loans and others	(97,638)	(82,819)	
Proceeds from issuance of stock	-	67,738	
Proceeds from issuance of stock to minority shareholder	-	13,090	
Proceeds from third-party share allotment of consolidated subsidiary	-	4,000	
Cash dividends paid	(8,479)	(20,137)	
Cash dividends paid to minority shareholders	(10,876)	(17,369)	
Other, net	(234)	(483)	
Net cash provided by financing activities	11,962	37,401	25,439
Effect of exchange rate changes on cash and cash equivalents	1,623	(135)	(1,758)
Net increase (decrease) in cash and cash equivalents	249	(19,110)	(19,359)
Cash and cash equivalents at beginning of period	62,473	63,857	1,384
Increase due to subsidiaries newly included consolidation	1,135	502	(633)
Cash and cash equivalents at end of period	63,857	45,249	(18,608)

Notes to Consolidated Financial Statements

Nippon Mining Holdings, Inc. (the "Company") and its consolidated subsidiaries

1. Scope of consolidation

Consolidated subsidiaries : 114

(Newly included)	8	(Nikko Fuji Precision (Wuxi) Co., Ltd. Hibi Kyodo Smelting Co., Ltd. PPC Canada Enterprises Corp., Regalito Copper Corp., etc.)
(Excluded)	6	(Woojin Precision Industry Co., Ltd., etc.)

2. Application of equity method

Affiliated companies accounted for by equity method : 15

3. Fiscal year ends of consolidated subsidiaries

The accompanying consolidated financial statements include the accounts of consolidated subsidiaries that have fiscal year ends other than March 31. The fiscal year ends of such subsidiaries are principally December 31, and the accounts of these subsidiaries have been used for consolidation purposes, with adjustments being made for significant transactions taking place in the intervening period.

4. Accounting standards

(1) Valuation basis and valuation method for significant assets

①Investment securities

Other securities

Other securities with readily determinable market values are carried at market values as of each respective balance sheet date, and associated unrealized gains and losses, net of taxes, are reported as a separate component of net assets.

Other securities that do not have readily determinable market values are stated at cost.

②Inventories

With respect to domestic subsidiaries:

Inventories are stated at the lower of cost or market using average cost for petroleum group and the first-in, first-out method for metals group.

Inventories held by the Company's foreign subsidiaries are primarily stated at the lower of cost or market using the first-in, first-out method.

(2) Depreciation method for fixed assets

Property, plant and equipment :

Depreciation of property, plant and equipment is primarily calculated based on the straight-line method.

Intangible assets :

Amortization of intangible assets is primarily computed using the straight-line method.

(3) Allowances

①Allowance for doubtful accounts

The allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience over a certain period.

②Allowance for retirement benefits

The reserve for employee retirement benefits, which is provided for future pension and severance paid at retirement, is recorded as the amount that has accrued at the end of the fiscal year, which is computed based on the projected benefit obligation and the estimated pension plan assets at the end of fiscal year.

Unrecognized net obligation at the date of initial application of the accounting standard for retirement benefits has been amortized on a straight-line basis over a period of ten years.

Unrecognized actuarial gains or losses and unrecognized prior service cost are recognized as income or expenses for the fiscal year of occurrence, except for certain consolidated subsidiaries which have elected to amortize them over the average remaining service period of participating employees.

③Allowance for periodic repair works

Certain domestic subsidiaries have an allowance for periodic repair works in an amount equal to the estimated cost of periodically required repairs for oil tanks and machinery and equipment of oil refineries, which is accrued evenly over a period to the next scheduled repairs.

(4) Translations of foreign currency transactions and accounts

Foreign currency transactions are generally translated using the foreign exchange rates prevailing at the respective transaction dates. All assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates. Foreign exchange gains and losses are included currently in income.

Revenues and expenses of foreign consolidated subsidiaries are translated into Japanese Yen using the average exchange rates for the period. Assets and liabilities are translated into Japanese Yen using the foreign exchange rates prevailing at the balance sheet dates, and equity accounts are translated using historical rates. The resultant difference is presented as "Accumulated translation adjustment" and "Minority interest in consolidated subsidiaries" in net assets.

(5) Leases

Finance leases, other than those under which ownership of the leased assets is transferred to the lessee or those contracts that have bargain purchase provisions, are accounted for in the same manner as operating leases.

5. Valuation of assets and liabilities of consolidated subsidiaries

The assets and liabilities of a newly consolidated subsidiary are marked to fair value at the time.

6. Amortization of goodwill and negative goodwill

Goodwill and negative goodwill are generally amortized over 5 years.

7. Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, demand deposits in banks and investments with original maturities of three months or less.

8. Change in accounting policies pertaining to preparation of consolidated financial statements

An early adoption of new accounting standard for measurement of inventories

Early effective from the end of Fiscal 2006, the Company and its domestic consolidated subsidiaries adopted Accounting Standards Board of Japan ("ASBJ") Statement No.9 "Accounting Standard for Measurement of Inventories", issued by ASBJ on July 5, 2006, which shall be effective from the fiscal year beginning on or after April 1, 2008.

The write-downs of inventories due to decreased profitability shall be recognized as cost of goods sold, in the case that the net selling value falls below the acquisition cost at the end of period. As a result of this adoption, inventories as of March 31, 2007 decreased by 8,255 millions of yen and gross profit, operating income, income before special items, and income before income taxes also decreased by the same amount respectively.

Segment Information

1.Segment information summarized by product group

For the year ended March 31, 2006 (from April 1, 2005 to March 31, 2006) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	2,407,824	455,061	102,684	48,374	12,319	3,026,262	—	3,026,262
(2) Inter-group	4,247	29,089	3,638	7,162	13,467	57,603	(57,603)	—
Total	2,412,071	484,150	106,322	55,536	25,786	3,083,865	(57,603)	3,026,262
Operating costs and expenses	2,313,297	457,329	95,130	49,391	24,365	2,939,512	(57,698)	2,881,814
Operating Income	98,774	26,821	11,192	6,145	1,421	144,353	95	144,448
Income before special items	99,044	70,281	9,649	6,376	2,812	188,162	560	188,722
Identifiable assets, depreciation and amortization, Impairment losses and capital expenditures								
Assets	1,196,316	453,755	135,478	68,135	408,756	2,262,440	(402,857)	1,859,583
Depreciation and amortization	30,148	6,671	5,081	2,616	404	44,920	(49)	44,871
Impairment losses	1,740	544	3,210	—	69	5,563	—	5,563
Capital expenditures	34,758	11,517	5,994	4,809	446	57,524	145	57,669

For the year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	2,750,827	1,021,563	30,057	3,802,447	—	3,802,447
(2) Inter-group	4,877	2,525	35,640	43,042	(43,042)	—
Total	2,755,704	1,024,088	65,697	3,845,489	(43,042)	3,802,447
Operating costs and expenses	2,679,793	971,757	62,280	3,713,830	(43,641)	3,670,189
Operating income	75,911	52,331	3,417	131,659	599	132,258
Income before special items	81,918	134,050	7,590	223,558	678	224,236
Identifiable assets, depreciation and amortization, Impairment losses and capital expenditures						
Assets	1,236,312	780,669	474,402	2,491,383	(434,976)	2,056,407
Depreciation and amortization	29,054	21,996	514	51,564	31	51,595
Impairment losses	1,610	127	—	1,737	140	1,877
Capital expenditures	62,257	85,453	791	148,501	118	148,619

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Metals Total
Sales					
(1) Outside customers	844,795	124,218	52,550	—	1,021,563
(2) Inter-group	42,241	5,333	17,846	(62,895)	2,525
Total	887,036	129,551	70,396	(62,895)	1,024,088
Operating costs and expenses	841,897	130,294	64,320	(64,754)	971,757
Operating income (loss)	45,139	(743)	6,076	1,859	52,331
Income (loss) before special items	127,762	(2,198)	6,627	1,859	134,050

Note 1 : Main products for each group are the following;

For the year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)

Petroleum	gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, engineering, real-estate, ship transport, etc.
Resources and Non-ferrous Metals	resource development, copper, gold, silver, zinc, sulfuric acid, electric wires, cables, titanium, ship transport, etc.
Electronic Materials	copper foils, sputtering targets, compound semiconductor materials, etc.
Metal Fabrication	wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations	information service, common group administrative activities such as fund procurement, etc.

For the year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)

Petroleum	gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, ship transport, etc.
Metals	<Resources and Metals> resource development, copper, gold, silver, sulfuric acid, ship transport, etc. <Electronic Materials > copper foils, sputtering targets, compound semiconductor materials, etc. <Metal Manufacturing > wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations	information service, engineering, real-estate, electric wires, cables, titanium, common group administrative activities such as fund procurement, etc.

Note 2 : Changes in segment classification

In April of this year, three core metals-related businesses of the Group, namely Nippon Mining and Metals Co., Ltd., Nikko Materials Co., Ltd. and Nikko Metal Manufacturing Co., Ltd. were merged to form a newly integrated company, Nippon Mining & Metals Co., Ltd.
As a result, three segments, Resources and Non-ferrous Metals, Electronic Materials and Metal Fabrication, were integrated into Metals segment.
For disclosure of financial results of metals-related segments, Metals segment is classified into three segments, Resources and Metals, Electronic Materials and Metal Manufacturing as in the past.

At the same time, a classification of businesses among segments was changed as follows:

* Engineering and real-estate businesses were transferred from Petroleum segment to Other operations segment as a result of expansion of operations.
* Electric wires, cables and titanium businesses were transferred from Resources and Non-ferrous Metals segment to Other operations segment in order to launch new operations and concentrate on business resources of Non-ferrous Metals business into copper and recycling and environmental businesses.
* Convenience store business was transferred from Other operations segment to Petroleum segment in order to promote and enhance customer satisfaction programs in petroleum business.

Reclassification of financial results for the year ended March 31, 2006 (from April 1, 2005 to March 31, 2006) according to a new classification are the following:

For the year ended March 31, 2006 (from April 1, 2005 to March 31, 2006) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	2,389,254	606,119	30,889	3,026,262	—	3,026,262
(2) Inter-group	3,386	1,010	27,678	32,074	(32,074)	—
Total	2,392,640	607,129	58,567	3,058,336	(32,074)	3,026,262
Operating costs and expenses	2,296,019	564,152	54,993	2,915,164	(33,350)	2,881,814
Operating income	96,621	42,977	3,574	143,172	1,276	144,448
Income before special items	96,961	82,845	7,175	186,981	1,741	188,722
Identifiable assets, depreciation and amortization, Impairment losses and capital expenditures						
Assets	1,182,134	632,690	443,720	2,258,544	(398,961)	1,859,583
Depreciation and amortization	30,053	14,368	499	44,920	(49)	44,871
Impairment losses	1,740	3,754	69	5,563	—	5,563
Capital expenditures	34,458	22,320	746	57,524	145	57,669

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Metals Total
Sales					
(1) Outside customers	464,363	102,684	39,072	—	606,119
(2) Inter-group	31,023	3,638	13,684	(47,335)	1,010
Total	495,386	106,322	52,756	(47,335)	607,129
Operating costs and expenses	468,331	95,130	46,845	(46,154)	564,152
Operating income (loss)	27,055	11,192	5,911	(1,181)	42,977
Income (loss) before special items	68,221	9,649	6,156	(1,181)	82,845

Note 3 : Change in accounting policy

As noted in "Notes to Consolidated Financial Statements", the Company and its domestic consolidated subsidiaries adopted "Accounting standard for Measurement of Inventories" early from the end of Fiscal 2006. As a result of this adoption, inventories as of March 31, 2007 decreased by 975 millions of yen and income before spcial items as well as gross profit decreased by the same amount for petroleum group, and in the same manner decreased by 7,210 millions of yen for metals group, by 70 millions of yen for other operations group.

2. Segment information summarized by region

For this fiscal year and the previous fiscal year, operations in Japan have over 90 % share of total sales and assets of whole segment.

3. Overseas sales

For the year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)

	Asia	Others	Total
Overseas sales	511,582	50,327	561,909
Total sales	—	—	3,802,447
Overseas to total Sales (Percentage)	13.5	1.3	14.8

For the previous fiscal year, overseas sales has less than 10% share of consolidated sales.

TRANSLATION OF JAPANESE LANGUAGE PRESS RELEASE

June 15, 2007

Company name:	Nippon Mining Holdings, Inc.
Representative:	Mitsunori Takahagi, President and Representative Director
Stock code:	5016
Contact:	Nobuyuki Yamaki, Director General affairs, General Administration Group
Tel:	03-5573-5129

NOTICE OF PARTIAL AMENDMENT OF A PROPOSAL TO BE RESOLVED BY THE 5TH ANNUAL GENERAL MEETING OF SHAREHOLDERS

While Nippon Mining Holdings, Inc. (the "Company") made a proposal "Item 2: Election of ten (10) Directors" to be resolved by the 5th Annual General Meeting of Shareholders to be held on June 27, 2007, one of the candidates for Directors, Mr. Shigetake Ogata, notified the Company of his resignation from the candidate. Therefore, the Board of Directors of the Company has resolved to amend the proposal and to propose the election of nine (9) Directors from nine (9) candidates, excepting Mr. Ogata.

Mr. Ogata also resigned his position as a Statutory Auditor of the Company on June 14, 2007.

With regard to votes upon the proposal of Item 2 by mail or electronic means, only those upon the election of such nine (9) Directors shall be recognized as valid.

August 8, 2007

Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2008 ("Fiscal 2007")

NIPPON MINING HOLDINGS, INC. (URL: http://www.shinnikko-hd.co.jp/)

Code No. : 5016 Stock Listings : Tokyo, Osaka and Nagoya
President and CEO : Mitsunori Takahagi
Address of head office : 10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to : Investor Relations Department Telephone number : +81-3-5573-5123

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in Japan.

1. Operating results for the First Quarter of Fiscal 2007 (the period from April 1, 2007 to June 30, 2007)

(1) Operating results (Consolidated basis)

Note: Percentage figures represent changes from the corresponding previous periods.

	Sales		Operating income		Income before special items		Net income	
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%
For the three months ended June 30, 2007	960,004	12.4	22,630	(18.3)	40,842	(2.7)	24,622	9.9
For the three months ended June 30, 2006	854,158	34.1	27,695	(24.4)	41,972	(9.5)	22,401	(22.6)
For the year ended March 31, 2007 (Fiscal 2006)	3,802,447	-	132,258	-	224,236	-	106,430	-

	Basic EPS		Fully diluted EPS	
	yen	sen	yen	sen
For the three months ended June 30, 2007	26	56	26	55
For the three months ended June 30, 2006	26	45	26	44
For the year ended March 31, 2007 (Fiscal 2006)	117	98	117	91

(2) Financial position (Consolidated basis)

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share	
	millions of yen	millions of yen	%	yen	sen
As of June 30, 2007	2,167,616	714,837	29.5	690	86
As of June 30, 2006	1,950,949	529,157	24.3	559	89
As of March 31, 2007	2,056,407	701,064	30.3	671	56

(3) Cash flows (Consolidated basis)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	millions of yen	millions of yen	millions of yen	millions of yen
For the three months ended June 30, 2007	(3,893)	(24,937)	50,661	67,395
For the three months ended June 30, 2006	(43,301)	(26,491)	70,112	64,124
For the year ended March 31, 2007 (Fiscal 2006)	41,200	(97,576)	37,401	45,249

2. Forecasts for Fiscal 2007 (April 1, 2007 - March 31, 2008) (Consolidated basis)

	Sales		Operating income		Income before special items		Net income		Basic EPS	
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%	yen	sen
Interim	1,980,000	9.5	53,000	(29.8)	94,000	(18.7)	52,000	(28.3)	56	10
Full year	3,994,000	5.0	119,000	(10.0)	190,000	(15.3)	105,000	(1.3)	113	29

Note: Percentage figures represent changes from the corresponding previous periods respectively.

3. Other

(1) Important changes in scope of consolidation during period: No

(2) Adoption of simplified accounting methods: No

(3) Changes in accounting methods from the most recent consolidated fiscal year:

From the first quarter of Fiscal 2007, the Company and its domestic consolidated subsidiaries applied the depreciation method for the tangible fixed assets acquired on and after April 1, 2007, prescribed in the revised Corporate Tax Law in line with the 2007 Tax Reform. As a result, in comparison to the previous depreciation method, this change had slight impact on the financial results of the first quarter of Fiscal 2007.

Concurrently, the Company and its domestic consolidated subsidiaries also applied the depreciation method for the tangible fixed assets acquired before April 1, 2007, which allowed them to depreciate those assets to 1 yen of the residual value using the straight-line method evenly over a period of five years after they reach the depreciable limits.

Due to this additional depreciation, depreciation costs increased by 1,442 million yen, operating income decreased by 1,398 million yen and income before special items and income before income taxes and minority interests decreased by 1,399 million yen for the first quarter of Fiscal 2007, as compared with the case in which the previous method were applied.

***The aforementioned forecasts are based on information available as of August 8, 2007. The actual results are subject to change due to changes in the business environment.**

Consolidated Balance Sheets (Unaudited)

Account title	First quarter of Fiscal 2006 (As of June 30, 2006)		First quarter of Fiscal 2007 (As of June 30, 2007)		Fiscal 2006 (As of March 31, 2007)		Increase (decrease)
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen
Assets	1,950,949	100.0	2,167,616	100.0	2,056,407	100.0	111,209
Current assets	951,258	48.8	1,110,046	51.2	996,793	48.5	113,253
Cash and time deposits	64,928		68,654		46,475		22,179
Notes and accounts receivable, trade	330,086		379,162		371,539		7,623
Securities	1		-		-		-
Inventories	480,278		579,814		494,954		84,860
Other current assets	77,585		83,525		84,971		(1,446)
Less: Allowance for doubtful accounts	(1,620)		(1,109)		(1,146)		37
Fixed assets	999,691	51.2	1,057,570	48.8	1,059,614	51.5	(2,044)
Property, plant and equipment	611,925		652,605		649,901		2,704
Buildings and structures	131,652		133,729		133,528		201
Machinery and equipment, other	167,298		179,193		183,833		(4,640)
Land	285,440		281,081		281,591		(510)
Construction in progress	27,535		58,602		50,949		7,653
Intangible assets	74,380		89,409		92,754		(3,345)
Investments and other long-term assets	313,386		315,556		316,959		(1,403)
Investments in securities	255,202		263,486		263,062		424
Long-term loans	14,168		9,124		10,175		(1,051)
Deferred tax assets	11,240		11,366		11,237		129
Other	33,872		32,591		33,522		(931)
Less: Allowance for doubtful accounts	(1,096)		(1,011)		(1,037)		26
Total assets	1,950,949	100.0	2,167,616	100.0	2,056,407	100.0	111,209
Liabilities	1,421,792	72.9	1,452,779	67.0	1,355,343	65.9	97,436
Current liabilities	1,001,146	51.3	1,076,096	49.6	973,495	47.3	102,601
Notes and accounts payable, trade	277,826		320,920		253,935		66,985
Short-term borrowings	456,383		441,137		447,635		(6,498)
Commercial paper	51,000		101,000		26,000		75,000
Accounts payable, other	137,969		127,118		137,670		(10,552)
Accrued income taxes	9,765		6,879		29,713		(22,834)
Other current liabilities	68,203		79,042		78,542		500
Long-term liabilities	420,646	21.6	376,683	17.4	381,848	18.6	(5,165)
Long-term debt	273,386		213,572		215,802		(2,230)
Deferred tax liabilities	40,589		64,199		62,739		1,460
Allowance for retirement benefits	59,546		60,407		61,304		(897)
Allowance for periodic repair works	15,602		13,587		14,569		(982)
Other long-term liabilities	31,523		24,918		27,434		(2,516)
Net assets	529,157	27.1	714,837	33.0	701,064	34.1	13,773
Shareholders' equity	434,106	22.2	595,444	27.5	578,371	28.1	17,073
Common stock	40,000	2.0	73,920	3.4	73,920	3.6	-
Capital surplus	192,949	9.9	226,762	10.5	226,762	11.0	0
Retained earnings	201,614	10.3	295,386	13.6	278,259	13.5	17,127
Less: Treasury stock, at cost	(457)	(0.0)	(624)	(0.0)	(570)	(0.0)	(54)
Valuation and translation adjustment	40,133	2.1	44,885	2.0	44,105	2.2	780
Unrealized gain on marketable securities	36,058	1.9	38,898	1.8	35,987	1.8	2,911
Deferred hedge gain (loss)	489	0.0	105	0.0	1,528	0.1	(1,423)
Surplus from land revaluation	(3,317)	(0.2)	(3,355)	(0.2)	(3,355)	(0.2)	-
Accumulated translation adjustment	6,903	0.4	9,237	0.4	9,945	0.5	(708)
Stock acquisition rights	-	-	181	0.0	181	0.0	-
Minority interests in consolidated subsidiaries	54,918	2.8	74,327	3.5	78,407	3.8	(4,080)
Total liabilities and net assets	1,950,949	100.0	2,167,616	100.0	2,056,407	100.0	111,209

Consolidated Statements of Income (Unaudited)

Account title	For the three months ended June 30, 2006 millions of yen	%	For the three months ended June 30, 2007 millions of yen	%	Increase (decrease) millions of yen	Fiscal 2006 (from April 1, 2006 to March 31, 2007) millions of yen	%
Net sales	854,158	100.0	960,004	100.0	105,846	3,802,447	100.0
Cost of sales	784,480	91.9	891,219	92.8	106,739	3,485,283	91.7
Gross profit	69,678	8.1	68,785	7.2	(893)	317,164	8.3
Selling, general and administrative expenses	41,983	5.4	46,155	4.8	4,172	184,906	4.8
Operating income	27,695	3.2	22,630	2.4	(5,065)	132,258	3.5
Other income	19,073	2.2	23,069	2.4	3,996	112,484	3.0
Interest income	624		670		46	2,805	
Dividend income	721		1,035		314	1,751	
Exchange gain	1,264		681		(583)	5,133	
Amortization of negative goodwill	458		458		-	1,837	
Equity in income of non-consolidated subsidiaries and affiliates	14,428		17,989		3,561	94,895	
Other	1,578		2,236		658	6,063	
Other expenses	4,796	0.5	4,857	0.5	61	20,506	0.5
Interest expenses	3,142		3,216		74	13,102	
Other	1,654		1,641		(13)	7,404	
Income before special items	41,972	4.9	40,842	4.3	(1,130)	224,236	5.9
Special profit	712	0.1	2,958	0.3	2,246	17,453	0.5
Gain on sales of property, plant and equipment	275		1,204		929	2,108	
Gain on sales of investments in securities, net	90		36		(54)	13,629	
Compensation income for expropriation	-		1,266		1,266	-	
Other	347		452		105	1,716	
Special loss	1,202	0.1	394	0.1	(808)	21,607	0.6
Loss on sales of property, plant and equipment	122		45		(77)	260	
Loss on disposal of property, plant and equipment	353		309		(44)	5,077	
Impairment losses	-		-		-	1,877	
Loss on write-down of investments in securities	391		-		(391)	1,256	
Reorganization and restructuring costs	149		-		(149)	5,204	
Provision for allowance for environmental remediation	-		-		-	2,710	
Provision for allowance for cost of disposal of unutilized property, plant and equipment	-		-		-	4,465	
Other	187		40		(147)	758	
Income before income taxes and minority interests	41,482	4.9	43,406	4.5	1,924	220,082	5.8
Income taxes	8,044	0.9	9,624	1.0	1,580	66,661	1.8
Deferred income tax	5,704	0.7	4,010	0.4	(1,694)	18,739	0.5
Minority interests in earnings of consolidated subsidiaries	5,333	0.7	5,150	0.5	(183)	28,252	0.7
Net income	22,401	2.6	24,622	2.6	2,221	106,430	2.8

Consolidated Statements of Changes in Net Assets (Unaudited)

For the three months ended June 30, 2006

(millions of yen)

	Shareholders' equity					Valuation and translation adjustment				Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment			
Balance at March 31, 2006	40,000	192,948	192,148	(430)	424,666	39,471	-	(3,340)	6,682	-	46,027	513,506
Cash dividends paid			(12,715)		(12,715)							(12,715)
Bonuses to directors			(449)		(449)							(449)
Net income			22,401		22,401							22,401
Acquisition of treasury stock				(27)	(27)							(27)
Disposition of treasury stock		1		0	1							1
Reclassification with surplus from land revaluation			(23)		(23)							(23)
Increase arising from changes of consolidation, net			252		252							252
Net changes of net assets other than shareholders' equity						(3,413)	489	23	221	-	8,891	6,211
Total changes	-	1	9,466	(27)	9,440	(3,413)	489	23	221	-	8,891	15,651
Balance at June 30, 2006	40,000	192,949	201,614	(457)	434,106	36,058	489	(3,317)	6,903	-	54,918	529,157

For the three months ended June 30, 2007

(millions of yen)

	Shareholders' equity					Valuation and translation adjustment				Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment			
Balance at March 31, 2007	73,920	226,762	278,259	(570)	578,371	35,987	1,528	(3,355)	9,945	181	78,407	701,064
Cash dividends paid			(7,421)		(7,421)							(7,421)
Net income			24,622		24,622							24,622
Acquisition of treasury stock				(54)	(54)							(54)
Disposition of treasury stock		0		0	0							0
Decrease arising from changes of consolidation, net			(74)		(74)							(74)
Net changes of net assets other than shareholders' equity						2,911	(1,423)	-	(708)	-	(4,080)	(3,300)
Total changes	-	0	17,127	(54)	17,073	2,911	(1,423)	-	(708)	-	(4,080)	13,773
Balance at June 30, 2007	73,920	226,762	295,386	(624)	595,444	38,898	105	(3,355)	9,237	181	74,327	714,837

For the year ended March 31, 2007

(millions of yen)

	Shareholders' equity					Valuation and translation adjustment				Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment			
Balance at March 31, 2006	40,000	192,948	192,148	(430)	424,666	39,471	-	(3,340)	6,682	-	46,027	513,506
Issuance of stock	33,920	33,818			67,738							67,738
Cash dividends paid			(20,137)		(20,137)							(20,137)
Bonuses to directors			(449)		(449)							(449)
Net income			106,430		106,430							106,430
Acquisition of treasury stock				(152)	(152)							(152)
Disposition of treasury stock		4		4	8							8
Grant of treasury stock with exercise of stock acquisition rights		(8)		8	0							0
Reclassification with surplus from land revaluation			15		15							15
Increase arising from changes of consolidation, net			252		252							252
Net changes of net assets other than shareholders' equity						(3,484)	1,528	(15)	3,263	181	32,380	33,853
Total changes	33,920	33,814	86,111	(140)	153,705	(3,484)	1,528	(15)	3,263	181	32,380	187,558
Balance at March 31, 2007	73,920	226,762	278,259	(570)	578,371	35,987	1,528	(3,355)	9,945	181	78,407	701,064

Consolidated Statements of Cash Flows (Unaudited)

Account title	For the three months ended June 30, 2006	For the three months ended June 30, 2007	Fiscal 2006 (from April 1,2006 to March 31, 2007)
	millions of yen	millions of yen	millions of yen
Cash flows from operating activities			
Income before income taxes and minority interests	41,482	43,406	220,082
Depreciation and amortization	11,257	14,043	48,808
Impairment losses	-	-	1,877
Amortization of goodwill	674	624	2,787
Amortization of negative goodwill	(458)	(458)	(1,837)
Interest and dividend income	(1,345)	(1,705)	(4,556)
Interest expenses	3,142	3,216	13,102
Equity in income of non-consolidated subsidiaries and affiliates	(14,428)	(17,989)	(94,895)
Gain on sales of investments in securities, net	(90)	(36)	(13,629)
Loss on write-down of investments in securities	391	-	1,256
Loss (gain) on sales and disposal of property, plant and equipment, net	200	(850)	3,229
Reorganization and restructuring costs	149	-	5,204
Decrease (increase) in trade receivables	4,396	(9,723)	(36,331)
Increase in inventories	(29,186)	(82,208)	(42,631)
Increase (decrease) in trade payables	487	68,384	(23,951)
Increase (decrease) in accrued consumption tax	(281)	(2,067)	12,979
Other, net	(23,049)	(6,545)	(28,029)
Subtotal	(6,659)	8,092	63,465
Receipts of interest and dividends	3,391	23,290	68,762
Payments for interest	(2,807)	(3,099)	(13,331)
Payments for special retirement benefit	-	-	(1,378)
Payments for income taxes	(37,226)	(32,176)	(76,318)
Net cash provided by (used in) operating activities	(43,301)	(3,893)	41,200
Cash flows from investing activities			
Decrease in time deposits, net	29	-	186
Proceeds from sales or maturities of securities	-	-	1
Payments for acquisition of investments in securities	(13,736)	(1,114)	(1,083)
Proceeds from sales or maturities of investments in securities	135	52	14,758
Net payments for acquisition of business assets	-	-	(22,338)
Net payments for acquisition of investments in newly consolidated subsidiaries	-	-	(14,013)
Payments for acquisition of property, plant and equipment	(12,812)	(24,030)	(78,056)
Proceeds from sales of property, plant and equipment	948	1,928	4,335
Payments for acquisition of intangible assets	(2,074)	(999)	(7,995)
Payments for long-term prepaid expenses	(577)	(714)	(1,888)
Decrease (increase) in short-term loans, net	(160)	(673)	1,028
Payments for lending of long-term loans	(7)	(93)	(279)
Collection of long-term loans	866	606	7,423
Other, net	897	100	345
Net cash used in investing activities	(26,491)	(24,937)	(97,576)
Cash flows from financing activities			
Increase (decrease) in short-term borrowings, net	77,933	(10,768)	58,679
Increase (decrease) in commercial paper, net	10,000	75,000	(15,000)
Proceeds from borrowings of long-term bank loans and other	5,100	12,000	29,702
Repayments of long-term bank loans and other	(10,439)	(10,665)	(82,819)
Proceeds from issuance of stock	-	-	67,738
Proceeds from issuance of stock to minority shareholders	-	-	13,090
Proceeds from third-party share allotment of consolidated subsidiary	2,000	-	4,000
Cash dividends paid	(12,715)	(7,421)	(20,137)
Cash dividends paid to minority shareholders	(1,402)	(7,258)	(17,369)
Other, net	(365)	(227)	(483)
Net cash provided by financing activities	70,112	50,661	37,401
Effect of exchange rate changes on cash and cash equivalents	(484)	232	(135)
Net increase (decrease) in cash and cash equivalents	(164)	22,063	(19,110)
Cash and cash equivalents at beginning of period	63,857	45,249	63,857
Increase due to subsidiaries newly included consolidation	431	83	502
Cash and cash equivalents at end of period	64,124	67,395	45,249

Segment Information (Unaudited)

Segment Information summarized by product group

For the three months ended June 30, 2006 (from April 1, 2006 to June 30, 2006) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	600,318	249,589	4,251	854,158	-	854,158
(2) Inter-group	921	333	4,810	6,064	(6,064)	-
Total	601,239	249,922	9,061	860,222	(6,064)	854,158
Operating costs and expenses	591,844	231,995	9,031	832,870	(6,407)	826,463
Operating income	9,395	17,927	30	27,352	343	27,695
Income before special items	10,285	30,068	1,134	41,487	485	41,972

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Total
Sales					
(1) Outside customers	206,942	30,341	12,306	-	249,589
(2) Inter-group	11,512	1,390	4,587	(17,156)	333
Total	218,454	31,731	16,893	(17,156)	249,922
Operating costs and expenses	206,673	28,245	14,446	(17,369)	231,995
Operating income	11,781	3,486	2,447	213	17,927
Income before special items	24,219	3,053	2,583	213	30,068

For the three months ended June 30, 2007 (from April 1, 2007 to June 30, 2007) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	675,741	278,246	6,017	960,004	-	960,004
(2) Inter-group	977	279	6,114	7,370	(7,370)	-
Total	676,718	278,525	12,131	967,374	(7,370)	960,004
Operating costs and expenses	668,766	264,306	12,068	945,140	(7,766)	937,374
Operating income	7,952	14,219	63	22,234	396	22,630
Income before special items	9,267	29,470	1,456	40,193	649	40,842

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Total
Sales					
(1) Outside customers	234,001	31,848	12,397	-	278,246
(2) Inter-group	13,157	1,320	4,906	(19,104)	279
Total	247,158	33,168	17,303	(19,104)	278,525
Operating costs and expenses	237,969	29,816	15,476	(18,955)	264,306
Operating income (loss)	9,189	3,352	1,827	(149)	14,219
Income (loss) before special items	24,383	3,237	1,999	(149)	29,470

Segment Information (Unaudited)

For the year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	2,750,827	1,021,563	30,057	3,802,447	-	3,802,447
(2) Inter-group	4,877	2,525	35,640	43,042	(43,042)	-
Total	2,755,704	1,024,088	65,697	3,845,489	(43,042)	3,802,447
Operating costs and expenses	2,679,793	971,757	62,280	3,713,830	(43,641)	3,670,189
Operating income	75,911	52,331	3,417	131,659	599	132,258
Income before special items	81,918	134,050	7,590	223,558	678	224,236

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Total
Sales					
(1) Outside customers	844,795	124,218	52,550	-	1,021,563
(2) Inter-group	42,241	5,333	17,846	(62,895)	2,525
Total	887,036	129,551	70,396	(62,895)	1,024,088
Operating costs and expenses	841,897	130,294	64,320	(64,754)	971,757
Operating income (loss)	45,139	(743)	6,076	1,859	52,331
Income (loss) before special items	127,762	(2,198)	6,627	1,859	134,050

Note: Main products for each segment are the following:

Petroleum	resource development, gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, ship transport, etc.
Metals	<Resources and Metals> resource development, copper, gold, silver, sulfuric acid, ship transport, etc. <Electronic Materials > copper foils, sputtering targets, compound semiconductor materials, etc. <Metal Manufacturing > wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations	information service, engineering, electric wires, cables, titanium, land transport, common group administrative activities such as fund procurement, etc.

August 8, 2007

Company name:	Nippon Mining Holdings, Inc.
Representative:	Mitsunori Takahagi, President and CEO
Stock code:	5016
Contact:	Nobuyuki Yamaki, Director General Administration Group
Tel:	+81-3-5573-5123

Revision of Consolidated Earnings Forecast

Based on recent operating performance, Nippon Mining Holdings, Inc. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter the "Company") has revised its consolidated interim and full-year earnings for the fiscal year ending March 31, 2008. Details of the revision are as follows:

1. Revision of consolidated earnings forecast for the first half of the fiscal year ending March 31, 2008 (April 1, 2007 – September 30, 2007)

(millions of yen)

	Sales	Operating income	Income before special items	Net income
Previous forecast (A) (announced on May 9, 2007)	1,796,000	36,000	64,000	37,000
Revised forecast (B)	1,980,000	53,000	94,000	52,000
Change (B-A)	184,000	17,000	30,000	15,000
Percentage change	10.2%	47.2%	46.9%	40.5%
Actual results for previous period (Apr. 1 – Sep. 30, 2006)	1,807,543	75,520	115,592	72,516

<Reason for the revision>

Consolidated net sales for the first six months are expected to increase due mainly to higher prices of petroleum products reflecting supply-demand conditions in the crude oil market as well as rising metal prices. Income before special items is projected to rise ¥30 billion to ¥94 billion, owing primarily to higher inventory valuation gain as a result of rising crude oil prices and profit growth in conjunction with rising copper prices. Net income is expected to increase ¥15 billion to ¥52 billion, mainly reflecting the increase in income before special items.

<Segment breakdown of income before special items (Consolidated forecast for the first six months of the year ending March 31, 2008)>

(100 millions of yen)

		Previous forecast (A)	Revised forecast (B)	Change (B-A)	Reason for change in income before special items	Previous period (actual) (Apr. 1 – Sep. 30, 2006)
Petroleum	Sales	13,100	14,200	1,100	Increase in inventory valuation and other factors	12,975
	Income before special items	150	310	160		417
Metals	Sales	4,770	5,450	680		5,036
	Income before special items	460	600	140		705
(Resources and metals)	Sales	3,960	4,820	860	Higher copper price, depreciation of yen, and other factors	4,382
	Income before special items	400	530	130		601
(Electronic materials)	Sales	740	650	(90)	Sales decrease, increase in inventory valuation, cost improvement, and other factors	646
	Income before special items	30	45	15		51
(Metal manufacturing)	Sales	350	370	20		351
	Income before special items	25	25	-		49
(Metals adjustments)	Sales	(280)	(390)	(110)		(343)
	Income before special items	5	-	(5)		3
Other operations	Sales	320	350	30		250
	Income before special items	30	30	-		34
Eliminations	Sales	(230)	(200)	30		(185)
Total	Sales	17,960	19,800	1,840		18,075
	Income before special items	640	940	300		1,156

2. **Revision of consolidated earnings forecast for the fiscal year ending March 31, 2008**
(April 1, 2007 – March 31, 2008)

(millions of yen)

	Sales	Operating income	Income before special items	Net income
Previous forecast (A) (announced on May 9, 2007)	3,810,000	102,000	160,000	90,000
Revised forecast (B)	3,994,000	119,000	190,000	105,000
Change (B-A)	184,000	17,000	30,000	15,000
Percentage change	4.8%	16.7%	18.8%	16.7%
Actual results for previous period (Apr. 1, 2006– Mar. 31, 2007)	3,802,447	132,258	224,236	106,430

<Reason for the revision>

As shown above 1, revision of consolidated earnings forecast for the first half of the year ending March 31, 2008 leads to annual forecast for the year ending March 31, 2008. Consolidated earnings forecast for the second half of the year ending March 31, 2008 is under calculation and is not revised from previous earnings forecast, which was announced on May 9, 2007.

<Segment breakdown of income before special items (Consolidated forecast for the year ending March 31, 2008)>

(100 millions of yen)

		Previous forecast (A)	Revised forecast (B)	Change (B-A)	Reason for change in income before special items	Previous period (actual) (Apr. 1, 2006 – Mar. 31, 2007)
Petroleum	Sales	28,100	29,200	1,100	Increase in inventory valuation and other factors for the first half of FY2007	27,557
	Income before special items	560	720	160		819
Metals	Sales	9,800	10,480	680		10,241
	Income before special items	980	1,120	140		1,341
(Resources and metals)	Sales	8,030	8,890	860	Higher copper price, depreciation of yen, and other factors for the first half of FY2007	8,870
	Income before special items	825	955	130		1,278
(Electronic materials)	Sales	1,560	1,470	(90)	Sales decrease, increase in inventory valuation, cost improvement, and other factors for the first half of FY2007	1,296
	Income before special items	80	95	15		(22)
(Metal manufacturing)	Sales	750	770	20		704
	Income before special items	70	70	-		66
(Metals adjustments)	Sales	(540)	(650)	(110)		(629)
	Income before special items	5	-	(5)		19
Other operations	Sales	680	710	30		657
	Income before special items	60	60	-		83
Eliminations	Net sales	(480)	(450)	30		(430)
Total	Sales	38,100	39,940	1,840		38,024
	Income before special items	1,600	1,900	300		2,242

[Reference] Assumptions (for consolidated earnings forecast for the first half of the year ending March 31, 2008)

		Previous forecast (A)	Revised Forecast (B)	Change (B-A)	Previous period (actual) (Apr. 1 – Sep. 30, 2006)
All segments	Exchange rate (¥/$)	115	120	5	115
Petroleum	Crude oil (FOB) ($/BBL)*	58.0	65.6	7.6	65.4
	Market price of paraxylene ($/t)	1,065	1,180	115	1,133
Metals	Market price of copper (cent/lb)	280	323	43	338
Resources and metals	Electrolytic copper sales (1,000 tons/period)	328	327	(1)	308
Electronic materials	Electro-deposited copper foil sales (ton/month)	2,124	2,044	(80)	2,038
	Treated rolled copper foil sales (1,000 meters/month)	4,200	3,688	(512)	3,613
Metal manufacturing	Product sales (1,000 tons/period)	20.0	19.7	(0.3)	22.5
	High quality products ratio (%)	44	43	(1)	42

*Dubai spot price

(Note) The forecasts described above are based on information available as of the release date of this document. Actual results are subject to change due to various factors.

September 19, 2007

Press Release

Idemitsu Kosan Co., Ltd.
Japan Energy Corporation

Strengthening Collaboration in the Chukyo Region

1. Idemitsu Kosan Co., Ltd (headquarters: Marunouchi 3-chome, Chiyoda-ku, Tokyo; President: Akihiko Tembo; hereinafter Idemitsu) and Japan Energy Corporation (headquarters: Toranomon 2-chome, Minato-ku, Tokyo; President: Isao Matsushita; hereinafter J-Energy) have agreed to launch detailed discussions concerning collaboration between their refineries in the Chukyo region for the purpose of strengthening each companies' competitiveness.

2. Due to proximity of the refineries in the region (Idemitsu: Aichi Refinery; J-Energy: Chita Oil Refinery), the two refineries have already begun utilizing both of crude oil discharge facilities through Isewan Sea Berth K.K. (headquarters: Chita-shi, Aichi prefecture; President: Shigetoshi Furukawa), a joint-investment company by Idemitsu and J-Energy.

3. We have decided to seek for further collaborative opportunities between the two refineries, in order to survive the Japanese market where the profitability is deteriorating, as a structural change in the petroleum demand continues. Therefore, we have launched discussions over various matters such as expansion of barter trades in petroleum products and components, efficient utilization of storage tanks, and mutual cooperation during periodical maintenance of facilities.

4. We have established a special committee to address detailed discussions toward broad scale of collaboration. Furthermore, the two companies will explore the possibility of more opportunities to improve their competitiveness in the Japanese oil industry, if necessary, collaborative locations might not be limited to the Chukyo region.

(Reference) Outline of both companies' refineries in the Chukyo region

For inquiries regarding this press release, please contact

Idemitsu Kosan Co., Ltd.: PR Dept. Tel: +81-3-3213-3115
Japan Energy Corporation: General Administration & Human Resources Dept.
(Public Relations) Tel: +81-3-5573-6100

Reference

Outline of both companies' refineries in the Chukyo region

1. Aichi Refinery, Idemitsu Kosan Co., Ltd.
    (1) Location: 11 Minamihama-machi, Chita-shi, Aichi prefecture
    (2) Plant Manager: Kazutoshi Niimura
    (3) Site area: about 2,070,000 m^2 (630,000 tsubo)
    (4) Start of operation: October 1975
    (5) Crude oil processing capacity: 160,000 bpd
    (6) Main products: petroleum products, petrochemical products (acrylic acid)
    (7) Storage capacity: [crude oil: about 1,900,000 kL] [products: about 1,100,000 kL]
    (8) Employees: 340 (as of March-end 2007)

2. Chita Oil Refinery, Japan Energy Corporation
    (1) Location: 25 Kitahama-machi, Chita-shi, Aichi prefecture
    (2) Plant Manager: Junji Matsuoka
    (3) Site area: about 1,300,000 m^2 (390,000 tsubo)
    (4) Start of operation: October 1973
    (5) Crude oil processing capacity: none (decommissioned crude oil distillation in June 2001)
    (6) Main products: petrochemical products (paraxylene, cyclohexane), petroleum products
    (7) Storage capacity: [crude oil: about 800,000 kL] [products: about 1,000,000 kL]
    (8) Employees: 110 (as of March-end 2007)

November 7, 2007

Consolidated Interim Financial Results for the year ending March 31, 2008 ("Fiscal 2007")

NIPPON MINING HOLDINGS, INC. (URL: http://www.shinnikko-hd.co.jp/)

Code No.	: 5016	Stock listings	: Tokyo, Osaka and Nagoya
President and CEO	: Mitsunori Takahagi		
Address of head office	: 10-1, Toranomon 2-chome, Minato-ku, Tokyo		
Contact to	: Investor Relations Department	Telephone number	: +81-3-5573-5123

Scheduled date of filing Semi-annual Security Report : Dec. 5, 2007
Scheduled date of commencement of dividend payments : Dec. 6, 2007

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in Japan.

1. Operating results for the six months ended September 30, 2007 (the period from April 1, 2007 to September 30, 2007)

(1) Operating results (Consolidated basis)

Note: Percentage figures represent changes from the corresponding previous periods.

	Sales		Operating income		Income before special items		Net income	
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%
For the six months ended September 30, 2007	2,010,629	11.2	50,345	(33.3)	95,707	(17.2)	51,011	(29.7)
For the six months ended September 30, 2006	1,807,543	32.4	75,520	19.1	115,592	39.1	72,516	38.2
For the year ended March 31, 2007 (Fiscal 2006)	3,802,447	-	132,258	-	224,236	-	106,430	-

	Basic EPS	Fully diluted EPS
	yen sen	yen sen
For the six months ended September 30, 2007	55 04	55 00
For the six months ended September 30, 2006	82 64	82 60
For the year ended March 31, 2007 (Fiscal 2006)	117 98	117 91

Note: Equity in income of non-consolidated subsidiaries and affiliates

For the six months ended September 30, 2007: 44,433 millions of yen

For the six months ended September 30, 2006: 41,317 millions of yen

For the year ended March 31, 2007: 94,895 millions of yen

(2) Financial position (Consolidated basis)

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	millions of yen	millions of yen	%	yen sen
As of September 30, 2007	2,182,828	753,102	30.6	721 64
As of September 30, 2006	2,043,586	657,394	28.9	637 37
As of March 31, 2007	2,056,407	701,064	30.3	671 56

Note: Shareholders' equity includes the total of the shareholders' equity and the valuation and translation adjustment in net assets of consolidated balance sheets.

As of September 30, 2007: 668,822 millions of yen As of September 30, 2006: 590,834 millions of yen

As of March 31, 2007: 622,476 millions of yen

(3) Cash flows (Consolidated basis)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	millions of yen	millions of yen	millions of yen	millions of yen
For the six months ended September 30, 2007	48,297	(45,109)	11,395	60,431
For the six months ended September 30, 2006	(42,818)	(53,280)	92,727	60,619
For the year ended March 31, 2007 (Fiscal 2006)	41,200	(97,576)	37,401	45,249

2. Cash Dividends (Consolidated basis)

	Cash dividends per share		
	Interim	Year-end	Full-year
For the year ended March 31, 2007	yen sen 8 00	yen sen 8 00	yen sen 16 00
For the year ending March 31, 2008	8 00		
For the year ending March 31, 2008 (Forecast)		8 00	16 00

3. Forecasts for Fiscal 2007 (April 1, 2007 - March 31, 2008) (Consolidated basis)

Note: Percentage figures represent changes from the corresponding previous periods.

	Sales		Operating income		Income before special items		Net income		Basic EPS
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%	yen sen
Full year	4,200,000	10.5	110,000	(16.8)	190,000	(15.3)	98,000	(7.9)	105 74

4. Other

(1) Important changes in scope of consolidation during period: No

(2) Changes in accounting principles and procedures used in the preparation of consolidated financial statements or changes in the method of presentation of consolidated financial statements;

(a) Effective for the first half of Fiscal 2007, the Company and its domestic consolidated subsidiaries applied the depreciation method for the tangible fixed assets acquired on and after April 1, 2007, prescribed in the revised Corporate Tax Law in line with the 2007 Tax Reform. As a result, in comparison to the previous depreciation method, depreciation costs increased by 127 million yen, operating income and income before special items and income before income taxes and minority interests decreased by 113 million yen respectively for the first half of Fiscal 2007.

Concurrently, the Company and its domestic consolidated subsidiaries also applied the depreciation method for the tangible fixed assets acquired before April 1, 2007, which allowed them to depreciate those assets to 1 yen of the residual value using the straight-line method evenly over a period of five years after they reach the depreciable limits. Due to this additional depreciation, depreciation costs increased by 2,883 million yen, operating income decreased by 2,671 million yen and income before special items and income before income taxes and minority interests decreased by 2,675 million yen respectively for the first half of Fiscal 2007, as compared with the case in which the previous method were applied.

(b) In accordance with the revision of "Practical Guidelines of Accounting for Deferred Income Taxes in the Consolidated Financial Statements" (Accounting Committee Report No.6, issued by Japanese Institute of Certified Public Accountants) on March 29, 2007, the Company charged off the deferred tax assets related to the elimination of unrealized gains on intercompany transactions from transfers of subsidiaries' and affiliates' stocks. Deferred income tax increased by 3,966 million yen and net income decreased by the same amount for the first half of Fiscal 2007.

(3) Shares issued (common stock) at end of period

(a) Number of shares issued (including treasury stock)

As of September 30, 2007 928,462,002 As of September 30, 2006 928,462,002 As of March 31, 2007 928,462,002

(b) Number of shares of treasury stock

As of September 30, 2007 1,649,261 As of September 30, 2006 1,468,327 As of March 31, 2007 1,552,704

***The aforementioned forecasts are based on the information available as of November 7, 2007. The actual results are subject to change due to changes in the business environment.**

Consolidated Balance Sheets

Account title	Fiscal 2006 (interim) (As of September 30, 2006)		Fiscal 2007 (interim) (As of September 30, 2007)		Fiscal 2006 (As of March 31, 2007)		Increase (decrease)
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen
Assets	**2,043,586**	**100.0**	**2,182,828**	**100.0**	**2,056,407**	**100.0**	**126,421**
Current assets	1,046,920	51.2	1,105,072	50.6	996,793	48.5	108,279
Cash and time deposits	61,489		61,771		46,475		15,296
Notes and accounts receivable, trade	371,361		379,428		371,539		7,889
Securities	0		-		-		-
Inventories	546,129		578,640		494,954		83,686
Other current assets	69,631		86,206		84,971		1,235
Less: Allowance for doubtful accounts	(1,690)		(973)		(1,146)		173
Fixed assets	996,666	48.8	1,077,756	49.4	1,059,614	51.5	18,142
Property, plant and equipment	617,121		656,542		649,901		6,641
Buildings and structures	131,725		134,497		133,528		969
Machinery and equipment, other	175,468		183,496		183,833		(337)
Land	284,125		280,156		281,591		(1,435)
Construction in progress	25,803		58,393		50,949		7,444
Intangible assets	96,082		91,933		92,754		(821)
Investments and other long-term assets	283,463		329,281		316,959		12,322
Investments in securities	226,938		284,258		263,062		21,196
Long-term loans	11,616		6,144		10,175		(4,031)
Deferred tax assets	11,731		7,839		11,237		(3,398)
Other	34,260		32,095		33,522		(1,427)
Less: Allowance for doubtful accounts	(1,082)		(1,055)		(1,037)		(18)
Total assets	**2,043,586**	**100.0**	**2,182,828**	**100.0**	**2,056,407**	**100.0**	**126,421**
Liabilities	**1,386,192**	**67.8**	**1,429,726**	**65.5**	**1,355,343**	**65.9**	**74,383**
Current liabilities	981,657	48.0	1,049,813	48.1	973,495	47.3	76,318
Notes and accounts payable, trade	278,710		319,543		253,935		65,608
Short-term borrowings	412,219		449,481		447,635		1,846
Commercial paper	67,000		50,000		26,000		24,000
Accounts payable, other	126,828		134,669		137,670		(3,001)
Accrued income taxes	28,318		21,424		29,713		(8,289)
Other current liabilities	68,582		74,696		78,542		(3,846)
Long-term liabilities	404,535	19.8	379,913	17.4	381,848	18.6	(1,935)
Long-term debt	253,372		218,104		215,802		2,302
Deferred tax liabilities	42,433		69,086		62,739		6,347
Allowance for retirement benefits	59,927		54,966		61,304		(6,338)
Allowance for periodic repair works	13,842		13,368		14,569		(1,201)
Other long-term liabilities	34,961		24,389		27,434		(3,045)
Net assets	**657,394**	**32.2**	**753,102**	**34.5**	**701,064**	**34.1**	**52,038**
Shareholders' equity	551,957	27.0	621,783	28.5	578,371	28.1	43,412
Common stock	73,920	3.6	73,920	3.4	73,920	3.6	-
Capital surplus	226,763	11.1	226,764	10.4	226,762	11.0	2
Retained earnings	251,767	12.3	321,790	14.7	278,259	13.5	43,531
Less: Treasury stock, at cost	(493)	(0.0)	(691)	(0.0)	(570)	(0.0)	(121)
Valuation and translation adjustment	38,877	1.9	47,039	2.1	44,105	2.2	2,934
Unrealized gain on marketable securities	34,560	1.7	34,314	1.6	35,987	1.8	(1,673)
Deferred hedge gain (loss)	1,468	0.1	592	0.0	1,528	0.1	(936)
Surplus from land revaluation	(3,355)	(0.2)	(3,370)	(0.2)	(3,355)	(0.2)	(15)
Accumulated translation adjustment	6,204	0.3	15,503	0.7	9,945	0.5	5,558
Stock acquisition rights	95	0.0	276	0.0	181	0.0	95
Minority interests in consolidated subsidiaries	66,465	3.3	84,004	3.9	78,407	3.8	5,597
Total liabilities and net assets	**2,043,586**	**100.0**	**2,182,828**	**100.0**	**2,056,407**	**100.0**	**126,421**

Consolidated Statements of Income

Account title	Fiscal 2006 (interim) (from April 1, 2006 to September 30, 2006)		Fiscal 2007 (interim) (from April 1, 2007 to September 30, 2007)		Increase (decrease)	Fiscal 2006 (from April 1, 2006 to March 31, 2007)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Net sales	1,807,543	100.0	2,010,629	100.0	203,086	3,802,447	100.0
Cost of sales	1,645,983	91.1	1,864,938	92.8	218,955	3,485,283	91.7
Gross profit	161,560	8.9	145,691	7.2	(15,869)	317,164	8.3
Selling, general and administrative expenses	86,040	4.7	95,346	4.7	9,306	184,906	4.8
Operating income	75,520	4.2	50,345	2.5	(25,175)	132,258	3.5
Other income	50,287	2.8	54,965	2.7	4,678	112,484	3.0
Interest income	1,353		1,450		97	2,805	
Dividend income	1,018		1,271		253	1,751	
Exchange gain	2,670		3,492		822	5,133	
Amortization of negative goodwill	918		919		1	1,837	
Equity in income of non-consolidated subsidiaries and affiliates	41,317		44,433		3,116	94,895	
Other	3,011		3,400		389	6,063	
Other expenses	10,215	0.6	9,603	0.4	(612)	20,506	0.6
Interest expenses	6,612		6,395		(217)	13,102	
Other	3,603		3,208		(395)	7,404	
Income before special items	115,592	6.4	95,707	4.8	(19,885)	224,236	5.9
Special profit	15,069	0.9	6,423	0.3	(8,646)	17,453	0.5
Gain on sales of property, plant and equipment	629		1,294		665	2,108	
Gain on sales of investments in securities, net	13,618		87		(13,531)	13,629	
Reversal of reserve for loss on business liquidation	-		2,232		2,232	-	
Compensation income for expropriation	-		1,867		1,867	-	
Other	822		943		121	1,716	
Special loss	6,711	0.4	3,716	0.2	(2,995)	21,607	0.6
Loss on sales of property, plant and equipment	154		54		(100)	260	
Loss on disposal of property, plant and equipment	1,124		2,084		960	5,077	
Impairment losses	1,075		780		(295)	1,877	
Loss on write-down of investments in securities	402		34		(368)	1,256	
Reorganization and restructuring costs	280		-		(280)	5,204	
Provision for allowance for environmental remediation	-		224		224	2,710	
Provision for allowance for cost of disposal of unutilized property, plant and equipment	3,413		29		(3,384)	4,465	
Other	263		511		248	758	
Income before income taxes and minority interests	123,950	6.9	98,414	4.9	(25,536)	220,082	5.8
Income taxes	35,090	2.0	27,324	1.4	(7,766)	66,661	1.8
Deferred income tax	2,684	0.1	7,960	0.4	5,276	18,739	0.5
Minority interests in earnings of consolidated subsidiaries	13,660	0.8	12,119	0.6	(1,541)	28,252	0.7
Net income	72,516	4.0	51,011	2.5	(21,505)	106,430	2.8

Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2006

(millions of yen)

	Shareholders' equity					Valuation and translation adjustment				Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment			
Balance at March 31,2006	40,000	192,948	192,148	(430)	424,666	39,471	-	(3,340)	6,682	-	46,027	513,506
Issuance of stock	33,920	33,818			67,738							67,738
Cash dividends paid			(12,715)		(12,715)							(12,715)
Bonuses to directors			(449)		(449)							(449)
Net income			72,516		72,516							72,516
Acquisition of treasury stock				(71)	(71)							(71)
Disposition of treasury stock		3		2	5							5
Grant of treasury stock with exercise of stock acquisition rights		(6)		6	0							0
Reclassification with surplus from land revaluation			15		15							15
Increase arising from changes of consolidation, net			252		252							252
Net changes of net assets other than shareholders' equity						(4,911)	1,468	(15)	(478)	95	20,438	16,597
Total changes	33,920	33,815	59,619	(63)	127,291	(4,911)	1,468	(15)	(478)	95	20,438	143,888
Balance at September 30, 2006	73,920	226,763	251,767	(493)	551,957	34,560	1,468	(3,355)	6,204	95	66,465	657,394

For the six months ended September 30, 2007

(millions of yen)

	Shareholders' equity					Valuation and translation adjustment				Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment			
Balance at March 31, 2007	73,920	226,762	278,259	(570)	578,371	35,987	1,528	(3,355)	9,945	181	78,407	701,064
Cash dividends paid			(7,421)		(7,421)							(7,421)
Net income			51,011		51,011							51,011
Acquisition of treasury stock				(131)	(131)							(131)
Disposition of treasury stock		4		3	7							7
Grant of treasury stock with exercise of stock acquisition rights		(2)		7	5							5
Reclassification with surplus from land revaluation			15		15							15
Decrease arising from changes of consolidation, net			(74)		(74)							(74)
Net changes of net assets other than shareholders' equity						(1,673)	(936)	(15)	5,558	95	5,597	8,626
Total changes	-	2	43,531	(121)	43,412	(1,673)	(936)	(15)	5,558	95	5,597	52,038
Balance at September 30, 2007	73,920	226,764	321,790	(691)	621,783	34,314	592	(3,370)	15,503	276	84,004	753,102

For the year ended March 31, 2007

(millions of yen)

	Shareholders' equity					Valuation and translation adjustment				Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment			
Balance at March 31, 2006	40,000	192,948	192,148	(430)	424,666	39,471	-	(3,340)	6,682	-	46,027	513,506
Issuance of stock	33,920	33,818			67,738							67,738
Cash dividends paid			(20,137)		(20,137)							(20,137)
Bonuses to directors			(449)		(449)							(449)
Net income			106,430		106,430							106,430
Acquisition of treasury stock				(152)	(152)							(152)
Disposition of treasury stock		4		4	8							8
Grant of treasury stock with exercise of stock acquisition rights		(8)		8	0							0
Reclassification with surplus from land revaluation			15		15							15
Increase arising from changes of consolidation, net			252		252							252
Net changes of net assets other than shareholders' equity						(3,484)	1,528	(15)	3,263	181	32,380	33,853
Total changes	33,920	33,814	86,111	(140)	153,705	(3,484)	1,528	(15)	3,263	181	32,380	187,558
Balance at March 31, 2007	73,920	226,762	278,259	(570)	578,371	35,987	1,528	(3,355)	9,945	181	78,407	701,064

Consolidated Statements of Cash Flows

Account title	Fiscal 2006 (interim) (from April 1, 2006 to September 30, 2006)	Fiscal 2007 (interim) (from April 1, 2007 to September 30, 2007)	Increase (decrease)	Fiscal 2006 (from April 1, 2006 to March 31, 2007)
	millions of yen	millions of yen	millions of yen	millions of yen
Cash flows from operating activities				
Income before income taxes and minority interests	123,950	98,414		220,082
Depreciation and amortization	22,912	28,567		48,808
Impairment losses	1,075	780		1,877
Amortization of goodwill	1,363	1,263		2,787
Amortization of negative goodwill	(918)	(919)		(1,837)
Interest and dividend income	(2,371)	(2,721)		(4,556)
Interest expenses	6,612	6,395		13,102
Equity in income of non-consolidated subsidiaries and affiliates	(41,317)	(44,433)		(94,895)
Gain on sales of investments in securities, net	(13,618)	(87)		(13,629)
Loss on write-down of investments in securities	402	34		1,256
Loss on sales and disposal of property, plant and equipment, net	649	844		3,229
Reorganization and restructuring costs	280	-		5,204
Increase in trade receivables	(36,757)	(9,907)		(36,331)
Increase in inventories	(94,801)	(81,137)		(42,631)
Increase (decrease) in trade payables	11,059	69,922		(23,951)
Increase in accrued consumption tax	5,515	2,162		12,979
Other, net	(14,709)	(6,461)		(28,029)
Subtotal	(30,674)	62,716	93,390	63,465
Receipts of interest and dividends	41,705	28,199		68,762
Payments for interest	(6,322)	(6,593)		(13,331)
Payments for special retirement benefit	(1,181)	(120)		(1,378)
Payments for income taxes	(46,346)	(35,905)		(76,318)
Net cash provided by (used in) operating activities	(42,818)	48,297	91,115	41,200
Cash flows from investing activities				
Decrease (Increase) in time deposits, net	31	(137)		186
Proceeds from sales of securities	0	-		1
Payments for acquisition of investments in securities	(215)	(2,790)		(1,083)
Proceeds from sales or maturities of investments in securities	14,598	622		14,758
Net payments for acquisition of business assets	(22,338)	-		(22,338)
Net payments for acquisition of investments in newly consolidated subsidiaries	(14,013)	-		(14,013)
Payments for acquisition of property, plant and equipment	(29,472)	(45,422)		(78,056)
Proceeds from sales of property, plant and equipment	2,019	2,217		4,335
Payments for acquisition of intangible assets	(4,443)	(1,860)		(7,995)
Payments for long-term prepaid expenses	(1,453)	(819)		(1,888)
Decrease (increase) in short-term loans, net	(909)	(354)		1,028
Payments for lending of long-term loans	(75)	(949)		(279)
Collection of long-term loans	2,140	5,008		7,423
Other, net	850	(625)		345
Net cash used in investing activities	(53,280)	(45,109)	8,171	(97,576)
Cash flows from financing activities				
Increase in short-term borrowings, net	16,563	15,247		58,679
Increase (decrease) in commercial paper, net	26,000	24,000		(15,000)
Proceeds from borrowings of long-term bank loans and other	17,394	33,298		29,702
Repayments of long-term bank loans and other	(25,724)	(45,414)		(82,819)
Proceeds from issuance of stock	67,738	-		67,738
Proceeds from issuance of stock to minority shareholders	13,090	-		13,090
Proceeds from third-party share allotment of consolidated subsidiary	2,000	-		4,000
Cash dividends paid	(12,715)	(7,421)		(20,137)
Cash dividends paid to minority shareholders	(11,214)	(8,018)		(17,369)
Other, net	(405)	(297)		(483)
Net cash provided by financing activities	92,727	11,395	(81,332)	37,401
Effect of exchange rate changes on cash and cash equivalents	(298)	516	814	(135)
Net increase (decrease) in cash and cash equivalents	(3,669)	15,099	18,768	(19,110)
Cash and cash equivalents at beginning of period	63,857	45,249	(18,608)	63,857
Increase due to subsidiaries newly included consolidation	431	83	(348)	502
Cash and cash equivalents at end of period	60,619	60,431	(188)	45,249

Segment Information

1. Segment Information summarized by product group

For the six months ended September 30, 2006 (from April 1, 2006 to September 30, 2006) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	1,295,507	502,716	9,320	1,807,543	-	1,807,543
(2) Inter-group	1,949	874	15,684	18,507	(18,507)	-
Total	1,297,456	503,590	25,004	1,826,050	(18,507)	1,807,543
Operating costs and expenses	1,259,042	467,993	24,172	1,751,207	(19,184)	1,732,023
Operating income	38,414	35,597	832	74,843	677	75,520
Income before special items	41,701	70,476	3,068	115,245	347	115,592

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Total
Sales					
(1) Outside customers	415,758	60,817	26,141	-	502,716
(2) Inter-group	22,418	3,748	8,965	(34,257)	874
Total	438,176	64,565	35,106	(34,257)	503,590
Operating costs and expenses	413,230	58,880	30,476	(34,593)	467,993
Operating income	24,946	5,685	4,630	336	35,597
Income before special items	60,136	5,086	4,918	336	70,476

For the six months ended September 30, 2007 (from April 1, 2007 to September 30, 2007) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	1,432,993	564,583	13,053	2,010,629	-	2,010,629
(2) Inter-group	1,912	651	19,579	22,142	(22,142)	-
Total	1,434,905	565,234	32,632	2,032,771	(22,142)	2,010,629
Operating costs and expenses	1,406,647	544,689	30,862	1,982,198	(21,914)	1,960,284
Operating income	28,258	20,545	1,770	50,573	(228)	50,345
Income before special items	32,063	59,253	4,308	95,624	83	95,707

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Total
Sales					
(1) Outside customers	474,143	64,902	25,538	-	564,583
(2) Inter-group	24,812	2,904	10,661	(37,726)	651
Total	498,955	67,806	36,199	(37,726)	565,234
Operating costs and expenses	481,243	68,081	33,135	(37,770)	544,689
Operating income (loss)	17,712	(275)	3,064	44	20,545
Income (loss) before special items	57,253	(1,182)	3,138	44	59,253

Segment Information

For the year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	2,750,827	1,021,563	30,057	3,802,447	-	3,802,447
(2) Inter-group	4,877	2,525	35,640	43,042	(43,042)	-
Total	2,755,704	1,024,088	65,697	3,845,489	(43,042)	3,802,447
Operating costs and expenses	2,679,793	971,757	62,280	3,713,830	(43,641)	3,670,189
Operating income	75,911	52,331	3,417	131,659	599	132,258
Income before special items	81,918	134,050	7,590	223,558	678	224,236

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Total
Sales					
(1) Outside customers	844,795	124,218	52,550	-	1,021,563
(2) Inter-group	42,241	5,333	17,846	(62,895)	2,525
Total	887,036	129,551	70,396	(62,895)	1,024,088
Operating costs and expenses	841,897	130,294	64,320	(64,754)	971,757
Operating income (loss)	45,139	(743)	6,076	1,859	52,331
Income (loss) before special items	127,762	(2,198)	6,627	1,859	134,050

Note: Main products for each segment are the following:

Petroleum	resource development, gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, ship transport, etc.
Metals	<Resources and Metals> resource development, copper, gold, silver, sulfuric acid, ship transport, etc. <Electronic Materials > copper foils, sputtering targets, compound semiconductor materials, etc. <Metal Manufacturing > wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations	information service, engineering, electric wires, cables, titanium, land transport, common group administrative activities such as fund procurement, etc.

2. Overseas sales

For the six months ended September 30, 2006 (from April 1, 2006 to September 30, 2006)

	Asia	Others	Total
I Overseas sales (millions of yen)	244,307	23,842	268,149
II Total sales (millions of yen)	-	-	1,807,543
III Overseas to total sales (%)	13.5	1.3	14.8

For the six months ended September 30, 2007 (from April 1, 2007 to September 30, 2007)

	Asia	Others	Total
I Overseas sales (millions of yen)	296,921	24,277	321,198
II Total sales (millions of yen)	-	-	2,010,629
III Overseas to total sales (%)	14.8	1.2	16.0

For the year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)

	Asia	Others	Total
I Overseas sales (millions of yen)	511,582	50,327	561,909
II Total sales (millions of yen)	-	-	3,802,447
III Overseas to total sales (%)	13.5	1.3	14.8

February 6, 2008

Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2008 ("Fiscal 2007")

NIPPON MINING HOLDINGS, INC. (URL: http://www.shinnikko-hd.co.jp/)

Code No.	: 5016	Stock listings	: Tokyo, Osaka and Nagoya
President and CEO	: Mitsunori Takahagi		
Address of head office	: 10-1, Toranomon 2-chome, Minato-ku, Tokyo		
Contact to	: Investor Relations Department	Telephone number	: +81-3-5573-5123

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in Japan.

1. Operating Results for the Third Quarter of Fiscal 2007 (the period from April 1, 2007 to December 31, 2007)

(1) Operating results (Consolidated basis)

Note: Percentage figures represent changes from the corresponding previous periods.

	Sales		Operating income		Income before special items		Net income	
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%
For the nine months ended December 31, 2007	3,148,342	11.8	86,022	(23.9)	152,392	(17.0)	86,785	(23.2)
For the nine months ended December 31, 2006	2,816,536	30.5	112,965	7.5	183,636	34.6	112,956	31.7
For the year ended March 31, 2007 (Fiscal 2006)	3,802,447	—	132,258	—	224,236	—	106,430	—

	Basic EPS		Fully diluted EPS	
	yen	sen	yen	sen
For the nine months ended December 31, 2007	93	64	93	57
For the nine months ended December 31, 2006	126	35	126	28
For the year ended March 31, 2007 (Fiscal 2006)	117	98	117	91

(2) Financial position (Consolidated basis)

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share	
	millions of yen	millions of yen	%	yen	sen
As of December 31, 2007	2,324,208	765,547	29.3	735	72
As of December 31, 2006	2,103,604	703,074	29.8	675	74
As of March 31, 2007	2,056,407	701,064	30.3	671	56

(3) Cash flows (Consolidated basis)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	millions of yen	millions of yen	millions of yen	millions of yen
For the nine months ended December 31, 2007	(25,864)	(70,031)	115,964	65,396
For the nine months ended December 31, 2006	(50,943)	(79,015)	126,422	60,829
For the year ended March 31, 2007 (Fiscal 2006)	41,200	(97,576)	37,401	45,249

2. Forecasts for Fiscal 2007 (April 1, 2007 — March 31, 2008) (Consolidated basis)

Note: Percentage figures represent changes from the corresponding previous periods respectively.

	Sales		Operating income		Income before special items		Net income		Basic EPS	
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%	yen	sen
Full year	4,300,000	13.1	103,000	(22.1)	190,000	(15.3)	98,000	(7.9)	105	74

3. Other

(1) Important changes in scope of consolidation during period: No

(2) Adoption of simplified accounting methods: No

(3) Changes in accounting principles and procedures used in the preparation of consolidated financial statements or changes in the method of presentation of consolidated financial statements;

(a)Effective for the third quarter of Fiscal 2007, the Company and its domestic consolidated subsidiaries applied the depreciation method for the tangible fixed assets acquired on and after April 1, 2007, prescribed in the revised Corporate Tax Law in line with the 2007 Tax Reform. As a result, in comparison to the previous depreciation method, depreciation costs increased by 246 million yen, operating income and income before special items and income before income taxes and minority interests decreased by 223 million yen respectively for the third quarter of

Concurrently, the Company and its domestic consolidated subsidiaries also applied the depreciation method for the tangible fixed assets acquired before April 1, 2007, which allowed them to depreciate those assets to 1 yen of the residual value using the straight-line method evenly over a period of five years after they reach the depreciable limits. Due to this additional depreciation, depreciation costs increased by 4,310 million yen, operating income decreased by 3,978 million yen and income before special items and income before income taxes and minority interests decreased by 3,985 million yen respectively for the third quarter of Fiscal 2007, as compared with the case in which the previous method were applied.

(b)In accordance with the revision of "Practical Guidelines of Accounting for Deferred Income Taxes in the Consolidated Financial Statements" (Accounting Committee Report No.6, issued by Japanese Institute of Certified Public Accountants) on March 29, 2007, the Company charged off the deferred tax assets related to the elimination of unrealized gains on intercompany transactions from transfers of subsidiaries' and affiliates' stocks. Deferred income tax increased by 3,966 million yen and net income decreased by the same amount for the third quarter of Fiscal 2007.

* **The aforementioned forecasts are based on the information available as of February 6, 2008. The actual results are subject to change due to changes in the business environment.**

Consolidated Balance Sheets (Unaudited)

Account title	Third quarter of Fiscal 2006 (As of December 31, 2006)		Third quarter of Fiscal 2007 (As of December 31, 2007)		Fiscal 2006 (As of March 31, 2007)		Increase (decrease)
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen
Assets	2,103,604	100.0	2,324,208	100.0	2,056,407	100.0	267,801
Current assets	1,056,796	50.2	1,240,341	53.4	996,793	48.5	243,548
Cash and time deposits	61,679		66,543		46,475		20,068
Notes and accounts receivable, trade	407,767		434,335		371,539		62,796
Inventories	520,024		641,676		494,954		146,722
Other current assets	69,020		98,777		84,971		13,806
Less: Allowance for doubtful accounts	(1,694)		(990)		(1,146)		156
Fixed assets	1,046,808	49.8	1,083,867	46.6	1,059,614	51.5	24,253
Property, plant and equipment	635,662		670,745		649,901		20,844
Buildings and structures	131,616		135,878		133,528		2,350
Machinery and equipment, other	175,020		178,489		183,833		(5,344)
Land	283,501		279,257		281,591		(2,334)
Construction in progress	45,525		77,121		50,949		26,172
Intangible assets	94,632		87,945		92,754		(4,809)
Investments and other long-term assets	316,514		325,177		316,959		8,218
Investments in securities	260,118		280,150		263,062		17,088
Long-term loans	11,287		6,017		10,175		(4,158)
Deferred tax assets	12,021		8,244		11,237		(2,993)
Other	34,180		31,695		33,522		(1,827)
Less: Allowance for doubtful accounts	(1,092)		(929)		(1,037)		108
Total assets	2,103,604	100.0	2,324,208	100.0	2,056,407	100.0	267,801
Liabilities	1,400,530	66.6	1,558,661	67.1	1,355,343	65.9	203,318
Current liabilities	994,830	47.3	1,172,705	50.5	973,495	47.3	199,210
Notes and accounts payable, trade	266,303		341,701		253,935		87,766
Short-term borrowings	468,532		442,675		447,635		(4,960)
Commercial paper	53,000		162,000		26,000		136,000
Accounts payable, other	122,834		133,205		137,670		(4,465)
Accrued income taxes	18,562		17,457		29,713		(12,256)
Other current liabilities	65,599		75,667		78,542		(2,875)
Long-term liabilities	405,700	19.3	385,956	16.6	381,848	18.6	4,108
Long-term debt	251,011		225,216		215,802		9,414
Deferred tax liabilities	46,422		67,169		62,739		4,430
Allowance for retirement benefits	60,389		55,315		61,304		(5,989)
Allowance for periodic repair works	13,514		13,879		14,569		(690)
Other long-term liabilities	34,364		24,377		27,434		(3,057)
Net assets	703,074	33.4	765,547	32.9	701,064	34.1	64,483
Shareholders' equity	584,939	27.8	649,796	28.0	578,371	28.1	71,425
Common stock	73,920	3.5	73,920	3.2	73,920	3.6	-
Capital surplus	226,764	10.8	226,759	9.8	226,762	11.0	(3)
Retained earnings	284,785	13.5	349,831	15.0	278,259	13.5	71,572
Less: Treasury stock, at cost	(530)	(0.0)	(714)	(0.0)	(570)	(0.0)	(144)
Valuation and translation adjustment	41,439	2.0	32,086	1.3	44,105	2.2	(12,019)
Unrealized gain on marketable securities	34,804	1.7	32,822	1.3	35,987	1.8	(3,165)
Deferred hedge gain (loss)	(330)	(0.0)	(4,967)	(0.2)	1,528	0.1	(6,495)
Surplus from land revaluation	(3,355)	(0.2)	(3,073)	(0.1)	(3,355)	(0.2)	282
Accumulated translation adjustment	10,320	0.5	7,304	0.3	9,945	0.5	(2,641)
Stock acquisition rights	144	0.0	322	0.0	181	0.0	141
Minority interests in consolidated subsidiaries	76,552	3.6	83,343	3.6	78,407	3.8	4,936
Total liabilities and net assets	2,103,604	100.0	2,324,208	100.0	2,056,407	100.0	267,801

Consolidated Statements of Income (Unaudited)

Account title	For the nine months ended December 31, 2006		For the nine months ended December 31, 2007		Increase (decrease)	Fiscal 2006 (from April 1, 2006 to March 31, 2007)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Net sales	2,816,536	100.0	3,148,342	100.0	331,806	3,802,447	100.0
Cost of sales	2,570,311	91.3	2,918,707	92.7	348,396	3,485,283	91.7
Gross profit	246,225	8.7	229,635	7.3	(16,590)	317,164	8.3
Selling, general and administrative expenses	133,260	4.7	143,613	4.6	10,353	184,906	4.8
Operating income	112,965	4.0	86,022	2.7	(26,943)	132,258	3.5
Other income	86,056	3.0	81,862	2.6	(4,194)	112,484	3.0
Interest income	2,104		2,082		(22)	2,805	
Dividend income	1,418		1,645		227	1,751	
Exchange gain	4,164		3,620		(544)	5,133	
Amortization of negative goodwill	1,379		1,162		(217)	1,837	
Equity in income of non-consolidated subsidiaries and affiliates	72,874		68,651		(4,223)	94,895	
Other	4,117		4,702		585	6,063	
Other expenses	15,385	0.5	15,492	0.5	107	20,506	0.6
Interest expenses	9,938		9,893		(45)	13,102	
Other	5,447		5,599		152	7,404	
Income before special items	183,636	6.5	152,392	4.8	(31,244)	224,236	5.9
Special profit	16,524	0.6	9,062	0.3	(7,462)	17,453	0.5
Gain on sales of property, plant and equipment	1,863		3,326		1,463	2,108	
Gain on sales of investments in securities, net	13,622		206		(13,416)	13,629	
Reversal of reserve for loss on business liquidation	-		2,197		2,197	-	
Compensation income for expropriation	-		1,867		1,867	-	
Other	1,039		1,466		427	1,716	
Special loss	7,617	0.3	4,459	0.1	(3,158)	21,607	0.6
Loss on sales of property, plant and equipment	192		66		(126)	260	
Loss on disposal of property, plant and equipment	1,957		2,727		770	5,077	
Impairment losses	1,075		780		(295)	1,877	
Loss on write-down of investments in securities	402		34		(368)	1,256	
Reorganization and restructuring costs	306		-		(306)	5,204	
Provision for allowance for environmental remediation	-		224		224	2,710	
Provision for allowance for cost of disposal of unutilized property, plant and equipment	3,413		29		(3,384)	4,465	
Other	272		599		327	758	
Income before income taxes and minority interests	192,543	6.8	156,995	5.0	(35,548)	220,082	5.8
Income taxes	49,260	1.7	42,794	1.4	(6,466)	66,661	1.8
Deferred income tax	7,974	0.3	9,203	0.3	1,229	18,739	0.5
Minority interests in earnings of consolidated subsidiaries	22,353	0.8	18,213	0.5	(4,140)	28,252	0.7
Net income	112,956	4.0	86,785	2.8	(26,171)	106,430	2.8

Consolidated Statements of Changes in Net Assets (Unaudited)

For the nine months ended December 31, 2006

(millions of yen)

	Shareholders' equity					Valuation and translation adjustment				Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment			
Balance at March 31, 2006	40,000	192,948	192,148	(430)	424,666	39,471	-	(3,340)	6,682	-	46,027	513,506
Issuance of stock	33,920	33,818			67,738							67,738
Cash dividends paid			(20,137)		(20,137)							(20,137)
Bonuses to directors			(449)		(449)							(449)
Net income			112,956		112,956							112,956
Acquisition of treasury stock				(108)	(108)							(108)
Disposition of treasury stock		4		2	6							6
Grant of treasury stock with exercise of stock acquisition rights		(6)		6	0							0
Reclassification with surplus from land revaluation			15		15							15
Increase arising from changes of consolidation, net			252		252							252
Net changes of net assets other than shareholders' equity						(4,667)	(330)	(15)	3,638	144	30,525	29,295
Total changes	33,920	33,816	92,637	(100)	160,273	(4,667)	(330)	(15)	3,638	144	30,525	189,568
Balance at December 31, 2006	73,920	226,764	284,785	(530)	584,939	34,804	(330)	(3,355)	10,320	144	76,552	703,074

For the nine months ended December 31, 2007

(millions of yen)

	Shareholders' equity					Valuation and translation adjustment				Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment			
Balance at March 31, 2007	73,920	226,762	278,259	(570)	578,371	35,987	1,528	(3,355)	9,945	181	78,407	701,064
Cash dividends paid			(14,841)		(14,841)							(14,841)
Net income			86,785		86,785							86,785
Acquisition of treasury stock				(187)	(187)							(187)
Disposition of treasury stock		11		19	30							30
Grant of treasury stock with exercise of stock acquisition rights		(14)		22	8							8
Increase due to the change of the interest of an affiliate				2	2							2
Reclassification with surplus from land revaluation			(298)		(298)							(298)
Decrease arising from changes of consolidation, net			(74)		(74)							(74)
Net changes of net assets other than shareholders' equity						(3,165)	(6,495)	282	(2,641)	141	4,936	(6,942)
Total changes	-	(3)	71,572	(144)	71,425	(3,165)	(6,495)	282	(2,641)	141	4,936	64,483
Balance at December 31, 2007	73,920	226,759	349,831	(714)	649,796	32,822	(4,967)	(3,073)	7,304	322	83,343	765,547

For the year ended March 31, 2007

(millions of yen)

	Shareholders' equity					Valuation and translation adjustment				Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment			
Balance at March 31, 2006	40,000	192,948	192,148	(430)	424,666	39,471	-	(3,340)	6,682	-	46,027	513,506
Issuance of stock	33,920	33,818			67,738							67,738
Cash dividends paid			(20,137)		(20,137)							(20,137)
Bonuses to directors			(449)		(449)							(449)
Net income			106,430		106,430							106,430
Acquisition of treasury stock				(152)	(152)							(152)
Disposition of treasury stock		4		4	8							8
Grant of treasury stock with exercise of stock acquisition rights		(8)		8	0							0
Reclassification with surplus from land revaluation			15		15							15
Increase arising from changes of consolidation, net			252		252							252
Net changes of net assets other than shareholders' equity						(3,484)	1,528	(15)	3,263	181	32,380	33,853
Total changes	33,920	33,814	86,111	(140)	153,705	(3,484)	1,528	(15)	3,263	181	32,380	187,558
Balance at March 31, 2007	73,920	226,762	278,259	(570)	578,371	35,987	1,528	(3,355)	9,945	181	78,407	701,064

Consolidated Statements of Cash Flows (Unaudited)

Account title	For the nine months ended December 31, 2006	For the nine months ended December 31, 2007	Fiscal 2006 (from April 1,2006 to March 31, 2007)
	millions of yen	millions of yen	millions of yen
Cash flows from operating activities			
Income before income taxes and minority interests	192,543	156,995	220,082
Depreciation and amortization	35,692	43,231	48,808
Impairment losses	1,075	780	1,877
Amortization of goodwill	2,055	1,806	2,787
Amortization of negative goodwill	(1,379)	(1,162)	(1,837)
Interest and dividend income	(3,522)	(3,727)	(4,556)
Interest expenses	9,938	9,393	13,102
Equity in income of non-consolidated subsidiaries and affiliates	(72,874)	(68,351)	(94,895)
Gain on sales of investments in securities, net	(13,622)	(206)	(13,629)
Loss on write-down of investments in securities	402	34	1,256
Loss (gain) on sales and disposal of property, plant and equipment, net	286	(533)	3,229
Reorganization and restructuring costs	306	-	5,204
Increase in trade receivables	(72,572)	(66,250)	(36,331)
Increase in inventories	(67,895)	(144,354)	(42,631)
Increase (decrease) in trade payables	(9,595)	91,338	(23,951)
Increase in accrued consumption tax	5,360	7,364	12,979
Other, net	(21,113)	(21,081)	(28,029)
Subtotal	(14,915)	5,077	63,465
Receipts of interest and dividends	45,309	35,817	68,762
Payments for interest	(10,043)	(10,344)	(13,331)
Payments for special retirement benefit	(1,182)	(154)	(1,378)
Payments for income taxes	(70,112)	(56,260)	(76,318)
Net cash provided by (used in) operating activities	(50,943)	(25,864)	41,200
Cash flows from investing activities			
Decrease (Increase) in time deposits, net	42	(3)	186
Proceeds from sales of securities	1	-	1
Payments for acquisition of investments in securities	(263)	(3,309)	(1,083)
Proceeds from sales or maturities of investments in securities	14,645	877	14,758
Net payments for acquisition of business assets	(22,338)	-	(22,338)
Net payments for acquisition of investments in newly consolidated subsidiaries	(14,013)	-	(14,013)
Payments for acquisition of property, plant and equipment	(60,124)	(72,391)	(78,056)
Proceeds from sales of property, plant and equipment	3,888	5,198	4,335
Payments for acquisition of intangible assets	(6,067)	(2,421)	(7,995)
Payments for long-term prepaid expenses	(1,580)	(914)	(1,888)
Decrease (increase) in short-term loans, net	152	(349)	1,028
Payments for lending of long-term loans	(220)	(1,195)	(279)
Collection of long-term loans	6,221	5,373	7,423
Other, net	641	(897)	345
Net cash used in investing activities	(79,015)	(70,031)	(97,576)
Cash flows from financing activities			
Increase in short-term borrowings, net	80,273	10,787	58,679
Increase (decrease) in commercial paper, net	12,000	136,000	(15,000)
Proceeds from borrowings of long-term bank loans and other	26,199	51,242	29,702
Repayments of long-term bank loans and other	(45,067)	(57,199)	(82,819)
Proceeds from issuance of stock	67,738	-	67,738
Proceeds from issuance of stock to minority shareholders	13,090	-	13,090
Proceeds from third-party share allotment of consolidated subsidiary	4,000	-	4,000
Cash dividends paid	(20,137)	(14,841)	(20,137)
Cash dividends paid to minority shareholders	(11,233)	(9,695)	(17,369)
Other, net	(441)	(330)	(483)
Net cash provided by financing activities	126,422	115,964	37,401
Effect of exchange rate changes on cash and cash equivalents	6	(5)	(135)
Net increase (decrease) in cash and cash equivalents	(3,530)	20,064	(19,110)
Cash and cash equivalents at beginning of period	63,857	45,249	63,857
Increase due to subsidiaries newly included consolidation	502	83	502
Cash and cash equivalents at end of period	60,829	65,396	45,249

Segment Information (Unaudited)

Segment Information summarized by product group

For the nine months ended December 31, 2006 (from April 1, 2006 to December 31, 2006) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	2,025,713	775,551	15,272	2,816,536	-	2,816,536
(2) Inter-group	3,289	1,232	21,468	25,989	(25,989)	-
Total	2,029,002	776,783	36,740	2,842,525	(25,989)	2,816,536
Operating costs and expenses	1,968,252	726,638	35,620	2,730,510	(26,939)	2,703,571
Operating income	60,750	50,145	1,120	112,015	950	112,965
Income before special items	65,518	112,640	4,495	182,653	983	183,636

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Total
Sales					
(1) Outside customers	640,556	94,684	40,311	-	775,551
(2) Inter-group	33,981	4,243	13,925	(50,917)	1,232
Total	674,537	98,927	54,236	(50,917)	776,783
Operating costs and expenses	638,726	92,008	47,756	(51,852)	726,638
Operating income	35,811	6,919	6,480	935	50,145
Income before special items	99,049	5,833	6,823	935	112,640

For the nine months ended December 31, 2007 (from April 1, 2007 to December 31, 2007) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	2,280,884	847,934	19,524	3,148,342	-	3,148,342
(2) Inter-group	2,972	1,185	27,761	31,918	(31,918)	-
Total	2,283,856	849,119	47,285	3,180,260	(31,918)	3,148,342
Operating costs and expenses	2,227,492	822,270	44,335	3,094,097	(31,777)	3,062,320
Operating income (loss)	56,364	26,849	2,950	86,163	(141)	86,022
Income (loss) before special items	60,116	85,660	6,800	152,576	(184)	152,392

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Total
Sales					
(1) Outside customers	710,449	98,466	39,019	-	847,934
(2) Inter-group	38,720	4,270	16,387	(58,192)	1,185
Total	749,169	102,736	55,406	(58,192)	849,119
Operating costs and expenses	724,542	105,104	50,843	(58,219)	822,270
Operating income (loss)	24,627	(2,368)	4,563	27	26,849
Income (loss) before special items	85,277	(4,148)	4,504	27	85,660

Segment Information (Unaudited)

For the year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales						
(1) Outside customers	2,750,827	1,021,563	30,057	3,802,447	-	3,802,447
(2) Inter-group	4,877	2,525	35,640	43,042	(43,042)	-
Total	2,755,704	1,024,088	65,697	3,845,489	(43,042)	3,802,447
Operating costs and expenses	2,679,793	971,757	62,280	3,713,830	(43,641)	3,670,189
Operating income	75,911	52,331	3,417	131,659	599	132,258
Income before special items	81,918	134,050	7,590	223,558	678	224,236

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Total
Sales					
(1) Outside customers	844,795	124,218	52,550	-	1,021,563
(2) Inter-group	42,241	5,333	17,846	(62,895)	2,525
Total	887,036	129,551	70,396	(62,895)	1,024,088
Operating costs and expenses	841,897	130,294	64,320	(64,754)	971,757
Operating income (loss)	45,139	(743)	6,076	1,859	52,331
Income (loss) before special items	127,762	(2,198)	6,627	1,859	134,050

Note: Main products for each segment are the following:

Petroleum	resource development, gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, ship transport, etc.
Metals	<Resources and Metals> resource development, copper, gold, silver, sulfuric acid, ship transport, etc. <Electronic Materials > copper foils, sputtering targets, compound semiconductor materials, etc. <Metal Manufacturing > wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations	information service, engineering, electric wires, cables, titanium, land transport, common group administrative activities such as fund procurement, etc.

Focusing on Sustainable Growth Strategies

ANNUAL REPORT 2007

Year ended March 31, 2007

NIPPON MINING HOLDINGS, INC.

Contents

Notes concerning forward-looking statements

This material includes Nippon Mining Holdings' future plans, strategies, earnings forecast, and outlook. Information in this material are not only facts that have occurred, but also are forecasts, assumptions and opinions based on available information as of August 8, 2007. This also includes unlimited risks and uncertainties related to the economic conditions, fierce competition in the industry, market demand, foreign exchange rates, tax system and other regulations. Hence please note that actual results may differ from our forecasts described in this material.


Japan Energy
Nippon
Mining Holdings
Nippon Mining
& Metals

With a corporate history and tradition going back over a hundred years, the Nippon Mining Holdings Group has always been committed to ensuring a stable supply of oil, copper and other resources, materials and energy sources essential to the smooth functioning of society and to economic development.

The Nippon Mining Holdings Group, which is controlled by Nippon Mining Holdings, Inc., now operates two core businesses, petroleum, through Japan Energy Corporation, and metals, through Nippon Mining & Metals Co., Ltd.

As the resources, materials and energy markets are swept by major change, the Company is strengthening its operating base and pursuing strategies to ensure future growth premised on this paradigm shift in its operating environment.

By ensuring a stable, efficient supply of resources, materials and energy, we will accomplish our mission of providing backbone support for industry and people's daily lives, and contribute to the building of a better future.

Petroleum & Copper

NIPPON MINING HOLDINGS

JAPAN ENERGY　NIPPON MINING & METALS

Principal business indicators (consolidated basis, as of March 31, 2007)

Net sales:	¥3,802.4 billion (fiscal year ended March 31, 2007)
Total assets:	¥2,056.4 billion
Number of companies in the Company Group:	130 (including consolidated subsidiaries and affiliates under the equity method)
Total of Group employees:	9,969 (on a consolidated basis)

Financial Highlights (consolidated)

	Millions of yen			
	Fiscal year ended March 31, 2003	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2006
Operating results				
Net sales	¥2,163,088	¥2,214,589	¥2,502,538	¥3,026,262
Operating income	40,256	50,397	125,608	144,448
Equity in income of non-consolidated subsidiaries and affiliates	7,922	10,976	31,278	50,983
Income before special items	36,968	53,737	148,055	188,722
Net income	3,652	14,854	50,577	96,905
Financial condition at the end of fiscal year				
Total assets	¥1,628,723	¥1,572,529	¥1,580,144	¥1,859,583
Equity*2	204,946	233,742	353,437	467,479
Interest-bearing liabilities	876,383	754,027	643,790	684,736
Equity ratio (%)	12.6	14.9	22.4	25.1
D/E ratio (debt to equity ratio) (times)	4.28	3.23	1.82	1.46
Cash flows				
Cash flows from operating activities	¥ 14,344	¥ 106,182	¥ 45,360	¥ 24,258
Cash flows from investing activities	(15,698)	4,530	(15,170)	(37,594)
Cash flows from financing activities	(17,568)	(115,794)	(38,734)	11,962
Per share data				
	Yen			
Equity per share*3	¥301.78	¥344.01	¥416.98	¥551.36
Net income per share*4	5.89	21.71	63.84	113.87
Diluted net income per share	—	—	—	113.84
Dividends (non-consolidated)	4	6	10	15
Stock price at fiscal year end	242	494	589	993

*1. Amounts stated in U.S. dollars have been converted at ¥118.05 per US1.00 dollar, the rate prevailing as of March 31, 2007.
*2. Equity includes the total of the shareholders' equity and the valuation and translation adjustment in net assets of consolidated balance sheets.
*3. Equity per share has been calculated on the basis of the number of shares outstanding at the fiscal year-end, which is 847,047,065 for the fiscal year ended March 31, 2006 and 926,909,298 for the fiscal year ended March 31, 2007.
*4. Net income per share has been calculated on the basis of the average number of shares outstanding during a fiscal year, which is 847,046,824 for the fiscal year ended March 31, 2006 and 902,127,788 for the fiscal year ended March 31, 2007.

Pathways to Growth



Income before special items (Billions of yen)
Net income (Billions of yen)
Equity ratio (at fiscal year-end)
Crude oil price (Dubai spot price) ($/bbl)
LME copper price (¢/lb)
188.7
148.1
96.9
50.6
25.1
53.7
37.0
14.9
22.4
3.7
14.9
12.6
186
136
93
72
53.5
36.6
25.5
27.0

Millions of yen	Thousands of U.S. dollars*1
Fiscal year ended March 31, 2007	
¥3,802,447	$32,210,479
132,258	1,120,356
94,895	803,854
224,236	1,899,500
106,430	901,567
¥2,056,407	$17,419,797
622,476	5,272,986
689,437	5,840,212
30.3	30.3
1.11	1.11
¥ 41,200	$ 349,005
(97,576)	(826,565)
37,401	316,823
Yen	U.S. dollars
¥671.56	$5.69
117.98	1.00
117.91	1.00
16	0.15
1,017	8.61



224.2
106.4
30.3
316
60.9

2007/3

Net sales



(Billions of yen)
4,000
3,000
2,000
1,000
0
2,163.1
2,214.6
2,502.5
3,026.3
3,802.4
2003
2004
2005
2006
2007
(Years ended March 31)

Operating income



(Billions of yen)
160
120
80
40
0
40.3
50.4
125.6
144.4
132.3
2003
2004
2005
2006
2007
(Years ended March 31)

Income before special items



(Billions of yen)
240
180
120
60
0
37.0
53.7
148.1
188.7
224.2
2003
2004
2005
2006
2007
(Years ended March 31)

Net income



(Billions of yen)
120
90
60
30
0
3.7
14.9
50.6
96.9
106.4
2003
2004
2005
2006
2007
(Years ended March 31)

Dividends



(yen)
20
15
10
5
0
4
6
10
15*1
16*2
2003
2004
2005
2006
2007
(Years ended March 31)

*1. Includes a ¥3 dividend commemorating the 100th anniversary of our founding

*2. Annual dividend of ¥16 (interim and year-end dividend of ¥8)

Message from the Management



Chairman
Yasuyuki Shimizu

President and Chief Executive Officer
Mitsunori Takahagi

During the fiscal year ended March 31, 2007, while there was some slowing in growth of personal consumption, Japanese economy continued to recover steadily in general on corporate profit growth and an increase in capital expenditures.

Compared with the previous fiscal year, the yen's exchange rate against the U.S. dollar depreciated from approximately ¥113 to approximately ¥117, and in the crude oil market, the Dubai spot price rose from approximately US$54 per barrel to approximately US$61 per barrel. On the London Metal Exchange, the international copper price leapt from approximately 186¢ per pound to approximately 316¢ per pound due to strong demand driven by East Asian countries.

Given the favorable business environment, the Company Group was engaged in further improvement in its business performance.

In terms of consolidated performance for the period, net sales rose 25.6% year-on-year to ¥3,802.4 billion (US$32,210 million), income before special items was 18.8% higher year-on-year at ¥224.2 billion (US$1,900 million) and net income rose 9.8% year-on-year to ¥106.4 billion (US$902 million). In addition, Nippon Mining Holdings and its domestic consolidated subsidiaries early adopted the method to write down of inventories due to decreased profitability. Excluding the impact of inventory valuations, income before special items rose 68.9% year-on-year to ¥220.9 billion (US$1,872 million), compared with ¥130.8 billion in the previous fiscal year.

The dividend for the end of the term was ¥8 per share, and the total annual dividend was ¥16 per share including an ¥8 interim dividend.

While domestic and external political and economic conditions contain uncertainties, the Company Group foresees continued high levels of resource and energy prices going forward, supported by economic growth and a full-fledged shift to market economies in the BRIC countries. In April 2007, based on this structural change in our business environment, we created our medium term management plan covering the period between the fiscal year ending March 31, 2008 and the fiscal year ending March 31, 2010. With our management policy of proactively implementing growth strategies and further strengthening of our financial structure, the specific goals of the plan are to (1) achieve income before special items of ¥160 billion on a consolidated basis in the year ending March 31, 2010, although the earnings level decreases by the change of business environmental factors, and (2) increase our equity ratio to over 40% while decreasing D/E ratio to 1.0 or less by March 31, 2011.

In addition, looking beyond the medium term management plan, we have begun shaping a long-term vision for what the Company Group should be in the future. The rough outline of this vision includes a goal to achieve consolidated income before special items of over ¥250 billion as an indicator of core profitability in the fiscal year ending March 31, 2016, and to build an optimized portfolio of businesses and the needed business infrastructure to enable its achievement.

The Company Group will endeavor to implement thorough safety management and compliance, while proactively addressing global environmental issues in seeking to provide a stable and efficient supply of resources, basic materials and energy as we contribute to the development of society.

We would like to thank our shareholders for their continued support and understanding for our endeavors as we work to deepen the trust of all our stakeholders and further increase our enterprise value.

August 2007

Chairman	President and Chief Executive Officer
Y. Shimizu	M. Takahagi


The Nippon Mining Holdings Group strives to achieve sustainable growth as a global resources, materials and energy company on a scale that produces income levels in excess of ¥250.0 billion.

President and Chief Executive Officer
Mitsunori Takahagi

Question

In the fiscal year ended March 31, 2007, income before special items topped ¥200 billion and net income was more than ¥100 billion — in both cases record highs. What comment do you have on this performance?

A I believe this performance was due to (1) improved competitiveness and a strengthened financial position since the founding of the Company in September 2002 and (2) our benefiting from a favorable operating environment with the prices of resources rising.

Over this past year, I have focused on further strengthening the financial position and implementing growth strategies. This seems like "hunting two hares with one dog," but with a sufficient level of retained earnings, which we do have, I believe new investments are feasible. For that reason, I am proud that we have succeeded in booking record earnings in each of the four successive terms since our founding, and in raising in the equity ratio to over 30% while lowering D/E ratio to approximately 1.1. I am also pleased that our growth strategy is bearing fruit with the launch of major projects such as the petrochemical (aromatics) project at Kashima and Caserones (formerly Regalito) Copper Deposit in Chile.

This success, I believe, results from various policies and efforts we have made from our founding in September 2002, such as improving competitiveness, structural reform and a sounder financial footing at our existing businesses. Besides, I think we have benefited from a favorable operating environment with resource prices rising due to the "paradigm shift" in the resources, materials and energy markets, as the BRIC countries continue to grow.

Income before special items


(Billions of yen)
250
200
150
100
50
0
37.0
53.7
148.1
188.7
224.2
2003
2004
2005
2006
2007
(Years ended March 31)

Consolidated balance sheets


(Billions of yen)
2,400
1,800
1,200
600
0
5.05
1,610.8
882.2
10.9
174.8
1,572.5
3.23
14.9
754.0
233.7
1,580.1
22.4
1.82
643.8
353.4
1,859.6
25.1
684.7
1.46
487.5
2,056.4
30.3
689.4
622.5
1.11
2002/9
at the establishment
2004/3
2005/3
2006/3
2007/3
Total assets
Interest-bearing liabilities
Equity
D/E ratio (times)
Equity ratio (%)

Question

In the current fiscal year ending March 31, 2008, isn't there likely to be a rapid deterioration in your operating environment, with a decline in oil demand in Japan and squeeze on margins on copper smelting and refining?



A It's true that the business environment in Japan in both petroleum and metal products is likely to deteriorate, but I believe that economic growth in the BRIC countries will drive global demand for resources, materials and energy.

We expect crude oil demand will remain robust, and the price will still be higher than historic levels. We expect demand for petroleum products in Japan to decline, due to reduced demand for industrial heavy oil and for automotive gasoline through the spread of energy-efficient cars. On the other hand, demand for petrochemical products will be strong, due to increased demand in East Asia, particularly for aromatics.

In metals operations, demand for copper will remain strong and I expect the copper price to stay at a much higher level than in the past despite their year-on-year decline. However, margins on smelting and refining are expected to decline sharply due to increased tightness in the supply of copper concentrates and the oligopoly by a few major copper-mining companies. In environmental businesses, growing concerns for the environment will spur clean recycling with zero emissions. In the electronic materials and metal manufacturing businesses, I expect to see increased demand for IT-related materials, on the back of the diversification of customer needs and the diffusion of car electronics, although competition in terms of both cost and development will increase.

In both petroleum and metal operations, I expect business conditions to grow more difficult in Japan in terms of refining and marketing for petroleum and smelting for metals. But global demand for resources, materials and energy products will remain robust, supported by economic growth in the major emerging markets.

Nonetheless, I expect prospects for crude oil and metals prices and for foreign exchange rates to remain unclear, and the situation overall is unpredictable. In this operating environment, we will strive to improve earnings potential and financial position, thereby building up enterprise value.

Copper price and crude oil price


(Crude oil price $/bbl)
(Copper price ¢/lb)
80
60
40
20
0
400
300
200
100
0
2002/4
2003/4
2004/4
2005/4
2006/4
2007/3
Dubai Spot Price
LME copper price

Question

How do you respond to concerns that it is difficult to understand the synergies between the Company Group's petroleum and metals businesses, and that earnings from both businesses are subject to a high degree of volatility because of their dependence on the market prices of copper and crude oil, which constitutes a major risk factor?

A **I regard it as extremely important to carefully explain to investors the near-term business environment and the longer-term growth strategy, and to increase transparency. Investors' understanding on the business is essential to build enterprise value.**

No other Japanese company, and few elsewhere in the world, have combined petroleum and metals as core businesses like this. In this sense, it is true that our business is not easy to understand. It is true that there is not much synergy between these two product markets. However they are both resource industries, and they do fundamentally resemble each other in structure, sharing upstream (resource development), midstream (petroleum refining and marketing, copper smelting and refining), and downstream operations (petrochemicals, IT-related materials, recycling and environmental services). I don't think there is anything strange about operating these two businesses. Rather, I think there are significant benefits in terms of corporate scale and ability to move flexibly, due to the greater efficiency of management we achieve, and the synergy effects in securing and training human resources and in fund procurement, as well as mutual support in counterbalancing the effects of market volatility, and the broader range of options we have in terms of investment opportunities and promising growth investments.

Our business performance has high exposure to copper and crude oil price movements. When copper and crude oil prices rise, we benefit from increased income under the equity method at our copper mines and from inventory valuation, mainly of crude oil. And when they fall, of course, the opposite happens. Hence it is said that we are exposed to high volatility, and also that equity investments in our company carry high risks. It is important to construct a business model that is resistant to volatility in these markets in the longer term, while striking a good balance between upstream, midstream and downstream operations. We will assume the same stance to both operations.


Meeting with individual shareholders (February, 2007)

Based on these considerations, it is our basic policy to pursue growth of our business in a globally sustainable way by building a business structure that balances risks and returns while ensuring an acceptable level of earnings. However, for us to successfully execute this management strategy, it is very important that stakeholders have a thorough understanding of what the Nippon Mining Holdings Group is and does. Our first meeting with individual shareholders and our emphasis on investor relations and PR activities are part of this concept. I believe it is very important for us to (1) listen to the market humbly, (2) carefully explain to the market our near-term business environment and our longer-term strategies, and (3) further increase the transparency of our management; these things are vital for building the enterprise value of the Company Group.

Business structure that balances risks and returns across all operations


Petroleum
Metals
Petroleum Exploration and Development
Refining and Marketing
Petrochemicals
High
Impact of price fluctuations for resources and energy
Low
Metals Resource Development
Copper Smelting and Refining
Electronic Materials, Metal Manufacturing, Recycling and Environmental Services
Upstream
Midstream
Downstream

Question

What can you tell us about the basic ideas behind the medium term management plan from the fiscal year ending March 31, 2008 to the fiscal year ending March 31, 2010?



A While generating income before special items at ¥150-160 billion, we will assure our future development through a balanced approach to growth strategy and improvement in our financial position.

We face a number of political and economic uncertainties in Japan and abroad, but as mentioned above, and taking into account the new business environment, we have built the medium term management plan around the policy of aggressively developing a growth strategy enabling us to meet our long-term business targets and grow in the future, while continuously strengthening our financial position.

The basic themes of this medium term management plan are (1) executing a growth strategy with a long-term horizon to spur an overhaul of our business structures, (2) securing income before special items of ¥160 billion (excluding the impact of inventory valuation) and net income of ¥90 billion in the fiscal year ending March 31, 2010, and (3) strengthening our financial position by achieving our main targets (equity ratio of 40% or more, and D/E ratio of 1.0 or less) as far ahead of schedule as possible. Income before special items of ¥160 billion (consolidated basis) in the fiscal year ending March 31, 2010, represents a significant decline in the corresponding amount of ¥224.2 billion posted in the fiscal year ended March 31, 2007. This figure factors in positives such as cutting down on procurement costs for crude oil, improved margins on petroleum products, increased production of petrochemical products, and increased marketing of IT products, but we see them being more than offset by decline in the copper price and unfavorable copper concentrates procurement conditions. During the three years of the medium term management plan, we are assuming a fall the price of crude oil from $60.9 per barrel (average for the fiscal year ended March 31, 2007) to $50.0 per barrel (forecast for the fiscal year ending March 31, 2010) and a fall in the price of copper from 316¢ per pound to 200¢ per pound over the same time frame. On this basis, we have set a target for income before special items in the range ¥150-160 billion. This is what we mean by achieving a good balance between growth strategy and improvement in our financial position as we prepare for future growth.

Basic Policy

1. Proactively implement growth strategy.
2. Further strengthen financial base.
3. Strengthen and expand high value-added businesses and further cost reduction.

The main points of the medium term management plan

From the fiscal year ending March 31, 2008 to the fiscal year ending March 31, 2010 [consolidated basis]

1. In terms of profitability, achieve income before special items of 160.0 billion yen and net income of 90.0 billion yen for fiscal year ending March 31, 2010, the final year of the medium term management plan.
   (An exchange rate of ¥115 to the U.S. dollar, a Dubai crude oil spot price of US$50 per barrel, and a copper price of 200¢ per pound [LME] have been assumed.)
2. In terms of financial position, achieve the current target of equity ratio of 40% or more and D/E ratio of 1.0 or less by the end of fiscal year ending March 31, 2011. However, achieve the target of D/E ratio a year early, by the end of fiscal year ending March 31, 2010.
3. In terms of capital expenditure and investments, invest a three-year total of 435.0 billion yen, of which 70%, or 305.0 billion yen, will be allocated to implement a growth strategy for improving competitiveness, expanding capacity, fostering new businesses, research and development and other areas.

The plan for the fiscal year ending March 31, 2010 is based on the medium term management plan when it was announced on April 9, 2007, and the forecast for the year ending March 31, 2008 is simple additions of the outlook of interim earnings based on our announcement of August 8, 2007, and of the outlook for the second half of the fiscal year based on an announcement of May 9, 2007.

Earnings Plan

Years ending March 31	2006 Actual	2007 Actual	2008 Forecast	2010 Plan
Major assumptions				
Exchange rate (¥/$)	113	117	118	115
Crude oil FOB [Dubai spot] ($/bbl)	53.5	60.9	64.8	50.0
Copper price [LME] (¢/lb)	186	316	302	200
Net sales (Billions of yen)	3,026.3	3,802.4	3,994.0	3,640.0
Operating income (Billions of yen)	144.4	132.3	119.0	129.0
Income before special items (Billions of yen)	188.7	224.2	190.0	160.0
Petroleum (Japan Energy Group)	97.0	81.9	72.0	64.0
Metals (Nippon Mining & Metals Group)	82.8	134.1	112.0	90.0
Resources & metals	68.2	127.8	95.5	58.5
Electronic materials	9.6	(2.2)	9.5	18.5
Metal manufacturing	6.2	6.6	7.0	13.0
Metals group adjustments	(1.2)	1.9	0.0	—
Others*1	8.9	8.3	6.0	6.0
Net income (Billions of yen)	96.9	106.4	105.0	90.0
Ratio of income before special items to net sales (%)	6.2	5.9	4.8	4.4
Net income per share*2 (¥)	113.87	117.98	113.29	97.10

*1. Others include the figure for consolidation adjustment under "Eliminations or Corporate."

*2. The calculations in 2006 Actual and 2007 Actual are based on the average number of shares outstanding during the fiscal year respectively. The calculation in 2008 forecast is based on the number of shares outstanding as of June 30, 2007. The calculation in 2010 plan is based on the number of shares outstanding at the end of the fiscal year ended March 31, 2007. All numbers of shares outstanding are on a consolidated basis.

Cash flows and the reduction of interest-bearing liabilities (consolidated)

(Billions of yen)

Years ending March 31	2006 Actual	2007 Actual	2008 - 2010 Cumulative total amount
(1) Cash flows from operating activities	24.3	41.2	415.5
(2) Cash flows from investing activities	(37.6)	(97.6)	(419.0)
Capital expenditure and investments	(66.4)	(126.2)	(435.0)
Sales or maturities of investments and collection of loans, etc.	(28.8)	28.6	16.0
(3) Dividends, etc.	(19.6)	(38.0)	(62.5)
(4) Free cash flows (1+2+3)	(32.9)	(94.4)	(66.0)
(5) Increase (decrease) in cash and cash equivalents	(1.4)	(19.0)	9.0
(6) Others*1	—	84.8	4.0
Decrease (increase) in interest-bearing liabilities*2 (4-5+6)	(31.6)	9.4	(71.0)

*1. The figure of others for the fiscal year ended March 31, 2007 includes proceeds of 67.7 billion yen from issuance of new shares.

*2. Figures in brackets indicate the increase of interest-bearing liabilities (borrowing). Changes in amounts differ from the reduction in interest-bearing liabilities shown in the summary of balance sheets due to the effect of factors such as newly consolidated subsidiaries and translation adjustment.

Consolidated Balance Sheets

As of years ending March 31	2007 Actual (A)	2010 Plan (B)	Difference (B)-(A)
Total assets (Billions of yen)	2,056.4	2,303.0	246.6
Interest-bearing liabilities*1 (Billions of yen)	689.4	784.0	94.6
Equity*2 (Billions of yen)	622.5	827.5	205.0
Equity ratio (%)	30.3	35.9	5.6
Equity per share*3 (Yen)	672	893	221
D/E ratio	1.11	0.95	(0.16)

*1. Changes in amounts differ from the reduction in interest-bearing liabilities shown in the summary of cash flows due to the effect of factors such as newly consolidated subsidiaries and translation adjustment.

*2. Equity includes the total of the shareholders' equity and the valuation and translation adjustment in net assets of consolidated balance sheets.

*3. Calculations are based on the number of shares outstanding at the end of March 2007 (926,939 thousand shares on a consolidated basis).

Income before special items [Petroleum and Metals]


Petroleum
Metals
(including inventory valuation and amendment to tax depreciation system)
(Billions of yen)
250
200
150
100
50
0
82.8
134.1
112.0
90.0
97.0
81.9
72.0
64.0
2006 Actual
2007 Actual
2008 Forecast
2010 Plan
(Years ending March 31)

Distribute both Petroleum and Metals businesses into 3 categories, Upstream, Midstream and Downstream


Petroleum
Upstream (Exploration & Development)
Midstream (Refining & Marketing)
Downstream (Petrochemicals)
Metals
Upstream (Resources)
Midstream (Smelting & Refining)
Downstream (Electronic materials, Metal manufacturing, Recycling and environmental services)
Inventory valuation
Amendment to tax depreciation system
Upstream
Midstream
Downstream
2006 Actual
2007 Actual
2008 Forecast
2010 Plan (Years ending March 31)

Assumptions	2006 Actual	2007 Actual	2008 Forecast	2010 Plan
Crude oil spot price ($/bbl)	53.5	60.9	64.8	50.0
Copper price (¢/lb)	186	316	302	200

Question

How is the growth strategy developing?

A Our capital expenditure and investments during the three years will total ¥435.0 billion, of which ¥305.0 billion or approximately 70% represents investments in realizing our growth strategy and enhancing our competitiveness. We are investing for growth with a long-term horizon.

During the three years of the medium term management plan, our capital expenditure and investments will total ¥435.0 billion, of which ¥305.0 billion or approximately 70% represents investments in realizing our growth strategy and enhancing our competitiveness. We are following a growth strategy that spurs reform of our business structures with a long-term horizon. Specifically, we aim to build up our competitiveness in oil refining and marketing, and in the petrochemical field, we are building facilities for increasing production of aromatic products at Kashima Oil Refinery. Full-scale operation is scheduled to begin in January 2008. This will enable us to establish ourselves as one of the leading producers of petrochemical products in both Japan and East Asia.

In resource development operations in our metals business, development of Caserones (formerly Regalito) Copper Deposit in Chile is progressing, with economic feasibility studies underway. We are also taking measures to acquire new mining interests and to commercialize new technologies in the fields of the Nikko-chloride process and bio-leaching technology. In the environmental business, we are developing the Hitachi Metal Recycle Complex concept, building a copper-recovery furnace and hydro-metallurgical processing facility at Hitachi Works. We aim to establish environmental recycling as a business. In the electronic materials and metal manufacturing businesses, we aim to enhance earnings capability on a stable basis, while rapidly providing newly developed products.

Capital Expenditure and Investments

(Billions of yen)

Years ending March 31	2005 Actual	2006 Actual	2007 Actual	2008 - 2010 Cumulative total amount
(1) Expansion into growth area	9.5	14.6	66.1	180.0
(Major projects*) Capacity expansion in petrochemicals				
Overseas copper mines				
Recycling and environmental services				
Capacity expansion for sputtering targets and treated rolled copper foil				
Overseas expansion of precision processing and precision rolling business				
Alloy business				
(2) Enhancement of competitiveness in existing businesses	34.0	14.1	44.1	125.0
(Major projects*) Oil retail sales competitiveness				
Oil refineries competitiveness				
Electronic materials business competitiveness				
(1) + (2) Investments in line with the growth strategy	43.5	28.7	110.2	305.0
(3) Maintenance and others	27.0	37.7	28.0	130.0
Total capital expenditure and investments	70.5	66.4	138.2	435.0
(Reference) Depreciation and amortization	47.7	44.9	51.6	223.5

*corresponding to 2008 - 2010 Plan



With regard to other companies in the Company Group, we support the growth strategies of three listed affiliates such as Tatsuta Electric Wire and Cable Co., Ltd., Toho Titanium Co., Ltd., and Maruwn Corporation. We aim to commercialize at the earliest feasible time polysilicon manufacturing technologies for solar power generation in a joint development with Toho Titanium Co., Ltd. and Chisso Corporation. It bears repeating here that we must adhere rigorously to the concept of working for the benefit of the entire Group in our investments, to ensure a balanced approach to developing a growth strategy and improving the financial position.

Long-term Vision

Question What is your vision for the Nippon Mining Holdings Group?

A We aim to become a global resources, materials and energy supplier that is capable of sustainable growth.

As I have said before, we expect structural change in our operating environment in the medium-to-long term. From the point of view of strengthening our earnings and operating base, to enable sustained increase in enterprise value, I think we need to take a slightly longer-term perspective in shaping a vision for the Company Group. For that reason, in parallel with the three-year medium term management plan, we have begun thrashing out a long-term vision for the fiscal year ending March 31, 2016. Outline targets (consolidated basis) for 2016 are (1) income before special items of ¥250.0 billion, providing a firm basis for earnings generation, (2) pursuit of an optimal business portfolio with a suitable risk-return balance to achieve this target, and (3) measures to strengthen the operating base such as securing and training human resources with global view and strengthening our research and development capabilities to cope with structural changes. In order to implement these measures, we plan trillion yen-scale capital expenditure and investments for the period up to March 31, 2015, including outlays under the current medium term management plan. Now we are tackling specific measures within the grand vision. I want to see the Company Group evolve into a global resources, materials and energy supplier capable of sustained growth. I believe all employees of the Company Group will rally round this cause.

Outline of long-term vision towards fiscal year ending March 31, 2016

1. In terms of fundamental profitability for fiscal year ending March 31, 2016, achieve consolidated income before special items of 250.0 billion yen or more.
2. Pursue an optimal business portfolio with a suitable risk-return balance to achieve this figure.
3. With regards to expanding existing businesses and looking for new business, strengthen research and development capabilities, promote M&As and alliances.
4. Make efforts in to enhance the infrastructure of management by securing and training human resources with global view, enhancing IT infrastructure, restructuring Group companies and responding to global environmental problems.
5. Clarify directions for businesses that offer limited Group synergies and low-profitability businesses.
6. In order to implement these measures, execute a trillion yen-scale capital expenditure and investments by the fiscal year ending March 31, 2015, including the period of the medium term management plan.

Question

Finally, what is your basic thinking regarding the dividend?

A In setting the dividend we take a general view of the business, taking account of business results, operating environment, the need for dividend stability, and level of retained earnings. Our goal is to raise the dividend, assuming success in meeting targets for improving the financial position.

We maintain a policy of determining the dividend due to shareholders by taking into full consideration business results and the operating environment, and the need for stability in dividend payouts and retained earnings. Rebuilding our financial position is a management priority in the current medium term management plan and we have set a target of raising the equity ratio above 40% and lowering D/E ratio below 1.0. Accordingly, we maintain the payout ratio in the range of 15-20% under current circumstances. However, we strive to further improve its financial strength and to further raise dividend in the future.

For the year ended March 31, 2007, we paid out a dividend of ¥16 per share (¥8 at the interim, and ¥8 at year-end). Based on the provisions of Article 459, Clause 1 of the Corporate Law, we are including in our articles of incorporation a clause empowering the Board of Directors to decide on the distribution of retained earnings at any time. However, for the time being, we plan a twice-yearly dividend, with interim and year-end payouts.

Resources, materials and energy are global growth businesses, as can be seen in the economic development of the BRIC countries. As you know, our projects are steadily growing in scale, and such expansion of our business requires massive funding. I believe that our shareholders fully understand our responsibility to steadily improve earnings and build enterprise value, and not to run away from this kind of opportunity. For this reason, we are committed to effectively channeling retained earnings into strategic investments in growth sectors.

I would like to thank our shareholders for their understanding, support and encouragement for our endeavors in the years ahead.

Dividend


(Yen)
20
15
10
5
0
4
6
10
15
3*
12
16
2003
2004
2005
2006
2007
(Years ended March 31)

*Dividend commemorating the 100th anniversary of our founding

Overview of Businesses (Year ended March 31, 2007)

Petroleum

(Japan Energy Group)

Net sales	¥2,755.7 billion
Operating income	¥ 75.9 billion
Income before special items	¥ 81.9 billion
Total assets	¥1,236.3 billion
Number of employees	3,999


(Billions of yen)
2007
2,755.7
81.9
2006
2,392.6
97.0
(Years ended March 31)
Net sales
Income before special items

Exploration & Development



Refining



Marketing





Petrochemicals



Petroleum

Upstream → Midstream → Downstream

Metals

(Nippon Mining & Metals Group)

Net sales	¥1,024.1 billion
Operating income	¥ 52.3 billion
Income before special items	¥ 134.1 billion
Total assets	¥ 780.7 billion
Number of employees	4,704


(Billions of yen)
2007
1,024.1
134.1
2006
607.1
82.8
(Years ended March 31)
Net sales
Income before special items

Resource Development



Smelting and Refining



Recycling and Environmental Services



Electronic Materials



Metal Manufacturing



Resources and Metals

Electronic Materials

Metal Manufacturing

Upstream → Midstream → Downstream

Other Operations

(Independent Operating and Functional Support Companies)

Net sales	¥ 65.7 billion
Operating income	¥ 4.0 billion
Income before special items	¥ 8.3 billion
Total assets	¥474.4 billion
Number of employees	1,266


(Billions of yen)
2007
65.7
8.3
2006
58.6
8.9
(Years ended March 31)
Net sales
Income before special items

* Operating income and income before special items include the figure for consolidation adjustment under "Eliminations or Corporate."


Made in Japanの資源。
JOMO
やっぱり笑顔がエネルギー。
566店が、もう変身!しました。
Value Style・JOMOステーション。
石油も、銅も。
新日鉱ホールディングス
JOMO / ジャパンエナジー
日鉱金属

Newspaper advertisement highlighting high service standards of JOMO's Value Style service station



Japan Energy Group conducts petroleum business in a comprehensive array of energy-related fields, encompassing all upstream and downstream processes from exploration and development to the refining and marketing of products, and furthermore, handling liquefied petroleum gas (LPG), lubricants and petrochemical products.

Japan Energy Group continues to devote its management efforts to customer satisfaction (CS) and is implementing various management policies that are focused on the "Pursuit of growth strategy and cost efficiency," in order to build a balanced business foundation firmly supported by our three key operations: fuel oils (refining and marketing), petrochemicals, petroleum exploration and development.

Isao Matsushita
President and Representative Director
Japan Energy Corporation

Income before special items

■ Accounting segment



(Billions of yen)
97.0
Inventory valuation
50.9
46.1
81.9
Inventory valuation
13.2
68.7
Petroleum total
Income before special items excluding the impact of inventory valuation
Petroleum total
Income before special items excluding the impact of inventory valuation
2006
2007
(Years ended March 31)

■ The medium term management plan



Petroleum
Exploration and Development
Up stream
Mid stream
Petrochemicals
Refining and Marketing



(Billions of yen)
97.0
50.9
46.1
81.9
13.2
68.7
72.0
(5.0)
77.0
53.5
64.0
(6.5)
70.5
Petroleum total
Segment breakdown
Petroleum total
Segment breakdown
Petroleum total
Segment breakdown
Petroleum total
Segment breakdown
2006 Actual
2007 Actual
2008 Forecast
2010 Plan
(Years ending March 31)
Upstream (Exploration & Development)
Midstream (Refining & Marketing)
Downstream (Petrochemicals)
Inventory valuation
Amendment to tax depreciation system
Crude oil price assumptions
53.5 $/bbl
60.9 $/bbl
64.8 $/bbl
50.0 $/bbl


Petroleum
Up stream
Down stream
Mid stream

Petroleum Exploration and Development


Production at the Pearl River Mouth in China

Overview

■ Steady production of crude oil and related operations

The business of petroleum exploration and development is mainly carried out by the Japan Energy Development Co., Ltd. Here in Japan, Japan Energy Development's Nakajo Oil and Gas Field (Niigata Prefecture) produces natural gas, crude oil, iodine, and other products, through steady operation. Overseas, Japan Energy Group is joining forces with other companies in the industry to promote crude oil production projects in the Middle East, China, Southeast Asia and Oceania. The facilities in all areas have seen steady production and the smooth running of related operations. In 2006, production by facilities in which Japan Energy Group held interests amounted to approximately 18,000 barrels of equivalent crude oil per day.

Basic Strategy

■ Maintaining and expanding current levels of oil reserves

As the oil price continues to hover at high levels, exploration and development business expects substantial revenue over the foreseeable future. However, the risks are high in the upstream business, and to mitigate the risks, Japan Energy Group is investing in oil exploration, mainly around the existing project sites as to maintain and expanding the current levels of oil reserves. Considering the longer term, Japan Energy Group aims to expand the overall scale by implementing large-scale projects mainly in Japan.


United Petroleum Development
Southern Highlands Petroleum

Principal overseas projects

Project (company) name	Date established	Location	Interest held by project company	Ownership
Southern Highlands Petroleum Co., Ltd.	Oct. 1990	Papua New Guinea onshore	23.6%	80.0%
NMC Pearl River Mouth Oil Development Co., Ltd.	Dec. 1985	Offshore, Pearl River Delta, China	15.0%	100.0%
Abu Dhabi Oil Co., Ltd.	Jan. 1968	Offshore, Abu Dhabi	100.0%	31.5%
United Petroleum Development Co., Ltd.	Nov. 1970	Offshore, Abu Dhabi/Qatar border	97.0%	35.0%


Petroleum
Up stream
Down stream
Mid stream

Refining


Mizushima Oil Refinery (Okayama Prefecture)


Kashima Oil Refinery (Kashima Oil Co., Ltd.) (Ibaraki Prefecture)

Overview

■ Highly efficient operations continue at three refineries

Each of our three production bases – Mizushima Oil Refinery (Okayama Prefecture), Chita Oil Refinery (Aichi Prefecture), and Kashima Oil Refinery (Ibaraki Prefecture) of Kashima Oil Co., Ltd. – has operated at high efficiency while placing top priority on safety and environmental preservation. In April 2007, Mizushima Oil Refinery completed the expansion of the heavy oil cracking equipment (production capacity increasing to 30,000 barrels per day from 26,000 barrels per day) in order to produce various products from a cheaper class of crude oil, and create a "bottomless" production system (eliminating C-heavy oil output) corresponding to the structural changes in domestic demand for oil products. Although the purchase volumes from Fuji Oil Co., Ltd. decreased to approximately one-third to the level in the fiscal year ended March 2006, Japan Energy Group successfully maintains stable supplies by increasing production volume at both Mizushima and Kashima Oil Refineries and through product purchases from other companies.

Basic Strategy

■ Creating oil refineries that provide high added value and competitiveness in the global market

The domestic demand for petroleum products is expected to weaken overall, due to the shrinking volumes of heavy oil used in industrial processes and to lower consumption of automobile fuel oil resulting from the growing popularity of energy-efficient vehicles. As a result, the proportion of light oil to heavy oil in demand is increasing. To address the changing demand structure, Japan Energy Group uses the heavy-oil cracking equipment, whose enhancement work has just been completed at Mizushima Oil Refinery, to further reduce the cost of crude oil, and additionally, advances the examination of further investment in building a new heavy-oil cracking unit at Kashima Oil Refinery. Through these efforts, Japan Energy Group aims to create refineries capable of ensuring high added value and competitiveness in the global market. Japan Energy Group will also comply with the strict quality regulations on the environmental regulations such as ETBE (ethyl tertiary butyl ether) and implement other measures.


Kashima Oil Refinery
(Kashima Oil Co., Ltd.)
refining capacity:
210,000 barrels/day
Mizushima Oil Refinery
refining capacity:
205,200 barrels/day
Chita Oil Refinery
Main products: petrochemicals

Historical crude distillation unit (topper) utilization rate


(%)
95
90
85
80
75
70
00
01
02
03
04
05
06
07
(Years ended March 31)
Japan Energy Group
Japan total

Source: Petroleum Association of Japan and Company data


Petroleum
Up stream
Down stream
Mid stream

Marketing


"Value Style" type self SS


Biogasoline went on sale at JOMO SS

Overview

■ Expanding the network of "Value Style" service stations (SS) across the country

In the area of retail sales, Japan Energy is committed to supplying products and services that ensure customer satisfaction at each of 3,708 JOMO SS (as of March 31, 2007) operating throughout Japan. Positioning each JOMO SS as an integrated center providing vehicle-related products and services, Japan Energy is implementing a wide range of measures to enhance the cost-competitiveness and marketing capabilities of its JOMO SS. One of the key philosophies underlying the basic management strategies is hospitality. All members from SS staff to top management are working together to implement the concept of management centered on customer satisfaction (CS). As part of this effort, Japan Energy is driving the "Value Style" SS project forward with the goal of creating service stations the customer will want to visit, enter and come back to, in order to achieve a superior level of CS and operate the most competitive SS in each region. In October 2006, Japan Energy issued a credit card "JOMO Card Light" in addition to the existing "JOMO Card Plus" to provide customers with an additional choice and great benefits. As of March 31, 2007, the number of self SS was increased to 606.

In January 2007, together with other companies in the industry, Japan Energy established Japan Biofuels Supply LLP. In April of the same year, Japan Energy began selling, on a trial basis, bio gasoline, or gasoline mixed with ETBE (ethyl tertiary butyl ether) using ethanol as a feedstock.

In regard to LPG, Japan Energy worked together with Japan Energy's contracted distributors to improve customer satisfaction by continually improving its business processes, based on the customer feedback survey which began from the fiscal year ended March 2006. As for lubricants, Japan Energy released JOMO Hydlux SES in October 2006, to expand our line of environmentally friendly lubricants and help protect the global environment.

Basic Strategy

■ Sharp improvement in customer satisfaction

Regarding retail sales, Japan Energy will promote efforts to build profitable, competitive SS that are trusted by customers while offering an unsurpassed level of customer satisfaction, with the goal of realizing the spirit behind "JOMO's hospitality." Japan Energy will also expand the network of Value Style SS while enhancing our self-service stations and educating station staff to reinforce the competitiveness of service station network. In the area of LPG, Japan Energy will operate a cylinder filling and shipping facility at Kashima Oil Refinery, following a similar arrangement at Mizushima Oil Refinery, and thereby establish a system with which cylinders can be delivered directly to end users in addition to the conventional method of shipment by tank lorries. Such a system should reduce the total logistics costs (including filling and delivery costs), and will eventually help increase the competitiveness of Japan Energy. Regarding lubricants, Japan Energy works to increase sales of high-performance and high added-value products. In the growing Chinese market, Shanxi Japan Energy Lubricants Co., Ltd. (Yangquan Municipality, Shanxi Province) produces and sells lubricants and Japan Energy (Shanghai) Trading Co., Ltd. enhances our sales network for petroleum products, mainly lubricants.

Ratio of JOMO self SS


Number of SS (thousand)
Self SS ratio (%)
60
55
50
45
40
20
15
10
5
0
00
01
02
03
04
05
06
07
(As of March 31)
SS Total (Japan)
Self SS Ratio (Company total*)
Self SS Ratio (Japan)

* Company total: Japan Energy owned + Independent (Distributor and retailer)
Source: Ministry of Economy, Trade and Industry, The Oil Information Center, Company data

Ratio of company-owned SS


Number of SS
Company-owned SS*1 ratio (%)
5,000
4,000
3,000
2,000
1,000
0
31
30
29
28
27
26
00
01
02
03
04
05
06
07
(As of March 31)
Company-owned SS*1
Company SS total*2
Company-owned SS ratio

*1. Company-owned SS: Japan Energy-owned SS
*2. Company SS total: Japan Energy-owned + Independent (Distributor and retailer) SS
Source: Company data



Petroleum
Up stream
Down stream
Mid stream

Petrochemical



Paraxylene unit (Chita Oil Refinery) [Aichi Prefecture]

Overview

■ Promoting projects to increase production of aromatic products

The three oil refineries of Japan Energy Group produce a broad range of aromatic products, including paraxylene, cyclohexane and BTX (benzene, toluene, xylene), which are used as basic component materials for synthetic fibers, synthetic resins and so forth. Japan Energy Group also produces normal paraffin, a raw material for surface-active agents, etc., as well as propylene, a material for making acrylic resins with an integrated system of production starting from crude oil treatment.

A business entity, Kashima Aromatics Co., Ltd. was established to handle the project to increase production of aromatic products at Kashima Oil Refinery. Following capital participation from Mitsubishi Chemical Corporation and Mitsubishi Corporation in June 2006, the alliance effectively established a joint-venture structure among the three companies. The facility construction works at Kashima Aromatics Co., Ltd. are progressing smoothly toward the scheduled startup in January 2008. In addition, Japan Energy Group has expended efforts to increase the sale of environmentally friendly industrial detergents and has begun selling latent heat storage materials on a trial basis, for which an increase in demand is expected.

Basic Strategy

■ Aiming to be a leading petrochemical producer in Asian market

The strong demand for polyesters in East Asia is supporting demand for paraxylene, and its price is expected to remain high in the foreseeable future. With the capacity expansion of the aromatics production units at Kashima Oil Refinery (scheduled to start operation in January 2008), Japan Energy will build a production capacity equivalent to 1,020,000 tons of paraxylene and 520,000 tons of benzene. These large production capacities will help Japan Energy Corporation early establish a position as one of the top petrochemical producers in Japan, and also a leading producer of petrochemical products in Asian market. Japan Energy Group will also work to expand sales of industrial detergents, latent heat storage materials and other functional products.

Production capacity for petrochemical products

As of March 31, 2007	(Tens of thousands of tons/year)
Benzene	33
Toluene	21
Xylene	70
Cyclohexane	22
Paraxylene	60
Normal paraffin	13
Propylene	9

Paraxylene price in Asian market



(U.S. dollars/tons)
1,200
900
600
300
0
00
01
02
03
04
05
06
07
(Years ended March 31)
Spread
Paraxylene price (ACP base)
Naphtha price (MOPJ)

Source: Company data



Topics

Increasing Production Capacity for Petrochemical Products at Kashima Oil Refinery

Construction of aromatics production units is progressing smoothly at Kashima Oil Refinery ahead of the scheduled startup in January 2008. The new units will increase production output of paraxylene and other products for which East Asian demand remains strong.



Outline of capacity expansion

Expansion capacity	Paraxylene 420,000 tons/year Benzene 190,000 tons/year
Total investment	70 billion yen
Start of construction	September 2006
Start of operation	January 2008

Main business entity

Kashima Aromatics Co., Ltd.	
(Ownership)	
Japan Energy Corporation	80%
Mitsubishi Chemical Corporation	10%
Mitsubishi Corporation	10%

Question What is paraxylene?

A Paraxylene is used as a material for making polyester fibers and PET bottles, etc.



Oxidation refining
Polymerization
Paraxylene
Purified Terephthalic Acid (PTA)
(Ethylene glycol)
Polyester

Question How will production capacities for petrochemical products change once the Kashima project is completed?

A The current production capacities will increase substantially, by approximately 70% for paraxylene and approximately 58% for benzene.

Annual production capacity of petrochemicals in Japan Energy Group

Products	Present	Increase by the project	Production capacity after expansion	
Paraxylene	600,000t	+ 420,000t	→ 1,020,000t	70% up
Benzene	330,000t	+ 190,000t	→ 520,000t	58% up

Question The prices of petrochemical products seem to be fluctuating significantly. Why do we continue to see high prices?

A High prices are due to growing demand in China and other East Asian countries. The strong regional demand will likely keep the supply and demand situation fairly tight in the near future.

Paraxylene supply and demand in Asian market



(1,000t/y)
24,000
22,000
20,000
18,000
16,000
14,000
12,000
05
06
07
08
09

■ Production volume of Paraxylene in Asia
Consumption (Necessary volume of Paraxylene for production of PTA[*1] in Asia)

*1. PTA= Purified Terephthalic Acid
*2. Difference between supply and demand due to amount of influx from outside the area (Middle East, U.S., etc).
Source: Petrochemical Consultants International and Company data

Business Development and Others



JOMO ECOCUBE



Japan Energy received the "Technology Achievement Award" from the Research Association for recycling of waste plastics, based on its contribution to the promotion of used-plastics recycling.

Overview

■ Agreeing on a business alliance with Nippon Oil Corporation encompassing wide-ranging fields

In June 2006, Japan Energy agreed in principle on a business alliance with Nippon Oil Corporation covering wide-ranging fields (upstream operations, refining, logistics, fuel cell and technical development), in order to enhance its competitiveness in the global market and achieve synergy for mutual growth with Nippon Oil Corporation. Specific measures have already started in each area.

Regarding business development, we drove forward our research and development efforts in fuel cell technology, and also participated actively in the large scale experiments with stationary fuel cell sponsored by the Japanese government. Japan Energy Group also accelerated the plan (currently in the examination stage) to establish a recycling business involving waste plastics, etc. Japan Energy Group had already introduced to Mizushima Oil Refinery, in the fiscal year ended March 2005, the processing technology and oil-refining facilities needed to recycle the pyrolytic oil produced from a petrochemical plant that processes waste plastics, and thereby produce petrochemical products.

Additionally, in May 2006, Japan Energy signed an agreement with JMD Greenhouse Gases Reduction Co., Ltd. whereby we will acquire emission credits for 1.5 million tons of equivalent CO_2 from JMD. This agreement represents another example of our efforts to prevent global warming.

Basic Strategy

■ Focus on energy and the environment as key areas

Regarding business development, Japan Energy Group focuses on energy and the environment as the key areas in which to further promote our research and development efforts in fuel cell technology. At the same time Japan Energy Group continues participation actively in the large scale experiments with stationary fuel cells through the promotion of the fuel cell system "JOMO ECOCUBE." Japan Energy Group also embarks on new projects and actively develop business opportunities in environmental area.

To address environmental issues, Japan Energy Group continues with its ongoing programs and measures to promote energy conservation. Concurrently, Japan Energy Group works to acquire CO_2 emission credits and promote the use of biogasoline in order to fulfill its social responsibility as a good corporate citizen under the corporate social responsibility strategy.



Made in Japanの資源。
日本の先端技術は銅なるのだろう。
これからのIT進化を支えていくのは、
進化する銅です。
◎導電性とバネ性の両方を備えているのは
金属だけ。中でも銅は格段に導電率がよい。
↓
今やIT進化には欠かせない
最先端素材。
◎その日本の銅の約40%を、
私たちが生産しています。
●銅もどんどん進化しています。
⇒薄い!…例えばコンピュータの
プロセッサの配線は
0.065ミクロンの世界。
⇒強い!…例えば携帯電話の
折り曲げ部分=ヒンジ。
18ミクロンの厚さで20万回もの屈曲に
耐える圧延銅箔が使われています。
20万回!
圧延銅箔では、ダントツの世界シェア70%
◎コネクタなどに使われている、りん青銅、
チタン銅などの成分はそのまま、材料特性を
格段にアップ! → 環境にやさしいハイパー素材に!
◎デジタル時代の銅は、資源のヒーローです。
石油も、銅も。
新日鉱ホールディングス
JOMO / ジャパンエナジー
日鉱金属

Newspaper advertisement highlighting Nippon Mining & Metals Group's high share of the global copper product market



Nippon Mining & Metals Group is engaged in a broad range of the non-ferrous metals business mainly in copper, from upstream to downstream, including resource development, smelting and refining, electronic materials, metal manufacturing, and recycling and environmental services. As a global company dealing with non-ferrous resources and materials, Nippon Mining & Metals Group implements dynamic business strategies while expending efforts to drive continuous innovation in the productivity of resources and materials.

Masanori Okada
President and Representative Director
Nippon Mining & Metals Co., Ltd.

Income before special items

■ Accounting segment



(Billions of yen)
Inventory valuation
82.8
7.0
75.8
(1.2)
6.2
2.6
68.2
134.1
(9.9)
143.9
1.4
6.8
7.7
128.0
Resources and Metals
Electronic Materials
Metal Manufacturing
Metals Group adjustments
Metals total
Income before special items excluding the impact of inventory valuation
Segment breakdown*
2006
2007
*Segment breakdown is adjusted to the value excluding the impact of inventory valuation
(Years ended March 31)

■ The medium term management plan



Metals
Resource Development
Up stream
Down stream
Electronic Materials, Metal Manufacturing, Recycling and Environmental Services
Smelting and Refining, etc.



(Billions of yen)
82.8
7.0
75.8
134.1
(9.9)
143.9
112.0
(1.5)
113.5
112.2
90.0
(2.5)
92.5
Metals total
Segment breakdown
2006 Actual
2007 Actual
2008 Forecast
2010 Plan
(Years ending March 31)
Upstream (Resource Development)
Midstream (Smelting and Refining)
Downstream (Electronic Materials, Metal Manufacturing, Recycling and Environmental Services)
Inventory valuation
Amendment to tax depreciation system

	2006 Actual	2007 Actual	2008 Forecast	2010 Plan
Copper price assumptions	186 ¢/lb	316 ¢/lb	302 ¢/lb	200 ¢/lb


Metals
Up stream
Down stream
Mid stream

Resource Development

Overview

■ Steady operation of three mines in Chile, including Los Pelambres Mine

Regarding resource development, Nippon Mining & Metals Group is actively participating from the development stage in a number of promising resource development projects overseas, mainly in Chile. Nippon Mining & Metals has equity stakes in the Los Pelambres Mine, the Collahuasi Mine and the Escondida Mine and all three mines have operated stably and enjoyed high earnings, thanks to rising copper prices. In May 2006, Pan Pacific Copper Co., Ltd. (PPC, a joint venture owned 66% by Nippon Mining & Metals and 34% by Mitsui Mining & Smelting Co., Ltd.) acquired Regalito Copper Corp. (Canada), which owns the rights to the Caserones (former Regalito) Copper Deposit (Chile). Following the acquisition, PPC launched a project to develop copper mine.



Los Pelambres Mine (Chile)

Basic Strategy

■ Active promotion of mine development projects

Along with investing in and financing promising mine operations to achieve a stable supply of copper smelting materials and obtain investment returns, Nippon Mining & Metals Group is actively involved in mine development projects aimed at building an integrated operation system that encompasses ore exploration through hydro-metallurgy. As part of that effort, Nippon Mining & Metals Group is now implementing a project at Caserones Copper Deposit (Chile) to build an integrated production system from mining to producing refined copper by using the SX/EW process. Nippon Mining & Metals Group will also drive independent exploration projects to promote mine development and acquire more mining interests. Through such efforts Nippon Mining & Metals Group will become an integrated copper producer with comprehensive abilities in all copper related operations, from mining to smelting and refining.

Principal overseas mines

Mine	Location	Ownership	2006* copper concentrates sales (amount of copper)
Escondida Mine	Chile	2.0%	1,158 thousand tons
Los Pelambres Mine	Chile	15.0%	336 thousand tons
Collahuasi Mine	Chile	3.6%	381 thousand tons
Padcal Mine	Philippines	Financing	—

* calendar year

SX/EW process (solvent extraction/electrowinning)

It is a hydro-metallurgical process used to extract copper from copper ores, in which mined ores are piled and a weak acid solution is sprayed over them to leach contained copper. Copper ions in the leach solution are then extracted using a solvent and, ultimately, transferred to an electrowinning stage to be turned into fine copper.

This process has seen widespread adoption in recent years and now accounts for about 20% of worldwide copper production.


Mining
Leaching
SX/EW
Shipment
Pit
Crasher
Stock
Conveyer
Stock
Crasher
Dump leaching (low grade)
Heap leaching
Plant
Refined copper
SX/EW
Port

Caserones Copper Deposit Development Project

Nippon Mining & Metals Group is currently conducting a feasibility study on the development of Caserones (former Regalito) Copper Deposit in Chile, toward a scheduled completion at the end of 2008. Nippon Mining & Metals Group will utilize the SX/EW process, to build an integrated production system in overseas from mining to producing refined copper.



Overview of Caserones Copper Deposit development project

Resources	0.63 billon tons (approx. 2.7 million tons in copper volume)
Copper grade	0.43%
Production capacity	Expected to produce 110,000 to 150,000 tons of copper cathodes [illegible] process

Development schedule

Until the end of 2008	Completion of feasibility study
2009–2010	Construction of production facilities
2011	Start of production and operation

Question

What will be the areas examined, based on preliminary study results, to determine whether or not full-scale mine development should start?

A In the feasibility study, Nippon Mining & Metals Group will conduct additional boring (prospecting) and other evaluations to estimate the copper deposits, copper grade, construction costs for prospecting/smelting facilities and various other items, and thereby examine the economic viability of the project in greater detail. Nippon Mining & Metals Group will make the final decision at the end of 2008 on whether or not to start full-scale mine development, and in the process will consider these preliminary study results along with the country risks, copper price trend, etc.

Question

We often hear the term "ratio of copper from owned mines." Why is it important to increase this ratio?

A Today the rapid economic growth in the BRIC countries is boosting copper consumption, and smelters in the countries such as China and India are increasing their production capacities to meet the demand. However, efforts to develop new mines are limited, and this is creating a tight supply and demand condition for copper concentrates. Given that situation, Nippon Mining & Metals Group is working to develop new mines and acquire mining rights so as to increase the amount of copper concentrates procured from owned mines and thereby boost the "ratio of copper from owned mines." Through these efforts, Nippon Mining & Metals Group is endeavoring to achieve a stable supply of copper concentrates and increase investment returns from mining operations.

World copper concentrates supply and demand


(Thousands of tons)
Supply and demand balance (Thousands of tons)
16,000
15,000
14,000
13,000
12,000
11,000
10,000
750
500
250
0
(250)
(500)
(750)
99 00 01 02 03 04 05 06 07 08 09 10
World supply
World demand
Supply and demand balance

Source: Company data

Procurement of copper concentrates

Copper contained in concentrates procured by PPC in the fiscal year ended March 2007: Approx. 510,000 tons


Copper procured from three Chilean mines in which Nippon Mining & Metals Group owns interests (approx. 90,000 tons)
Approx. 18%
Ratio of copper from owned mines
Approx. 58%
Copper procured from mines invested or financed by Nippon Mining & Metals Group (approx. 290,000 tons)
Slightly more than 30%
If Caserones Copper Deposit starts producing around 110,000 tons annually in 2011 onward, the amount of copper procured from the mines in which Nippon Mining & Metals Group owns interests will increase. As a result, the ratio of copper from owned mines is expected to exceed 30%.


Metals
Up stream
Down stream
Mid stream

Copper Smelting and Refining



Saganoseki Smelter & Refinery
(Nikko Smelting & Refining Co., Ltd.)
[Oita Prefecture]



Tamano Smelter
(Hibi Kyodo Smelting Co., Ltd.)
[Okayama Prefecture]



Onsan Refinery (LS-Nikko Copper Inc.)
[Korea]

Overview

■ Enhancement and expansion of existing smelting operations

In April 2006, all shares and related assets of Nikko Smelting & Refining Co., Ltd., which inherited the copper smelting and refining operations of Nippon Mining & Metals and Hibi Kyodo Smelting Co., Ltd. owned by Mitsui Mining & Smelting Co., Ltd. were transferred to Pan Pacific Copper Co., Ltd. (PPC). With these share/asset transfers, the domestic smelting and refining business of the two companies were integrated with PPC.

In March 2007, Saganoseki Smelter & Refinery of Nikko Smelting & Refining Co., Ltd. completed its engineering facility enhancement work aimed at ensuring production volumes while responding flexibly to lower-grade copper concentrates and fluctuating ore compositions, as well as engineering work for other improvements including the shift of existing refining processes to the permanent-cathode method. At Tamano Smelter of Hibi Kyodo Smelting Co., Ltd., enhancement work was completed in January 2007 to increase the refined copper production capacity to 260,000 tons (including 160,000 tons corresponding to PPC's interests). Both smelters, including their upgraded facilities, are operating smoothly.

Saganoseki Smelter & Refinery of Nikko Smelting & Refining Co., Ltd. recovers the precious and rare metals from anode slime produced in the copper refining process by hydro-metallurgical process, using the first equipment of its kind in Japan.

Basic Strategy

■ Building the world's top-class alliance of copper producers in both quality and quantity

The tight supply and demand condition for copper concentrates is driving smelting margins lower in the custom-ore market. Although the situation is expected to ease somewhat through increased production at existing mines and development of new mines, rising fine copper production in India, China and other emerging economies will likely keep smelting margins low in the foreseeable future. During this challenging time Nippon Mining & Metals Group will work to improve margins by negotiating better purchasing terms for custom copper concentrates. Nippon Mining & Metals Group will increase the competitiveness of each smelter under the unified operations of PPC, while also stepping up our alliance with LS-Nikko Copper Inc. to build the world's top-class alliance of copper producers in both quality and quantity.

Ranking of world's leading producers of refined copper

Company	(Tens of thousands of tons) Production volume per annum
1. Codelco	171
2. PPC / LS-Nikko Copper	124
3. Phelps Dodge	80
4. Norddeutsche Affinerie	57
5. KGHM Polska Miedz	56

Source: Brook Hunt

No.1 in Asia and a world leader


Nippon Mining Holdings
100%
Nippon Mining & Metals
66.0%
39.9%
Pan Pacific Copper Co., Ltd. (PPC)
610,000t [Japan]
450,000t
Saganoseki Smelter & Refinery
Hitachi Works
160,000t*1
Tamano Smelter
LS-Nikko Copper Inc.
510,000t [Korea]
510,000t
Onsan Refinery
Janghang Refinery
34.0%
5.0%
Mitsui Mining & Smelting Co., Ltd.

*1. Capital participation by PPC
*2. % means percentage of direct and indirect capital participation



Metals
Up stream
Down stream
Mid stream

Recycling and Environmental Services



Hydro-metallurgical plant for recovery of precious and rare metals

Overview

■ Efficient collection of valuable metals and detoxification of industrial wastes

As part of the recycling and environmental services business, Nippon Mining & Metals Group has built a nationwide network with the subsidiaries of the recycling and environmental services business, including Nikko Environmental Services Co., Ltd., and the business has been operating smoothly.

Drawing on the technologies and experience cultivated over many years of involvement in mining and smelting operations, Nippon Mining & Metals Group is providing "recycling business" for the effective collection of copper, precious metals and other valuable metals contained in electronic components, as well as "environmental services business" which manages detoxification of industrial wastes and recovery of valuable metals, with the capability of handling difficult-to-process waste materials.

Basic Strategy

■ "Zero Emission, Clean Recycling"

Nippon Mining & Metals Group is driving HMC (Hitachi Metal Recycling Complex) project to construct a copper recovery furnace and hydro-metallurgical plant for recovery of valuable metals at Hitachi Works. Nippon Mining & Metals Group will also bolster and expand the business foundation by increasing the collection volumes of scrap containing precious and rare metal, stepping up the recovery system for valuable materials through R&D and increasing the processing capabilities of the plant. To address the growing environmental concerns among consumers, Nippon Mining & Metals Group will work to establish various recycling and environmental services based on advanced technologies under the slogan "Zero Emission, Clean Recycling."

Network of the recycling and environmental services business



Tomakomai Chemical Co., Ltd. [Hokkaido]
Nikko Tsuruga Recycle Co., Ltd. [Fukui Prefecture]
Nikko Shoji Co., Ltd. /Amagasaki Center [Hyogo Prefecture]
Nikko Shoji Co., Ltd. /Kyushu Branch Office [Fukuoka Prefecture]
Operation plants
Bases for marketing and raw material consolidation
Nikko Mikkaichi Recycle Co., Ltd. [Toyama Prefecture]
Nippon Mining & Metals /Hitachi Works [Ibaraki Prefecture]
Nikko Environmental Services Co., Ltd. [Ibaraki Prefecture]
Nippon Mining & Metals
Metals Recycling & Eco Business Division [Tokyo]
Nikko Shoji Co., Ltd.
Head Office, Tokyo Recycle Techno Center [Tokyo]
Maruwn Corporation
Higashi-ogijima Logistic Center [Kanagawa Prefecture]
Nikko Shoji Co., Ltd. /Osaka Regional Office [Osaka Prefecture]
Nikko Smelting & Refining Co., Ltd. /Saganoseki Smelter & Refinery [Oita Prefecture]


Up stream
Down stream
Mid stream

Electronic Materials



Isohara Works [Ibaraki Prefecture]



MAQINAS®

Overview

■ Holding large shares in electronic material products throughout the global market

With its expertise in non-ferrous metals, Nippon Mining & Metals Group offers a wide spectrum of electronic material products that hold large shares in global markets, such as high purification, high-density sintering and surface treatment technologies.

Demands for sputtering targets for LSIs, FPDs (flat panel displays) and magnetic recording media such as hard disks are growing. Nippon Mining & Metals Group has a plan to invest approximately 10 billion yen in expanding the production capacity principally at Isohara Works. Construction work has already begun under the facility expansion plans.

In April 2006, electro-deposited copper foil production in the United States was discontinued with the closure of the local plant.

Basic Strategy

■ Establishing a firmer position as the first vendor

The demand for electronic materials is expected to increase further, due in part to the growing demand for digital consumer electronics, mobile phones and other IT products, and partly to the progress of car electronics. The prices of electronic materials will likely fall further on the back of intensifying competition in the market for final products.

Regarding treated rolled copper foil and sputtering targets for semiconductors, Nippon Mining & Metals Group will establish a firmer position as the first vendor – the most reliable partner for customers – and thereby expand the profit base, through a number of measures including the enhancement of our existing production facilities to flexibly meet the growing demand. Caused by a delay in the LCD panels demand recovery and severe price competition, profitability of sputtering targets for FPDs have fallen. Nippon Mining & Metals will quickly restore profitability in this market, thorough implementing the measures for cost reduction and improve productivity. With regard to electro-deposited copper foil, Nippon Mining & Metals Group will increase cooperation among production facilities and sales companies in Japan and abroad, improve productivity, expand the sales of products offering high functionality and high added value, and make various other efforts to improve earnings. Nippon Mining & Metals will also work on new technologies such as high-function plating materials for high-end applications in semiconductors and other products, as well as the dual-layer CCL material (MAQINAS®), an ultra-thin copper plated film substrate for mounting of semiconductor components (Chip-on-Film), and thereby achieve their commercialization at the earliest possible date.

IT related products – Applications of main products

Portfolio of products with high global market share

	Main products	Global market share	Primary applications
	Treated rolled copper foil	70% No.1	Flexible printed circuit boards
	Electro-deposited copper foil	12% No.3	Rigid printed circuit boards
	Sputtering targets for LSIs	60% No.1	CPUs, memory chips, etc.
	Sputtering targets for FPDs	45% No.1	Transparent electrodes
	HDD targets	30% No.2	HDD (Hard disk drives), etc.
	Phosphor bronze	17%*1 No.1	Connectors
	Corson alloys (C7025)	50% No.1	Lead frames, Connectors
	Titanium copper alloys	60% No.1	High-class connectors, etc.


Up stream
Down stream
Mid stream

Metal Manufacturing



Kurami Works [Kanagawa Prefecture]



High-precision gold-plated products for connectors

Overview

■ Strong results for key products, including phosphor bronze

In the metal manufacturing business, Nippon Mining & Metals Group conducts precision rolling of copper alloy, special steel and foil products with high quality and high-value added features, and precision fabrication of electronic components.


End-use applications
PCs
Mobile phones
FPDs
Digital AVs
Telecom infra.
Auto mobiles

*1. Asian market share

*2. ◎ means main end-use applications

In the precision rolling business, Kurami Works in Japan steadily operated, including its special copper alloy melting and casting facilities, and the sales of the main products such as phosphor bronze as well as titanium-copper products for use in high-grade connectors were brisk. Precision fabrication business also enjoyed strong sales of gold-plated materials and other surface-treatment applications for connectors and automotive components. Hitachi Works of Nikko Fuji Electronics Co., Ltd., a domestic production base, saw steady operations of its surface-treatment lines. Nikko Fuji Precision (Wuxi) Co., Ltd. (China) which was established to expand the surface-treatment business in China, began operation in March 2007. In April 2007, Materials Service Complex Malaysia Sdn. Bhd. was established to act as a coil center in Malaysia.

Basic Strategy

■ Strategic focus on products offering high added value

IT demand is expected to show stable growth in the medium-to-long term, due to the growing use of advanced electronics. In the precision rolling business, Nippon Mining & Metals Group will remain strategically focusing on products offering high added value and further boost its profit base, by expanding its lineup of products for automotive parts in conjunction with the growing demand for high-function electronic components in automotive electronics, and also developing titanium-copper products for high-grade connectors into a new key product category that supports revenue. In the precision fabrication business, Nippon Mining & Metals Group will step up surface-treatment operations and connector-related operations mainly in regard to the automotive applications manufactured at Nikko Fuji Electronics Co., Ltd., and will expand operations relating to electrode components for FPD backlights.

Developing the business in the burgeoning market in Asia through communication among domestic and overseas business bases, Nippon Mining & Metals Group is pushing forward with product development and technological innovation by anticipating market needs for higher functionality and quality.

Technology Development



Pilot plant for hydro-metallurgical copper recovery process smelting



Heap leaching at copper mine in Chile

Overview

■ Harnessing synergy in technology development

Consequent upon the expansion of the sphere of business through the integration of three metal companies in 2006, Nippon Mining & Metals Group is working to develop technologies in a wide range of fields, from resources development, smelting and refining, electronic materials, and metal manufacturing, to recycling and environmental services, under the principal management theme of innovation in the productivity of resources and materials. Nippon Mining & Metals Group is also integrating and advancing technologies in each business and harnessing the synergies among various technologies in order to create technologies that will differentiate our products from others, and to help us increase our development efficiency.

Basic Strategy

■ Continuous effort toward innovation in the productivity of resources and materials

In the areas of resources development and smelting and refining, Nippon Mining & Metals Group continues working toward the commercialization of a new copper smelting and refining process based on a hydro-metallurgical process, and concurrently, actively, to promotes a development project aimed at creating a bio-mining technology utilizing microorganisms in collaboration with Corporación Nacional del Cobre de Chile (CODELCO), a state-owned copper company in Chile.

Regarding the electronic material business, Nippon Mining & Metals Group will develop the products and technologies that will be required by the next-generation of electronic materials, including magnetic targets for hard disks using vertical magnetic recording media, high-function targets for next-generation semiconductors, and single-crystal technology supporting larger application sizes for use with compound semiconductor materials. In the area of metal manufacturing, Nippon Mining & Metals Group will continue working toward the development of high-function copper alloys such as "GIGALLOY®," which combines strength at the one gigapascal level with excellent bend formability, which were impossible to achieve with traditional copper alloys.

Other Operations
(Independent Operating and Functional Support Companies)

In addition to companies whose core business relates to petroleum and metals, the Company Group includes independent operating companies engaged in production of titanium, electric wires and cables, land transport, and information services, as well as functional support companies that provide services to meet the common administrative needs of companies throughout the Company Group.

Independent Operating Companies

Each independent operating company is committed to bolstering its business foundation and increasing its earnings capacity to enhance its enterprise value. Nippon Mining Holdings supports the growth strategy of each company. Tatsuta Electric Wire & Cable Co., Ltd. (wire and cable business; listed on the first section of the Tokyo Stock Exchange and first section of the Osaka Securities Exchange) is an integrated manufacturer active in the optical and electronic components markets. Toho Titanium Co., Ltd. (titanium manufacturing; listed on the first section of the Tokyo Stock Exchange) is an integrated manufacturer of titanium, offering various titanium products including metal titanium, catalysts and electronic industrial materials, etc. Maruwn Corporation (land transportation business; listed on the first section of the Tokyo Stock Exchange) is upgrading its services as a comprehensive provider of logistical services that places its top priority on safety in operation and transportation.

Central Computer Services Co., Ltd. (information services business) provides a wide range of IT solutions to clients both inside and outside the Company Group. Other companies, including Nichiyo Engineering Corporation, are striving to reinforce their business bases and improve their earnings capabilities.

Functional Support Companies

The common administrative tasks of the Company Group, such as financing, administrative services, environmental management, research/consulting and materials procurement, are efficiently conducted by functional support companies, including Nippon Mining Finance Co., Ltd.

Nippon Mining Finance Co., Ltd.	Funds procurement
Nippon Mining Business Support Co., Ltd.	Administrative services
Nippon Mining Ecomanagement, Inc.	Environmental management
Nippon Mining Research & Technology Co., Ltd.	Research/consulting
Nippon Mining Procurement Inc.	Materials procurement

Research and Development Activities of the Nippon Mining Holdings Group

As a group of companies dealing with resources, energy and materials, the Company Group is striving to increase the technical capability and development capability of the Company Group as a whole under the theme of "contributing to the sustainability of resources, energy and materials on a global basis and helping group companies achieve sustainable growth while increasing their competitiveness."

Amid the intensifying race to develop new technologies, the technical and development foundation of the Company Group as a whole must be improved and enhanced in order for the Company Group to grow continuously. Accordingly, in June 2005, the Company established the "Group Technology Committee" along with the "Technology & Development Group" to serve as a dedicated secretariat for the Committee.

In addition to the technological development structure of each group company, the Group Technology Committee actively promotes cross-company efforts within the Company Group and thereby establish a better foundation for technology and development. Under the committee's leadership the Company is expanding its efforts toward developing technologies and businesses that will in the future enable sustainable growth and development. In addition to the fields where the Company Group already has business infrastructure, its key targets in these efforts include distributed energy, environmental preservation and recycling, the automotive industry, and other fields that are closely related to the Company Group's business operations, and where the Company Group can harness significant synergies.

In the area of distributed energy, the Company and Toho Titanium Co., Ltd. established Japan Solar Silicon Inc. in January 2007 as a joint venture with Chisso Corporation to establish the polysilicon production technology for photovoltaic power generation based on the zinc-reduction method.

About the conditions of research and technological development relating to petroleum business and metals business, please refer to pages 23 and 32.






Research and development cost


(Millions of yen)
12,000
10,000
8,000
6,000
4,000
2,000
0
7,890
7,073
8,063
9,646
10,047
2003
2004
2005
2006
2007
(Years ended March 31)

Business and Other Risks

Matters that may have a material impact on the business of the Nippon Mining Holdings Group include those set out the following. Forward-looking statements made in this section are, unless otherwise stated, judgments made by the Company as of the date of compilation of these materials.

Risks Affecting the Entire Group

(1) Country risks relating to sources of raw-material supplies

The Company Group procures large quantities of raw materials outside Japan. In particular, it is almost entirely dependent on limited crude oil reserves in the Middle East and Indonesia, and on limited copper concentrate sources in South America, Southeast Asia and Australia. Country risks in those countries or regions, for example involving political instability, social unrest, deterioration in economic conditions, or changes in laws or policies, may have an impact on the Company Group's business performance.

(2) Risks associated with business operations in East Asian countries, particularly China

Sales of products such as copper, petrochemical products, electronic materials, and metal manufactured products made by the Company Group depend heavily on demand in East Asian countries, notably China, and the Company Group expects to achieve further business expansion in those regions.

In the event that, for whatever reason, there is a decline or other changes in demand for the Company Group's products in these areas, it may have a material impact on the Company Group's financial condition and business performance.

(3) Risks relating to foreign exchange rate fluctuations

In the Company Group, receipts and payments arise from business transactions denominated in foreign currencies, and the Company Group also has substantial assets and liabilities denominated in foreign currencies. In consequence, fluctuations in foreign exchange rates may affect the amounts of assets, liabilities, receipts and payments when converted into yen.

In addition, fluctuations in foreign exchange rates may also have a material impact when the financial statements of overseas consolidated subsidiaries or affiliated companies accounted for by the equity method are converted into yen.

(4) Risks relating to collaboration with third parties and business investments

The Company Group collaborates with third parties through joint ventures and other means, and also makes strategic investments in other companies in a variety of fields of business. These partnerships and investments play an important role in the Company Group's business, and in the event that, for various reasons, key joint ventures experience financial difficulties, or it is not possible to achieve the desired results from collaborative relationships or investments, this may have a material impact on the Company Group's financial condition and business performance.

(5) Risks relating to business restructuring

The Company Group is taking steps to reduce costs, centralize its business activities, and enhance efficiency. During the fiscal year ended March 31, 2007, the Company Group recorded a ¥5.2 billion special loss in reorganization and restructuring costs relating to overhauls and closures of affiliates, and it is possible that further substantial special losses relating to restructuring may occur in the future.

In the event that the Company Group is unable to execute this business restructuring appropriately, or that the restructuring does not achieve the envisaged improvements in the Company Group's business operations, this may have a material impact on the Company Group's financial condition and business performance.

(6) Risks relating to capital expenditure and investments

Continuous capital expenditure and investments are necessary for the ongoing maintenance and growth of the Company Group's business. However, it is possible that, for such reasons as inadequacy of cash flow, it may become difficult to implement these plans. In addition, it is possible that actual investment amounts will greatly exceed projections, and that projected earnings will not be forthcoming.

(7) Risks relating to environmental regulations

The Company Group's business is subject to a wide range of environmental regulations. These regulations impose expenses for environmental cleanups, and if environmental pollution were to occur, they would require to pay fines and compensation, making it difficult for the Company Group to continue its operations.

The Company Group's operations give rise to considerable quantities of waste water, gas emissions and waste matter, and unforeseen circumstances may cause the volumes of these discharges to rise above their permitted level. It is also possible that in the future these regulations will be applied more strictly or strengthened, and also that new environmental regulations will be implemented that give rise to additional cost burdens. The obligations and burdens imposed on the Company Group by these environmental regulations and standards may have a material impact on the Company

Group's financial condition and business performance.

The Company Group has made due provision to reserves based on its expectation of the cost of environmental measures relating to soil purification, asbestos, and PCB (poly-chloride biphenyl) operations, but if new or further measures become necessary due to toughened environmental laws or regulations, this could have a material impact on the Company Group's financial condition or business performance.

(8) Risks relating to operations

The Company Group's business is exposed to a variety of risks relating to its operations, such as risks of fire, explosions, accidents, import or export restrictions, natural disasters, mine collapses, climatic or other natural phenomena, labor disputes, and restrictions on the transportation of raw materials or products. If any of these accidents, disasters, etc., were to occur, they could cause considerable loss.

The Company Group obtains insurance cover for accidents, disasters, etc., to the extent possible or appropriate, but notwithstanding this it is possible that compensation would not be obtained for all damage.

(9) Risks relating to intellectual property rights

For the execution of its business, the Company Group owns patents and other intellectual property rights of various kinds, but in certain circumstances it is possible that intellectual property rights may be difficult to obtain or their validity may be contested. It is also possible that the Company Group's corporate secrets may be disclosed or misused by a third party, or that as a result of the rapidity of technical progress, the protection afforded by intellectual property rights becomes inadequate with respect to technologies vital to the Company Group's business.

In addition, a claim from a third party of an infringement of intellectual property rights in regard to the Company Group's technologies may lead to the payment of substantial royalties or to the prohibition of use of the relevant technologies.

In cases such as those referred to above, in which the Company Group is unable to obtain, or make adequate use of intellectual property rights for the conduct of its business, the Company Group's business performance may be affected.

(10) Risks relating to the management of personal information

The Company Group manages personal information in relation to business activities such as petroleum product sales, information services, and the accumulation of precious metals. The implementation of the measures necessary to protect that information may necessitate considerable expense. Furthermore, the disclosure or misuse of customers' personal information may have a material impact on the aforementioned business activities.

(11) Risks relating to interest-bearing liabilities

At the end of March 2007, the Company Group's interest-bearing liabilities totaled ¥689.4 billion, D/E ratio was 1.11, and interest expenses totaled ¥13.3 billion for the fiscal year ended March 31, 2007.

The large size of these interest-bearing liabilities may restrict the business activities of the Company Group.

In addition, to make repayments of principal and interest relating to these liabilities, it may be necessary for the Company Group to raise funds by such means as additional borrowings, equity financing, and the sale of assets, but whether or not it is able to conduct this fund-raising will depend upon a variety of factors, such as the state of financial markets, the Company's share price, and whether or not there are buyers for the assets. Additionally, if interest rates rise either within Japan and overseas, the resultant increase in the interest burden may have a material impact on the Company Group's financial condition and business performance.

(12) Risks of write-down of inventories due to decreased profitability

In the fiscal year ended March 31, 2007 the Company Group voluntarily adopted "Accounting Standard for Measurement of Inventories" which will become mandatory on April 1, 2008. During the term under review, the Company Group recorded as a cost of sales an ¥8.3 billion write-down of domestic inventories due to decreased profitability.

In the event that net selling prices of inventories at the term-end are lower than their book values, due mainly to declines in market prices of crude oil, petroleum products and rare metals, their book values must be lowered to those net selling prices. The difference between book values and net selling prices must be charged to cost of sales. The possible write-down of inventories may have an effect on the Company Group's financial condition and business performance.

(13) Risks relating to the impairment of fixed assets

In the fiscal year ended March 31, 2007 the Company Group posted an impairment losses of ¥1.9 billion due to idle land assets.

In the future, if factors such as changes in the business environment cause the earnings potential of assets to decline and make it unlikely that the amount of investment will be recovered, their book value will be lowered to reflect the likelihood of recovery, and it will be necessary to post the amount of the reduction as an impairment loss. This may impact the Company Group's financial condition and business performance.

(14) Risks relating to establishment of an internal control system

The Company Group is making every effort to strengthen and upgrade an internal control system, by stepping up compliance and risk management measures and setting up internal financial reporting frameworks including establishment of an internal control promotion office.

In cases where the Company Group's internal control system cannot function efficiently, or situations arise in which reliable disclosure cannot be guaranteed, there is a risk of collapse of confidence among our stakeholders and this could materially affect the financial position and business performance of the Company Group.

Risks by Segment

Petroleum (Japan Energy Group)

(1) Risk relating to fluctuations in margins in the petroleum business

The margins in the Company Group's petroleum business are determined by factors beyond the control of the Company Group, largely by the relationship between crude oil prices and the prices of petroleum products. The range of the fluctuation has been considerable, and this trend is expected to continue for the next several years.

Factors influencing crude oil prices include the exchange rate of the yen against the U.S. dollar, political situation in oil-producing regions, production adjustments by OPEC, and global demand for crude oil. Factors that influence the prices of petroleum products include demand for petroleum products, domestic petroleum-refining capacity and capacity utilization ratios, the total number of service stations in Japan, and the number of self service stations.

The Company Group has decided to peg the prices of petroleum products to fluctuations in crude oil prices, but price competition and sluggish demand can make it difficult to raise the prices of petroleum products quickly. In consequence, this hinders the Company Group's ability to secure reasonable margins over the long term, which may have a material impact on the Company Group's financial condition and business performance. In addition, a fall in crude oil prices would lead to a substantial decline in the market value of the beginning inventory compared with its book value, and this may have a material impact on the Company Group's financial condition and business performance.

(2) Risks relating to sources of procurement of crude oil and petrochemical products

The Company Group procures all its crude oil from overseas, primarily in the Middle East. Some petrochemical products are procured abroad and in Japan. Factors such as changes in the political situation in oil-producing countries, and changes in the supply and demand balance for petrochemical products in Japan and abroad, could hamper procurement of crude oil and petrochemical products. Inability to secure an appropriate alternative supply may have a material impact on the Company Group's financial condition and business performance.

(3) Risks relating to competition

In the petroleum business, the Company Group competes with numerous powerful oil companies both domestically and overseas, including some that have more extensive operations, larger market shares, and greater funds and resources than the Company Group. Competition with these companies is intense, and the inability of the Company Group to conduct operations efficiently in this competitive environment may have a material impact on its financial condition and business performance.

Metals (Nippon Mining & Metals Group)

(1) Risks relating to market price fluctuations

The Company Group's copper business mainly derives its profit from its copper smelting and refining business and investments in overseas copper mines. Any changes in related market prices, as listed below, could have a material impact the financial condition and business performance of the Company Group.

Our copper smelting and refining business is that of a custom smelter that produces and sells refined copper, and the copper concentrate used as its raw material is purchased from mines overseas. The gross margin mainly comprises smelting margin and sales premium.

Smelting and refining margins are determined by negotiations with the mines that produce copper concentrate, but in recent years there has been a tendency for the supply of copper concentrate to the market to be inadequate as a result of factors such as a gradual decrease in high-quality copper ore, oligopolization by mining majors, and strengthened integration of mining and smelting. These factors are being compounded by increasing demand from smelters in countries such as China and India. In the buying market copper concentrate remains in short supply, placing downward pressure on smelting and refining margins. In addition, the Company Group's concentrate-purchasing contracts have been concluded in U.S. dollars, and some contracts include stipulations that the computation of smelting and refining margins is required to partially reflect fluctuations in international prices of copper. Therefore, smelting and refining margins decline when the yen appreciates in value and when international copper prices fall.

Sales premiums, which are added to international prices of copper, are determined through negotiations with customers after taking into consideration a variety of factors, such as tariffs on imports of copper, importation costs and product quality. Depending on the outcome of such talks, sales premiums could be adversely affected.

The Company Group is also exposed to the risk of reduced returns on equity-method investments in overseas copper mines, should there be any fall in international prices of refined copper, since prices of copper concentrate sold by mining companies in which we have invested are based on international prices of refined copper.

(2) Risks relating to the stable procurement of copper concentrate

The supply of copper concentrate to the market is becoming increasingly inadequate as a result of factors such as the gradual global decrease in high-quality copper ore, oligopolization by mining majors, and strengthened integration of mining and smelting. These factors are being compounded by increasing demand from smelters in countries such as China and India. It is possible that supply-and-demand conditions for copper concentrate will grow tighter still.

In view of this situation, the Company Group has been investing in and financing overseas copper mines with the objective of assuring stable supplies of copper concentrate. However, the financial condition and business performance of the Company Group could be materially affected if the Company Group is unable to procure the copper concentrate its smelters need at the appropriate time, due to any disruption of operations of overseas copper mines that supply it, including those it has invested in.

(3) Risks relating to factors such as demand fluctuations, technical innovation in the electronic materials business and the metal manufacturing business

Many customers for both the electronic materials business and the metal manufacturing business are in the IT and the consumer electronics equipment industries. In consequence, factors such as supply and demand conditions and price movements in those industries may have a material impact on the Company Group's business performance. Additionally, if the Company Group is unable to respond appropriately to rapid technical innovation or changes in customer needs, this may have a material impact on the Company Group's financial condition and business performance.

(4) Risks relating to competition in the electronic materials business and the metal manufacturing business

The electronic materials business and the metal manufacturing business are facing fierce competition, and some competitors in this field have powerful corporate strengths in comparison with those of the Company Group. This competition may have a material impact on the Company Group's business performance.

Price competition in electro-deposited copper foil has been fierce due to a long-standing state of global oversupply, but now demand has picked up considerably due to an improved business environment and the Company Group's measures to avoid such competition by specializing in high added-value products. As a result, competitive pressure is having less and less impact on the Company Group.

(5) Risks relating to fluctuations in raw material procurement prices in the electronic materials and the metal manufacturing business

The procurement prices of the raw materials used in the electronic materials business and the metal manufacturing business fluctuate in accordance with fluctuations in the market prices of metals and other materials. If increases in the procurement costs of these raw materials cannot be passed on in the form of higher product selling prices, or there is a decline in the market value of the beginning inventory compared with its book value, there may be a material impact on the Company Group's business performance.

(6) Risks relating to environmental issues surrounding Gould Electronics Inc. (a U.S. subsidiary)

In relation to environmental problems that arose in the past in its business activities, Gould Electronics Inc. (a U.S. subsidiary), is a potential responsible party with regard to specific designated areas within the United States under U.S. environmental laws such as the Superfund Act. The ultimate financial burden the subsidiary will bear may depend on numerous factors, including the quantity of the substance and its toxicity for which the areas were designated, the total number of other potential responsible parties and their financial condition, and remedial methods and technologies.

In relation to this matter, Gould Electronics Inc. is providing reserves that it considers appropriate, but as a result of the factors referred to above, the actual amount of the burden may exceed these reserves, in which case the Company Group's business performance may be affected.

Corporate Section

Directors, Auditors and Senior Officers (As of June 27, 2007)

Directors



Yasuyuki Shimizu
Chairman and
Representative Director



Mitsunori Takahagi
President and Representative Director
Chief Executive Officer



Kazuo Oki
Senior Managing Director
In charge of technology and development, Technology & Development Group



Fumio Ito
Managing Director
In charge of audit, Auditing Group
In charge of legal affairs, General Administration & Public Relations Group
In charge of Internal Control Promotion Department



Kiyonobu Sugiuchi
Managing Director
In charge of finance, Finance Group
In charge of management and IR, Corporate Planning & Control Group
In charge of Internal Control Promotion Department



Nobuyuki Yamaki
Director
In charge of general affairs, General Administration & Public Relations Group
Secretary-General
Nippon Mining Management College



Isao Matsushita
Director
(President and Representative Director, Japan Energy Corporation)



Masanori Okada
Director
(President and Representative Director, Nippon Mining & Metals Co., Ltd.)



Etsuhiko Shoyama
Outside Director

Corporate Auditors



Shinji Ono
Outside Full-time
Corporate Auditor



Koichi Seno
Full-time
Corporate Auditor



Isao Yamanashi
Full-time
Corporate Auditor



Hiroyasu Watanabe
Outside
Corporate Auditor

Senior Officers



Tomoyuki Urabe
Senior Officer
In charge of Planning, Affiliated Companies and IT, Corporate Planning & Control Group



Norio Tanaka
Senior Officer
In charge of legal affairs, General Administration & Public Relations Group
In charge of Internal Control Promotion Department
(Corporate Officer, Japan Energy Corporation)

Corporate Governance and Internal Controls

1. Basic Policy

To enhance enterprise value with efficient management throughout the Nippon Mining Holdings Group and ensure the optimal allocation of management resources, the Company Group respects the operating autonomy of each Group company. The Company Group management is structured around basic management agreements between the Company, as a pure holding company, and its core business companies. The Company's basic policy with regard to corporate governance is to maintain effective control over Group operations and ensure management transparency essentially by keeping operations separate from Group management through the holding company system.

Based on this basic policy, the Company ensures due respect for all its stakeholders — shareholders, employees, business partners and local communities — by managing its affairs with propriety and efficiency through enhanced management structures and internal control systems. By ensuring harmonious relationships with stakeholders, the Company Group continues to increase corporate value and ensure sound corporate management.

2.Corporate Governance System and Activities

(1) Composition and organizational operation of the Company

The Company has its own corporate auditors. All important management decisions on behalf of Group companies within the Company Group are made by units such as the Board of Directors and the Executive Committee to maximize the benefits for the Company Group as a whole. The Board of Directors and the Executive Committee met 21 and 27 times respectively during the year ended March 31, 2007. The chairman of the Company heads the Board of Directors.

A majority of directors are full-time directors of the Company as a rule and manage and supervise Group operations, independent of each business operation. At the same time, some of the Company's corporate auditors also serve as corporate auditors of core business companies to secure the effectiveness of auditing in the Company Group as a whole. Each president responsible for operations of each core business company reports to the Board of Directors and the Executive Committee on corporate governance performance in each core business.

In addition, at the 5th annual general meeting of shareholders held on June 27, 2007, one outside director was appointed to strengthen supervision of performance of duties by directors, to encourage greater transparency and objectivity in decision-making of the Board of Directors. Like other directors, this outside director attends meetings of the Board of Directors whenever possible, and is tasked with monitoring executive decision-making and performance of duties by directors.

Two of four corporate auditors of the Company are outside corporate auditors, and three were full-time auditors (including one outside auditor). The corporate auditors make up the Board of Auditors and monitor the conduct of operations by directors through steps such as attending meetings of the Board of Directors. The corporate auditors also work in close cooperation with certified public accountants (accounting auditors), the Company's internal auditing unit and corporate auditors at subsidiaries. They use the audits conducted by accounting auditors to enable them to conduct their own audits efficiently. One full-time employee is assigned to the Corporate Audit Office to provide support for the corporate auditors. At the 5th annual general meeting of shareholders, one replacement outside corporate auditor was appointed, in a supplementary role should the number of corporate auditors fall below statutory requirements.

Outside corporate auditors perform auditing activities based on the division of operations outlined in the audit plan, just like other corporate auditors. Although the time spent by outside corporate auditors on information gathering varies significantly depending on whether they work full-time or part-time, the results of each individual audit are reported and discussed during regular liaison meetings aimed at pooling auditing information and expertise. All outside corporate auditors attend nearly all meetings of the Board of Directors.

We have not appointed specialist support staff for the outside director, but instead support the outside director by immediately report findings when necessary to him through the Secretariat, General Administration & Public Relations Group. Because it is not a full-time post, the outside director may not be able to spare the time necessary for gathering information. Because of this, information from the Board of Directors is distributed to him a priori, and a priori briefings are organized for the outside director when he deems such a measure necessary. Outside corporate auditors are assisted by specialist staff within the Corporate Audit Office.

This structure with an outside director and outside corporate auditors provides the Company and Group companies with all the auditing capabilities they need.

(2) Internal audit unit

The Company's internal audit unit is its Audit Division, which is staffed largely by four full-time personnel. Based on its audit plan, the Audit Division conducts a program of audits each year covering the main Group companies and their business premises. The results are then reported to the representative directors and feedback on all items highlighted is provided to senior management of concerned sections and companies.

Cooperation between corporate and accounting auditors takes the form of regular liaison meetings that also involve the Audit Division and revolve around reports and discussion regarding the auditing structure, audit plans and audit results. In addition to sharing information given by accounting auditors during the aforementioned liaison meetings, the corporate auditors and the Audit Division also hold regular briefing sessions to discuss matters such as auditing and audit results.

(3) Independent auditors

At the 5th annual general meeting of shareholders, Ernst & Young ShinNihon was appointed as the independent auditor, and temporary independent auditors (MISUZU Audit Corporation and Ernst & Young ShinNihon) who executed the audit of the Company during the fiscal year ended March 31, 2007, stepped down. No significant conflict of interest exists between the Company and our independent auditors and their executive-level employees working on our audit operations. The independent auditor has also voluntarily taken steps to ensure executive-level employees are not involved in the audit operations of the Company for over a given year.

(4) Decision-making mechanisms for allocation of retained earnings and so on, and special terms for resolutions at general meetings of shareholders

To allow the Company flexibility in dividend payment and capital policy-making, our articles of incorporation provide that not only the general meeting of shareholders but also the Board of Directors may pass resolutions regarding appropriation of retained earnings. With regard to special terms for resolutions at the general meeting of shareholders as laid down in Article 309-2 of the Corporate Law, to ensure the quorum at shareholders' meetings under the articles of incorporation, resolutions must be passed by a majority of two-thirds of shareholders with voting rights, with the attendance of at least one-third of such shareholders.

3. Policies Affecting Shareholders and Other Stakeholders

(1) Revitalizing general meetings of shareholders and simplifying the exercise of voting rights

Notice of the convention of the 5th annual general meeting of shareholders held on June 27, 2007, was sent out to shareholders three weeks beforehand, on June 4. Both Japanese and English notifications are available on the Company's website. The date of the annual general meeting of shareholders was set one day before June 28, the "peak" date in the shareholders' calendar when most companies hold their shareholders' meetings. We again used online exercise of voting rights first introduced in 2006. In 2007, we introduced a new electronic voting platform for institutional investors.

(2) Stepping up IR activities

The Company makes every effort to ensure prompt, appropriate disclosure to its shareholders and investors, and achieve a higher level of management transparency. In addition to compliance with legal requirements, we proactively release information regarding our management policy and business operation to deepen understanding of the Company Group's business activities. In further measures, we are increasing the range of occasions — such as financial results meetings and briefings on our medium term management plan — at which senior management officials directly address investors, and use our website to distribute information in a fair and simple manner.

For individual investors, we held meetings in February 2007 in Tokyo and Osaka, and staged our first round-table session, with the president outlining business developments at the Company Group. We hold quarterly results briefings for analysts and institutional investors, as well as briefings on the medium term management plan. For overseas investors, we organize road shows and briefings by the president and other officers on the medium term management plan and progress reports.

Our website carries details of business policy (president's briefing on the medium term management plan, etc), information on our financial position and business performance, press releases, all kinds of investor relations materials (financial results bulletins, supplementary explanations, securities reports, newsletters to investors, annual reports, etc.,) stock information (notice of the general meeting of shareholders, articles of incorporation and stock transaction regulations, etc.) Other disclosure methods include release of publications and video material regarding roundtable sessions for shareholders and briefings for analysts and institutional investors on our website.

(3) Respecting the viewpoint of stakeholders

The Nippon Mining Holdings Group Basic Compliance Regulations stipulate that all Group companies must act in good faith towards their stakeholders in accordance with applicable laws and regulations, social norms and corporate ethics, and we practice them.

As a business group active in the resources, materials and energy fields, we consider it our mission to make the most efficient possible use of valuable but limited global resources. We take measures to protect the global environment at every stage of our business activities, by producing and marketing products of reduced environmental impact, and encouraging recycling, energy-saving and resource-saving. We are also building up stronger relationships of trust with the wider community through activities such as sponsorship of the JOMO Children's Story Award, now entering its 37th year, and the Basketball Clinic organized across Japan by JOMO Sunflowers players, support for cultural and sporting events, and volunteer activities by our employees. These activities are described in our social and environmental report, which is also carried on our website.

The Company Group actively strives to disclose information regarding management and business trends on a timely basis through sources such as the media and its website. Every effort is made to share information with employees through measures such as management meetings and in-house newsletters.

4. Basic philosophy and approach to Internal Control System

(1) Basic Approach

In addition to establishing an internal control system and promoting internal control under the supervision of the Internal Control Promotion Office, the Company also discusses and examines policy in areas such as planning, documentation and evaluation in relation to the internal control of the Company Group as a whole based on basic Group management agreements between the Company and core business companies via its Group Internal Control Committee.

(2) Progress

With regard to the development of an internal control system, Nippon Mining Holdings set out an outline system to ensure that company operations are carried out correctly in accordance with Article 362-4-6 of the Corporate Law and Article 100 of the Regulations for the Enforcement of the Corporate Law at a meeting of the Board of Directors on May 10, 2006. The basic policy behind this is to carry out ongoing reviews and any necessary improvements to the system to ensure that company operations remain in accordance with the enactment, revision or abolition of relevant laws and regulations and reflect changes in social conditions.

In May 2006, we compiled our Group Basic Compliance Regulations, and set up a whistleblower system at the Company, having previously taken this measure at each of the core business companies. As part of efforts to further expand and strengthen our compliance commitment, we also set up in October 2006 the Nippon Mining Holdings Group Compliance Committee, which holds compliance meetings jointly with major Group companies including core business companies. Under the holding company system, each Group company implements risk management measures tailored to the characteristics of its own business activities. Overall responsibility for risk management rests with the Company, as part of its Group management activities.

5. Other Matters

(1) Defensive Measures against Takeover Attempts

Under the holding company system, the Company Group has designated the Petroleum business operated by Japan Energy Corporation and the Metals business operated by Nippon Mining & Metals Co., Ltd. as the two core businesses of the Company Group, and aims to build up enterprise value through efficient Group management and optimal deployment of resources, which will enable us to consolidate our edge in each of our business areas in terms of competitiveness and earnings potential. In view of this, we are not opposed in principle to the idea of takeover by another company through stock purchase, if this creates new value and serves the interests of our shareholders. However, any party attempting a buyout that, in its aims or methods, erodes enterprise value or significantly conflicts with the common interests of all shareholders, would not be an appropriate agent in which to vest decision-making powers affecting our finances and business policies. Should such a hostile takeover be attempted, we will undertake such measures as we deem appropriate within the scope permitted by the laws of Japan and our articles of incorporation.

(2) Other corporate governance related matters

To maintain effective control over Group operations and ensure management transparency by keeping operations separate from Group management, the Company has implemented the following measures in addition to those outlined above. Nippon Mining Holdings Group Management Council is held in April and October every year, the Company makes an effort to build a shared commitment within the Company Group to fully accomplishing the Company Group's medium term management plan. The Company has also approved budgets and business plans for core business companies' business activities, and is monitoring their progress.

Based on wide-ranging liberalization measures covering the institutional configuration of companies under the Corporate Law enacted in May 2006, the Board of Directors, Board of Auditors, and executive committees of each core business company were abolished by a resolution of the annual general shareholders' meeting for each of these companies (June 2006), and Executive Committees were set up in their place. As a result of this measure, aimed at speeding up decision-making and simplifying executive hierarchies, we aim to further streamline the operation of our businesses.

For more details please see our website
http://www.shinnikko-hd.co.jp/english/ir/policy/governance.php


Group Management: Nippon Mining Holdings
General Meeting of Shareholders
Independent Auditors (Audit firm)
Auditing
Board of Directors
Majority of directors; full-time
One outside director
Auditing
Corporate Auditors
(Board of Auditors)
Two of four auditors; outside
Corporate Audit Office
Supervision
Chairman of the Board of Directors
Executive Committee
President and Representative Director
Chief Executive Officer
Strategic Council
IR Council
Council of Human Resources Development
IT Council
Compliance Committee
Audit Division (Internal auditing)
Corporate staff
Internal Control Promotion Office
Management
(Basic group management agreements)
Group Management Council
Group Internal Control Committee
Group Compliance Meeting
Business operations: core business companies
Japan Energy
President and
Representative Director
Executive Committee
Auditing
Corporate Auditors
Independent Auditors (Audit firm)
Nippon Mining & Metals
President and
Representative Director
Executive Committee
Auditing
Corporate Auditors
Independent Auditors (Audit firm)

Environmental Preservation and Social Contribution



Nippon Mining Holdings Group
Five Promises to the Earth
Identity
Our social mission is to make effective use of the Earth's precious resources.
Innovation
To promote the development of low-impact technologies, and contribute to the creation of a society with an environmentally-sound material cycle.
Integrity
To continue to contribute to coexistence in the global community and to operate in the spirit of protecting the global environment.
Collaboration
To work zealously to preserve the global environment and co-exist with the Earth's creatures.
Contribution
As a global citizen, to strive to work in harmony with the global society and contribute to social and economic development and a future of abundance.



Nippon Mining Holdings

Nippon Mining Museum

Receiving large numbers of elementary and middle school students on field trips

Nippon Mining Museum, which is located on the former site of the Hitachi Mine where the Company Group began its business, exhibits materials from the hundred-year history of the constituent companies of the Company Group give visitors a greater understanding of the corporate activities and philosophies of the Company Group. The Hitachi Mine was the driving force in the construction of the industrial town of Hitachi City. Since Hitachi is also the origin of the modern mining industry in Ibaraki Prefecture, the museum exhibits materials explaining the industrial and cultural history of Hitachi City. Additionally, there are exhibits that showcase how the Company Group is working to embody its ideals of mutual prosperity with the community and harmonization with the global environment, such as the "Giant Stack" and tree-planting activities. The museum hosts large numbers of elementary and middle school students who visit on field trips.

Visitors to Nippon Mining Museum



(Persons)
21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
01
02
03
04
05
06
07



Nippon Mining & Metals

Becoming a Cherry Blossom Partner

Handing down the legacy of cherry trees in Hitachi to the next generation

Hitachi Works of Nippon Mining & Metals was designated as a "Cherry Blossom Partner" by Hitachi City, Ibaraki Prefecture in 2006. The Heiwa Dori (street) in front of Hitachi Station, lined on both sides with cherry trees, has been selected as one of "Top 100 Cherry-Blossom Viewing Spots" by the Japan Cherry Blossom Association. These cherry trees were planted by Hitachi residents and Hitachi Mine employees to improve the environment around the mine. Now that the cherry trees along Heiwa Dori are aging, a replanting project has been initiated to hand down the legacy to the next generation, and Nippon Mining & Metals and four other organizations have been designated as the first group of "Cherry Blossom Partners."



Japan Energy

JOMO Sunflowers/JOMO Basketball Clinic

Former Olympians representing Japan give instructions to children across Japan

The JOMO Sunflowers, one of Japan's top women's basketball teams, won its 11th (total number of wins including those under the Japan Basketball League) league pennant on March 14, 2007 after a two-year hiatus in the 8th Women's Basketball League Tournament. The Basketball Clinic, which started properly in fiscal 2005, is held across Japan to deepen communication and friendship among children through basketball and as a means to promote the sport. A special team was formed, consisting mainly of former Olympians who played for Japan, to teach children the basics of basketball.

Fiscal year	2005	2006
Clinic sessions held (times)	69	57
Total participants (persons)	2,905	2,161



Japan Energy

JOMO Children's Story Award/JOMO Children's Story Fund

Making donations under the JOMO Scholarship Grants

The JOMO Children's Story Award is an annual competition for the creation of original children's story on the theme of "heart-to-heart contact." A collection of winning stories is published in a book called *"The Bouquet of Children's Stories"* which is donated to preschools, kindergartens and welfare facilities across Japan. Japan Energy also operates the JOMO Children's Story Fund in conjunction with the Nationwide JOMO Association and Nationwide JOMO LP Gas Association, both of which are associations of the sales network handling JOMO brand products. Under the JOMO Scholarship Grants the Fund makes donations through the Japan National Council of Social Welfare to children at children's homes, mother's and children's homes, and foster children throughout Japan.

Fiscal year	2002 (33rd)	2003 (34th)	2004 (35th)	2005 (36th)	2006 (37th)
Total entries	9,531	9,357	9,825	10,202	8,871

Japan Energy



Forest conservation activity

Winning the "Pearl Prize for Environmental Value Creation" at the Japan Environmental Management Awards

Under the "Mori no sato oya" (meaning foster of forest) contract signed in April 2005 with Hara Village in Nagano Prefecture, Japan Energy is cooperating in the management of the village's forests. One aspect of this activity is that Group officers, employees and their families participate as volunteers. Japan Energy also uses "3.9 Paper" (pronunciation in Japanese sounds like the English words "thank you paper") which utilize thinning timber in Japan, to print *"The Bouquet of Children's Stories"* as well as "CSR Report" of Japan Energy. By using "3.9 Paper," 80 tons of thinning timber in the village's forests covered under the "Mori no sato oya" contract are utilized for paper materials. Profits will be used for forest management in Hara Village.

In recognition of its contribution to environmental preservation through this program, Japan Energy received the "Pearl Prize for Environmental Value Creation" – the highest honor in the area of environmental value creation – at the 5th Japan Environmental Management Awards sponsored by the Japan Environmental Management Awards Committee, along with Ichise Co., Ltd., Oji Paper Co., Ltd. and Zephyr Co., Ltd., which are joint partners in the 3.9 Paper project.

Japan Energy | Nippon Mining & Metals

United Nations Global Compact and ICMM (International Council on Mining and Metals)

Participation in international activities for environment and sustainability

Japan Energy participates in the United Nations Global Compact, an initiative designed to promote awareness of social responsibility. The movement sets forth ten principles concerning individual rights, labor, the environment and anti-corruption. Japan Energy is committed to observance of the ten principles of the United Nations Global Compact.

Nippon Mining & Metals is a member of the International Council on Mining and Metals (ICMM). Through ICMM activities and initiatives, Nippon Mining & Metals strives to contribute to the sustainable development of the non-ferrous metals industry. Under contract from the Japan International Cooperation Agency (JICA), Nippon Mining & Metals is also sending its own technicians to developing countries to help the local communities deal with the environmental problems caused by the closure of mines, etc.



Nippon Mining Holdings Group

Publication of social and environmental reports

Promoting active dialogue with stakeholders

In addition to the activities and programs described above, the Company Group is making various efforts toward social contribution and environmental preservation. The Company publishes the Nippon Mining Holdings Group's Social and Environmental Report to describe the fundamental approaches and efforts of the Company Group in regard to environmental preservation and social contribution. Japan Energy and Nippon Mining & Metals also publish their own annual reports, presenting their initiatives to reduce environmental impacts and promote good relations with local communities. Through these publications the Company Group as a whole, and its group companies individually, are promoting active dialogue with their stakeholders.

Corporate Data

Nippon Mining Holdings / Corporate Profile

(As of March 31, 2007)

Corporate Name	Nippon Mining Holdings, Inc.
Head Office	2-10-1, Toranomon, Minato-ku, Tokyo, Japan 105-0001
Founded	September 27, 2002
Capital	¥73.9 billion
Date for the Settlement of Accounts	March 31

Japan Energy / Corporate Profile

(As of April 1, 2007)

Corporate Name	Japan Energy Corporation
Representative	Isao Matsushita, President and Representative Director
Number of Employees	3,999 (Japan Energy Group)
Capital	¥48.0 billion (100% subsidiary of Nippon Mining Holdings)
Head Office	2-10-1, Toranomon, Minato-ku, Tokyo, Japan 105-8407
Principal Business	Petroleum exploration and development, petroleum refining and marketing, petrochemicals, etc.

Organization of Japan Energy


President & Representative Director
Executive Committee
Corporate Principles Committee
Strategic Planning Committee
Monthly Performance Review Committee
Branding Strategy Committee
Statutory Auditors
Auditors Affairs Office
Auditors Committee
Corporate Social Responsibility Dept.
Environment & Safety Dept.
Business Development Dept.
Bio Research Center
Corporate Planning & Control Dept.
Beijing Office
Accounting Dept.
Information Systems Dept.
Auditing Dept.
General Administration & Human Resources Dept.
Toda Administration Office
Credit Dept.
Legal Dept.
Exploration & Production Dept.
Supply Coordination Dept.
Logistics Dept.
Distribution Center
Crude Oil & Products Acquisition Dept.
Petroleum Refining Dept.
Petroleum Refining Research & Technology Center
Funakawa Works
Petroleum Refining Engineering Center
Mizushima Oil Refinery
Chita Oil Refinery
Marketing Planning Dept.
Commercial Sales Dept.
Petroleum Retail Marketing Dept.
Service Station Development Dept.
LP Gas Dept.
Kawasaki LP Gas Terminal
Industrial Fuel Dept.
International Marketing Dept.
Lubricants Dept.
Lubricants Order Center
Lubricants Research & Development Center
Sodegaura Lubricants Plant
Hokkaido Branch Office
Tohoku Branch Office
Kitakanto Branch Office
Tokyo Branch Office
Minamikanto Branch Office
Chubu Branch Office
Kinki Branch Office
Chushikoku Branch Office
Kyushu Branch Office
Mizushima Oil Refinery
Petrochemicals Dept.

*Kitakanto Branch Office, Tokyo Branch Office and Minamikanto Branch Office are not handing the operations of Industrial Fuel Dept., International Marketing Dept. and Lubricants Dept.

Organization of Nippon Mining Holdings

(As of April 1, 2007)


Board of Directors
Chairman of the Board of Directors
President and Representative Director
Chief Executive Officer
Executive Committee
Advisory Bodies
Strategic Council
IR Council
Council of Human Resources Development
IT Council
Compliance Committee
Board of Auditors
Corporate Auditors
Corporate Audit Office
Finance Group
Corporate Planning & Control Group
Technology & Development Group
Auditing Group
Audit Division
General Administration & Public Relations Group
Nippon Mining Management Collage
Administration Office
Internal Control Promotion Department

Nippon Mining & Metals / Corporate Profile

(As of April 1, 2007)

Corporate Name	Nippon Mining & Metals Co., Ltd.
Representative	Masanori Okada, President and Representative Director
Number of Employees	4,704 (Nippon Mining & Metals Group)
Capital	¥24.5 billion (100% subsidiary of Nippon Mining Holdings)
Head Office	2-10-1, Toranomon, Minato-ku, Tokyo, Japan 105-0001
Principal Business	Resources and metals, smelting and refining, electronic materials, metal manufacturing, recycling and environmental services, etc.

Organization of Nippon Mining & Metals


President & Representative Director
Executive Committee
Statutory Auditors
Auditors Affairs Office
Auditors Committee
Planning & Coordination Dept.
Shanghai Office
Administration Dept.
Secretariat
Environment & Safety Dept.
Internal Auditing Office
Technology Development Center
Resources & Metals Company
Planning & Coordination Dept.
Copper Business Division
Resources Development Dept.
Australia Office
Chile Office
Metals Recycling & Eco Business Division
Planning & Coordination Dept.
Marketing Dept.
Technology Dept.
Saganoseki Smelter & Refinery
Electronic Materials Company
Planning & Coordination Dept.
Technology Dept.
Surface Treatment Technology Dept.
Copper Foil Division
MAQINAS Dept.
Semiconductor Target Division
FPD Target Division
Compound Semiconductor Division
Isohara Works
Shirogane Works
Toda Works
Metal Manufacturing Company
Planning & Coordination Dept.
Precision Rolled Products Business Division
Precision Fabricated Products Business Division
Kurami Works
Hitachi Works

Financial Section

Management's Discussion & Analysis

(1) Group Businesses

■ General

For the fiscal year ended March 31, 2007, Japanese economy continued to recover steadily in general on corporate profit growth and an increase in capital expenditure, while there was some slowing in growth of personal consumption.

The yen's exchange rate against the U.S. dollar appreciated from ¥118 per U.S. dollar at the beginning of the period to ¥109 per U.S. dollar in May, but thereafter depreciated on expectations for higher U.S. interest rates, and returned to the ¥118 per U.S. dollar level by the end of the fiscal year, resulting in an average rate for the period of ¥117 per U.S. dollar compared to an average of ¥113 per U.S. dollar in the previous fiscal year.

In the crude oil market, increasing geopolitical risks from the summer and hurricane damage concerns in the United States led to rising prices, with Dubai crude recording US$72 per barrel in July and August. Thereafter, while expectations for a warm winter in the United States led to lower prices, a deterioration in political situation with Iran and output disruption at refineries in the United States led to a rebound in the price to US$63 per barrel, which resulted in an average for the period of US$61 per barrel compared to an average of US$54 per barrel in the previous fiscal year. Given a background of strong demand centering on Asia, the international copper price rose from 252¢ per pound on the London Metal Exchange (LME) at the beginning of the year to a new historical high of 399¢ per pound in May, and while there was a brief sell-off thereafter, the copper price as a whole kept high levels. As a result, the average copper price for the period was sharply higher at 316¢ per pound compared to an average of approximately 186¢ per pound in the previous fiscal year.

Given the favorable business environment, the Company Group worked to make further progress in the Company and the Group's businesses.

In terms of consolidated performance for the period, net sales rose 25.6% year-on-year to ¥3,802.4 billion (US$32,210 million), income before special items was 18.8% higher year-on-year at ¥224.2 billion (US$1,900 million) and net income rose 9.8% year-on-year to ¥106.4 billion (US$902 million). In addition, the Company Group was early in adopting a method to write down of inventories due to decreased profitability. Excluding the impact of inventory valuations, income before special items rose 68.9% year-on-year to ¥220.9 billion (US$1,872 billion) versus ¥130.8 billion in the previous fiscal year.

Further, following the merger of the Company Group's three core metals related operating companies in April of last year, the related three prior operating segments – Resources and Non-Ferrous Metals, Electronic Materials and Metal Manufacturing – where were combined into the "Metals" business segment from the fiscal year under review. As a result, we reviewed some of the content of our reported operating segments for the period. Comparisons with the previous fiscal year's amounts as shown below are based on a reclassification of the previous year's amounts according to the new classifications.

■ Petroleum (Japan Energy Group)

Domestic demand for petroleum products reflected a clear trend in declining demand for gasoline, the early signs of which were already apparent in the previous fiscal year.

Demand for diesel oil as well as A heavy oil and C heavy oil declined. The decline in diesel oil reflected increased efficiency in freight shipments, while declines in A heavy oil and C heavy oil reflected the fuel conversion resulted from the impact of higher fuel prices and energy savings efforts arising from the sharp rise in the crude oil price. In addition, kerosene also recorded large declines reflecting the impact of a warm winter. As a result, sales volumes of fuel oils including gasoline, naphtha, kerosene, diesel oil and heavy oil declined 3.9% year-on-year to 28.75 million kiloliters. Product prices rose because of the continued high level of the crude oil price. Sales volumes of petrochemical products including aroma products (aromatic type hydrocarbons) such as benzene, paraxylene were supported by expanding demand centering on Asia, which resulted in increased sales volume as well as higher product prices. Sales volumes of LP gas and lubricating oil also declined while prices rose.



Net sales
(Billions of yen)
4,000
3,000
2,000
1,000
0
2,163.1
2,214.6
2,502.5
3,026.3
3,802.4
2003
2004
2005
2006
2007
(Years ended March 31)



Operating income
(Billions of yen)
200
150
100
50
0
40.3
50.4
125.6
144.4
132.3
2003
2004
2005
2006
2007
(Years ended March 31)

Based on these market conditions, net sales for the Petroleum business increased 15.2% year-on-year to ¥2,755.7 billion, while income before special items declined 15.5% year-on-year to ¥81.9 billion, largely due to the decrease in profit in inventory valuations.

■ Metals (Nippon Mining & Metals Group)

Performance of the Metals business during the fiscal year was supported by strong demand and sharply rising prices, which resulted in a 68.7% year-on-year increase in net sales to¥1,024.1 billion and a 61.8% year-on-year increase in income before special items to ¥134.1 billion. In addition, in order to show a year-on-year performance of the Metals business that is comparable with the business segments used last year, we have provided a breakdown of the Metals business into Resources and Metals, Electronic Materials and Metal Manufacturing.

Resources and Metals

In the copper business, strong demand in both the wire rods and rolled copper markets resulted in a year-on-year volume increase. Product prices were significantly higher reflecting the sharp price rise in international markets. Copper smelting and refining margin during the year under review improved over the previous fiscal year as the bulk of price and volume conditions had already been negotiated in the previous fiscal year. Sales in the recycling and environmental services business were also higher supported by rising metals prices.

Given the above, net sales for Resources and Metals grew 79.1% to ¥887.0 billion, while income before special items surged 87.3% to ¥127.8 billion reflecting rising metals prices, increasing in sales volume of refined copper, and a significantly higher contribution from the equity in the investment in the Chilean copper mining companies and the copper smelting company in South Korea.

Electronic Materials

Thin-film forming materials (sputtering targets for LSIs and FPDs (flat panel displays)) saw increased sales volumes. Sales volumes for both treated rolled copper foil and electro-deposited copper foil declined for the fiscal year reflecting the impact of mobile phone and other end equipment production adjustments on treated rolled copper foil, and the closure of a plant for electro-deposited copper foil in the United States. Product prices for sputtering targets for FPDs declined reflecting the price decline in indium, which is a raw material, while prices of electro-deposited copper foil in the United States rose reflecting the sharp rise in the copper price. Prices of other products trended basically flat for the fiscal year.

Given these business conditions, net sales for Electronic Materials increased 21.8% year-on-year to ¥129.6 billion, while loss before special items of ¥2.2 billion was recorded compared to income of ¥9.6 billion in the previous fiscal year due to the large negative impact of inventory valuations accrued from a decline in the indium price.

Metal Manufacturing

In the precision rolling business, sales of main products such as phosphor bronze, titanium copper related products for high quality connectors recorded good growth.

Special steel products used for CRT related components for TVs and PC monitors continued weak due to the conversion to LCDs. The precision fabrication business saw sales volume growth in the surface treatment business such as gold plating used in connectors and automobile components, while sales volumes in the precision press processing business were lower.

As a result, net sales for Metal Manufacturing increased by 33.4% to ¥70.4 billion, while income before special items increased 7.7% to ¥6.6 billion, mainly owing to strong sales of phosphor bronze and titanium copper related products.

* All above sales segmental amounts include inter-segment transactions amounting to ¥62.9 billion (¥47.3 billion for the fiscal year ended March 31, 2006)

■ Other Operations (Independent Operating Companies and Functional Support Companies)

From the beginning of the fiscal year under review, the Company Group reviewed the content of its existing business segments, and transferred the operations of Nichiyo Engineering Corporation (engineering business) and Nikko

Income before special items


(Billions of yen)
250
200
150
100
50
0
37.0
53.7
148.1
188.7
224.2
2003
2004
2005
2006
2007
(Years ended March 31)

Net income


(Billions of yen)
120
90
60
30
0
3.7
14.9
50.6
106.4
2003
2004
2005
2006
2007
(Years ended March 31)

Real Estate Co., Ltd. (real estate business) from the Petroleum business to Other Operations. In addition, Tatsuta Electric Wire & Cable Co., Ltd. (wire and cable business) and Toho Titanium Co., Ltd. (titanium manufacturing business) were transferred from the Metals business to Other Operations. Further, am/pm Japan Co., Ltd. (convenience store business) was transferred from Other Operations to Petroleum business.

Central Computer Services Co., Ltd. (information services business), Nichiyo Engineering Corporation and other independent operating companies, are working to expand the business bases and improve in the profitability.

For funds procurement, administrative services, environmental management, research/consulting, basic materials procurement and other shared operations, functional support is provided by such companies as Nippon Mining Finance Co., Ltd. and these companies are working to make operations more efficient.

The three equity-method companies, Tatsuta Electric Wire & Cable Co., Ltd., Toho Titanium Co., Ltd. and Maruwn Corporation, listed on the first section of Tokyo Stock Exchange, recorded a good financial performance.

Net sales of Other Operations increased 12.2% year-on-year for the fiscal year under review to ¥65.7 billion, while income before special items increased 5.8% year-on-year to ¥7.6 billion.

* All above sales segmental amounts include inter-segment transactions amounting to ¥43.0 billion (¥32.1 billion for the fiscal year ended March 31, 2006)

(2) Financial Condition

[Consolidated Balance Sheets] (Billions of yen)

As of March 31	2006	2007	Y-o-Y
Assets	1,859.6	2,056.4	196.8
Liabilities	1,346.1	1,355.3	9.3
(Interest-bearing liabilities)	(684.7)	(689.4)	4.7
Net assets*	513.5	701.1	187.6

* Net assets for the fiscal year ended March 31, 2006 is the total of shareholders' equity and minority interests.

Total assets increased by ¥196.8 billion during the reporting period, to ¥2,056.4 billion (US$17,420 million) at the term-end. This was due mainly to increases of ¥54.5 billion in inventories in line with rising crude oil and metal prices, ¥36.9 billion in trade receivables, and ¥87.8 billion in property, plant and equipment and intangible assets from acquisition of copper smelting businesses and the company with the rights to copper deposit.

Total liabilities increased by ¥9.3 billion from the end of the previous term to ¥1,355.3 billion (US$11,481 million), with a ¥4.7 billion increase in interest-bearing liabilities and a ¥41.9 billion rise in other accounts payable outweighing a ¥40.5 billion decline in trade payables.

Net assets increased by ¥187.6 billion from the end of the previous fiscal year to ¥701.1 billion (US$5,939 million). The main factors were net income of ¥106.4 billion, a ¥67.7 billion increase in common stock and capital surplus combined from issue of shares, and a ¥32.4 billion increase in minority interests.

As a result of the foregoing, the equity ratio* increased 5.2 percentage points from the end of the previous term to 30.3%, and D/E ratio declined 0.35 percentage point to 1.11.

As of March 31	2003	2004	2005	2006	2007
Equity ratio* (%)	12.6	14.9	22.4	25.1	30.3
Total assets (Billions of yen)	1,628.7	1,572.5	1,580.1	1,859.6	2,056.4
Equity (Billions of yen)	204.9	233.7	353.4	467.5	622.5
D/E ratio	4.28	3.23	1.82	1.46	1.11
Interest-bearing liabilities (Billions of yen)	876.4	754.0	643.8	684.7	689.4

* Equity ratio: The total of the shareholders' equity and the valuation and translation adjustment in net assets, as a percentage of total assets.

[Consolidated Cash Flows] (Billions of yen)

Years ended March 31	2006	2007
Cash flows from operating activities:	24.3	41.2
Cash flows from investing activities:	(37.6)	(97.6)
Cash flows from financing activities:	12.0	37.4
Effect of exchange rate changes on cash and cash equivalents	1.6	(0.1)
Net increase (decrease) in cash and cash equivalents	0.2	(19.1)
Cash and cash equivalents at beginning of year	62.5	63.9
Increase in cash and cash equivalents related to subsidiaries	1.1	0.5
Cash and cash equivalents at end of year	63.9	45.2

Net cash provided by operating activities amounted to ¥41.2 billion (US$349 million). Income before income taxes and minority interests of ¥220.1 billion and depreciation and amortization expenses of ¥48.8 billion outweighed a ¥42.6 billion increase in inventories a ¥36.3 billion increase in trade receivables, a ¥30.8 billion difference arising from equity-method investments (¥94.9 billion in equity in income of non-consolidated subsidiaries and affiliates minus ¥64.1 billion in dividend income from them), payments of ¥76.3 billion in income taxes, and a ¥24.0 billion decline in trade payables.

Net cash used in investing activities amounted to ¥97.6 billion (US$827 million). Inflows of ¥14.8 billion chiefly in sales or maturities of investments in securities were outweighed by disbursements totaling ¥86.1 billion for acquisition of property, plant and equipment and intangible assets, a ¥22.3 billion payment for acquisition of business assets, and net payments of ¥14.0 billion for acquisition of investments in newly consolidated subsidiaries.

Net cash provided by financing activities amounted to ¥37.4 billion (US$317 million), with dividend payments totaling ¥20.1 billion and a ¥9.4 billion decrease in interest-bearing liabilities outweighed by ¥67.7 billion in proceeds from issuance of stock.

As a result of the foregoing, cash and cash equivalents at the end of the term declined ¥18.6 billion from the beginning of the term to ¥45.2 billion (US$383 million) at the term-end.

CONSOLIDATED BALANCE SHEETS

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
As of March 31, 2006 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1-A)
ASSETS	2006	2007	2007
Current assets:			
Cash and cash equivalents	¥ 63,857	¥ 45,249	$ 383,304
Securities (Note 3)	1	—	—
Trade receivables:			
Notes and accounts, less allowance for doubtful accounts of 873 million yen in 2006 and 848 million yen in 2007	333,731	370,691	3,140,119
Inventories (Note 6)	440,410	494,954	4,192,749
Other current assets (Note 6)	68,381	85,899	727,649
Total current assets	906,380	996,793	8,443,821
Investments and long-term loans:			
Investments in securities (Notes 3 and 6)	98,837	91,788	777,535
Investments in non-consolidated subsidiaries and affiliates (Note 4)	140,518	171,274	1,450,860
Long-term loans	14,954	9,623	81,516
Other investments (Note 6)	30,443	29,813	252,546
Total investments and long-term loans	284,752	302,498	2,562,457
Property, plant and equipment (Note 6):			
Land (Note 5)	283,930	281,591	2,385,354
Buildings and structures	404,274	409,215	3,466,455
Machinery and equipment	685,797	759,148	6,430,733
Construction in progress	16,656	50,949	431,588
	1,390,657	1,500,903	12,714,130
Less: Accumulated depreciation	(800,618)	(851,002)	(7,208,827)
Net property, plant and equipment	590,039	649,901	5,505,303
Intangible assets and deferred charges:			
Goodwill including consolidation adjustment account (Note 2-C (5))	1,158	9,706	82,219
Other (Note 6)	66,110	86,272	730,809
Total intangible assets and deferred charges	67,268	95,978	813,028
Deferred tax assets (Note 10)	11,144	11,237	95,188
Total assets	¥1,859,583	¥2,056,407	$17,419,797
LIABILITIES AND NET ASSETS			
Current liabilities:			
Short-term borrowings (Note 7)	¥ 330,983	¥ 379,159	$ 3,211,851
Current portion of long-term debt (Note 7)	78,329	94,476	800,305
Trade payables:			
Notes and accounts	294,424	253,935	2,151,080
Excise tax	59,189	76,766	650,284
Accrued income taxes	35,958	29,713	251,698
Allowance for employee bonuses	8,548	8,524	72,207
Other current liabilities	113,588	130,922	1,109,039
Total current liabilities	921,019	973,495	8,246,464
Long-term liabilities:			
Long-term debt (Note 7)	275,424	215,802	1,828,056
Deferred tax liabilities (Note 10)	40,210	62,739	531,461
Allowance for retirement benefits (Note 8)	59,590	61,304	519,305
Accrued retirement benefits for corporate directors and auditors	1,495	1,224	10,368
Allowance for periodic repair works	15,726	14,569	123,414
Negative goodwill including consolidation adjustment account (Note 2-C (5))	4,590	2,754	23,329
Other long-term liabilities	28,023	23,456	198,696
Total long-term liabilities	425,058	381,848	3,234,629
Commitments and contingent liabilities (Note 11)			
Net assets (Note 2-C (1)):			
Common stock:			
Authorized - 3,000,000 thousand shares			
Issued - 848,462 thousand shares in 2006			
928,462 thousand shares in 2007	40,000	73,920	626,175
Capital surplus	192,948	226,762	1,920,898
Retained earnings	192,148	278,259	2,357,128
Less: Treasury stock, at cost	(430)	(570)	(4,828)
Total shareholders' equity	424,666	578,371	4,899,373
Unrealized gain on marketable securities	39,471	35,987	304,845
Deferred hedge gain (loss)	—	1,528	12,944
Surplus from land revaluation (Note 5)	(3,340)	(3,355)	(28,420)
Accumulated translation adjustment	6,682	9,945	84,244
Total valuation and translation adjustment	42,813	44,105	373,613
Stock acquisition rights	—	181	1,533
Minority interests in consolidated subsidiaries	46,027	78,407	664,185
Total net assets	513,506	701,064	5,938,704
Total liabilities and net assets	¥1,859,583	¥2,056,407	$17,419,797

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Fiscal years ended March 31, 2005, 2006 and 2007

	Millions of yen			Thousands of U.S. dollars (Note 1-A)
	2005	2006	2007	2007
Net sales	¥2,502,538	¥3,026,262	¥3,802,447	$32,210,479
Cost of sales (Note 15)	2,202,409	2,712,989	3,485,283	29,523,787
Gross profit	300,129	313,273	317,164	2,686,692
Selling, general and administrative expenses (Notes 14 and 15)	174,521	168,825	184,906	1,566,336
Operating income	125,608	144,448	132,258	1,120,356
Other income (expenses):				
Interest and dividend income	2,549	3,848	4,556	38,594
Interest expenses	(12,581)	(10,938)	(13,102)	(110,987)
Exchange gain (loss)	(509)	(25)	5,133	43,482
Equity in income of non-consolidated subsidiaries and affiliates	31,278	50,983	94,895	803,854
Amortization of negative goodwill including consolidation adjustment account	5,178	2,119	1,837	15,561
Other, net	(3,468)	(1,713)	(1,341)	(11,360)
Income before special items	148,055	188,722	224,236	1,899,500
Special profit (loss):				
Gain on sales of investments in securities, net	17,606	7,156	13,629	115,451
Gain on proceeds from casualty insurance	—	2,706	—	—
Bad debt recovery	—	2,313	—	—
Gain on change in equity of consolidated subsidiary	7,000	—	—	—
Amortization of prior service cost	5,561	—	—	—
Loss on sales and disposal of property, plant and equipment, net	(9,082)	(1,222)	(3,229)	(27,353)
Impairment losses (Note 16)	(25,232)	(5,563)	(1,877)	(15,900)
Loss on write-down of investments in securities	(789)	(614)	(1,256)	(10,640)
Reorganization and restructuring costs (Note 17)	(20,726)	(13,586)	(5,204)	(44,083)
Provision for allowance for environmental remediation	(3,408)	(4,269)	(2,710)	(22,956)
Provision for allowance for cost of disposal of unutilized property, plant and equipment	(2,489)	(1,002)	(4,465)	(37,823)
Provision for allowance for periodic repair works	—	(551)	—	—
Loss on lump-sum recognition of the previous years' unrecognized net actuarial losses	(6,900)	—	—	—
Loss on redemption of bonds	(1,695)	—	—	—
Other, net	(1,224)	(1,446)	958	8,116
Income before income taxes and minority interests	106,677	172,644	220,082	1,864,312
Income taxes:				
Current	42,331	59,189	66,661	564,685
Deferred	5,645	1,694	18,739	158,738
	47,976	60,883	85,400	723,423
Income before minority interests	58,701	111,761	134,682	1,140,889
Minority interests in earnings of consolidated subsidiaries	(8,124)	(14,856)	(28,252)	(239,322)
Net income	¥ 50,577	¥ 96,905	¥ 106,430	$ 901,567

	Yen			U.S. dollars (Note 1-A)
	2005	2006	2007	2007
Net income per share				
Basic	¥63.84	¥113.87	¥117.98	$1.00
Diluted	—	113.84	117.91	1.00
Cash dividends per share	¥10.00	¥ 15.00	¥ 16.00	$0.14

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (Note 2-C (2))

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Fiscal years ended March 31, 2005, 2006 and 2007

	Millions of yen											
	Shareholders' equity					Valuation and translation adjustment						
For the year ended March 31, 2005	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss) **	Surplus from land revaluation	Accumulated translation adjustment	Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
Balance at March 31, 2004	¥40,000	¥149,320	¥43,687	¥(18,922)	¥214,085	¥26,148	¥—	¥(2,350)	¥(4,141)	¥—	¥39,060	¥272,802
Cash dividends paid *	—	(4,079)	—	—	(4,079)	—	—	—	—	—	—	(4,079)
Bonuses to directors *	—	(24)	(97)	—	(121)	—	—	—	—	—	—	(121)
Net income	—	—	50,577	—	50,577	—	—	—	—	—	—	50,577
Acquisition of treasury stock	—	—	—	(104)	(104)	—	—	—	—	—	—	(104)
Disposition of treasury stock	—	56,165	—	18,691	74,856	—	—	—	—	—	—	74,856
Reclassification with surplus from land revaluation	—	—	577	—	577	—	—	—	—	—	—	577
Increase arising from changes of consolidation, net	—	—	793	—	793	—	—	—	—	—	—	793
Net changes of net assets other than shareholders' equity	—	—	—	—	—	(3,126)	—	(644)	966	—	(1,115)	(3,919)
Total changes	—	52,062	51,850	18,587	122,499	(3,126)	—	(644)	966	—	(1,115)	118,580
Balance at March 31, 2005	¥40,000	¥201,382	¥95,537	¥ (335)	¥336,584	¥23,022	¥—	¥(2,994)	¥(3,175)	¥—	¥37,945	¥391,382

	Millions of yen											
	Shareholders' equity					Valuation and translation adjustment						
For the year ended March 31, 2006	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss) **	Surplus from land revaluation	Accumulated translation adjustment	Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
Balance at March 31, 2005	¥40,000	¥201,382	¥ 95,537	¥(335)	¥336,584	¥23,022	¥—	¥(2,994)	¥(3,175)	¥—	¥37,945	¥391,382
Cash dividends paid *	—	(8,479)	—	—	(8,479)	—	—	—	—	—	—	(8,479)
Bonuses to directors *	—	(43)	(169)	—	(212)	—	—	—	—	—	—	(212)
Net income	—	—	96,905	—	96,905	—	—	—	—	—	—	96,905
Acquisition of treasury stock	—	—	—	(114)	(114)	—	—	—	—	—	—	(114)
Disposition of treasury stock	—	88	—	19	107	—	—	—	—	—	—	107
Reclassification with surplus from land revaluation	—	—	5	—	5	—	—	—	—	—	—	5
Decrease arising from changes of consolidation, net	—	—	(130)	—	(130)	—	—	—	—	—	—	(130)
Net changes of net assets other than shareholders' equity	—	—	—	—	—	16,449	—	(346)	9,857	—	8,082	34,042
Total changes	—	(8,434)	96,611	(95)	88,082	16,449	—	(346)	9,857	—	8,082	122,124
Balance at March 31, 2006	¥40,000	¥192,948	¥192,148	¥(430)	¥424,666	¥39,471	¥—	¥(3,340)	¥6,682	¥—	¥46,027	¥513,506

The accompanying notes are an integral part of these financial statements.

* Cash dividends paid and bonuses to directors are due to appropriation of retained earnings approved by a general meeting of the shareholders.

** Deferred hedge gain (loss) is not calculated for the years ended March 31, 2005 and 2006.

The consolidated statements of changes in net assets for the fiscal years ended March 31, 2005 and 2006 are presented under the new standard.

For the year ended March 31, 2007	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment	Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
	Millions of yen											
	Shareholders' equity					Valuation and translation adjustment						
Balance at March 31, 2006	¥40,000	¥192,948	¥192,148	¥(430)	¥424,666	¥39,471	¥ —	¥(3,340)	¥6,682	¥ —	¥46,027	¥513,506
Issuance of stock	33,920	33,818	—	—	67,738	—	—	—	—	—	—	67,738
Cash dividends paid *	—	—	(12,715)	—	(12,715)	—	—	—	—	—	—	(12,715)
Cash dividends paid	—	—	(7,422)	—	(7,422)	—	—	—	—	—	—	(7,422)
Bonuses to directors *	—	—	(449)	—	(449)	—	—	—	—	—	—	(449)
Net income	—	—	106,430	—	106,430	—	—	—	—	—	—	106,430
Acquisition of treasury stock	—	—	—	(152)	(152)	—	—	—	—	—	—	(152)
Disposition of treasury stock	—	4	—	4	8	—	—	—	—	—	—	8
Grant of treasury stock with exercise of stock acquisition rights	—	(8)	—	8	0	—	—	—	—	—	—	0
Reclassification with surplus from land revaluation	—	—	15	—	15	—	—	—	—	—	—	15
Increase arising from changes of consolidation, net	—	—	252	—	252	—	—	—	—	—	—	252
Net changes of net assets other than shareholders' equity	—	—	—	—	—	(3,484)	1,528	(15)	3,263	181	32,380	33,853
Total changes	33,920	33,814	86,111	(140)	153,705	(3,484)	1,528	(15)	3,263	181	32,380	187,558
Balance at March 31, 2007	¥73,920	¥226,762	¥278,259	¥(570)	¥578,371	¥35,987	¥1,528	¥(3,355)	¥9,945	¥181	¥78,407	¥701,064

For the year ended March 31, 2007	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment	Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
	Thousands of U.S. dollars (Note 1-A)											
	Shareholders' equity					Valuation and translation adjustment						
Balance at March 31, 2006	$338,839	$1,634,460	$1,627,683	$(3,642)	$3,597,340	$334,359	$ —	$(28,293)	$56,603	$ —	$389,894	$4,349,903
Issuance of stock	287,336	286,472	—	—	573,808	—	—	—	—	—	—	573,808
Cash dividends paid *	—	—	(107,709)	—	(107,709)	—	—	—	—	—	—	(107,709)
Cash dividends paid	—	—	(62,872)	—	(62,872)	—	—	—	—	—	—	(62,872)
Bonuses to directors *	—	—	(3,803)	—	(3,803)	—	—	—	—	—	—	(3,803)
Net income	—	—	901,567	—	901,567	—	—	—	—	—	—	901,567
Acquisition of treasury stock	—	—	—	(1,288)	(1,288)	—	—	—	—	—	—	(1,288)
Disposition of treasury stock	—	34	—	34	68	—	—	—	—	—	—	68
Grant of treasury stock with exercise of stock acquisition rights	—	(68)	—	68	0	—	—	—	—	—	—	0
Reclassification with surplus from land revaluation	—	—	127	—	127	—	—	—	—	—	—	127
Increase arising from changes of consolidation, net	—	—	2,135	—	2,135	—	—	—	—	—	—	2,135
Net changes of net assets other than shareholders' equity	—	—	—	—	—	(29,514)	12,944	(127)	27,641	1,533	274,291	286,768
Total changes	287,336	286,438	729,445	(1,186)	1,302,033	(29,514)	12,944	(127)	27,641	1,533	274,291	1,588,801
Balance at March 31, 2007	$626,175	$1,920,898	$2,357,128	$(4,828)	$4,899,373	$304,845	$12,944	$(28,420)	$84,244	$1,533	$664,185	$5,938,704

The accompanying notes are an integral part of these financial statements.

* Cash dividends paid and bonuses to directors are due to appropriation of retained earnings approved by a general meeting of the shareholders.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Fiscal years ended March 31, 2005, 2006 and 2007

	Millions of yen			Thousands of U.S. dollars (Note 1-A)
	2005	2006	2007	2007
Cash flows from operating activities:				
Income before income taxes and minority interests	¥106,677	¥172,644	¥220,082	$1,864,312
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	47,726	44,871	48,808	413,452
Impairment losses	25,232	5,563	1,877	15,900
Equity in income of non-consolidated subsidiaries and affiliates	(31,278)	(50,983)	(94,895)	(803,854)
Gain on sales of investments in securities, net	(17,606)	(7,156)	(13,629)	(115,451)
Loss on write-down of investments in securities	789	614	1,256	10,640
Loss on sales and disposal of property, plant and equipment, net	9,082	1,222	3,229	27,353
Gain on change in equity of consolidated subsidiary	(7,000)	—	—	—
Reorganization and restructuring costs	20,726	13,586	5,204	44,083
Other, net	(1,734)	(10,651)	(5,755)	(48,751)
Changes in operating assets and liabilities:				
Trade receivables	(28,378)	(60,154)	(36,331)	(307,759)
Inventories	(62,859)	(153,037)	(42,631)	(361,127)
Trade payables	(9,311)	65,005	(23,951)	(202,889)
Accrued consumption tax	(7,200)	5,259	12,979	109,945
Other, net	10,102	21,124	(26,109)	(221,169)
Receipts of interest and dividends	13,874	34,570	68,762	582,482
Payments for income taxes	(22,649)	(57,775)	(76,318)	(646,489)
Payments for special retirement benefit	(833)	(444)	(1,378)	(11,673)
Net cash provided by operating activities	45,360	24,258	41,200	349,005
Cash flows from investing activities:				
Decrease (increase) in time deposits, net	382	(1,186)	186	1,576
Proceeds from sales or maturities of securities	418	9	1	8
Payments for acquisition of investments in securities	(15,857)	(6,129)	(1,083)	(9,174)
Proceeds from sales or maturities of investments in securities	29,135	11,270	14,758	125,015
Net payments for acquisition of business assets (Note 9)	—	—	(22,338)	(189,225)
Net payments for acquisition of investments in newly consolidated subsidiaries (Note 9)	—	—	(14,013)	(118,704)
Net proceeds from acquisition of investments in newly consolidated subsidiaries	1,905	1,682	—	—
Payments for acquisition of property, plant and equipment	(44,751)	(53,231)	(78,056)	(661,211)
Proceeds from sales of property, plant and equipment	13,548	9,162	4,335	36,722
Payments for acquisition of intangible assets	(3,120)	(4,628)	(7,995)	(67,726)
Payments for long-term prepaid expenses	(648)	(1,679)	(1,888)	(15,993)
Decrease (increase) in short-term loans, net	(508)	2,558	1,028	8,708
Payments for lending of long-term loans	(2,969)	(658)	(279)	(2,363)
Collection of long-term loans	10,135	5,194	7,423	62,880
Other, net	(2,840)	42	345	2,922
Net cash used in investing activities	(15,170)	(37,594)	(97,576)	(826,565)
Cash flows from financing activities:				
Increase in short-term borrowings, net	22,682	48,353	58,679	497,069
Increase (decrease) in commercial paper, net	27,000	14,000	(15,000)	(127,065)
Proceeds from borrowings of long-term bank loans and other	10,271	66,836	29,702	251,605
Repayments of long-term bank loans and other	(125,770)	(97,638)	(82,819)	(701,559)
Payments for redemption of bonds	(57,400)	—	—	—
Proceeds from issuance of stock	—	—	67,738	573,808
Proceeds from issuance of stock to minority shareholders	—	—	13,090	110,885
Proceeds from third-party share allotment of consolidated subsidiary	17,100	—	4,000	33,884
Proceeds from offering of treasury stock	74,840	—	—	—
Cash dividends paid	(4,079)	(8,479)	(20,137)	(170,580)
Cash dividends paid to minority shareholders	(3,011)	(10,876)	(17,369)	(147,133)
Other, net	(367)	(234)	(483)	(4,091)
Net cash provided by (use in) financing activities	(38,734)	11,962	37,401	316,823
Effect of exchange rate changes on cash and cash equivalents	101	1,623	(135)	(1,144)
Net increase (decrease) in cash and cash equivalents	(8,443)	249	(19,110)	(161,881)
Cash and cash equivalents at beginning of year	71,347	62,473	63,857	540,932
Increase in cash and cash equivalents related to subsidiaries newly included in consolidation	988	1,129	469	3,973
Increase in cash and cash equivalents related to merger of consolidated subsidiaries	—	6	33	280
Decrease in cash and cash equivalents related to subsidiary excluded from consolidation	(1,419)	—	—	—
Cash and cash equivalents at end of year	¥ 62,473	¥ 63,857	¥ 45,249	$ 383,304

The accompanying notes are an integral part of these financial statements.

Note 1-SIGNIFICANT ACCOUNTING POLICIES

A) Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of NIPPON MINING HOLDINGS, INC. (the "Company") and its subsidiaries are prepared on the basis of generally accepted accounting principles in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Certain accounts and items reported in the consolidated financial statements that have been filed with the Financial Services Agency in Japan have been reclassified for the convenience of readers outside Japan. In addition, certain accounts in the consolidated financial statements for the years ended March 31, 2005 and 2006 have been reclassified to conform to the 2007 presentation. Moreover, several description items have been newly added in the consolidated financial statements for the convenience of readers outside Japan.

The U.S. dollar amounts included in the consolidated financial statements are provided solely for the convenience of readers outside Japan, and are the arithmetical result of translating Japanese yen to U.S. dollars at the rate of 118.05 yen to 1 U.S. dollar, the rate prevailing as at March 31, 2007. The inclusion of such U.S. dollar amounts is solely for the convenience of the reader and is not intended to imply that Japanese yen amounts have been or could have been converted, realized or settled in dollars at this rate or any other rate.

B) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries that are controlled by the Company (hereinafter referred to as the "Company Group"). As of March 31, 2007, the Company had 114 consolidated subsidiaries. The consolidated financial statements for the fiscal year ended March 31, 2007 do not include the accounts of Japan Energy Analytical Research Center Co., Ltd. and certain other subsidiaries as they are considered immaterial.

The investments in Japan Energy Analytical Research Center Co., Ltd. and certain other unconsolidated subsidiaries are carried at cost, less any write-down deemed necessary, as they are considered immaterial in terms of the Company Group's total assets, net sales, net income and retained earnings.

All material inter-company transactions and accounts and unrealized inter-company profits are eliminated in the consolidated financial statements, and the portion thereof attributable to minority shareholders is credited to them.

Goodwill and negative goodwill, which represent the difference between the carrying amount of an investment in a subsidiary and underlying equity, are amortized over 5 years. Please refer to Note 2-C (5) about the change of presentation of the account name from the consolidation adjustment account to Goodwill in the accompanying consolidated financial statements.

Investments in affiliates over which the Company and its consolidated subsidiaries have significant influence are accounted for under the equity method. The Company Group's consolidated income includes equity in the net income of those affiliates, after elimination of unrealized inter-company profits. As of March 31, 2007, the Company had 15 affiliates that are accounted for under the equity method. The Company did not apply the equity method to its investments in certain affiliates, as they were considered immaterial. The investments in these affiliates are carried at cost, less any write-down deemed necessary.

The accompanying consolidated financial statements include the accounts of consolidated subsidiaries that have fiscal year ends other than March 31. The fiscal year ends of such subsidiaries are principally December 31, and the accounts of these subsidiaries have been used for consolidation purposes, with necessary adjustments being made for significant transactions taking place in the intervening period.

C) Translations of Foreign Currency Transactions and Accounts

Foreign currency transactions are generally translated using the foreign exchange rates prevailing at the respective transaction dates. All assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates. Foreign exchange gains and losses are charged to income.

Revenues and expenses of foreign consolidated subsidiaries are translated into Japanese yen using the average exchange rates for the period. Assets and liabilities are translated into Japanese yen using the foreign exchange rates prevailing at the balance sheet dates, and equity accounts are translated using historical rates. The resultant difference is presented as accumulated translation adjustment and minority interests in a separate component of net assets.

D) Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on hand, demand deposits in banks and investments with original maturities of three months or less.

E) Investment Securities

The Company Group does not classify any of its investment securities as trading or held-to-maturity. Consequentially, the Company Group classifies all of investment securities as other securities. Other securities with readily determinable market values are carried at market value as of each respective balance sheet date, and associated unrealized gains and losses, net of taxes, are reported as a separate component of net assets. The Company Group determines the cost basis of these securities based on moving average. Other securities that do not have readily determinable market values are stated at cost.

Significant declines in the value of other securities that are deemed unrecoverable are charged to income.

F) Inventories

With respect to domestic consolidated subsidiaries:

- Petroleum inventories are stated at the lower of cost or market using the average cost method.
- Metals inventories are stated at the lower of cost or market using the first-in first-out method.

Please refer to the Note 2-C (6).

Inventories held by the Company's foreign consolidated subsidiaries are primarily stated at the lower of cost or market using the first-in, first-out method.

G) Property, Plant and Equipment

Property, plant and equipment, including significant renewals and additions, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, and small purchases of equipment are expensed as incurred.

Depreciation of property, plant and equipment is primarily calculated based on the straight-line method, and is provided over the estimated useful lives as summarized below:

Buildings and structures	7-60 years
Machinery and equipment	3-15 years

H) Intangible Assets

Amortization of intangible assets, including software for internal use, is primarily computed using the straight-line method over their estimated useful lives.

I) Allowance for Periodic Repair Works

The Company Group has an allowance for periodic repair works in an amount equal to the estimated cost of periodically required repairs for oil tanks and machinery and equipment of oil refineries, which is accrued evenly over a period to the next scheduled repairs.

J) Allowance for Doubtful Accounts

The allowance for doubtful accounts is calculated based on the aggregate amount of individually estimated credit losses for doubtful receivables plus an amount calculated using historical write-off experience over a certain period for receivables other than doubtful receivables.

K) Allowance for Employee Bonuses

The allowance for employee bonuses is calculated and provided for based on an estimated amount of future payments attributable to the employee services that have been rendered to the date of the balance sheet.

L) Allowance for Retirement Benefits

The reserve for employee retirement benefits, which is provided for future pension and severance paid at retirement, is recorded at the amount actuarially computed based on the projected benefit obligation and the estimated fair value of pension plan assets at the end of the fiscal year.

Unrecognized net obligation at the date of initial application of the accounting standard for retirement benefits has been amortized on a straight-line basis over a period of ten years.

Unrecognized actuarial gains or losses and unrecognized prior service cost are recognized as income or expenses for the fiscal year of occurrence, except for certain consolidated subsidiaries which have elected to amortize them over the average remaining service period of participating employees.

M) Accrued Retirement Benefits for Corporate Directors and Auditors

Accrued retirement benefits for corporate directors and auditors are provided for based on the amounts computed based on the Company's internal policy.

In 2005, the Company abolished its retirement benefit program for the directors and officers of the Company and its core subsidiaries of the Company Group, and replaced it with a stock option program. Accordingly, no provision is made for the related retirement allowance account thereafter.

N) Leases

Finance leases, other than those under which the ownership of the leased assets is transferred to the lessee or those contracts that have bargain purchase provisions, are accounted for in the same manner as operating leases. Foreign consolidated subsidiaries account for finance leases as assets and obligations as if they bought assets.

O) Derivative Financial Instruments and Hedge Accounting

The Company Group utilizes various derivative financial instruments to manage its exposure to fluctuating commodity prices, variability in foreign currency exchange rates and changes in interest rates. The Company Group utilizes derivative financial instruments for supply-demand adjustment and/or for arbitration, not for speculation, in accordance with the Company's internal policy. The Company's purchases of these risk-avoiding derivative financial instruments are limited to, at maximum, the value or units of the items that are being hedged, with the hedge accounting applied in principle.

With respect to forward currency exchange contracts, currency options, interest rate swaps, interest rate caps, commodity forwards and commodity swaps, the Company Group performs hedge effectiveness assessment to confirm if the critical terms of the hedging instruments and those of the hedged items are continuously the same during the period of hedging and, as such, the hedging is expected to be highly effective.

In addition, when interest rate swaps that meet certain required conditions have critical terms matching exactly with those of financial assets or liabilities that are being hedged, such interest rate swaps are not recognized in the balance sheet, and net interest paid or received on the swaps is recognized as adjustment to the interest income or expense on the financial assets or liabilities that are being hedged.

Derivative financial instruments that are not designated as hedges are carried at market value, with changes in market value charged to income for the period in which they arise.

P) Income Taxes

Provision for income taxes is computed based on income before income taxes and minority interests. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying value amounts and the tax bases of assets and liabilities.

Valuation allowance is established against deferred tax assets to the extent that it is more likely than not that the deferred tax assets may not be realized within the foreseeable future.

The Company and its certain domestic wholly-owned subsidiaries have been filing the consolidated corporate tax return in Japan since the fiscal year ended March 31, 2005.

Q) Net Income per Share

Net income per share is determined based on the weighted average number of shares of common stock outstanding during the relevant fiscal year.

Diluted net income per share assumes the dilution that could occur if stock acquisition rights to issue common stock were exercised with a stock option program and resulted in the issuance of common stock.

Note 2-ACCOUNTING CHANGES AND ADOPTION OF NEW ACCOUNTING STANDARDS

A) For the fiscal year ended March 31, 2005

(1) Valuation Method of Non-Ferrous Metals except for Gold, Silver, Platinum and Palladium, and of Electronic Materials

During the fiscal year ended March 31, 2005, the Company changed the accounting policy for inventory valuation of non-ferrous metals except for gold, silver, platinum and palladium, and of electronic materials, recorded at its domestic consolidated subsidiaries of the Metals segment, from the last-in, first-out method to the first-in, first-out method.

The Company considered it necessary to use the first-in, first-out method to present a more appropriate financial position of the Company Group, thereby to reduce the widening difference between the book value of inventories and their market prices reflecting the recent higher volatilities in market prices of non-ferrous metals. The Company also considered that it would be better to bring the book value of inventories closer to their market value, reflecting the international accounting trends.

As a result of this change, inventories as of March 31, 2005, have increased by 7,125 million yen, operating income has increased by 7,206 million yen and income before special items and income before income taxes and minority interests have increased by 7,125 million yen for the fiscal year ended March 31, 2005, as compared with the amounts which would have been reported if the previous method had been applied consistently.

(2) Accounting Standard for Impairment of Fixed Assets

On August 9, 2002, the Business Accounting Council in Japan issued "Accounting Standard for Impairment of Fixed Assets." This standard requires that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized in the income statement by reducing the carrying amount of impaired assets or a group of assets to the recoverable amount that is measured as the higher of net selling price or value in use.

During the fiscal year ended March 31, 2005, the Company and its domestic consolidated subsidiaries adopted this standard. This is conformity with the provisions of the Accounting Standard, which allow for adoption of the Accounting Standard from the fiscal year ended March 31, 2004.

As a result of this adoption, income before income taxes and minority interests for the fiscal year ended March 31, 2005, decreased by 16 696 million yen. In addition, a certain foreign consolidated subsidiary recognized impairment losses of 8,536 million yen for the fiscal year ended March 31, 2005, in the income statement based on the requirements of accounting standards applicable to them.

The accumulated impairment losses were deducted from each asset's acquisition cost directly.

(3) Allowance for Retirement Benefits

Until the fiscal year ended March 31, 2004, unrecognized actuarial gains or losses were recognized as income or expenses based on amortization using the straight-line method over a period (mainly 10 years) not exceeding the average remaining service period of participating employees present at the time when such gains or losses occurred. In the fiscal year ended March 31, 2005, the Company's certain major consolidated subsidiaries changed the accounting policies to recognizing lump-sum actuarial gains or losses in the period of occurrence. In accordance with this change, these subsidiaries made lump-sum recognition of the previous years' unrecognized net actuarial losses.

In the fiscal year ended March 31, 2005, the Company's certain major consolidated subsidiaries had drastically reformed the retirement benefit plans, including an introduction of defined contribution plan, concurrently with the transfer of substitutional portion of the government welfare pension program to the government.

Under those new plans, the actuarial gains or losses in the future are expected to be extremely low, which will be insufficient to offset the previous years' net actuarial losses. During the fiscal year ended March 31, 2005, in order to present a more appropriate financial position under these circumstances, it was inevitable for these subsidiaries to change the accounting policies for the recognition of actuarial gains or losses and make lump-sum recognition of the previous years' unrecognized net actuarial losses.

As a result of this change, net retirement benefit expenses have increased by 5,742 million yen, operating income and income before special items have increased by 1,158 million yen and income before income taxes and minority interests has decreased by 5,742 million yen for the year ended March 31, 2005, as compared with the amounts which would have been reported if the previous method had been applied consistently.

B) For the fiscal year ended March 31, 2006

None.

C) For the fiscal year ended March 31, 2007

(1) Accounting Standard for Presentation of Net Assets in Balance Sheet

Effective for the year ended March 31, 2007, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Accounting Standards Board of Japan ("ASBJ") Statement No.5, December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8, December 9, 2005).

(2) Accounting Standard for Statement of Changes in Net Assets

Effective for the year ended March 31, 2007, the Company adopted "Accounting Standard for Statement of Changes in Net Assets" (ASBJ Statement No. 6, December 27, 2005) and "Guidance on Accounting Standard for Statement of Changes in Net Assets" (ASBJ Guidance No.9, December 27, 2005). According to the new accounting standard, the Company prepares the consolidated statement of changes in net assets for the purpose of reporting the change in each component of net assets during a fiscal year. The consolidated statements of shareholders' equity for the years ended on March 31, 2005 and 2006, except for an item of deferred hedge gain (loss), have been also reclassified into the consolidated statements of changes in net assets in these consolidated financial statements.

(3) Accounting Standard for Directors' Bonus

Effective for the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No.4, November 29, 2005), under which directors' bonuses shall be accounted for as an expense for the fiscal period in which such bonuses are incurred. Directors' bonuses shall be no longer accounted for as a deduction from retained earnings, different from the previous periods. As a result of this adoption, operating income, income before special items, and income before income taxes and minority interests decreased by 700 million yen (5,930 thousand dollars), respectively.

(4) Accounting Standard for Stock Options

Effective for the year ended March 31, 2007, the Company adopted "Accounting Standard for Share-based Payment" (ASBJ Statement No.8, December 27, 2005) and "Guidance on Accounting Standard for Share-based Payment" (ASBJ Guidance No.11, May 31, 2006). The stock options granted on and after the date on which the Corporate Law took effect in May 2006 are within the scope of this standard. The Company expensed the services rendered as compensation and credited them as stock acquisition rights in net assets of the consolidated balance sheet for the stock options granted on July 26, 2006. Due to the adoption of this standard, operating income, income before special items, and income before income taxes and minority interests decreased by 181 million yen (1,533 thousand dollars) for each.

(5) Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures

Effective for the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted "Accounting Standard for Business Combinations" (Accounting Standards, issued on October 31, 2003 by the Business Accounting Council in Japan), "Accounting Standard for Business Divestitures" (ASBJ Statement No.7, December 27, 2005) and "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ Guidance No.10, December 27, 2005).

Goodwill related to the consolidation adjustment account as well as goodwill related to business rights are presented as "Goodwill" in the consolidated financial statements since the fiscal year ended March 31, 2007, with goodwill in the credit account presented as "Negative goodwill."

Based upon to these standards, the purchase method has applied to the following accounting transactions in the fiscal year ended March 31, 2007;

- Acquisition of copper smelting and refining business
- Acquisition of the company owning copper deposit

(6) Accounting Standard for Measurement of Inventories

Effective for the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries early adopted "Accounting Standard for Measurement of Inventories" (ASBJ Statement No.9, July 5, 2006), which shall be effective from the fiscal year beginning on or after April 1, 2008 and may also be applied to fiscal years prior to the date. The write-downs of inventories due to decreased profitability shall be recognized as cost of sales, in the case that the net selling value falls below the acquisition cost at the end of period, in the same manner as if these inventories were stated at the lower of cost or market. As a result of this adoption, inventories as of March 31, 2007 decreased by 8,255 million yen (69,928 thousand dollars) and gross profit, operating income, income before special items, and income before income taxes and minority interests also decreased by the same amount, respectively.

Note 3-SECURITIES AND INVESTMENTS IN SECURITIES

Market value of marketable securities and investments in securities as of March 31, 2006 and 2007 were as follows:

Equity securities

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Acquisition cost	¥19,353	¥19,275	$163,278
Market value	83,996	77,565	657,052
Gross unrealized gain	¥64,643	¥58,290	$493,774

Bonds and other

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Amortized cost	¥ 117	¥ —	$ —
Market value	123	—	—
Gross unrealized gain	¥ 6	¥ —	$ —

Total

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Acquisition cost and amortized cost	¥19,470	¥19,275	$163,278
Market value	84,119	77,565	657,052
Gross unrealized gain	¥64,649	¥58,290	$493,774

The book values of non-marketable investments in securities as of March 31, 2006 and 2007 were 14,719 million yen and 14,223 million yen (120,483 thousand dollars), respectively.

Note 4-INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES

Investments in non-consolidated subsidiaries and affiliates as of March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Marketable equity securities	¥ 22,027	¥ 23,628	$ 200,152
Non-marketable equity securities	117,656	147,646	1,250,708
Other	835	948	8,030
Total	¥140,518	¥172,222	$1,458,890

Note 5-LAND REVALUATION

Pursuant to the Law for Land Revaluation, the Company and the several domestic companies of group revalued their land used for business activities at March 31, 2000. The resultant adjustment was reflected, net of taxes, in "Surplus from land revaluation" in net assets of the accompanying consolidated balance sheets.

The land value for the revaluation was determined based on the market prices in the official notice of the Commissioner of the National Tax Agency in accordance with Article 2, Paragraph 4 of the Enforcement Ordinance Concerning Land Revaluation, with reasonable adjustments to the market price made by the Company Group. The revaluation is permitted only one time.

Note 6-ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral as of March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Investments in securities	¥ 18,071	¥ 11,186	$ 94,756
Property, plant and equipment (at net book value)	227,679	354,301	3,001,280
Other current assets (Time deposits)	1,330	1,195	10,123
Other	499	759	6,429
Total	¥247,579	¥367,441	$3,112,588

In addition, the stock of a consolidated subsidiary used as collateral as of March 31, 2006 and 2007 was 3,051 million yen and 3,051 million yen (25,845 thousand dollars), respectively, which has been eliminated in the consolidated financial statements.

Note 7-SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings consist principally of bank overdrafts and commercial paper, bearing interest at annual rates from 0.10% to 6.58% as of March 31, 2007.

Short-term borrowings as of March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Banks, insurance companies and other	¥289,983	¥353,159	$2,991,605
Commercial paper	41,000	26,000	220,246
Total	¥330,983	¥379,159	$3,211,851

Long-term debt as of March 31, 2006 and 2007 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Payable to banks, insurance companies and other, with interest rates at 0.88% to 6.17% maturing serially through 2017:			
Collateralized	¥ 96,943	¥ 90,599	$ 767,463
Unsecured	256,810	219,679	1,860,898
	353,753	310,278	2,628,361
Less: Amounts due within one year	(78,329)	(94,476)	(800,305)
	¥275,424	¥215,802	$1,828,056

Annual maturities of long-term debt as of March 31, 2007 are as follows:

Fiscal years ending March 31,	Millions of yen	Thousands of U.S. dollars
2008	¥ 94,476	$ 800,305
2009	53,924	456,789
2010	33,965	287,717
2011	68,757	582,440
2012	30,227	256,053
2013 and thereafter	28,929	245,057
	¥310,278	$2,628,361

Note 8-RETIREMENT BENEFITS

The Company Group has primarily defined benefit retirement plans covering substantially all employees.

A) Allowance for retirement benefits as of March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Projected benefit obligation	¥(107,716)	¥(110,021)	$(931,987)
Plan assets at fair value	43,798	45,374	384,363
Unfunded projected benefit obligation	(63,918)	(64,647)	(547,624)
Unrecognized net transition liability	4,400	3,300	27,954
Unrecognized net actuarial losses	106	101	856
Unrecognized prior service cost	7	—	—
Prepaid pension cost	(185)	(58)	(491)
Liability recognized in consolidated balance sheets	¥ (59,590)	¥ (61,304)	$(519,305)

B) Net retirement benefit expenses for the fiscal years ended March 31, 2005, 2006 and 2007 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Service cost	¥3,572	¥3,692	¥3,559	$30,148
Interest cost on projected obligation	3,142	3,085	3,134	26,548
Expected return on plan assets	(1,890)	(2,037)	(1,665)	(14,104)
Amortization of unrecognized net transition liability	1,100	1,100	1,100	9,318
Amortization of unrecognized net actuarial loss *	6,758	(717)	966	8,183
Amortization of unrecognized prior service cost **	(5,529)	32	552	4,676
Net retirement benefit expenses ***	¥7,153	¥5,155	¥7,646	$64,769

* The effect of the change in accounting standards as noted in "Note 2-A (3)," lump-sum recognition of unrecognized net actuarial loss, 6,900 million yen, is included in the fiscal year ended March 31, 2005. The unrecognized net actuarial loss shall be all recorded as a liability due to new accounting standard issued in September 2006 in the United States and the corresponding increment is recorded at a time by the amount of 1,377 million yen (11,665 thousand dollars) in the fiscal year ended March 31, 2007.

** The effect of the reform of the retirement benefit plan, the decrease of 5,561 million yen in the past benefit obligation, is included in the fiscal year ended March 31, 2005. Effect of the partial revision of the retirement benefit plan in the Metals segment in April 2007, the amount of 545 million yen (4,617 thousand dollars) recognized at a time, is included in the fiscal year ended March 31, 2007.

*** In addition to the above "Net retirement benefit expenses," payment for special retirement benefit is included in the accompanying consolidated statements of income in the amount of 833 million yen, 1,873 million yen and 156 million yen (1,321 thousand dollars) for the fiscal years ended March 31, 2005, 2006 and 2007, respectively, and payment for defined contribution pension plan is included in the amount of 415 million yen and 385 million yen (3,261 thousand dollars) in the fiscal years ended March 31, 2006 and 2007, respectively.

C) The assumptions used in the calculation of the above information were as follows:

	%		
	2005	2006	2007
Discount rate for obligations	2.5 - 6.0 (mainly 2.5)	2.5 - 11.0 (mainly 2.5)	2.5 - 8.5 (mainly 2.5)
Expected return on plan assets	1.0 - 9.0 (mainly 3.0)	2.5 - 5.5 (mainly 3.0)	3.0 - 5.5 (mainly 3.0)
The amortization period of prior service cost	mainly 1 year	mainly 1 year	mainly 1 year
The amortization period of net actuarial loss	mainly 1 year	mainly 1 year	mainly 1 year
The amortization period of net transition liability	10 years	10 years	10 years

Transfer of substitutional portion of employee pension plan to the government and reform the retirement benefit plans

The retirement plan of the Company Group had assumed certain portion of the Japanese government pension plan in addition to the retirement benefit plan of the Company Group.

One of the Company's major domestic consolidated subsidiaries applied for exemption for the payment of the benefits related to future employee services and received approval from the Minister of Health, Labor and Welfare on February 25, 2003. Based on the transitional treatment of "Practical Guideline for Accounting for Retirement Benefits (Interim Report)" (The Japanese Institute of Certified Public Accountants Accounting Committee Research Report No.13), the subsidiary recognized gain as if the payment of the benefits related to employee services of substitutional portion were exempted and the government-specified portion of plan assets were transferred to the government on that day.

The Company's certain major domestic consolidated subsidiaries also obtained the final approval for a transfer of their substitutional plans to the government, which related to past employee services, from the Minister of Health, Labor and Welfare on October 1, 2004, and consequently made comprehensive revisions of their retirement benefit plans, including an introduction of defined contribution plan in the fiscal year ended March 31, 2005.

The amount of restoration related to past employee services was paid to the government on November 11, 2005.

Note 9-BUSINESS COMBINATIONS

A) Acquisition of copper smelting and refining business

Effective on April 1, 2006, the Company's consolidated subsidiary, Pan Pacific Copper Co., Ltd. (PPC) acquired the copper smelting and refining business from Mitsui Mining and Smelting Co., Ltd.

The Company's wholly-owned subsidiary, Nippon Mining & Metals Co., Ltd. has been promoting a comprehensive business alliance with Mitsui Mining and Smelting Co., Ltd. mainly through PPC, the joint venture between the two companies. Consequently the refining function operated by the two parent companies was combined into PPC so that it might promote to further strengthen competitiveness.

The purchase method of accounting has been applied to this acquisition of business as follows :

	Millions of yen	Thousands of U.S. dollars
Assets	¥29,439	$249,377
Liabilities	(16,496)	(139,737)
Goodwill	10,922	92,520
Minority interests in the consolidated subsidiary	(1,508)	(12,774)
Acquisition cost	22,357	189,386
Cash and cash equivalents received	(19)	(161)
Net acquisition cost	¥22,338	$189,225

B) Acquisition of the company owning copper deposit

Effective on May 12, 2006, the wholly-owned Canadian subsidiary of PPC acquired the majority of outstanding shares of Regalito Copper Corp., a Canadian local company, through a tender offer bid, which owns the rights to the Regalito Copper Deposit (the Caserones Copper Deposit since March 2007), and is expected to be an integrated production platform to promote mining and production of electrolytic copper and copper products in Chile.

The purchase method of accounting has been applied to this acquisition of business as follows :

	Millions of yen	Thousands of U.S. dollars
Assets *	¥21,542	$182,482
Liabilities *	(7,236)	(61,296)
Minority interests in the consolidated subsidiary	(98)	(830)
Acquisition cost	14,208	120,356
Acquisition cost paid in the previous fiscal year	(64)	(542)
Acquisition cost paid in the fiscal year ended March 31, 2007	14,144	119,814
Cash and cash equivalents received	(131)	(1,110)
Net acquisition cost	¥14,013	$118,704

* The rights to mineral property after the tax effect consideration are included in the assets above and are evenly amortized over 5 years. Its related deferred tax liabilities are also included in the liabilities above.

The ownership of outstanding shares was 90.2% as a result of the tender offer bid on May 12, 2006, together with the shares acquired in the previous fiscal year, and currently it is 93.9% after an additional acquisition held in July 2006.

Note 10-INCOME TAXES

A) The components of deferred tax assets and liabilities other than deferred tax liability related to land revaluation as of March 31, 2006 and 2007 were as follows:

As of March 31, 2006	Millions of yen
Net operating loss carryforward	¥ 36,726
Retirement benefit obligation	23,763
Eliminations of inter-company transactions	9,922
Securities	22,666
Land	15,551
Impairment of land	7,167
Property, plant and equipment	5,587
Allowance for periodic repair works	4,196
Other investments	1,669
Accrued bonuses to employees	3,476
Accrued enterprise tax	2,538
Loss on business withdrawal	6,399
Other	29,244
Subtotal	168,904
Valuation allowance	(90,608)
Total deferred tax assets	¥ 78,296
Land	¥ (46,666)
Unrealized gain on marketable securities	(25,657)
Difference between market value and cost of assets and liablities of consolidated subsidiaries	(6,123)
Reserve for losses on overseas investments	(1,261)
Undistributed earnings of an affiliate accounted for by equity method	(6,925)
Other	(2,918)
Total deferred tax liabilities	¥ (89,550)
Net deferred tax liabilities	¥ (11,254)

As of March 31, 2007	Millions of yen	Thousands of U.S. dollars
Net operating loss carryforward	¥ 38,060	$ 322,406
Retirement benefit obligation	23,644	200,288
Eliminations of inter-company transactions	9,018	76,391
Securities	23,565	199,619
Land	15,539	131,631
Impairment of land	7,134	60,432
Property, plant and equipment	3,826	32,410
Allowance for periodic repair works	3,641	30,843
Other investments	1,632	13,825
Inventories	4,070	34,477
Accrued bonuses to employees	3,603	30,521
Accrued enterprise tax	2,497	21,152
Loss on business withdrawal	7,561	64,049
Other	28,351	240,160
Subtotal	172,141	1,458,204
Valuation allowance	(98,155)	(831,470)
Total deferred tax assets	¥ 73,986	$ 626,734
Land	¥ (45,308)	$ (383,803)
Unrealized gain on marketable securities	(22,657)	(191,927)
Difference between market value and cost of assets and liabilities of consolidated subsidiaries	(6,107)	(51,732)
Reserve for losses on overseas investments	(1,990)	(16,857)
Undistributed earnings of foreign affiliates	(22,424)	(189,953)
Unrealized gain on the rights to mineral property	(6,058)	(51,317)
Deferred hedge gain	(3,939)	(33,367)
Other	(3,245)	(27,490)
Total deferred tax liabilities	¥(111,728)	$ (946,446)
Net deferred tax liabilities	¥ (37,742)	$ (319,712)

B) Reconciliation of statutory tax rate and the effective income tax rate for the fiscal years ended March 31, 2005, 2006 and 2007 was as follows:

2005	
Statutory tax rate	40.7%
Increase (decrease) in taxes resulting from:	
Eliminations of dividend income	1.8
Changes in valuation allowance	13.7
Equity in income of non-consolidated subsidiaries and affiliates	(11.9)
Different tax rates applied to foreign subsidiaries	(2.4)
Amortization of goodwill including consolidation adjustment account	(1.9)
Deferred tax liabilities for undistributed earnings of an affiliate accounted for by equity method	4.1
Other	0.9
Effective income tax rate	45.0%

2006	
Statutory tax rate	40.7%
Increase (decrease) in taxes resulting from:	
Eliminations of dividend income	1.1
Changes in valuation allowance	3.1
Equity in income of non-consolidated subsidiaries and affiliates	(12.0)
Deferred tax liabilities for undistributed earnings of an affiliate accounted for by equity method	4.4
Other	(2.0)
Effective income tax rate	35.3%

2007	
Statutory tax rate	40.7%
Increase (decrease) in taxes resulting from:	
Eliminations of dividend income	2.2
Changes in valuation allowance	3.5
Equity in income of non-consolidated subsidiaries and affiliates	(17.6)
Deferred tax liabilities for undistributed earnings of foreign affiliates	11.2
Other	(1.2)
Effective income tax rate	38.8%

Note 11-COMMITMENTS AND CONTINGENT LIABILITIES

Commitments and contingent liabilities as of March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Contingent liabilities based on debt assumption agreements	¥21,700	¥ 3,900	$33,037
Notes receivable discounted	28	11	93
Debt guarantees:			
Non-consolidated subsidiaries and affiliates	5,334	2,725	23,083
Other companies and employees	4,722	3,509	29,725
Total	¥31,784	¥10,145	$85,938

Note 12-LEASES

Financing lease transactions whose ownership are not to be transferred were as follows:

A) Lessee

(1) Estimated purchase cost, estimated accumulated depreciation, estimated accumulated impairment losses, and estimated book value of the leased assets as of March 31, 2006 and 2007 were as follows:

	Millions of yen			
As of March 31, 2006	Estimated purchase cost	Estimated accumulated depreciation	Estimated accumulated impairment losses	Estimated book value
Machinery and equipment	¥7,221	¥3,435	¥ 52	¥3,734
Other	1,119	660	54	405
Total	¥8,340	¥4,095	¥106	¥4,139

	Millions of yen			
As of March 31, 2007	Estimated purchase cost	Estimated accumulated depreciation	Estimated accumulated impairment losses	Estimated book value
Machinery and equipment	¥7,938	¥3,724	¥ 52	¥4,162
Other	914	564	54	296
Total	¥8,852	¥4,288	¥106	¥4,458

	Thousands of U.S. dollars			
As of March 31, 2007	Estimated purchase cost	Estimated accumulated depreciation	Estimated accumulated impairment losses	Estimated book value
Machinery and equipment	$67,243	$31,546	$440	$35,257
Other	7,742	4,778	457	2,507
Total	$74,985	$36,324	$897	$37,764

The above estimated purchase cost includes related interest expenses.

(2) Lease payments due under the financing lease transactions as of March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Due within one year	¥1,379	¥1,623	$13,748
Due after one year	2,825	2,858	24,210
Total	¥4,204	¥4,481	$37,958

The above obligations included the allowance for impairment losses on leased assets of 65 million yen and 23 million yen (195 thousand dollars) as of March 31, 2006 and 2007.

The above obligations under finance leases included related interest expenses.

(3) Lease expenses, reversal of the allowance for impairment losses on leased assets, estimated depreciation expenses, and impairment losses for the fiscal years ended March 31, 2005, 2006 and 2007 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Lease expenses	¥4,614	¥1,575	¥1,646	$13,943
Reversal of allowance for impairment losses on leased assets	10	31	42	356
Estimated depreciation	4,604	1,544	1,604	13,587
Impairment losses	106	—	—	—

(4) Method of calculation of amount of estimated depreciation

Depreciation is calculated based on the straight-line method over the lease term of the leased assets assuming no residual value.

B) Lessor

(1) Purchase cost, accumulated depreciation, and book value of the leased assets as of March 31, 2006 and 2007 were as follows:

	Millions of yen		
As of March 31, 2006	Purchase cost	Accumulated depreciation	Book value
Machinery and equipment	¥5,140	¥3,252	¥1,888
Other	516	383	133
Total	¥5,656	¥3,635	¥2,021

	Millions of yen		
As of March 31, 2007	Purchase cost	Accumulated depreciation	Book value
Machinery and equipment	¥4,582	¥2,795	¥1,787
Other	332	268	64
Total	¥4,914	¥3,063	¥1,851

	Thousands of U.S. dollars		
As of March 31, 2007	Purchase cost	Accumulated depreciation	Book value
Machinery and equipment	$38,814	$23,676	$15,138
Other	2,812	2,270	542
Total	$41,626	$25,946	$15,680

(2) Lease revenues due under the financing lease transactions as of March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Due within one year	¥ 809	¥ 688	$ 5,828
Due after one year	1,490	1,416	11,995
Total	¥2,299	¥2,104	$17,823

The above claims under finance leases included related interest income.

(3) Lease incomes and depreciation for the fiscal years ended March 31, 2005, 2006 and 2007 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Lease incomes	¥1,294	¥1,008	¥851	$7,209
Depreciation	879	752	684	5,794

Note 13-UNREALIZED GAINS (LOSSES) ON DERIVATIVES

The Company Group primarily utilizes various derivative financial instruments in order to offset the risks of assets and liabilities due to fluctuations in commodity prices, foreign currency exchange rates and interest rates and applies hedge accounting. The Company Group does not utilize derivative instruments for speculative purposes.

Principal hedging techniques and items hedged are as follows:

Techniques	Hedged Items
Forward currency contracts and currency option contracts	Import of raw materials and export of products
Interest rate swap contracts and interest rate cap contracts	Long-term debt, borrowings, loans
Commodity forward contracts, commodity swap contracts and commodity option contracts	Purchase of raw materials and sale of products

Unrealized gains (losses) on derivatives as of March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Currency-related transactions	¥(22)	¥ 1	$ 8
Interest rate-related transactions	(62)	—	—
Commodity-related transactions	—	(294)	(2,490)
Total-unrealized losses	¥(84)	¥(293)	$(2,482)

The amounts presented above exclude derivatives accounted for as hedges.

Note 14-SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The main components of selling, general and administrative expenses for the years ended March 31, 2005, 2006 and 2007 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Freight	¥31,297	¥33,132	¥36,200	$306,650
Sales commission	8,128	8,666	9,105	77,128
Fees for outsourced services	10,101	10,140	10,757	91,122
Rental expenses	21,550	14,279	13,909	117,823
Employees' salaries	23,214	23,542	23,248	196,934
Employees' bonuses	7,965	8,688	8,294	70,258
Retirement benefit expenses	1,938	1,022	2,368	20,059
Depreciation and amortization	6,616	5,801	9,439	79,958

Note 15-RESEARCH AND DEVELOPMENT COSTS

Research and development costs included in manufacturing cost and selling, general and administrative expenses for the years ended March 31, 2005, 2006 and 2007 were 8,063 million yen, 9,646 million yen and 10,047 million yen (85,108 thousand dollars), respectively.

Note 16-IMPAIRMENT LOSSES

For the years ended March 31, 2005, 2006 and 2007, the Company Group recognized impairment losses on fixed assets related to the significant decline in the market value of its land as well as to the overall deterioration of its business environment, which consisted of the following:

For the fiscal year ended March 31, 2005	Millions of yen
Unutilized assets (land, buildings and the other)	¥ 8,763
Assets for rent (land, buildings and the other)	3,411
Assets for Petroleum business (land, buildings and the other)	1,005
Assets for Electronic Materials business (goodwill, buildings and the other)	3,517
Domestic subtotal	16,696
Assets for Electronic Materials business (goodwill and the other)	8,536
Overseas subtotal	8,536
Total	¥25,232

In Japan, the recoverable amounts of the assets for Petroleum business and Electronic Materials business and the assets for rent were primarily measured as value in use equivalent to the present value of their future cash flows, discounted at 5%, with the unutilized assets' measured as net selling price.

In the overseas, the recoverable amounts of the assets for Electronic Materials business were measured as value in use equivalent to the present value of their future cash flows, discounted at 11%.

For the fiscal year ended March 31, 2006	Millions of Yen
Unutilized assets (land, buildings and the other)	¥1,152
Assets for rent (land, buildings and the other)	137
Assets for Petroleum business (land, buildings and the other)	526
Assets for Resources and Metals business (buildings and the other)	538
Domestic subtotal	2,353
Assets for Electronic Materials business (buildings and the other)	3,210
Overseas subtotal	3,210
Total	¥5,563

In Japan, the recoverable amounts of the assets for Petroleum business and Resources and Metals business and the assets for rent were primarily measured as value in use equivalent to the present value of their future cash flows, discounted at 5%, with the unutilized assets' measured as net selling price.

In the overseas, the recoverable amounts of the assets for Electronic Materials business were measured as value in use equivalent to the present value of their future cash flows, discounted at 10%.

For the fiscal year ended March 31, 2007	Millions of yen	Thousands of U.S. dollars
Unutilized assets (land, constructions and the other)	¥1,462	$12,384
Assets for rent (land)	91	771
Assets for Petroleum business (land)	324	2,745
Domestic subtotal	1,877	15,900
Total	¥1,877	$15,900

In Japan, the recoverable amounts of the assets for Petroleum business and the assets for rent were primarily measured as value in use equivalent to the present value of their future cash flows, discounted at 5%, with the unutilized assets' measured as net selling price.

Note 17-REORGANIZATION AND RESTRUCTURING COSTS

Reorganization and restructuring costs comprises mainly special loss related to shut down of a domestic mine of 11,504 million yen, restructuring costs of electronic materials business in the United States of 3,833 million yen and closing costs of convenience stores of 1,088 million yen for the fiscal year ended March 31, 2005. For the fiscal year ended March 31, 2006, it comprises restructuring costs of electronic materials business in the United States of 11,309 million yen and special loss related to shut down of a domestic mine of 1,380 million yen. For the fiscal year ended March 31, 2007, it comprises additional restructuring costs of electronic materials business in the United States of 3,234 million yen (27,395 thousand dollars) and special loss related to withdraw from metal manufacturing business in Korea of 1,754 million yen (14,858 thousand dollars).

Note 18-STOCK OPTION PLAN

In 2005, the Company abolished its retirement benefit program for the directors and officers of the Company and its core subsidiaries, and replaced it with a stock option program.

At the general meeting of shareholders and the subsequent meeting of the Board of Directors of the Company held on June 28, 2005, the Company resolved the issuance of stock acquisition rights at no cost for the directors and officers of the Company and its core subsidiaries as stock-based compensation plan. The total number of shares corresponding to the aforesaid stock acquisition rights is 362,000 shares of common stock of the Company. The options will be granted at 1 yen per share as an exercise price of the Company's common stock, and are exercisable from July 2, 2005 to June 30, 2025. The number of shares corresponding to the aforesaid stock acquisition rights as of March 31, 2007 is 340,500 shares of common stock of the Company.

Under the newly implemented Corporate Law in 2006, stock acquisition rights as stock options issued to the directors and officers of the Company and its core subsidiaries are deemed to be part of their compensations. The details of the issuance of the stock acquisition rights as above shall be resolved by the Company's Board of Directors pursuant to the provisions set forth in the Corporate Law.

At the meeting of the Board of Directors of the Company held on June 28, 2006, the Company resolved the issuance of stock acquisition rights for the directors and officers of the Company and its core subsidiaries as stock-based compensation plan, which was expensed at fair value. The total number of shares corresponding to the aforesaid stock acquisition rights is 210,500 shares of common stock of the Company. The options will be granted at 1 yen per share as an exercise price of the Company's common stock, and are exercisable from July 27, 2006 to June 30, 2026. The number of shares corresponding to the aforesaid stock acquisition rights as of March 31, 2007 is 210,500 shares of common stock of the Company.

Note 19-SEGMENT INFORMATION

The operations of the Company Group for the fiscal years ended March 31, 2005, 2006 and 2007 were summarized by product group as follows:

	Millions of yen					
As of and for the fiscal year ended March 31, 2005	Petroleum	Metals	Other Operations	Total	Eliminations or Corporate	Consolidated
Sales:						
Outside customers	¥1,983,080	¥492,041	¥ 27,417	¥2,502,538	¥ —	¥2,502,538
Inter-group	2,915	1,036	24,518	28,469	(28,469)	—
Total	1,985,995	493,077	51,935	2,531,007	(28,469)	2,502,538
Operating costs and expenses	1,898,385	458,573	49,727	2,406,685	(29,755)	2,376,930
Operating income	87,610	34,504	2,208	124,322	1,286	125,608
Income before special items	82,452	60,775	4,466	147,693	362	148,055
Identifiable assets, depreciation and amortization, impairment losses and capital expenditures						
Assets	1,036,172	457,047	295,617	1,788,836	(208,692)	1,580,144
Depreciation and amortization	30,953	15,502	1,326	47,781	(55)	47,726
Impairment losses	10,860	13,266	90	24,216	1,016	25,232
Capital expenditures	29,890	15,868	1,477	47,235	52	47,287

Breakdown of Metals segment

	Millions of yen				
	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Total
Sales:					
Outside customers	¥366,481	¥86,094	¥39,466	¥ —	¥492,041
Inter-group	23,411	2,887	12,042	(37,304)	1,036
Total	389,892	88,981	51,508	(37,304)	493,077
Operating costs and expenses	373,002	78,959	43,101	(36,489)	458,573
Operating income (loss)	16,890	10,022	8,407	(815)	34,504
Income (loss) before special items	45,503	7,721	8,366	(815)	60,775

	Millions of yen					
As of and for the fiscal year ended March 31, 2006	Petroleum	Metals	Other Operations	Total	Eliminations or Corporate	Consolidated
Sales:						
Outside customers	¥2,389,254	¥606,119	¥ 30,889	¥3,026,262	¥ —	¥3,026,262
Inter-group	3,386	1,010	27,678	32,074	(32,074)	—
Total	2,392,640	607,129	58,567	3,058,336	(32,074)	3,026,262
Operating costs and expenses	2,296,019	564,152	54,993	2,915,164	(33,350)	2,881,814
Operating income	96,621	42,977	3,574	143,172	1,276	144,448
Income before special items	96,961	82,845	7,175	186,981	1,741	188,722
Identifiable assets, depreciation and amortization, impairment losses and capital expenditures						
Assets	1,182,134	632,690	443,720	2,258,544	(398,961)	1,859,583
Depreciation and amortization	30,053	14,368	499	44,920	(49)	44,871
Impairment losses	1,740	3,754	69	5,563	—	5,563
Capital expenditures	34,458	22,320	746	57,524	145	57,669

Breakdown of Metals segment

	Millions of yen				
	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Total
Sales:					
Outside customers	¥464,363	¥102,684	¥39,072	¥ —	¥606,119
Inter-group	31,023	3,638	13,684	(47,335)	1,010
Total	495,386	106,322	52,756	(47,335)	607,129
Operating costs and expenses	468,331	95,130	46,845	(46,154)	564,152
Operating income (loss)	27,055	11,192	5,911	(1,181)	42,977
Income (loss) before special items	68,221	9,649	6,156	(1,181)	82,845

As of and for the fiscal year ended March 31, 2007	Millions of yen					
	Petroleum	Metals	Other Operations	Total	Eliminations or Corporate	Consolidated
Sales:						
Outside customers	¥2,750,827	¥1,021,563	¥ 30,057	¥3,802,447	¥ —	¥3,802,447
Inter-segment	4,877	2,525	35,640	43,042	(43,042)	—
Total	2,755,704	1,024,088	65,697	3,845,489	(43,042)	3,802,447
Operating costs and expenses	2,679,793	971,757	62,280	3,713,830	(43,641)	3,670,189
Operating income	75,911	52,331	3,417	131,659	599	132,258
Income before special items	81,918	134,050	7,590	223,558	678	224,236
Identifiable assets, depreciation and amortization, impairment losses and capital expenditures						
Assets	1,236,312	780,669	474,402	2,491,383	(434,976)	2,056,407
Depreciation and amortization	29,054	21,996	514	51,564	31	51,595
Impairment losses	1,610	127	—	1,737	140	1,877
Capital expenditures	62,257	85,453	791	148,501	118	148,619

Breakdown of Metals segment

	Millions of yen				
	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Total
Sales:					
Outside customers	¥844,795	¥124,218	¥52,550	¥ —	¥1,021,563
Inter-segment	42,241	5,333	17,846	(62,895)	2,525
Total	887,036	129,551	70,396	(62,895)	1,024,088
Operating costs and expenses	841,897	130,294	64,320	(64,754)	971,757
Operating income (loss)	45,139	(743)	6,076	1,859	52,331
Income (loss) before special items	127,762	(2,198)	6,627	1,859	134,050

As of and for the fiscal year ended March 31, 2007	Thousands of U.S. dollars					
	Petroleum	Metals	Other Operations	Total	Eliminations or Corporate	Consolidated
Sales:						
Outside customers	$23,302,220	$8,653,647	$ 254,612	$32,210,479	$ —	$32,210,479
Inter-segment	41,313	21,389	301,906	364,608	(364,608)	—
Total	23,343,533	8,675,036	556,518	32,575,087	(364,608)	32,210,479
Operating costs and expenses	22,700,491	8,231,741	527,573	31,459,805	(369,682)	31,090,123
Operating income	643,042	443,295	28,945	1,115,282	5,074	1,120,356
Income before special items	693,926	1,135,536	64,295	1,893,757	5,743	1,899,500
Identifiable assets, depreciation and amortization, impairment losses and capital expenditures						
Assets	10,472,783	6,613,037	4,018,653	21,104,473	(3,684,676)	17,419,797
Depreciation and amortization	246,116	186,328	4,354	436,798	263	437,061
Impairment losses	13,638	1,076	—	14,714	1,186	15,900
Capital expenditures	527,378	723,871	6,701	1,257,950	1,000	1,258,950

Breakdown of Metals segment

	Thousands of U.S. dollars				
	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Total
Sales:					
Outside customers	$7,156,247	$1,052,249	$445,151	$ —	$8,653,647
Inter-group	357,823	45,176	151,173	(532,783)	21,389
Total	7,514,070	1,097,425	596,324	(532,783)	8,675,036
Operating costs and expenses	7,131,699	1,103,719	544,854	(548,531)	8,231,741
Operating income (loss)	382,371	(6,294)	51,470	15,748	443,295
Income (loss) before special items	1,082,270	(18,619)	56,137	15,748	1,135,536

Main products for each segment are the following:

Petroleum	resource development, gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, ship transport, etc.
Metals	<Resources and Metals> resource development, copper, gold, silver, sulfuric acid, ship transport, etc. <Electronic Materials > copper foils, sputtering targets, compound semiconductor materials, etc. <Metal Manufacturing > wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations	information service, engineering, real-estate, electric wires, cables, titanium, common group administrative activities such as fund procurement, etc.

Changes in segment classification

In April 2006, three core metals-related businesses of the Company Group, namely Nippon Mining & Metals Co., Ltd., Nikko Materials Co., Ltd. and Nikko Metal Manufacturing Co., Ltd. were merged to form a newly integrated company, Nippon Mining & Metals Co., Ltd. As a result, three segments, Resources and Metals, Electronic Materials and Metal Manufacturing, were integrated into the Metals segment. Concurrently, classification of businesses among segments was partially changed. For disclosure of the financial results of metals-related segments, the Metals segment is classified into three segments, Resources and Metals, Electronic Materials and Metal Manufacturing as in the past.

(Note)

A) As noted in "Note 2-A (1)," in the fiscal year ended March 31, 2005, the Company's certain domestic consolidated subsidiaries of the Metals segment changed the inventory valuation method of non-ferrous metals except gold, silver, platinum and palladium, and of electric materials from the last-in, first-out method to the first-in, first-out method.

As a result of this change, inventories as of March 31, 2005 have increased by 7,125 million yen, operating costs have decreased by 7,206 million yen, operating income has increased by the same amount and income before special items has increased by 7,125 million yen for the Metals segment, as compared with the amounts which would have been reported if the previous method had been applied consistently.

B) As noted in "Note 2-A (3)," until the fiscal year ended March 31, 2004, unrecognized actuarial gains or losses were recognized as income or expenses based on amortization of straight-line method over a period (mainly 10 years) not exceeding the average remaining service period of participating employees present at the time when such gains or losses occurred. In the fiscal year ended March 31, 2005, the Company's certain major consolidated subsidiaries changed the accounting policy to recognizing lump-sum actuarial gains or losses at the period of occurrence. In accordance with this change, these subsidiaries made lump-sum recognition of the previous years' unrecognized net actuarial losses.

As a result of this change, in the fiscal year ended March 31, 2005, operating costs have decreased by 1,193 million yen and operating income and income before special items have increased by the same amount for the Petroleum segment and operating costs have increased by 35 million yen and operating income and income before special items have decreased by the same amount for the Metals segment, as compared with the amounts which would have been reported if the previous method had been applied consistently.

C) As noted in "Note 2-C (3)," on November 29, 2005, ASBJ issued "Accounting Standard for Directors' Bonus." During the fiscal year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted this standard.

As a result of this adoption, in the fiscal year ended March 31, 2007, operating costs have increased by 312 million yen (2,643 thousand dollars) and operating income and income before special items have decreased by the same amount for the Petroleum segment and operating costs have increased by 264 million yen (2,236 thousand dollars) and operating income and income before special items have decreased by the same amount for the Metals segment and operating costs have increased by 124 million yen (1,050 thousand dollars) and operating income and income before special items have decreased by the same amount for the Other Operations segment.

D) As noted in "Note 2-C (4)," on December 27, 2005, ASBJ issued "Accounting Standard for Share-based Payment" and on May 31, 2006, "Guidance on Accounting Standard for Share-based Payment." During the fiscal year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted this standard.

As a result of this adoption, in the fiscal year ended March 31, 2007, operating costs have increased by 118 million yen (1,000 thousand dollars) and operating income and income before special items have decreased by the same amount for the Petroleum segment and operating costs have increased by 63 million yen (534 thousand dollars) and operating income and income before special items have decreased by the same amount for the Metals segment.

E) As noted in "Note 2-C (6)," the Company and its domestic consolidated subsidiaries early adopted "Accounting standard for Measurement of Inventories" from the fiscal year ended March 31, 2007.

As a result of this adoption, inventories as of March 31, 2007 decreased by 975 million yen (8,259 thousand dollars) and operating income and income before special items decreased by the same amount for the Petroleum segment, and in the same manner decreased by 7,210 million yen (61,076 thousand dollars) for the Metals segment, by 70 million yen (593 thousand dollars) for the Other Operations segment.

Note 20-OVERSEAS SALES

Overseas sales, which represent sales to overseas customers, and their ratios to total consolidated sales for the fiscal year ended March 31, 2007 were summarized by geographic region as follows:

	Millions of yen		
	Asia	Others	Total
Overseas sales	511,582	50,327	561,909
Total sales	—	—	3,802,447
Overseas to total sales (%)	13.5	1.3	14.8

	Thousands of U.S. dollars		
	Asia	Others	Total
Overseas sales	4,333,605	426,319	4,759,924
Total sales	—	—	32,210,479
Overseas to total sales (%)	13.5	1.3	14.8

Overseas sales for the fiscal years ended March 31, 2005 and 2006 were not presented in the above table because sales to overseas customers accounted for less than 10% share of the total consolidated sales.

Report of Independent Auditors

To the Board of Directors of
Nippon Mining Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Nippon Mining Holdings, Inc. and its subsidiaries as of March 31, 2007, and the related consolidated statements of income, changes in net assets, and cash flows for the year then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nippon Mining Holdings, Inc. and its subsidiaries as of March 31, 2007, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

As described in Note 2, effective for the year ended March 31, 2007, Nippon Mining Holdings, Inc. and its domestic consolidated subsidiaries early adopted "Accounting Standard for Measurement of Inventories" (ASBJ statement No.9, July 5, 2006). As described in Note 19, effective in April 2006, the Company changed the classification of its business segments.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

Ernst & Young ShinNihon
June 27, 2007

Misuzu Audit Corporation
June 27, 2007

Report of Independent Auditors

To the Board of Directors of
Nippon Mining Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Nippon Mining Holdings, Inc. and its subsidiaries as of March 31, 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended March 31, 2006, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nippon Mining Holdings, Inc. and its subsidiaries as of March 31, 2006, and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in Japan.

As described in Note 2, effective for the year ended March 31, 2005, Nippon Mining Holdings, Inc. and its subsidiaries changed their accounting policy for valuation method of non-ferrous metals except for gold, silver, platinum and palladium, and of electronic materials, accounting standard for impairment of fixed assets and allowance for retirement benefits.

Misuzu Audit Corporation
(formerly ChuoAoyama PricewaterhouseCoopers)
Tokyo, Japan

June 27, 2006

History

2006	Pan Pacific Copper Co., Ltd. integrated copper smelting functions of Nippon Mining & Metals Co., Ltd. and Mitsui Mining & Smelting Co., Ltd.
2006	Nippon Mining & Metals Co., Ltd., Nikko Materials Co., Ltd., and Nikko Metal Manufacturing Co., Ltd. merged to form new Nippon Mining & Metals Co., Ltd.
2005	100th anniversary of the Nippon Mining Holdings Group
2003	Nikko Metal Manufacturing Co., Ltd. established (Nippon Mining & Metals Co., Ltd. separated metal manufacturing from metal operations)
2002	Holding company, Nippon Mining Holdings Inc. established
2000	Pan Pacific Copper Co., Ltd. established
1999	Kashima Oil Co., Ltd. became a subsidiary of Japan Energy Corporation
1999	Nippon Mining & Metals Co., Ltd., LG-Nikko Copper Inc. (now, LS-Nikko Copper Inc.) began Japan-Korea joint copper smelting and refining business
1999	Nikko Materials Co., Ltd. established
1998	Nippon Mining & Metals Co., Ltd. listed on the first section of Tokyo Stock Exchange
1993	Nikko Kyodo Co., Ltd. renamed Japan Energy Corporation
1992	Nippon Mining Co., Ltd. and Kyodo Oil Co., Ltd. merge to create Nikko Kyodo Co., Ltd.
1992	Nippon Mining & Metals Co., Ltd. established, assumes metals resource development, smelting and refining, and metal manufacturing operations of Nippon Mining Co., Ltd.
1988	Acquisition of Gould Inc. (USA)
1985	Isohara Plant began operations [now, Isohara Plant (Ibaraki Prefecture) of Nippon Mining & Metals Co., Ltd.]
1982	Hitachi Works of Nikko Gould Foil Co., Ltd. began operations [now, Shirogane Plant (Ibaraki Prefecture) of Nippon Mining & Metals Co., Ltd.]
1979	Chita Oil Co., Ltd. established (Acquisition of Chita Oil Co., Ltd. in 1983, and transferred its business to take direct control of Chita Oil Refinery [now, Chita Oil Refinery (Aichi Prefecture) of Japan Energy Corporation])
1969	Sodegaura Lubricants Plant began operations [now, Sodegaura Plant (Chiba Prefecture) of Japan Energy Corporation]
1967	Kashima Oil Co., Ltd. established
1965	Kyodo Oil Co., Ltd. established
1964	Opening of Kurami Works [now, Kurami Works (Kanagawa Prefecture) of Nippon Mining & Metals Co., Ltd.]
1961	Mizushima Oil Refinery began operation [now, Mizushima Oil Refinery (Okayama Prefecture) of Japan Energy Corporation]
1959	Production of natural gas commenced at Nakajo Gas Field [now, Nakajo Oil and Gas Field (Niigata Prefecture) of Japan Energy Development Co., Ltd.]
1950	Kawasaki Works began operations [now, Kurami Works, Kawasaki Plant (Kanagawa Prefecture) of Nippon Mining & Metals Co., Ltd.]
1939	Funakawa Oil Refinery began operations [now, Funakawa Works (Akita Prefecture) of Japan Energy Corporation]
1929	Nippon Mining Co., Ltd. established [assumes smelting and refining operations of Nippon Sangyo Co., Ltd.]
1928	Kuhara Mining Co., Ltd. renamed Nippon Sangyo Co., Ltd.
1916	Saganoseki Smelter and Refinery established [now, Saganoseki Smelter & Refinery (Oita Prefecture) of Nikko Smelting & Refining Co., Ltd.]
1914	Acquired oil field in Omonogawa (Akita Prefecture) and began exploration (First oil in 1933)
1912	Kuhara Mining Co., Ltd. established
1908	Opening of Daioin Smelter in Hitachi
1905	Fusanosuke Kuhara opened Hitachi Mine (Ibaraki Prefecture)










Nippon Mining Holdings
Japan Energy
Nippon Mining & Metals
September 2002
Nippon Mining Holdings established
April 2006
New "Nippon Mining & Metals" established
2000
December 1993
Name changed to Japan Energy
October 2003
Nikko Metal Manufacturing established
December 1992
Nikko Kyodo established
July 1999
Nikko Materials established
1990
November 1992
Nippon Mining & Metals began operations
1980
1970
August 1965
Kyodo Oil established
1960
1950
1940
April 1929
Nippon Mining established
1930
December 1928
Name changed to Nippon Sangyo
1920
September 1912
Kuhara Mining established
1910
December 1905
Founding of Kuhara Mine

Group Companies (As of March 31, 2007)
(Consolidated subsidiaries and Equity-method affiliated companies)

●···Equity-method affiliated company

Nippon Mining Holdings, Inc.

Petroleum (Japan Energy Group)

	Percentage of voting rights
Japan Energy Corporation	100.0%
Japan Energy Development Co., Ltd.	100.0%
NMC Pearl River Mouth Oil Development Co., Ltd.	100.0%
Southern Highlands Petroleum Co., Ltd.	80.0%
Kashima Oil Co., Ltd.	70.7%
Kashima Aromatics Co., Ltd.	80.0%
JOMO-NET Sapporo Co., Ltd.	100.0%
JOMO-NET Tohoku Co., Ltd.	100.0%
JOMO-NET Kitakanto Co., Ltd.	100.0%
JOMO-NET Higashitokyo Co., Ltd.	100.0%
JOMO-NET Nishitokyo Co., Ltd.	100.0%
JOMO-NET Minamikanto Co., Ltd.	100.0%
JOMO-NET Tokai Co., Ltd.	100.0%
JOMO-NET Kansai Co., Ltd.	100.0%
JOMO-NET Sanyo Co., Ltd.	100.0%
JOMO-NET Kyushu Co., Ltd.	100.0%
JOMO Retail Service Co., Ltd.	100.0%
J-Quest Co., Ltd.	100.0%
Asia Corporation	100.0%
JOMO Sun Energy Co., Ltd.	100.0%
Japan Energy (Singapore) Pte. Ltd.	100.0%
Nikko Liquefied Gas Co., Ltd.	51.0%
Kyo-Pro Co., Ltd.	100.0%
JOMO-Pro Kanto Co., Ltd.	100.0%
Petrocokes, Ltd.	85.0%
Irvine Scientific Sales Co., Ltd.	100.0%
Nissho Shipping Co., Ltd.	72.5%
Nippon Tanker Co., Ltd.	100.0%
JOMO Enterprise Co., Ltd.	100.0%
JOMO Support System Co., Ltd.	100.0%
● am/pm JAPAN Co., Ltd.	20.0%
● Abu Dhabi Oil Co., Ltd.	31.5%
● United Petroleum Development Co., Ltd.	35.0%

Metals (Nippon Mining & Metals Group)

	Percentage of voting rights
Nippon Mining & Metals Co., Ltd.	100.0%
□ Resources and Metals Segment	
Nippon Mining of Netherlands B.V.	100.0%
Nippon LP Resources B.V.	60.0%
Kasuga Mines Co., Ltd.	100.0%
Japan Korea Joint Smelting Co., Ltd.	80.0%
Pan Pacific Copper Co., Ltd.	66.0%
Nikko Smelting & Refining Co., Ltd.	100.0%
Hibi Kyodo Smelting Co., Ltd.	63.5%
Pan Pacific Copper Taiwan Co., Ltd.	100.0%
Pan Pacific Copper Shanghai Co., Ltd.	100.0%
PPC Canada Enterprises Corp.	100.0%
Japan Copper Casting Co., Ltd.	65.0%
Changzhou Jinyuan Copper Co., Ltd.	58.0%
Kurobe Nikko Galva Co., Ltd.	91.1%
Nikko Shoji Co., Ltd.	100.0%
Nikko Shoji Taiwan Co., Ltd.	100.0%
Nikko Art & Craft Co., Ltd.	100.0%
Nikko Environmental Services Co., Ltd.	100.0%
Tomakomai Chemical Co., Ltd.	100.0%
Nikko Tsuruga Recycle Co., Ltd.	100.0%
Nikko Mikkaichi Recycle Co., Ltd.	100.0%
Nikko Plant Saganoseki Co., Ltd.	100.0%
Nippon Marine Co., Ltd.	100.0%
Circum Pacific Navigation Co., Ltd.	100.0%
Nikko Logistics Partners Co., Ltd.	90.0%
Nissho Kou-un Co., Ltd.	100.0%
Nikko Exploration and Development Co., Ltd.	100.0%
Nikko Drilling Co., Ltd.	100.0%
● Minera Los Pelambres	25.0%
● Japan Collahuasi Resources B.V.	30.0%
● JECO Corporation	20.0%
● LS-Nikko Copper Inc.	49.9%
● Hitachi Wire Rod Co., Ltd.	20.0%
□ Electronic Materials Segment	
Nikko Materials Philippines Inc.	100.0%
Gould Electronics GmbH	100.0%
Nikko Materials USA, Inc.	100.0%
Nikko Metal Plating Co., Ltd.	100.0%
Nikko Materials Taiwan Co., Ltd.	100.0%
□ Metal Manufacturing Segment	
Nikko Fuji Electronics Co., Ltd.	100.0%
Fuji Electronics Dongguan Co., Ltd.	100.0%
Nikko Fuji Precision (Wuxi) Co., Ltd.	100.0%
Nikko Coil Center Co., Ltd.	100.0%
Nippon Precision Technology (Malaysia) Sdn. Bhd.	80.5%
Nippon Mining Singapore Pte. Ltd.	100.0%
Nippon Mining Taiwan Co., Ltd.	100.0%
Nippon Mining Shanghai Co., Ltd.	100.0%
Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd.	100.0%
● Poongsan-Nikko Tin Plating Corp.	40.0%

Other (Independent Operating Companies and Functional Support Companies)

	Percentage of voting rights
Central Computer Services Co., Ltd.	100.0%
Nichiyo Engineering Corporation	100.0%
Nikko Real Estate Co., Ltd.	100.0%
Automax Co., Ltd.	100.0%
Nippon Mining Finance Co., Ltd.	100.0%
Nippon Mining Procurement Inc.	100.0%
Nippon Mining Research & Technology Co., Ltd.	100.0%
Nippon Mining Business Support Co., Ltd.	100.0%
Nippon Mining Ecomanagement, Inc.	100.0%
Nippon Mining Insurance Services Co., Ltd.	100.0%
● Maruwn Corporation	44.0%
● Tatsuta Electric Wire and Cable Co., Ltd.	32.7%
● Toho Titanium Co., Ltd.	34.4%

Global Network (Domestic)



Petroleum
(Japan Energy Group)

1. Mizushima Oil Refinery, Japan Energy
2. Chita Oil Refinery, Japan Energy
3. Funakawa Works, Japan Energy
4. Sodegaura Lubricants Plant, Japan Energy
5. Kawasaki LP-Gas Terminal, Japan Energy
6. Kashima Oil Refinery, Kashima Oil Co., Ltd.
7. Nakajo Oil and Gas Field, Japan Energy Development Co., Ltd.

Metals
(Nippon Mining & Metals Group)

Resources and Metals Segment

1. Hitachi Works, Nikko Smelting & Refining Co., Ltd.
2. Saganoseki Smelter & Refinery, Nikko Smelting & Refining Co., Ltd.
3. Tamano Smelter, Hibi Kyodo Smelting Co., Ltd.
4. Kasuga Mines Co., Ltd.
5. Japan Copper Casting Co.,Ltd.
6. Kurobe Nikko Galva Co., Ltd.
7. Nikko Environmental Services Co.,Ltd.
8. Tomakomai Chemical Co., Ltd.
9. Nikko Mikkaichi Recycle Co., Ltd.
10. Nikko Tsuruga Recycle Co., Ltd.

Electronic Materials Segment

1. Isohara Works, Nippon Mining & Metals
2. Shirogane Works, Nippon Mining & Metals
3. Toda Works, Nippon Mining & Metals
4. Takatsuki Plant, Nikko Shoji Co., Ltd.
5. Ichinoseki Foil Manufacturing Co., Ltd.

Metal Manufacturing Segment

1. Kurami Works, Nippon Mining & Metals
2. Kurami Works, Kawasaki Plant, Nippon Mining & Metals
3. Isohara Plant, Nikko Fuji Electronics Co., Ltd.
4. Hitachi Plant, Nikko Fuji Electronics Co., Ltd.
5. Kurami Plant, Nikko Coil Center Co., Ltd.
6. Kawasaki Plant, Nikko Coil Center Co., Ltd.

Independent Operating Companies

1. Osaka Plant, Tatsuta Electric Wire and Cable Co., Ltd.
2. Fukuchiyama Plant, Tatsuta Electric Wire and Cable Co., Ltd.
3. Toho Titanium Co., Ltd.

(Overseas)



Petroleum
(Japan Energy Group)

❶ Japan Energy (U.K.) Ltd.
❷ Abu Dhabi Oil Co., Ltd.
❸ United Petroleum Development Co., Ltd.
❹ Japan Energy Corporation Beijing Office
❺ NMC Pearl River Mouth Oil Development Co., Ltd.
❻ Shanxi Japan Energy Lubricants Co., Ltd.
❼ Japan Energy (Shanghai) Trading Co., Ltd.
❽ Japan Energy (Singapore) Pte. Ltd.
❾ Southern Highlands Petroleum Co., Ltd.
❿ Japan Energy Oceania Pty., Ltd.
⓫ Irvine Scientific Sales Co., Ltd.

Metals
(Nippon Mining & Metals Group)

Resources and Metals Segment

① Changzhou Jinyuan Copper Co., Ltd.
② Nippon Mining & Metals Co., Ltd. Shanghai Office
③ Pan Pacific Copper (Shanghai) Co., Ltd.
④ LS-Nikko Copper Inc.
⑤ Nippon Mining & Metals Co., Ltd. Australia Office
⑥ Collahuasi Mine
⑦ Escondida Mine
⑧ Los Pelambres Mine
⑨ Nippon Mining & Metals Co., Ltd. Chile Office
⑩ Pan Pacific Copper Co., Ltd. Chile Office

Electronic Materials Segment

① Nikko Materials USA, Inc.
② Gould Electronics GmbH
③ Nikko Materials Philippines Inc.
④ Nikko Materials Taiwan Co., Ltd.
⑤ Nikko Materials Hong Kong Ltd.
⑥ Nikko Materials Singapore Pte. Ltd.
⑦ Nikko Materials Korea Co., Ltd.
⑧ Suzhou Nikko Materials Co., Ltd.
⑨ Nikko Materials Europe GmbH

Metal Manufacturing Segment

① Fuji Electronics Dongguan Co., Ltd.
② Nikko Fuji Precision (Wuxi) Co., Ltd.
③ Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd.
④ Nippon Precision Technology (Malaysia) Sdn. Bhd.
⑤ Nippon Mining Singapore Pte. Ltd.
⑥ Nippon Mining Taiwan Co., Ltd.
⑦ Nippon Mining Shanghai Co., Ltd.
⑧ Materials Service Complex Malaysia Sdn. Bhd.
⑨ Poongsan-Nikko Tin Plating Corp.

Investor Information (As of March 31, 2007)

Share Information

Number of Shares Issued	928,462,002
Number of Shareholders	93,399
Stock Exchange Listings	Tokyo, Osaka, Nagoya
Securities Code	5016
Trading unit	500 shares
Administrator of Shareholders' Register	The Chuo Mitsui Trust and Banking Co., Ltd.
Fiscal Year-End	March 31
General Shareholder's Meeting	June

Types of Shareholders



Securities Companies 2.63%
Others 0.01%
Treasury Stock 0.10%
Individuals 12.69%
Financial Institutions 39.20%
Domestic Corporations 5.07%
Overseas Investors 40.30%

Major Shareholders

Name	Number of Shares Held (Thousands)	Percentage of Total Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Held in trust account)	75,915	8.18
The Master Trust Bank of Japan, Ltd. (Held in trust account)	68,309	7.36
Mizuho Corporate Bank, Ltd.	22,172	2.39
Japan Trustee Services Bank, Ltd. (Held in trust account 4)	17,826	1.92
Investors Bank West Pension Fund Clients	15,986	1.72
State Street Bank and Trust Company 505103	14,944	1.61
Trust & Custody Services Bank, Ltd. (Held in security investment trust account)	14,581	1.57
Teikoku Oil Co., Ltd.	14,477	1.56
Sompo Japan Insurance Inc.	13,982	1.51
Fortis Bank (Nederland) N.V.	13,841	1.49

Share Price Range and Trading Volume



Share price (yen)
1,200
1,000
800
600
400
200
0
Trading volume (million shares)
200
150
100
50
0
2003
2004
2005
2006
2007
(Years ended March 31)

	2003	2004	2005	2006	2007
High (yen)	277	519	642	1,024	1,162
Low (yen)	[illegible]	193	400	565	753
At Year-End (yen)	[illegible]	494	589	993	1,017
Market Capitalization* (Billions of yen)	205.3	419.1	499.7	842.5	944.2

*Calculated with closing share price at the end of the term multipled by the number of shares outstanding at the end of the term (including treasury stock)

NIPPON MINING HOLDINGS, INC.

2-10-1 Toranomon, Minato-ku, Tokyo, 105-0001 Japan
Telephone:81-(0)3-5573-5123
http://www.shinnikko-hd.co.jp/english/

END

PRINTED WITH SOY INK

3.9 GREENSTYLE A-(2)-060001

Nippon Mining Holdings supports the Kizukai Movement (care for forests in Japan) promoted by Japan's Forestry Agency.
In the printing of this annual report for 2007, we have arranged for thinned timber from a contracted forest in Hara in Nagano Prefecture to be used for the paper. This helps regenerate the forest, increasing the volume of carbon dioxide they can absorb.